Form 20-F
period 2024-12-31
Titan America SA
filed 2025-04-04
CIK 2035304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from/to
or
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:
Commission file number 333-284251
TITAN AMERICA SA
(Exact Name of Registrant as specified in its charter)
Not applicable
(Translation of Registrant’s name into English)
Belgium
(Jurisdiction of incorporation or organization)
1000 Bruxelles,
Square de Meeûs 37, Belgium
(Address of principal executive offices)
John Christy
Telephone: (757) 858-6500
E-mail: JChristy@titanamerica.com
5700 Lake Wright Drive, Suite 300
Norfolk, VA 23502
(Name, Telephone, E-mail and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no nominal value	TTAM	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:
Not applicable
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer	☐	Accelerated filer	☑	Non-accelerated filer	☐	Emerging growth company
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☑	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☑

NOTICE REGARDING DISCLOSURE OF MINING PROPERTIES
The technical report summary for Pennsuco Quarry, Miami-Dade County, Florida and the technical report summary for Roanoke Quarry, Botetourt County, Virginia, included herewith, have been prepared in accordance with subpart 1300 of Regulation S-K –Disclosure by Registrants Engaged in Mining Operations, (“S-K 1300”) as issued by the U.S. Securities and Exchange Commission (the “SEC”), under the United States Securities Act of 1933, as amended, (the “Securities Act”), which governs disclosure for mining registrants. Such technical report summaries titled “Technical Report Summary for Pennsuco Quarry, Miami-Dade County, Florida” and “Technical Report Summary for Roanoke Quarry, Botetourt County, Virginia” respectively, each dated August 30, 2024, were prepared by Continental Placer Inc., independent geological and environmental consultants, who is a qualified person under S-K 1300 and is independent of us, are included as Exhibit 96.1 and Exhibit 96.2, respectively, in this Annual Report.
Unless otherwise indicated, the scientific and technical information contained in this Annual Report regarding the Pennsuco Quarry and Roanoke Quarry have been derived from the S-K 1300 Report, which was included as Exhibit 96.1 and Exhibit 96.2, respectively, to our registration statement on Form F-1 filed with the SEC and declared effective on February 6, 2024, and is included as Exhibit 96.1 and Exhibit 96.2, respectively, to this Annual Report (our “Registration Statement”).

Cautionary Statement Regarding Forward-Looking Information
This document contains “forward-looking statements,” as that term is defined in the U.S. federal securities laws, concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “commit,” “commitment,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “pioneer,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.
In this document, Titan America SA and its consolidated subsidiaries are together referred to as the “Company,” “Titan America,” “we,” “us,” “our” or similar terms. Titan Cement International SA, Titan America’s ultimate parent, is referred to as “Titan Cement International,” “TCI,” or “our Parent.”
From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Titan America cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Titan America to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Titan America disclaims any such obligation. Risks and uncertainties that might affect Titan America include, but are not limited to:
•increases in the cost or fluctuations in the availability of labor, fuel and energy, raw materials and other production inputs;
•fluctuations in energy, fuel prices and transportation costs and changes in prices for or availability of commodities, labor or other production inputs;
•increases in market demand for cement substitutes;
•impacts of climate change and regulations intended to address climate change;
•fluctuations in public spending for infrastructure and large-scale projects, construction levels and urbanization trends;
•the timing or likelihood of regulatory approvals, licenses and permits, as well as delays in construction projects;
•our ability to protect our intellectual property, the confidentiality of our know-how, trade secrets, technology and other proprietary information;
•regulatory developments in the United States, Europe and other jurisdictions, including those relating to the protection of the environment, health and safety;
•our expectations about market trends;
•our ability to accurately forecast demand for our products and manage our inventory;
•developments relating to our competitors and our industry, including demand for cement substitutes;
•our ability to effectively manage our anticipated growth;
•our ability to attract and retain key management and other qualified personnel;
•union disputes and other employee relations issues;

•our ability to realize the anticipated benefits of strategic investment in research and development, digitalization and logistical capabilities;
•the future trading price of our common shares and impact of securities analysts’ reports on these prices;
•the risk that an active, liquid trading market for our common shares may not develop or that the market for our common shares may be volatile;
•increased costs and regulatory burdens resulting from being a public company listed on the New York Stock Exchange (“NYSE”);
•our ability to operate as a standalone public company;
•conflicts of interest and disputes arising between Titan Cement International and us that could be resolved in a manner unfavorable to us;
•our ability to remediate the identified material weaknesses in our internal control over financial reporting; and
•other risks and uncertainties, including those listed under the caption “Risk Factors.”
We caution you that the foregoing list does not contain all of the forward-looking statements made in this document.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this document primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described above, in “Risk Factors” under “Item 3. Key Information ,” “Item 4. Information on the Company ,” “Item 5. Operating and Financial Review and Prospects,” “Legal Proceedings” included in “Item 8. Financial Information,” Titan America’s consolidated financial statements referenced in “Item 8. Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Moreover, we operate in a competitive environment, and new risks and uncertainties may therefore emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this document. We cannot guarantee that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this document relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this document to reflect events or circumstances after the date of this document or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this document, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements contained in this document are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1935 and Section 27A of the Securities Act.
All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this special note. Additionally, our discussion of various information, including ESG matters, both here and in other locations is information by various standards and the interests of various stakeholders. As such, not all such information may be material and references to “materiality” and any related assessment of ESG “materiality” may differ from the definition applicable for relevant reporting purposes.

__________________________________________________________________________________________________________

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors
This section contains forward-looking statements that are subject to the Cautionary Statement Regarding Forward-Looking Information appearing earlier in this annual report. Risks to Titan America are also discussed elsewhere in this annual report.
Risks Related to Our Business and Industry
We have been, and may continue to be, adversely impacted by volatility and seasonality in the U.S. residential and non-residential construction markets.
Our business is largely dependent on demand for residential construction, public spending levels for infrastructure and large-scale projects. The U.S. residential and non-residential construction markets are volatile and subject to cyclical market pressures. The level of activity in the U.S. residential and non-residential construction markets is based on numerous factors such as availability of credit, interest rates, general economic conditions, consumer confidence and other factors that are beyond our control. As a result of macroeconomic headwinds we have faced over the past several years, such as prolonged inflationary cost pressures, supply chain disruptions, the impact of public health crises and geopolitical conflicts, U.S. residential and non-residential construction markets have been adversely affected, and may continue to be adversely affected in the future, by changes in the cost of raw materials as well as labor costs, energy costs and freight costs associated with transportation of raw materials. In addition, demand for our products could decline if companies and consumers are unable to obtain financing for construction projects or if an economic recession causes delays or cancellations to infrastructure projects. A significant downturn in activity in either the U.S. non-residential or residential construction markets could have a material adverse effect on our business, financial position, results of operations and cash flows.
We cannot predict the market conditions that will impact the residential or non-residential construction industry or the timing of residential or non-residential construction activity. We also cannot provide any assurances that the operational strategies we have implemented to address current market conditions will be successful. Weakness in the non-residential or residential construction industry could have a material adverse effect on our business, financial position, results of operations and cash flows. Due to the potential volatility in the residential and non-residential construction markets, there may be fluctuations in our operating results, and the results for any historical period may not be indicative of results for any future period. Any uncertainty about current economic conditions can pose a risk to our business, financial position, results of operations and cash flows, as participants in the U.S. non-residential and residential construction industries may postpone spending in response to tighter credit, negative financial news or declines in income or asset values, which could have a material negative effect on the demand for our products.

__________________________________________________________________________________________________________

A significant portion of our business is seasonal, with results of operations affected by weather conditions. For the Mid-Atlantic region, construction material production and related contracting services typically follow the activity in the construction industry, with heavier workloads in the spring, summer and fall. Accordingly, we typically experience a decrease in sales in our Mid-Atlantic reportable segment during the first and fourth quarters reflecting the effect of the winter season in North America and an increase in sales in the second and third quarters reflecting the effect of the summer season in North American markets. Besides the seasonal effects of weather conditions, extreme or unusually adverse weather conditions, which have occurred and may reoccur, such as extreme temperatures, heavy or sustained rainfall or snowfall, wildfires, hurricanes and storms may affect the demand for products and the ability to perform services on construction work. Heavy or sustained rainfall may particularly impact operations of our ready-mix concrete business. Extreme or unusually adverse weather conditions could negatively affect our results of operations, financial position and cash flows.
Fluctuations in energy, fuel prices and transportation costs could have an adverse effect on our costs of goods sold.
A significant proportion of our cost of goods sold are incurred in connection with the consumption of thermal and electric energy necessary to produce our products, and in connection to transportation costs incurred for the distribution of our products. Cement production consumes a large quantity of energy, especially for the kilning and grinding processes.
Energy is also required for the transportation, both within our facilities and externally, of our products through our trucks in addition to the operation of our equipment. The principal elements of these energy costs are fuel expenses and electricity expenses (which include, inter alia, costs for coal, petroleum coke, natural gas and alternative fuels). Due to their size and weight, aggregates are costly and difficult to transport efficiently. Our products and services are generally localized around our aggregate sites and served by truck or in certain markets by rail or barge. We could be negatively impacted by freight costs due to rising fuel costs; rate increases for third-party freight; truck, railcar or barge shortages, including shortages of truck drivers and rail crews; rail service interruptions; and minimum tonnage requirements, among other things. To the extent price increases or other mitigating factors are not sufficient to offset these increased costs adequately or timely, or if the price increases result in a significant decrease in sales volumes, our results of operations, financial position and cash flows could be negatively impacted. Increases or significant fluctuations in energy and fuel costs, freight rates or other transportation costs could adversely affect our results of operations, business and financial condition, especially if we are unable to pass along higher input costs to our customers. Energy prices may vary significantly in the future, largely due to market forces and other factors beyond our control, including changes in the relevant regulatory regime or governmental policy applicable to energy prices. We may also, particularly in the case of coal, experience time lags between movements in energy prices and movements in production costs since the supply of a substantial proportion of energy resources is secured pursuant to long-term purchase agreements. Risks related to fluctuations in energy and fuel costs are increased due to the fact we do not use any long-term hedging instruments to mitigate the effects of such fluctuations. Legal requirements, as well as a heightened awareness of environmental sustainability, have placed increased pressure on energy-intensive industries such as the cement industry to increase their energy efficiency and to transition to more environmentally friendly sources of energy, such as renewables, which could further increase our cost of goods sold. Changes in the availability of energy sources to meet these demands could adversely impact our ability to operate, and changes in energy prices as a result could significantly increase our operating costs.
Significant changes in prices for or availability of commodities, labor or other production inputs could negatively affect our costs of goods sold.
Our manufacturing operations are exposed to fluctuations in costs for labor, energy and raw materials, among other things. These inputs are also subject to supply chain fluctuations and other general economic and market conditions beyond our control. However, the primary key raw materials used in the manufacturing of cement or aggregates are controlled through a combination of owned and leased reserves. Since 2021, we have experienced elevated commodity and supply chain costs and other inputs used in the production and distribution of our products and services. Recent inflationary pressures have increased our costs above historical averages.
Availability of key natural resources used in the manufacturing of our products is one of the factors that significantly affect our operations and profitability. Therefore, continued active management of our quarries and production plants and the related permits, licenses, rights and titles is key to controlling manufacturing cost escalations in the long term. While the primary source of the key raw material of limestone is from owned reserves adjacent to the cement plants, there can be no assurance that we will be able to maintain or renew these land and mining rights or that we will have similar cost containment for other inputs used in the production process.

__________________________________________________________________________________________________________

Our access to natural resources could be adversely affected by the closure of one or more of our quarries due to unforeseen circumstances related to changes in regulatory environment, disruptions to available transportation networks, or the cancellation of freight agreements or other key contract terminations. If any of our suppliers ceases to operate, or if we would need to incur additional costs to obtain such materials from other sources, such limitations on our ability to obtain the various inputs required, or to obtain those inputs without additional costs, could have a material adverse effect on our results of operations. Moreover, as we pursue less carbon-intensive inputs for cement, we may experience similar difficulties with alternative inputs such as supplementary cementitious materials (“SCMs”).
Increased market demand for cement substitutes could have an adverse impact on our business.
We specialize in the production of cement, aggregates, ready-mix concrete and related products and derive substantially all of our revenue therefrom. Materials such as wood, steel, gypsum, plastic, aluminum and ceramics can be used in construction as a substitute for cement. Other existing construction techniques, such as the use of drywall, as well as any new construction techniques and modern materials, could decrease the demand for cement, ready-mix concrete and mortars. In addition, new construction techniques and modern materials that could replace the use of cement may be introduced in the future. To the extent such products are perceived as having superior environmental or other sustainability characteristics, this may cause customers to be more willing or quick to replace their use of cement. The use of substitutes for cement could cause a significant reduction in the demand and prices for our products and may have a material adverse effect on our business, results of operations and financial condition.
We operate in a highly competitive industry.
The markets for cement, aggregates and other construction materials and services are very competitive. Competition in these segments is based largely on price and on the quality of the material, service provided, logistics and innovative solutions offered. Similarly, our products are fairly commoditized and our ability to price them in a profitable manner is constrained by a competitive price environment, restricting our profitability levels. Competition, whether from established market participants or new entrants, could cause us to lose market shares, increase expenditures or reduce pricing, any one of which could have an adverse effect on our business, results of operations or financial condition.
We compete in each of the markets in which we operate with domestic and international cement producers, as well as importers. Each of these markets we serve are highly fragmented and we compete with a number of regional and national companies. These producers may have greater financial and other resources than we do. Some others are smaller and more specialized and concentrate their resources in particular areas of expertise. We could face increased competition, which would result in lower prices and decreased volumes, either from existing players or new entrants to the markets in which we operate. Further, our profitability is generally dependent on the level of demand for such building materials and services as a whole as well as on our ability to maximize efficiencies and control operating costs. Prices in these markets are subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond our control.
In order to maintain or further reinforce our competitive position, we rely on periodic investments in the areas of production and innovation, and on regular maintenance of our production facilities. In the future, we may not have adequate resources to continue to make such investments, and, as a result, may not be able to continue to successfully compete in the markets in which we operate. In addition, competitors could react more quickly to the changing needs of customers, differentiate themselves more effectively, or improve the functionality or performance of their products more quickly than us or in a more cost-effective manner. Therefore, we may face significant price, margin or volume declines in the future, which could have an adverse effect on our business, results of operations or financial condition in particular in markets where cement overcapacity or oversupply is prevalent.
A material disruption at one or more of our facilities or in our supply chain could have a material adverse effect on us.
We own and operate manufacturing facilities of various ages and levels of automated control and rely on a number of third parties and affiliates as part of our supply chain, including for the efficient distribution of products to our customers. Any disruption at one of our manufacturing facilities or within our supply chain could prevent us from meeting demand or require us to incur unplanned capital expenditures. Older facilities are generally less energy efficient and are at an increased risk of breakdown or equipment failure, resulting in unplanned downtime. Newly commissioned facilities are also subject to unforeseen breakdowns or failures related to mistakes in engineering and equipment selection, poor workmanship during fabrication and/or installation, accidents during the construction and/or commissioning phases, mistakes during initial operation and other related issues that can cause significant delays in the project implementation and facility start up. Any unplanned downtime at our facilities may cause delays in meeting customer

__________________________________________________________________________________________________________

timelines, result in liquidated damages claims or cause us to lose or harm customer relationships. Additionally, we require specialized equipment to manufacture certain of our products, and if any of our manufacturing equipment fails, the time required to repair or replace this equipment could be lengthy, which could result in extended downtime at the affected facility. Any unplanned repair or replacement work can also be very expensive. Moreover, manufacturing facilities can unexpectedly stop operating because of events unrelated to us or beyond our control, including fires and other industrial accidents, floods and other severe weather events, natural disasters, environmental incidents or other catastrophes, utility and transportation infrastructure disruptions, shortages of raw materials, and acts of war or terrorism. Work stoppages, whether union-organized or not, can also disrupt operations at manufacturing facilities. Furthermore, while we are generally responsible for delivering products to the customer, in some instances, we do not maintain our own fleet of delivery vehicles and outsource this function to third parties. Any shortages in trucking or rail capacity, any increase in the cost thereof, or any other disruption to the highway systems, could limit our ability to deliver our products in a timely manner or at all. Any material disruption at one or more of our facilities or those of our customers or suppliers or otherwise within our supply chain, whether as a result of downtime, facility damage, an inability to deliver our products or otherwise, could prevent us from meeting demand, require us to incur unplanned capital expenditures or cause other material disruption to our operations, any of which could have a material adverse effect on our business, financial condition and results of operations. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all our losses. In addition, there is no assurance that insurance will continue to be available on terms acceptable to us.
Delays in construction projects and any failure to manage our inventory could have a material adverse effect on us.
Many of our products are used in large-scale construction projects which generally require a significant amount of planning and preparation before construction commences. However, construction projects can be delayed and rescheduled for several reasons, including unanticipated soil conditions, adverse weather or flooding, changes in project priorities, financing issues, difficulties in complying with environmental and other government regulations or obtaining permits and additional time required to acquire rights-of-way or property rights. These delays or rescheduling may occur with too little notice to allow us to replace those projects in our manufacturing schedules or to adjust production capacity accordingly, creating unplanned downtime, increasing costs and inefficiencies in our operations and increased levels of obsolete inventory. Any delays in construction projects and our customers’ orders or any inability to manage our supply could have a material adverse effect on our business, financial condition and results of operations.
Our investments may not result in expanded capacity at our facilities at the expected levels or timeline, or at all, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue and profits. If our investments do not result in expanded capacity at our facilities at the levels or timeline that is expected, or at all, we could incur additional costs or experience delays.
We have recently expanded, and made significant investments to further expand, the capacity of our various facilities. However, it is difficult to predict whether our investments will result in expanded capacity at our facilities at the expected levels or within the expected timeline, or at all, and we may have limited insight into trends that may emerge and affect our business. If our investments do not result in expanded capacity at the levels or timeline that is expected, or at all, we could incur additional costs or experience delays. Inaccurate predictions regarding these levels or timelines may prevent us from increasing our production levels, thereby hindering our ability to meet higher demands. Failure to increase capacity and meet higher demands may harm our business, prospects, financial condition, results of operations, and cash flows.
The estimates of a multi-year growth phase in our industry included in this document may prove to be inaccurate, and even if the markets in which we operate achieve the forecasted growth, our business could fail to grow at similar rates, or at all, and we could have over-capacity of our products.
The estimates of a multi-year growth phase in our industry included in this document may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this document.
The variables that go into the calculation of multi-year growth are subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers covered by the multi-year growth estimates will purchase our products at all or generate any particular level of revenues for us. Even if the markets in which we compete meet the size estimates and growth forecasted in this document, our business could fail to grow at similar rates, or at all, and we could have over-capacity of our products, especially in light of the investments we have made to further expand the capacity at our various facilities. Our growth is subject to

__________________________________________________________________________________________________________

many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of multi-year growth of our industry included in this document should not be taken as indicative of our future growth.
Any delay or problem with operating or upgrading our existing information technology infrastructure could cause a disruption in our business and adversely impact our financial results.
Our ability to operate our business on a day-to-day basis largely depends on the efficient operation of our information technology infrastructure and our cloud providers, the largest of which is Microsoft Azure. We may be susceptible to hacks into our systems or other security breaches by unauthorized third parties. We are also susceptible to errors in connection with any systems upgrade or migration to a different hardware or software system, errors or incidents of our cloud providers, bugs or other problems for any of the software we use, either developed in-house or provided by third parties. Security breaches, financial, regulatory or other developments that might prevent these third parties from providing services to us or our users could harm our business. Our systems and our information technology infrastructure are vulnerable to damage or interruption from natural or man-made disasters, power loss, computer viruses, telecommunication and other operational failures, ransomware attacks or any other kind of denial of service related attacks, physical or electronic break-ins, sabotage, intentional acts of vandalism, terrorism, public health crises (including pandemics), extreme weather (including as a result of climate change) and similar events. The public cloud providers could also decide to close their facilities. Any steps that we may take to upgrade and improve the stability and efficiency of our information technology may not be sufficient to avoid defects or disruptions in our technology infrastructure, which could cause a disruption in our business and adversely impact our financial results. Our systems are not fully redundant, and our disaster recovery planning may not be sufficient. Any errors, defects, disruptions, interruptions, delays or cessation of service could result in significant disruptions to our business that could ultimately be more expensive, time consuming and resource intensive than anticipated. We may experience defects or disruptions in our technology infrastructure, including system interruptions and delays that make our site and services unavailable or slow to respond for periods of time, which could adversely impact our ability to fulfill orders, which could reduce our revenue, adversely affect our reputation with or result in the loss of users and negatively impact our financial results. Although we are insured against cyber risks and security breaches up to an annual aggregate limit, our liability insurance may be inadequate and may not fully cover the costs of any claims or damages that we might be required to pay. In the future, we may not be able to obtain adequate liability insurance on commercially desirable or reasonable terms or at all.
In September 2021, we implemented a new version of Titan Cement International’s enterprise resource planning software, SAP, as part of a plan to integrate and upgrade our systems and processes. As we are dependent on the SAP license and system of Titan Cement International, we lack control over system updates, maintenance schedules and overall system management, which could lead to delays or disruptions that impact our operations. The SAP license and system of Titan Cement International might also not fully meet our unique needs, which might make our systems potentially less effective or inefficient. Any of these consequences could have a material adverse effect on our business, results of operations and financial condition.
Our aggregate resource and reserve calculations are estimates and subject to uncertainty.
We estimate aggregate reserves and resources based on available data. The estimates depend upon the interpretation of surface and subsurface investigations, major assumptions and other supporting data, which can be unpredictable.
The quantity must be considered only an estimate until reserves are actually extracted and processed. This uncertainty in aggregate resource and reserve calculation may adversely impact our results of operations.
We may not be able to secure, permit or economically mine strategically located aggregate reserves or locate, permit or operate new ready-mix concrete sites.
As discussed above, aggregates are bulky and heavy and therefore difficult to transport efficiently. Because of the nature of the products, the freight costs can quickly surpass production costs. Therefore, except for geographic regions that do not possess commercially viable deposits of aggregates and are served by rail, barge or ship, the markets for our products tend to be very localized around our quarry sites and are served by truck. New quarry sites often take several years to develop. Our strategic planning and new site development must stay ahead of actual growth. Additionally, we may not be able to locate new ready-mix concrete sites and secure the necessary governmental, operating and environmental permits to operate such new sites. In a number of urban and suburban areas in which we operate, it is increasingly difficult to permit new sites or expand existing sites due to community resistance. Therefore, our future success is dependent, in part, on our ability to accurately forecast future areas of high growth in order to locate

__________________________________________________________________________________________________________

optimal facility sites and on our ability to either acquire existing quarries or secure governmental, operating, mining and environmental permits to open new quarries and/or ready-mix concrete sites. If we are unable to accurately forecast areas of future growth, acquire existing quarries or secure the necessary permits to open new quarries and/or ready-mix concrete sites, our financial condition, results of operations and liquidity may be materially adversely affected.
We may not be successful in implementing our growth strategy, which could have a material adverse effect on us.
Our long-term strategy includes both organic growth such as investment in lower carbon products, strengthening of market positions through our vertically integrated business model and digitalization of our operations and growth via acquisitions. We use these strategies to strengthen and develop our existing activities, particularly in growth areas, and as a means of reducing market-specific risk via geographic diversification. The successful implementation of such a growth strategy depends on a range of factors both within and outside of our control.
Any failures to execute our growth strategy or successfully integrate acquired assets and businesses could have a material adverse effect on our business, prospects, financial condition and results of operations.
A large proportion of our business, operations and assets are concentrated in parts of the Eastern Seaboard of the United States.
A large proportion of our business, operations and assets is concentrated in Virginia, Florida, North Carolina, South Carolina and the Metro New York area. Currently, approximately 60% of our operations are concentrated in Florida. Despite positive trends and forecasts for the construction segment’s growth in Florida, there can be no assurance that it will not experience a downturn that will significantly affect our results of operations. For example, the state could experience a decrease in gross domestic product growth, an increase of unemployment or a decrease in consumer confidence, increased property taxes, successive periods of adverse weather conditions, sea level rise or other impacts to infrastructure we rely on, any of which could have a negative effect on our results of operations in Florida. Should positive market trends continue, foreign or national competitors could enter the Florida market to benefit from the increased prices, which could result in a lower market share. There can be no certainty that the positive trends in the U.S. market will continue in the medium- to long-term, in particular given that the U.S. market has been steadily growing since 2011, increasing the risk of a market downturn. Should the U.S. market experience a downturn, demand for our products would decrease. In addition, our kilns could be required to operate at lower utilization rates and the rest of our assets could remain idle because of lower demand.
Failure to achieve and maintain a high level of product quality as a result of our suppliers’ or our manufacturing mistakes or inefficiencies could damage our reputation and negatively impact our revenue and results of operations.
To continue to be successful, we must continue to preserve, grow and capitalize on the value of our brand in the marketplace. Reputational value is based in large part on perceptions of subjective qualities. Even an isolated incident, such as an out of specification product delivered to a construction site, or the aggregate effect of individually insignificant incidents, can erode trust and confidence. In particular, product quality issues as a result of our suppliers’ (including our affiliates’) acts or omissions could negatively impact customer confidence in our brands and our products. As we do not have direct control over the quality of the products manufactured or supplied by such third-party and affiliated suppliers, we are exposed to risks relating to the quality of the products we distribute. If our product offerings do not meet applicable safety standards or customers’ expectations regarding safety or quality, or are alleged to have quality issues or to have caused personal injury or other damage, we could experience lower revenue and increased costs and be exposed to legal, financial and reputational risks, as well as governmental enforcement actions. For example, product quality concerns could result in costly rip and tear expenses for removing previously laid concrete. The termination of key supplier relationships may have a material adverse effect on our business, financial condition and results of operations.
While we regularly test samples of our products before shipment, there can be no assurance that such testing will be adequate to identify all deficient products.
Our financial condition and operations could be adversely impacted by climate change and regulations intended to address climate change.
Severe weather events, such as tornadoes, hurricanes, rain, drought, ice and snowstorms and high- and low- temperature extremes, occur in regions in which we operate and maintain infrastructure. Climate change could change the frequency and severity of these weather events or result in chronic changes to water levels or meteorological patterns, any of which may create physical and

__________________________________________________________________________________________________________

financial risks to us. Such risks could have an adverse effect on our financial condition, results of operations and cash flows. Increases in severe weather conditions, extreme temperatures or chronic climatic changes (such as sea level rise or changes in meteorological or hydrological patterns) may also cause infrastructure construction projects to be delayed or cancelled and may limit resources available for such projects, resulting in decreased revenue or increased project costs. Climate change may impact a region’s economic health, which could impact our revenues as our financial performance is tied to the health of the regional economies we serve. For example, if ports or other infrastructure on which we rely become less usable due to climate impacts, it may affect demand for, or our ability to provide, our products.
The price of energy also has an impact on the economic health of communities and our production costs. The cost of additional regulatory requirements related to climate change, such as regulation of greenhouse gas (“GHG”) emissions under the federal Clean Air Act, requirements to replace fossil fuels with renewable energy or to obtain emissions credits or other environmental regulation or taxes could impact the availability of goods and the prices charged by suppliers, which would normally be borne by consumers through higher prices for energy and purchased goods. The costs of such regulations could increase the costs of our products and could adversely impact economic conditions of areas we serve. Such regulations could also increase our cost of doing business by requiring us to install additional pollution control technologies, acquire emissions offsets, or modify or curtail our operations. Various financial market participants also consider climate-related risks in their decision-making. To the extent financial markets believe we are not well positioned to manage any such risk, our ability to access capital markets or to receive competitive terms and conditions could be negatively affected.
Moreover, in certain jurisdictions in which we operate, governmental bodies are increasingly proposing or enacting legislative and regulatory initiatives to address the potential impacts of climate change, such as cap-and-trade systems, limits on GHG emissions and requirements to disclose GHG emissions and other climate change-related information, which are expected to become more stringent in the future. These laws and regulations have the potential to impact our operations directly or indirectly and may result in additional compliance requirements by us. For example, we monitor, analyze and report on GHG emissions from our operations and products in response to laws and customer inquiries. In addition, our manufacturing processes have been and may be affected by new laws and regulations in response to climate change. Compliance with such laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
The cement industry is under increasing regulatory pressure to reduce carbon emissions and achieving significant emissions reductions may involve high costs and technical challenges associated with carbon capture and storage. Due to the uncertain availability of technologies to control GHG emissions and the unknown obligations that potential GHG emission legislation or regulations may create, we cannot determine the potential financial impact on our operations.
In addition, the increasing focus on climate change and stricter regulatory requirements may result in our business facing adverse reputational risks associated with certain of our operations producing GHG emissions. Although we have not yet experienced material difficulties in these areas, if we are unable to satisfy the increasing climate-related expectations of certain stakeholders, we may suffer reputational harm, which may cause the market price of our common shares to decrease, difficulty in accessing the capital or insurance markets or interference with our business operations and ability to make capital expenditures. For further information, please see our risk factor titled “Increasing scrutiny and activism from stakeholders and regulators with respect to ESG matters, including those most relevant to the cement industry, could impact our reputation and the cost of our operations which could adversely affect our business and results of operations.”
Any of the above risks may also impact our customers or suppliers, which could augment existing or result in different risks, including risks that may not yet be known to us.
Our operations are subject to special hazards that have caused in the past and may cause in the future personal injury or property damage, subjecting us to liabilities and possible losses, some of which may not be covered by insurance.
Hauling and ready-mix trucks, particularly when loaded, expose our drivers and others to traffic hazards. Our drivers are subject to the usual hazards associated with providing services on construction sites, while our plant personnel are subject to the hazards associated with moving and storing large quantities of heavy raw materials. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage, and such hazards have in the past, and could result in the future, with us being named in the litigation in the future. Liabilities for such events are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. Provisions for losses are recognized when we have a

__________________________________________________________________________________________________________

legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. If we were to experience claims or costs above our estimates, we might also be required to use working capital to satisfy these claims rather than using the working capital to maintain or expand our operations.
We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may not be adequate to cover all losses or liabilities we may incur in our operations.
Our insurance policies are subject to varying levels of deductibles. Where we expect to be reimbursed under an insurance contract, the reimbursement is recognized as a separate asset but only when reimbursement is virtually certain.
We are subject to certain operational risks, including risks regarding safety at work.
Our cement, ready-mix and quarry operations can be hazardous, and factors outside our control, such as weather and temperature, can increase the risks related to those operations. Although we have strict safety policies and training programs intended to systematically educate employees on safety as well as detailed procedures and systems, these programs may fail to prevent all such accidents and, as a result, we have been and could be in the future subject to administrative or legal proceedings arising as a result of breaches of health and safety by our employees, any of which may have an adverse effect on our operations and reputation. The cement production process also generates environmental impacts, including dust, noise or other pollutants, and may require the storage of waste materials. Contamination resulting from waste materials or significant dust, noise or other pollution from site operations could also have the potential of affecting our employees, communities and the environment near our operations, and also negatively affect our business, results of operations and financial condition.
Our customer relationships are not generally governed by long-term agreements, and, as a result, such customers have the right to change the terms under which they do business and/or terminate their relationship with us.
The bulk of our customer relationships are not generally governed by long-term agreements. Consequently, despite the length of our relationships with these customers and our low historical customer turnover rates, there can be no assurance that our customer base will remain stable in the future. If our customers do not renew orders, our business, financial position, results of operations and cash flows could be negatively affected.
Relationships with our customers are based on and involve a high degree of trust that the customer(s) will continue to transact with us for a long period of time. However, under certain of these agreements, we would have no recourse against certain customers if they are determined to terminate the agreement or they utilize other service providers that may compete with us. These customers could additionally underperform, not perform at all under these agreements and even walk away entirely. Our lack of recourse and ability to prevent customers from walking away from our agreements could have a material effect on our financial performance.
Our business is based in part on government-funded infrastructure projects and building activities, and any reductions or reallocation of spending or related subsidies in these areas could have an adverse effect on us.
We often serve as a subcontractor and depend on government spending for infrastructure and other similar building activities. As a result, demand for some of our products is influenced by local, state and federal government fiscal policies, tax incentives and other subsidies and other general macroeconomic and political factors. Projects in which we participate may be funded directly by governments or privately funded but are otherwise tied to or impacted by government policies and spending measures.
Government spending is often approved only on a short-term basis and some of the projects in which our products are used require longer-term funding commitments. If government funding is not approved or funding is lowered as a result of poor economic conditions, lower than expected revenues, competing spending priorities or other factors, it could limit infrastructure projects available, increase competition for projects, result in excess inventory and decrease sales, all of which could adversely affect our profitability.
Additionally, certain regions or states may require or possess the means to finance only a limited number of large infrastructure projects and periods of high demand may be followed by years of little to no activity. There can be no assurances that governments will sustain or increase current infrastructure spending and tax incentive and other subsidy levels, and any reductions thereto or delays therein could affect our business, liquidity and financial condition and results of operations.

__________________________________________________________________________________________________________

If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate contracts that are ultimately awarded to us, we may achieve lower than anticipated profits or incur contract losses.
Even though the majority of our contracts for public projects as a subcontractor contain raw material escalators to protect us from certain input material price increases, a portion of the contracts are often on a fixed cost basis. The costs incurred and profit realized, if any, on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to: failure to include materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract; delays caused by weather conditions or otherwise failing to meet scheduled acceptance dates; contract or project modifications or conditions creating unanticipated costs that are not covered by change orders; changes in availability, proximity and costs of materials, including cement, aggregates and other construction materials, as well as fuel and lubricants for our equipment; to the extent not covered by contractual cost escalators, variability and inability to predict the costs of purchasing coal, diesel, natural gas and cement; availability and skill level of workers; fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, customers or our own personnel; failure by our suppliers, subcontractors, designers, engineers or customers to perform their obligations; mechanical problems with our machinery or equipment; citations issued by any governmental authority, including the Occupational Safety and Health Administration (“OSHA”) and Mine Safety and Health Administration (“MSHA”); difficulties in obtaining required governmental permits or approvals; changes in applicable laws and regulations; uninsured claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part; and public infrastructure customers may seek to impose contractual risk-shifting provisions more aggressively which may result in us facing increased risks.
These factors, as well as others, may cause us to incur losses, which could have a material adverse effect on our financial condition, results of operations and liquidity.
Our industry is capital intensive, and we have significant fixed and semi-fixed costs. Therefore, our profitability is sensitive to changes in volume.
The property and machinery needed to produce our products can be very expensive. Therefore, we need to spend a substantial amount of capital to purchase and maintain the equipment necessary to operate our business. Although we believe that our current cash balance, along with our projected internal cash flows and our available financing resources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property and machinery necessary to operate our business, we may be required to reduce or delay planned capital expenditures or incur additional debt. In addition, given the level of fixed and semi-fixed costs within our business, particularly at our cement production facility, decreases in volumes could negatively affect our financial position, results of operations and liquidity.
An inability to successfully identify, consummate and integrate acquisitions, divestitures and other significant transactions could have an adverse impact on our business and financial results.
A portion of our historical growth has occurred through acquisitions, and we will likely execute acquisition transactions in the future. Acquisitions involve risks including, among other things, that the businesses acquired will not perform as expected. We are presently evaluating, and we expect to continue to evaluate on an ongoing basis, possible acquisition transactions. We are presently engaged, and at any time in the future we may be engaged, in discussions or negotiations with respect to possible acquisitions, including larger transactions that would be significant to us. We regularly make, and we expect to continue to make, non-binding acquisition proposals, and we may enter into letters of intent, in each case allowing us to conduct due diligence on a confidential basis. There can be no assurances that we will be able to recover the current carrying amount of our investments, and in some circumstances, assets or businesses may result in additional impairment expenses or other losses. In addition, we may become subject to certain contractual indemnity or other obligations or may fail to successfully deploy sale proceeds. We cannot predict the timing of any contemplated transactions. To successfully acquire a significant target, we may need to raise additional capital through additional equity issuances, additional indebtedness or a combination of equity and debt issuances. Our results of operations from these acquisitions could, in the future, result in impairment charges for any of our intangible assets, including goodwill or other long-lived assets, particularly if economic conditions worsen unexpectedly. As a result of these changes, our financial condition, results of operations and liquidity could be materially adversely affected. There can be no assurance that we will enter into definitive agreements with respect to any contemplated transactions or that they will be completed. Our acquisitions and portfolio optimization efforts have placed, and may continue to place, significant demands on our management and operational and financial resources.

__________________________________________________________________________________________________________

Acquisitions may require integration of the acquired companies’ sales and marketing, distribution, production, purchasing, information technology, finance and administrative organizations. We may not be able to integrate successfully any business we may acquire or have acquired into our existing business and any acquired businesses may not be profitable or as profitable as we had expected. Factors affecting the successful integration of acquired businesses include, but are not limited to, the following: we may become liable for certain, and potentially significant, liabilities of any acquired business, whether or not known to us; substantial attention from our executive management and the management of the acquired business may be required, which could decrease the time that they have to service and attract customers; capital equipment at acquired businesses may require additional maintenance or need to be replaced sooner than we expected; the complete integration of acquired companies depends, to a certain extent, on the full implementation of our financial systems and policies; and the ability to retain key employees. Our inability to complete the integration of new businesses in a timely and orderly manner could increase costs and lower profits.
A lowering or withdrawal of the ratings, outlook or watch assigned to our business or our debt by rating agencies or the credit rating of Titan Cement International may increase our future borrowing costs and reduce our access to capital.
Titan Cement International both provides intercompany loans to us and guarantees our third-party debt. Any change in the credit rating of Titan Cement International, which is out of our control, could have a material adverse effect on our ability to borrow and our cost of capital.
The rating, outlook or watch assigned to Titan Cement International or to our debt could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, current or future circumstances relating to the basis of the rating, outlook or watch such as adverse changes to Titan Cement International’s or our business, so warrant. Additionally, we do not have credit history without the guarantee of Titan Cement International. Without an operating history, we may be unable to or find it difficult to obtain our own credit score. Our credit ratings may also change as a result of the differing methodologies or changes in the methodologies used by the rating agencies. Any future lowering of our debt’s ratings, outlook or watch likely would make it more difficult or more expensive for us to obtain debt financing.
Holders of our common shares will have no recourse against us or any other parties in the event of a change in or suspension or withdrawal of such ratings. Any lowering, suspension or withdrawal of such ratings may have a material adverse effect on the market price or marketability of our common shares.
Our ability to repay or refinance our indebtedness on time and distribute dividends and share capital to our shareholders depends upon our future cash flows from operations, as well as prevailing market conditions.
Our indebtedness primarily consists of intercompany loans, short-term bank borrowings and lease liabilities.
Our ability to make payments on and refinance our indebtedness and to fund working capital, capital expenditures and other expenses will depend on our future operating performance and ability to generate cash from operations. Our ability to generate cash from operations is subject, in large part, to general economic, competitive, legislative and regulatory factors and other factors that are beyond our control. We may not be able to generate sufficient cash flow from operations or obtain enough capital to service our debt or fund our planned capital expenditures.
Similarly, we are a holding company and our ability to repay our debt, pay dividends or make other contributions to our shareholders depends on our subsidiaries’ ability to pay cash to us pursuant to dividend payments and/or other obligations. The ability of our subsidiaries to pay dividends to us in the future will depend on their earnings, covenants contained in future financing or other agreements and on regulatory restrictions. Similarly, we may be unable to distribute dividends in order to maintain our credit rating and avoid any potential credit downgrade. Thus, we may not have sufficient funds to pay our debt or distribute dividends.
Our ability to refinance our debt will depend in part on our financial position at such time. Any refinancing of our debt could be at higher interest rates than our current debt and may require us to comply with more onerous covenants, which could further restrict our business operations. In particular, certain intercompany loans and credit facilities with Titan Global Finance PLC (“TGF”), are based on financial terms contained in the arm’s length agreements consummated among TGF and its third party lenders. There is no guarantee that TGF will be willing to continue to enter into debt agreements with us on similar terms or at all. Refinancing such debt with third parties may increase our cost of capital and may subject us to more onerous covenants. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives.

__________________________________________________________________________________________________________

The economic environment has in the past been marked by a scarcity of financing for periods of time, in particular with regard to long-term financing. If financial and economic conditions were to deteriorate, including as a result of political and economic uncertainty or instability, or if interest rates were to increase, it may be more costly and more difficult for us to access new credit or to refinance our debts on terms that are acceptable to us, or at all. This could have a material adverse effect on our business, results of operations and financial condition.
We are exposed to risk of loss resulting from the nonpayment and/or nonperformance by our customers and counterparties.
Our customers include public and private entities that have been, and may continue to be, negatively impacted by the changing landscape in the global economy. A recessionary construction economy can increase the likelihood that we will not be able to collect on all accounts receivable or may experience a delay in payment from some customers. If our customers or counterparties experience financial difficulties, which has occurred and may reoccur, we could experience difficulty in collecting receivables. We face collection risk as a normal part of business where we perform services and subsequently bill clients for such services. In the event that we have concentrated credit risk from clients in a specific geographic area or industry, continuing negative trends or a worsening in financial conditions in that specific geographic area or industry could make us susceptible to disproportionately high levels of default. Nonpayment and/or non-performance by our customers and counterparties could have a negative impact on our results of operations and cash flows.
Fluctuations in foreign exchange rates may have an adverse effect on our business.
We have foreign exchange rate risk as a result of euro-denominated fixed-rate loans and short-term euro-denominated variable rate loans. We enter into foreign exchange derivatives with notional amounts closely aligned with the underlying borrowings, but cannot be assured that our hedging will adequately protect us against foreign exchange fluctuation risk. If the U.S. dollar weakens as compared to the euro, our cost of capital will increase, and our business may be adversely affected.
We are subject to impairment losses related to non-financial assets.
The cement, aggregates and, to a lesser extent, other construction materials business is capital intensive. Due to the heavy weight of the product and our high distribution costs, shifts in local markets and/or product ranges might lead to impairment of the assets concerned as the investment in those assets may not yield the return that was expected when the investment was made. Impairment losses impact negatively on profitability and equity.
We may fail to retain and attract qualified and skilled employees, including management, engineering and technical personnel, or fail to maintain satisfactory labor relations with our unions.
While we aim to attract and retain the best possible candidates from domestic and international markets, we may be unable to recruit and retain experienced, capable and reliable personnel, especially senior and middle management and skilled technical personnel with appropriate professional qualifications. If members of our executive management team were to depart, we might not be able to implement a successful succession program in a timely manner, if at all. Additionally, without a sufficient number of skilled employees, our operations and manufacturing quality could suffer. The resulting labor shortages, as well as competition from other industries, or other factors, could increase our labor costs and could negatively affect our results of operations.
From time to time, we enter into discussions and collective bargaining agreements with labor unions, which represent less than five percent of our workforce as of December 31, 2024. Although we maintain good relations with our unions and have not faced a material strike that affected our operations, there can be no assurance that we will not experience labor unrest, difficulty in negotiating collective bargaining agreements or disputes or actions in the future, some of which may be significant and could adversely affect our business, prospects, financial condition, reputation and results of operations.
Artificial intelligence presents risks and challenges that can impact our business by posing security risks to our confidential information, proprietary information and personal data.
Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability or other adverse consequences to our business operations. As with many technological innovations, artificial intelligence presents risks and challenges that could impact our business. We work with vendors that incorporate artificial intelligence tools into their offerings and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors’ ability to maintain an

__________________________________________________________________________________________________________

adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach or privacy or security incident because of the use of generative artificial intelligence, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information and adversely impact our business.
Risks Related to Our Relationship with Titan Cement International
We plan to rely on functions, systems and infrastructure provided by Titan Group, and if Titan Group fails to perform these transitional services we may fail to replicate or replace them.
Since our inception, we have received services from Titan Group and will continue to receive services under the Shared Services Agreement from Titan Group. Under the Shared Services Agreement, Titan Group has agreed to continue to provide us with certain services currently provided to us by or through Titan Group. The Shared Services Agreement does not continue indefinitely and will last for five years with an option to renew for additional two-year periods, and services provided under the Shared Services Agreement may generally terminate at various times specified in the agreement and the schedules thereto.
If Titan Group ceases to provide these services to us, either as a result of the termination of the Shared Services Agreement or individual services thereunder or a failure by Titan Group to perform its obligations under the Shared Services Agreement, our costs of performing or procuring these services or comparable replacement services could increase as a result of replicating the services ourselves or contracting with a third-party for the services at a higher cost.
There is a risk that an increase in the costs associated with replicating and replacing the services provided to us by Titan Group under the Shared Services Agreement, or continuing to provide services to Titan Group, and the diversion of management’s attention to these matters could have a material adverse effect on our business, results of operations, financial condition and liquidity. We may fail to replicate the services we currently receive from Titan Group on a timely basis, without interruption to or degradation of ongoing operations, or at all, which may put further constraints on our human resources, capital and other resources that are simultaneously working on the retention and replacement of the services and ongoing efforts to implement new technological developments and innovations; such additional constraints could jeopardize our ability to execute on any one of these specific work streams. In addition, Titan Group will be working on similar initiatives which may impact the level and quality of transition services we receive from them. Additionally, we may not be able to operate effectively if the transition to the replacement services causes interruptions to or degradation of operations or the quality of replacement services is inferior to the services we are currently receiving.
Titan Cement International and its subsidiaries are among our largest material and service providers, and we might have received better terms from unaffiliated third parties than under our agreements with Titan Cement International and its subsidiaries.
For the year ended December 31, 2024, Titan Cement International was among our largest material and service providers supplying cement for our marine import terminals valued at $103.3 million and management services valued at $14.5 million. We expect that a substantial portion of our purchases will continue to be derived from Titan Cement International, and their inability to perform under their contracts, or their default in delivery or performance, could have a substantial effect on our operations, revenues and profits. There is no guarantee that we can replace these materials and services on commercially reasonable terms or at all. For additional information, refer to the section titled “Item 7.B. Related Party Transactions.”
We may be affected by any negative effects on Titan Cement International’s brand and reputation.
Our brand and reputation and that of our Parent’s within the construction sector in all areas and markets of operation are important intangible assets and could be affected by errors and/or omissions concerning product quality, adherence to health and safety standards, exposure to social media and other brand management measures and environmental performance. Such risks are amplified due to the strict standardization to which building materials are subject to and a failure to meet the prescribed quality standards or the specific quality requirements of our or Titan Cement International’s, and our or its affiliates’, customers could negatively affect our or our Parent’s reputations. Should Titan Cement International have a negative impact on its brand and reputation, it could hurt our brand or reputation in the marketplace if market participants connect us with our Parent. Moreover, given

__________________________________________________________________________________________________________

the international presence of our Parent, damage to our Parent or an affiliate of our Parent’s brand in one of the markets in which we operate could negatively affect our reputation in the markets in which they operate. Any damage to our or our Parent’s reputations may have a material adverse effect on our financial condition and results of operations.
If Titan Cement International sells a controlling interest in our Company to a third party in a private transaction, you may not realize any change-of-control premium on our common shares, and we may become subject to the control of a presently unknown third party.
Titan Cement International owns a controlling equity interest in our Company. Titan Cement International will have the ability, should it choose to do so, to sell some or all of our common shares in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our Company.
Belgian law provisions on mandatory public takeover bids that are applicable to Belgian companies listed on a regulated market in the European Economic Area do not apply to us. The ability of Titan Cement International to privately sell our common shares, with no requirement for a concurrent offer to be made to acquire all of the common shares that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your common shares that may otherwise accrue to Titan Cement International on its private sale. Additionally, if Titan Cement International privately sells its controlling interest in our Company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other shareholders. Titan Cement International may terminate the Shared Services Agreement, and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have an adverse effect on our operating results and financial condition.
Certain members of management, directors and shareholders hold common shares in both Titan America and Titan Cement International, and as a result may face actual or potential conflicts of interest.
The management and directors of each of Titan America and Titan Cement International may own both Titan America common shares and Titan Cement International common shares. This ownership overlap could create, or appear to create, potential conflicts of interest when Titan America’s management and directors and Titan Cement International’s management and directors face decisions that could have different implications for Titan America and Titan Cement International. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Titan America and Titan Cement International regarding the terms of the agreements governing the relationship with Titan Cement International thereafter. These agreements include the Shared Services Agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that Titan America or Titan Cement International may enter into in the future. Although we have procedures to minimize potential conflicts of interest, these procedures may not adequately address all of the conflicts of interest that may arise with respect to our activities with Titan Cement International, and any conflicts of interest may not be resolved in Titan America’s interests. See “—Conflicts of interest and disputes may arise between Titan Cement International and us that could be resolved in a manner unfavorable to us.”
Under Belgian company law, the directors of Titan America are subject to a general duty of loyalty, pursuant to which they are always required to act in Titan America’s interests, regardless of whether or not they have been appointed by a shareholder of Titan America (such as Titan Cement International). Directors are always required to put the interests of the company in which they serve above their own interests in the exercise of their mandate.
The directors of Titan America are subject to the rules under Belgian company law on financial conflicts of interest (article 7:96 of the Belgian Code on Companies and Associations) when such director would have a personal financial conflict of interest with Titan America, be it directly or indirectly, with regard to any contemplated decision under the powers of the board of directors. Under these rules, it is required that (i) the conflicted director discloses his or her conflict prior to the board of directors resolving on the conflicted decision, (ii) the declaration and clarification as to the nature of the conflicting interest declared by the conflicted director(s) is included in the meeting’s minutes, (iii) the board (consisting of the non-conflicted directors) sets out the contemplated decision or transaction, its financial consequences and justifies the contemplated decision or transaction. In resolving on the conflicted decisions, directors with a financial conflict are prohibited from taking part in both the deliberation as well as the decision-making on the conflicted decision.

__________________________________________________________________________________________________________

In cases where all directors of Titan America would be conflicted with regard to a certain resolution, said resolution will be escalated to the shareholders’ meeting of Titan America for shareholder approval (under a simple majority vote). If the shareholders’ meeting approves the resolution, the board of directors will be able to carry out the approved resolution on behalf of Titan America.
Titan America’s annual report, as well as the yearly report prepared by Titan America’s statutory auditor, will contain certain information about the application of the conflicts of interest procedure during the financial year. General Belgian company law does not contain any provisions that seek to prevent directors from voting or deliberating on matters in which they would have a functional conflict of interest (which could, for example, arise due to cross-directorships). Given that Titan America does not qualify as a listed company for the purposes of Belgian company law, the procedure under Belgian law that relates to ‘transactions with related parties,’ as set out in article 7:97 of the Belgian Code on Companies and Associations, do not apply to Titan America as regards any transaction with a “related party” (under International Account Standards (“IAS”) 24).
Belgian law offers no express protection against conflicts of interest at the level of Titan America’s management.
Risks Related to Geological, Mining and Environmental Matters
Our operations are subject to environmental, health and safety laws and regulations that may increase costs, impact or limit business plans or expose us to environmental liabilities.
Our operations are subject to extensive environmental, health and safety (“EHS”) laws and regulations, as interpreted by the relevant governmental agencies and the courts, in the jurisdictions in which we operate. Such regulations affect many aspects of our operations and may impose increasingly stringent obligations and restrictions regarding, among other things, land use, permitting, remediation, mine reclamation, operation and closure of landfills, air emissions, the generation, transportation and disposal of solid waste and hazardous substances, contamination, water quality, wastewater discharge and other environmental considerations, as well as mine safety and occupational and community health and safety. The costs of complying with these laws and regulations are likely to increase over time and a failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. For a description of specific environmental and health and safety laws and regulations applicable to operations, see “—Our business may face certain risks related to geological and mining, water management, solid waste, air quality, permitting and regulatory schemes, which could adversely impact our operations and financial position” and “—We are subject to health and safety laws and regulations and any failure to comply with any current or future laws or regulations could have a material adverse effect on us.”
The nature of certain of our business activities exposes us to risks of environmental costs and liabilities arising from the importing, manufacture, use, storage, disposal, maritime and inland transport and sale of products, raw materials, wastes, byproducts and fuels that may be regulated or considered to be contaminants when released into the environment from our properties and stormwater. Environmental laws and regulations may impose investigation and remediation obligations, require us to install pollution control equipment at our facilities, clean up spills and other contamination and correct environmental hazards, including payment of all or part of the cost to remediate sites where our past activities, or the activities of other parties, caused environmental contamination. Liability or other investigation and remediation obligations may also arise through certain transactions, including the acquisition, divestiture or ownership or operation of properties and businesses, especially properties or operations where hazardous materials were used historically. We have sold properties and businesses pursuant to agreements which include indemnification and cost sharing provisions related to the assets that were divested. Consequently, we will continue to be subject to risks under environmental laws that impose investigation and remediation obligations or liability for historical releases of hazardous substances at existing sites or ones for which we have indemnity obligations.
In addition, our operations require numerous governmental approvals and permits. Environmental operating permits are subject to modification, renewal and revocation and can require us to make capital, maintenance and operational expenditures to comply with the applicable requirements. New environmental initiatives or permit program requirements, public opposition to permits, or changes in interpretation of existing laws and regulations, could result in significant additional expenditures (including capital expenditures, investment in new plant facilities or improvements to existing plants) or reduction or termination of certain operations, which may, in turn, have a material adverse effect on our financial condition and results of operations. Noncompliance with EHS permits laws and regulations could subject our operations to regulatory enforcement, including the imposition of civil and/or criminal penalties, and even the partial or total shutdown of operations.

__________________________________________________________________________________________________________

Some environmental laws impose substantial penalties for noncompliance, and others, such as the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”), or similar state laws, may impose strict, retroactive and joint and several liabilities for the remediation of releases of hazardous substances. Liability under CERCLA, RCRA or similar state and local laws, may be imposed as a result of conduct that was lawful at the time it occurred or for the conduct of, or conditions caused by, prior operators or other third parties. Failure to properly handle, transport, store or dispose of hazardous materials or otherwise conduct our operations in compliance with RCRA and other EHS laws or similar state and local laws could expose us to liability for governmental penalties, cleanup costs and civil or criminal liability associated with releases of such materials into the environment, damages to property, natural resources and other damages, as well as potentially impair our ability to conduct our operations.
EHS laws and regulations continue to evolve and are becoming increasingly stringent. Future EHS laws and regulations could restrict our ability to expand our facilities or extract materials from our quarries or could require us to acquire costly equipment or to incur other significant expenses in connection with our business. Future events, including adoption of new, or changes in any existing, EHS requirements (or their interpretation or enforcement) and the costs associated with complying with such requirements, could have a material adverse effect on us. The ultimate impact of complying with such laws and regulations is not always clearly known or determinable because regulations under some EHS laws have not yet been promulgated, some are the subject of ongoing litigation or are undergoing revision and new versions or interpretations of existing laws may take effect.
As a result, we cannot assure you that any costs relating to future capital and operating expenditures to maintain compliance with EHS laws, as well as costs to address contamination or environmental claims, will not exceed any current estimates and reserves or adversely affect our business, financial position, results of operations and cash flows. In addition, any unanticipated liabilities or obligations arising, for example, out of the discovery of previously unknown conditions or changes in law or enforcement policies, could materially and adversely affect our business, financial position, results of operations and cash flows.
Our business may face certain risks related to geological and mining, water management, solid waste, air quality, permitting and regulatory schemes, which could adversely impact our operations and financial position.
Geological and Mining Environmental Risks
The rock underlaying quarries and associated plants includes materials at risk of forming voids or sinkholes. Surface disturbances such as sinkholes can interrupt operations and increase the risk of releases directly to groundwater. Quarry blasting may produce dust, seismic and noise impacts beyond our property line with risks of meeting regulatory limits. In addition, we have from time to time been subject to complaints alleging nuisance and property damage related to blasting activities.
Such blasting activities at our open quarries create risks of fugitive dust impacts affecting visibility and groundwater contamination from components of the explosives we use and from mechanical equipment we operate using oil, lubricants or fuels. Some of our quarries operate adjacent to public drinking water supplies under more restrictive requirements. In addition, some quarries store and manage water we use to provide process water and cooling water to co-located equipment. Also, disruption of mechanical systems and synthetic liners for these ponds can cause releases, flood property and curtail significant operations at the co-located sites.
Reclamation and Post-Closure Obligations
We incur post-closure obligations to reclaim quarry sites and other similar post-closure obligations for owned and leased property. Reclamation methods and requirements can differ depending on the quarry and state rules and regulations in existence for certain locations. This differentiation affects the potential obligation required at each individual site. Please refer to Note 21 to our audited consolidated financial statements included elsewhere in this document for further information about restoration, environmental and remediation provisions.
Water Management Risks
The Clean Water Act (“CWA”) and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into state waters or waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the U.S. Environmental Protection Agency (“EPA”) or an analogous state agency. The CWA and regulations implemented thereunder also prohibit the

__________________________________________________________________________________________________________

discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by the U.S. Army Corps of Engineers (“USACE”) pursuant to an appropriately issued permit. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of stormwater runoff from certain types of facilities.
Our operations store and use chemicals and fuels with the risk of exposure to surface or groundwater. These operations include both storage tanks and fuel-burning equipment and are present at coastal terminals and inland operations. Additionally, some operations generate process wastewater. Both weather events and mechanical equipment failure can result in onsite or offsite releases. Lastly, risks exist from mechanical equipment failure for our stormwater management and treatment systems. A release from any of these systems can result in temporary interruption of operations and additional costs for new mitigation equipment.
Some operations are sited within basins of waterways designated with an “impaired waters” listing by state authorities. Impaired water mitigation planning is led by local authorities and includes monitoring of water quality, submerged lands and on-site sediment sampling. Compliance with the CWA and any new rules and legislation could require us to face increased costs and delays with respect to obtaining permits for expansion activities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties as well as other enforcement mechanisms for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.
Solid and Hazardous Waste Risks
Principal non-product material streams from our largest sites includes cement kiln dust (“CKD”), a by-product of our cement production operations. We may become subject to potential U.S. environmental legislation regulating discarded impoundments and landfills of CKD. The U.S. EPA has been evaluating the regulatory status of CKD under RCRA and certain environmental groups have asked the U.S. EPA to regulate discarded CKD as a hazardous waste. Although legislation related to CKD has not yet been implemented, any obligation to manage CKD as a hazardous waste under RCRA would negatively affect our operations.
Our operating landfills are bound with closure plans and post-closure monitoring. Monitoring activity below the surface may not completely foresee risks associated with waste, leachate and groundwater interaction. Post-closure monitoring may identify conditions that trigger additional mitigation costs including potential linings and removal. Please refer to Note 21 to our audited consolidated financial statements included elsewhere in this document for further information about restoration, environmental and remediation provisions.
Risks from the generation of waste include onsite and offsite spills. Our over the road and rail transport systems can spill product from moving accident or infrastructure failures. Off-site spills of our products increase risks of contamination of public and private property, impacting our distribution costs.
As discussed above, liability under CERCLA, or similar state and local laws, may be imposed as a result of conduct that was lawful at the time it occurred or for the conduct of, or conditions caused by, prior operators or other third parties. Failure to properly handle, transport, store or dispose of hazardous materials or otherwise conduct our operations in compliance with environmental laws could expose us to liability for governmental penalties, cleanup costs and civil or criminal liability associated with releases of such materials into the environment, damages to property, natural resources and other damages, as well as potentially impair our ability to conduct our operations.
Air Quality Risks
Our operations are subject to the federal Clean Air Act (“CAA”) and related state and local laws, which restrict the emission of air pollutants and impose permitting, monitoring and reporting requirements on various sources. Over the next several years, we may be required to incur certain capital expenditures for air pollution control equipment or to address other air emissions-related issues. Changing and increasingly stringent requirements, future non-compliance or failure to maintain necessary permits or other authorizations could require us to incur substantial costs or suspend or terminate our operations. We aim to mitigate air quality risks for compliance requirements with engineering design, mechanical equipment, operating procedures and monitoring equipment; however, such measures can fall short of mitigating all risks.
Future emission standards that may apply to our operations include the National Emission Standards for Hazardous Air Pollutants (“NESHAP”) for Portland cement. Although the U.S. EPA concluded a technological review of Portland cement under NESHAP in 2018, and concluded that no new requirements or changes to emission limits were warranted at that time, the U.S. EPA is

__________________________________________________________________________________________________________

scheduled to finalize new emission limitations and other potential requirements in 2025. These regulations apply to a portion of our cement operations. There can be no assurance that future requirements will not potentially increase our compliance costs and adversely affect our operating performance and profitability. Similarly, additional future emission standards to protect the ozone through increasingly stringent National Ambient Air Quality Standards (“NAAQS”) may be finalized and add costs for NOx emission control.
The EPA’s regulations also target GHG emissions from industrial sources identified by the EPA as large GHG emission sources, including cement manufacturing. Since December 29, 2009, the EPA’s Mandatory Reporting of GHGs Rule requires certain industrial sectors exceeding certain emission thresholds to report their GHG emissions annually. In 2010, the EPA set GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs for facilities with emissions above certain thresholds. Cement plants must obtain these permits if they exceed the limits, and new major sources or significant modifications at major sources must secure pre-construction permits that include pollution limits based on Best Available Control Technology (“BACT”). Applying for, complying with, reporting under, renewing and maintaining these permits can involve significant costs and delays.
Similarly, the GHG regulations for electric utilities under the CAA were finalized in 2024 though may become stayed by court orders pending the resolution of ongoing legal actions, including recent challenges to the 2024 final rule regulating GHG emissions from new, modified and reconstructed fossil fuel-fired power plants. The ultimate disposition of the GHG regulations for the electric utilities will set precedent for what may come for other industries (including cement) in subsequent regulatory action. The imposition of GHG regulations on the cement industry would negatively affect our operations and could result in higher capital and operating expenditures to comply with such regulations, any of which would adversely affect our operating performance and profitability.
Mechanical failure of pollution control equipment may result in offsite impacts including dusting episodes that expose the public to contaminants’ exhausts by our processes. Other operations that use procedures to mitigate impacts may cause offsite impacts of air pollutants during periods of high wind or heavy traffic periods.
Any such developments could have an adverse effect on our business, financial position, results of operations and cash flows.
Permitting Risks
In addition to the risks of actual releases, public opposition to environmental permits presents a significant risk to the business. Public opposition to environmental permits reflects our case-by-case engagements and the permit preparations by the regulatory authority. Public opposition has the potential to overwhelm viability of a capital project and lead to cancelling improvements or expansions of operations.
For example, the implementation of the 2024 NAAQS for fine particulate (PM2.5) will authorize local permit authorities to increase regulation on PM2.5 emissions. The implementation will encourage more source testing and air sampling from our sources and in our communities, respectively. These air pollution studies may result in new requirements of our sites including new or modified mitigation equipment or ambient monitoring equipment. NAAQS implementation is a regulatory process performed under public review. Public disclosure of air pollution studies also carries potential reputational risk.
There can be no assurance that future approvals, licenses and permits will be granted or that we will be able to maintain and renew the approvals, licenses and permits we currently hold. Failure to do so could have a material adverse effect on our results of operations and cash flows. Furthermore, compliance with environmental permitting and approval requirements may be costly and time consuming and could result in delays or other adverse impacts on planned projects, our results of operations and cash flows.
Additional Regulatory Risks
Connected to GHG and Environmental, Social and Governance (“ESG”) risks are potential environmental or pollution tariffs on materials we import. Both legislative and executive branches of the U.S. government have proposed or are striving to propose tariff programs to penalize imports of cement and other products from countries with higher GHG emissions per unit of production. These programs would potentially level significant tariffs on imports to our cement distribution networks.
Moreover, there can be no assurance that a scheme similar to the EU-wide cap and trade emissions scheme, namely the European Trading Scheme, will not be introduced in the United States or at the state level in jurisdictions in which we operate,

__________________________________________________________________________________________________________

potentially significantly increasing our compliance costs. Further, there may be increasing political support for the implementation of other stringent environmental rules that would increase our production costs. Compliance with changes in laws, regulations or emissions trading schemes could result in higher capital expenditures requirements and reduced profitability for us due to increased production costs and may also have an impact on our ability to grow our business, pursue strategic growth opportunities and remain competitive. If we are unable to find solutions that reduce our GHG emissions for new and existing projects or products, future international agreements, government regulation or challenges from society could lead to additional costs as well as compliance and operational risks.
Both tariff and trading scheme programs include higher monitoring and public disclosure of GHG emissions. These disclosures present additional reputational risks to us.
Due to the uncertain availability of technologies to control GHG emissions and the unknown obligations that potential GHG emission legislation or regulations may create, we cannot determine the potential financial impact on our operations. In addition, the increasing focus on climate change and stricter regulatory requirements may result in our business facing adverse reputational risks associated with certain of our operations producing GHG emissions. Although we have not experienced material difficulties in these areas, if we are unable to satisfy the increasing climate-related expectations of certain stakeholders, we may suffer reputational harm, which may cause our stock price to decrease or difficulty in accessing the capital or insurance markets. Such efforts, if successfully directed at us, could increase the costs of or access to capital or insurance and interfere with business operations and ability to make capital expenditures.
Increasing scrutiny and activism from stakeholders and regulators with respect to ESG matters, including those most relevant to the cement industry, could impact our reputation and the cost of our operations which could adversely affect our business and results of operations.
Stakeholder actions and increased regulatory activity related to environmental, social and governance matters, including climate change and reducing GHG emissions, diversity, equity, and inclusion, biodiversity and natural capital, water stewardship, circular economy, responsible supply chain, human rights, and other matters could adversely impact our operations, costs of or access to capital and impact or limit business plans.
We could face stakeholder scrutiny and activism related to ESG. There has been an increased focus from stakeholders and regulators related to ESG matters across all industries in recent years, with investors (including institutional investors), proxy advisory firms, customers, employees and lenders placing increasing importance on the impacts and social cost associated with climate change, as well as ESG practices and policies of companies, including sustainability performance and risk mitigation efforts. There is also risk that we could be perceived as, or accused of, “greenwashing,” i.e., the process of conveying misleading information or making false claims regarding the ESG profile of, e.g., a product, activity, or company operations, which could lead to reputational harm, litigation, or other adverse impacts. In particular, actions or statements we take may be based on expectations, assumptions, methodologies, or information that we currently believe to be reasonable but that is subsequently determined to be erroneous or not in keeping with best practice, particularly as ESG standards continue to evolve. If we fail to, or are perceived to fail to, to advance our ESG initiatives or to align with best practices, we may be subject to various adverse impacts. For example, both we and the Titan Group have implemented various voluntary initiatives to improve the ESG profile of our operations and products; however, such initiatives may be costly and may not have the desired effect. Our emissions reduction goals are ambitious and subject to various contingencies, calculations and, in certain cases, the actions of third-parties. As such, we may not achieve them, either according to specific standards or stakeholder expectations and timelines, or at all. Achieving our emission reduction goals depends in significant part on the adoption of cement produced by our cement plants, which contains up to 10% lower CO2 emissions than standard use ordinary Portland cement (“Lower-Carbon Cement”) and other less carbon-intensive products by our customers, which may be impacted by cost, regulatory restrictions, customers’ own perception on the sustainability of our products, or other factors.
In addition, some investors use ESG criteria to guide their investment strategies, and may not invest in our common shares, or may divest their holdings of our common shares, if they believe our policies relating to ESG matters are inadequate or, on the other hand, have a negative response to such policies as a result of anti-ESG sentiment. Customers and other stakeholders may also make similar determinations. Concern that GHG emissions contribute to global climate change has led to international, federal, state and local legislative and regulatory proposals to reduce or mitigate the effects of GHG emissions. We monitor, analyze and report GHG emissions from our operations and products as required by applicable laws and regulations and to satisfy customer inquiries. We will continue to monitor GHG regulations and their potential impact on operations.

__________________________________________________________________________________________________________

The cement industry is under increasing regulatory pressure to reduce carbon emissions and achieving significant emissions reductions may involve high costs and technical challenges associated with carbon capture and storage. Due to the uncertain availability of technologies to control GHG emissions and the unknown obligations that potential GHG emission legislation or regulations may create, we cannot determine the potential financial impact on our operations.
In addition, the increasing focus on climate change and stricter regulatory requirements may result in our business facing adverse reputational risks associated with certain of our operations producing GHG emissions. Although we have not yet experienced material difficulties in these areas, if we are unable to satisfy the increasing climate-related expectations of certain stakeholders, we may suffer reputational harm, which may cause the market price of our common shares to decrease, difficulty in accessing the capital or insurance markets or interference with our business operations and ability to make capital expenditures. Simultaneously, some stakeholders and policymakers are looking to reduce consideration of climate and ESG factors, which could impact the degree to which customers purchase less carbon-intensive products. Navigating these competing interests is complex, and failure to successfully do so may adversely impact our business. Any of the above risks may also impact our customers or suppliers, which could augment existing or result in different risks, including risks that may not yet be known to us.
We are subject to a series of risks regarding ESG regulation.
We expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, policymakers such as the SEC and European Union have adopted, and other policymakers such as the Federal Acquisition Regulatory Council and the State of New York are considering adopting, requirements for significant additional disclosures of climate- or other sustainability-related information. For instance, the European Commission has established the Corporate Sustainability Reporting Directive, which will require in-scope companies to report on a number of sustainability topics in accordance with the European Sustainability Reporting Standards. We may be considered an in-scope company if we are no longer a subsidiary of the Titan Group and may then be subject to such reporting requirements. Our current programs, reporting frameworks and principles may not be in compliance with any new environmental and social laws and regulations, or novel interpretations of existing laws and regulations, that may be promulgated in the United States and elsewhere. Such regulation may therefore require us to incur substantial costs or otherwise make changes for compliance, and any noncompliance may result in investigations, fines, termination of contracts or other adverse impacts.
Risks Related to Regulatory and Legal Matters
We are subject to health and safety laws and regulations and any failure to comply with any current or future laws or regulations could have a material adverse effect on us.
Manufacturing and construction sites are inherently dangerous workplaces. Our sites often put our employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, chemical and manufacturing processes, heavy products and items and highly regulated materials. As a result, we are subject to a variety of health and safety and mine safety laws and regulations dealing with occupational health and safety, particularly those administered by OSHA and MSHA, which are subject to change and may be interpreted differently or become stricter over time. Failure to comply with these requirements can result in sanctions such as fines and penalties and claims for personal injury and property damage. These requirements may also result in increased operating and capital costs in the future. We cannot guarantee that violations of such requirements will not occur, and any violations could result in additional costs. See also “Risks Related to Geological, Mining and Environmental Matters” above for a further description of risks related to environmental laws and regulations.
Unsafe work sites have the potential to increase employee turnover and raise our operating costs. Our safety record can also impact our reputation. We maintain functional groups whose primary purpose is to ensure we implement effective work procedures throughout our organization and take other steps to ensure the health and safety of our work force, but there can be no assurances these measures will be successful in preventing injuries or violations of health and safety laws and regulations. Any failure to maintain safe work sites or violations of applicable law could expose us to significant financial losses and reputational harm, as well as civil and criminal liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.
Specific future risks include potable water systems at our sites which may be further regulated for per- and polyfluoroalkyl substances, lead and copper with requirements to treat water and ensure potable water delivered satisfies water quality criteria. In addition, MSHA has begun implementation of a tighter standard for silica dust exposure to our workers. Future monitoring may identify conditions of exposure that require additional mitigation and expense to ensure work protection meets MSHA standards.

__________________________________________________________________________________________________________

As a result, we cannot assure you that any costs relating to future capital and operating expenditures to maintain compliance with environmental, health and safety and mine safety laws and regulations, as well as costs to address contamination or environmental claims, will not exceed any current estimates and reserves or adversely affect our business, financial position, results of operations and cash flows. In addition, any unanticipated liabilities or obligations arising, for example, out of the discovery of previously unknown conditions or changes in law or enforcement policies, could materially and adversely affect our business, financial position, results of operations and cash flows.
We face risks from potential and ongoing litigation, and the nature of our business exposes us to product liability, construction defect and warranty claims in particular.
In the ordinary course of our business, we are involved, and may in the future become involved, in a number of legal proceedings incidental to our operations, including personal injury, product liability, commercial, warranty, antitrust, ownership disputes, competition, EHS matters, social security and tax claims.
Although our management aims to resolve these matters without any significant impact on our business, financial position or results of operations, the actual outcome of these legal proceedings is uncertain and in the case of an adverse final decision in any of these legal proceedings, our business, financial position and results of operations may be adversely affected. Furthermore, such proceedings can divert the attention of our management from our business and any negative publicity resulting from such proceedings or other disputes may result in substantial expenses and adversely affect our business, reputation, prospects, financial condition and results of operations. Any claims or proceedings, particularly those in which we are unsuccessful or for which we did not establish adequate reserves, could have a material adverse effect on our business, financial condition and results of operations. We generally maintain insurance against many product liability risks, but there can be no assurance that this coverage will be adequate for any liabilities ultimately incurred. In addition, there is no assurance that insurance will continue to be available on terms acceptable to us.
Our existing compliance controls, although considered sufficient by our management, may fail to prevent or detect inadequate practices, fraud and violations of law by our intermediaries, customers, suppliers, partners or employees.
We are subject to various legal and regulatory requirements and risks in the markets in which we operate, such as antitrust, anti-money laundering, anti-bribery and anti-corruption or other sanctions laws and regulations imposed by international organizations or individual nations. Our existing compliance controls may not be sufficient in order to prevent or detect inadequate practices, fraud and violations of law by our intermediaries, customers, suppliers, partners, affiliates or employees. Should any of our intermediaries, customers, suppliers, partners, affiliates or employees receive or grant inappropriate benefits or use corrupt, fraudulent or other unfair business practices, we could be confronted with legal sanctions, penalties, loss of orders, detention or seizure of any imports, claims by injured parties or harm to our reputation. This could have a material adverse effect on our business, financial position and results of operations.
We may fail to obtain or renew, or may experience material delays in obtaining, requisite approvals, licenses and permits from the relevant national and/or regional governments or authorities for the conduct of our business. Failure to obtain or renew, or comply with the requirements of, such permits could also adversely affect our results of operations.
We require various approvals, licenses, permits and certificates from the relevant national and/or regional governments or authorities in the markets in which we operate, in particular in connection with operating our limestone quarries. Many such permits are long-term, ranging from 10 to 15 years, and are automatically renewed five years before their expiration. We cannot provide assurance or guarantee that we will not encounter problems in obtaining new or renewing existing licenses, permits and certificates required in the conduct of our businesses, or provide assurance that we will continue to satisfy the conditions to which such licenses, permits and certificates are granted. There may also be delays on the part of regulatory and administrative bodies in reviewing applications and granting approvals, which could result in delays or increased costs to our operations. If we fail to obtain or maintain the necessary permits, licenses and certificates required for the conduct of our business, we may be required to incur substantial costs, which could have a material adverse effect on our business, financial position and results of operations.
In addition to the regulatory matters described above, we and our customers are subject to extensive governmental regulation on matters such as approvals, licenses, permits and certificates requirements; plant and wildlife protection; wetlands protection; waste management; reclamation and restoration activities at mining properties after mining is completed; the discharge of materials into the environment; and the effects that mining has on groundwater quality and availability. Compliance with these regulatory requirements is expensive and significantly lengthens the time needed to develop a project. The denial of an approval, license, permit or certificate

__________________________________________________________________________________________________________

that is essential to our operations or the imposition of conditions with which it is not practicable or feasible to comply could impair or prevent our ability to operate, develop or expand a project. Additionally, failure to comply with such approvals, licenses, permits and certificates could result in enforcement action and have a material adverse effect on our business, financial position and results of operations.
The use of our products, including cement and supplementary cementitious materials, aggregates, ready-mix concrete, concrete block and other ancillary products, is often affected by various laws and regulations in the markets in which we operate, any of which may have a material adverse effect on us.
The use of many of our products, which include cementitious materials, aggregates, ready-mix concrete, concrete block and other ancillary products, is subject to approvals by municipalities, state departments of transportation, engineers and developers as they are used in construction projects and thus subject to construction laws and performance specifications. These approvals and specifications, including building codes, may affect the decisions of our customers, and, consequently, failure to obtain or maintain such approvals or changes in building codes may affect the sale of our products. Changes in applicable regulations governing the sale of some of our products or the failure of any of our products to comply with such requirements could increase our costs of doing business, reduce sales or otherwise have a material adverse effect on our business, financial condition and results of operations.
Any inability to protect our intellectual property or claims that we infringe on the intellectual property rights of others could have a material adverse effect on us.
We rely on a combination of patents, trademarks, trade names, confidentiality and nondisclosure clauses and agreements, and other unregistered rights to define and protect our rights to our brand and the intellectual property used in certain of our products. We also rely on product, industry, manufacturing and market “know-how” that cannot be registered and may not be subject to any confidentiality or nondisclosure clauses or agreements. To the extent that our innovations, products and name are not protected by patents or other intellectual property rights, third parties, including competitors, may be able to commercialize our innovations or products or use our know-how, which could result in a loss of our competitive advantage. Additionally, we have faced in the past and may in the future face claims that we are infringing the intellectual property rights of others. If any of our products are found to infringe the patents or other intellectual property rights of others, the potential risks and uncertainties of intellectual property-related litigation and an assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim, and possibly pay significant money damages. In the event of a settlement or adverse judgment, our manufacture and sale of such products could be significantly restricted or prohibited and we may be required to pay substantial damages or ongoing licensing fees. Any inability to protect our intellectual property rights or any misappropriation of the intellectual property of others could have a material adverse effect on our business, financial condition and results of operations. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims may be time consuming and expensive and may result in the diversion of time and attention of our management and employees.
Changes in tariffs and other trade restrictions could have a material adverse effect on our business, financial position, results of operations and cash flows.
If significant tariffs or other restrictions are placed on foreign imports by the United States or any related countermeasures are taken by impacted foreign countries, it could have a material adverse effect on our business, financial position, results of operations and cash flows. We may not be able to pass any resulting price increase on to our customers, and even if we are able to pass along such price increases, we may face decreased demand for our products and we may lose customers. Additionally, future federal or state infrastructure projects may include a “Buy American” provision to restrict a percentage of materials sourced from outside the United States (not excluding cement), which could have a material adverse effect on our business, financial position, results of operations and cash flows. Conversely, if significant tariffs or other restrictions are removed on foreign imports by the United States, we may be forced to lower the prices we charge our customers for our products in order to remain competitive in our markets, which could also have a material adverse effect on our business, financial position, results of operations and cash flows.
It remains unclear what additional actions, if any, will be taken by the United States or other governments with respect to international trade agreements, the imposition or removal of tariffs on goods imported into the United States, the creation or removal of barriers to trade, tax policy related to international commerce, or other trade matters. The current tariffs and trade restrictions, along with any additional tariffs and restrictions that may be implemented by the United States or other countries in the future, may result in further increased prices, decreased available supply of steel and other materials used in our business and worsened economic

__________________________________________________________________________________________________________

conditions affecting the market for our products and services more broadly. As a result, our business, financial position, results of operations and cash flows may be materially and adversely affected.
Risks Related to the Ownership of Our Common Shares
Our results of operations and the market price of our common shares may be volatile, and the market price of our common shares may drop below the price you pay, which could result in substantial losses for investors.
The market price of our common shares could be subject to significant fluctuations and it may decline. Some of the factors that may cause the market price of our common shares to fluctuate include:
•likely fluctuation in our future results of operations;
•significant volatility in the market price and trading volume of comparable companies;
•actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;
•adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•short sales, hedging and other derivative transactions in our shares;
•announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;
•failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
•issuance of new or updated research or reports by securities analysts;
•fluctuations in the valuation of companies perceived by investors to be comparable to us;
•currency fluctuations;
•changes in the prices of our products or the prices of our competitors’ products;
•litigation or regulatory action against us;
•investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•publication of research reports or news stories about us, our competitors or our industry, or positive or negative;
•recommendations or withdrawal of research coverage by securities analysts;
•changes in general political, economic, industry and market conditions and trends;
•sales of our common shares by our directors, executive officers and existing shareholders;
•recruitment or departure of key personnel; and
•the other risk factors described in this section of this document.
In addition, stock markets have historically experienced substantial price and volume fluctuations. Broad market and industry factors may harm the market price of our common shares and our results of operations. Hence, the market price of our common shares and our results of operations could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the market price of our common shares regardless of our operating performance and could limit or prevent investors from readily selling their common shares and may otherwise negatively affect the market price and liquidity of our common shares.

__________________________________________________________________________________________________________

In addition, in the past, when the market price of a share has been volatile, holders of that share have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.
An active, liquid and orderly trading market for our common shares may not be sustained, and you may not be able to resell your shares at or above the price you paid for them.
While there is a public trading market for our common shares, we cannot assure you that one will be sustained. If a market is not sustained, it may be difficult for you to sell your common shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of the common shares in the secondary market, the transparency and availability of trading prices, the liquidity of the common shares and the extent of regulation applicable to us. We cannot predict the prices at which our common shares will trade. It is possible that, in future quarters, our results of operations may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our common shares may decline.
Future sales or distributions of our common shares by Titan Cement International could depress the market price of our common shares.
Titan Cement International may sell all or a portion of its remaining shares of our common shares or distribute those shares to its shareholders. Additional sales by Titan Cement International in the public market or distributions to its shareholders of substantial amounts of our common shares could depress the market price of our common shares.
The rights provided to our shareholders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.
We are a Belgian company with limited liability (société anonyme/naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the Belgian Code on Companies and Associations. From a Belgian corporate law point of view, we do not qualify as a listed company (société cotée/genoteerde vennootschap) because none of our securities are listed on any regulated market in the European Economic Area. The Belgian corporate law provisions that are applicable to Belgian companies listed on a regulated market in the European Economic Area do therefore not apply to us. We are not subject to most of the disclosure obligations applicable to Belgian companies listed on a regulated market in the European Economic Area. Furthermore, Belgian law provisions on mandatory public takeover bids that are applicable to Belgian companies listed on a regulated market in the European Economic Area do not apply to us. Therefore, under Belgian law, no mandatory takeover bid can be imposed on a person acquiring a significant or even controlling stake of our shares and thus the shareholders may not be granted the opportunity to sell their shares at a premium (which is typically offered in the framework of a takeover bid) in the event our parent, Titan Cement International, would sell its shares to a third party. As a result, shareholders of our Company may not enjoy certain of the rights and protection generally afforded to shareholders of a Belgian company listed on a regulated market in the European Economic Area.
Also, the rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions.
In the performance of its duties, our board of directors is required by the Belgian Code on Companies and Associations to consider the corporate interest of our Company, which requires our board to act not only in the financial interest of the shareholders, but also to take into account of the consequences of their actions on our employees and other stakeholders, in all cases with due observation of the principles of reasonableness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. See “Description of Share Capital—Articles of Association and Other Share Information” as included in our Registration Statement.
As a result of these differences between Belgian corporate law, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as a shareholder of our Company than you would as a shareholder of a U.S. corporation.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders or otherwise result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

__________________________________________________________________________________________________________

We report under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to domestic U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while domestic U.S. issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and domestic U.S. issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
As a foreign private issuer and as permitted by the listing requirements of the NYSE, we rely on certain home country corporate governance practices rather than the corporate governance requirements of the NYSE.
As a foreign private issuer, we have the option to follow certain home country corporate governance rules rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” but cannot make any assurances that we will continue to do so in the future. If we were to lose our status as a foreign private issuer, we may avail ourselves of the controlled company exemption which exempts us from certain governance requirements of the NYSE. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on domestic U.S. issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would be required to report under U.S. GAAP, which could alter our results of operations or depict different trends of results of operations. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.
We are a “controlled company” within the meaning of the rules of the NYSE and, as a result, qualify for, and partially rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.
A “controlled company” under the NYSE corporate governance requirements is a company of which more than 50% of the voting power is held by an individual, group or another company. Titan Cement International controls a majority of the voting power of our outstanding common shares, making us a “controlled company” within the meaning of the NYSE corporate governance requirements. Because we qualify as a “controlled company,” we are not required to have a majority of our non-executive directors be independent, nor are we required to have an independent compensation committee or an independent nominating function. A majority of our directors are independent; however, in light of our status as a “controlled company,” our nominating and compensation committee will not be independent. Our status as a “controlled company” could make our common shares less attractive to some investors or otherwise harm the price of our common shares.

__________________________________________________________________________________________________________

Titan Cement International controls a majority of the voting power of our common shares, which will prevent you and other shareholders from influencing significant decisions.
Titan Cement International controls (directly or indirectly) 87% of our aggregate voting power. For so long as Titan Cement International continues to control a majority of the voting power, it will generally be able to significantly influence the outcome of all corporate actions requiring approval of the general meeting.
So long as Titan Cement International continues to control a majority of the voting power of our shares, it will be able to influence the composition of our board of directors and thereby influence our policies and operations, including the appointment of management, future issuances of shares or other securities, the payment of dividends, if any, on shares, the borrowing or modification of debt by us, amendments to our articles of association and the entering into extraordinary transactions, and its interests may not in all cases be aligned with our other shareholders’ interests. In addition, Titan Cement International may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment or improve its financial condition, even though such transactions might involve risks to our other shareholders. For example, Titan Cement International could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets.
In addition, Titan Cement International will be able to cause or prevent a change of control of our Company and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive our other shareholders of an opportunity to receive a premium for their common shares as part of a sale of our Company and ultimately may affect the market price of our common shares.
As a result, Titan Cement International and its affiliates’ interests may not be the same as, or may conflict with, the interests of our other shareholders or our interests. Investors will not be able to affect the outcome of a shareholder vote while Titan Cement International controls the majority of the voting power in the general meeting. Because Titan Cement International’s interests may differ from those of our other shareholders, actions that Titan Cement International takes with respect to us, as our controlling shareholder, may not be favorable to us or to our other shareholders.
Conflicts of interest and disputes may arise between Titan Cement International and us that could be resolved in a manner unfavorable to us.
Questions relating to conflicts of interest and actual disputes may arise between Titan Cement International and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest or disputes between Titan Cement International and us could arise include, but are not limited to, the following:
•Competing business activities and business opportunities. Titan Cement International is a large global company with businesses spanning a wide range of industries, including other businesses relating to cement manufacturing. In the ordinary course of its business activities, Titan Cement International may engage in activities where its interests conflict with our interests or those of our other shareholders. In addition, our directors who are employed by or otherwise affiliated with Titan Cement International may have or make investments in other companies that may compete with us. Titan Cement International also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. As a result, our future competitive position and growth potential could be adversely affected.
•Cross officerships, directorships and share ownership. The ownership interests of our directors or executive officers in the equity shares of Titan Cement International or service as a director or officer of both Titan Cement International and us could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to (i) disagreement over the desirability of a potential business or acquisition opportunity or business plans, (ii) employee retention or recruiting (iii) our dividend policy or (iv) terms of cement purchase agreements.
As set out above, the Belgian Code on Companies and Associations sets out a mandatory procedure on financial conflicts of interest that is applicable to the members of the board of directors of Titan America but does not provide any express protection against conflicts of interest at the level of Titan America’s management.

__________________________________________________________________________________________________________

Any such conflicts of interest or disputes that are not resolved in favor of our business could adversely affect our financial condition and results of operations.
We have identified material weaknesses in our internal control over financial reporting. If we are unable to maintain effective internal controls, the accuracy and timeliness of our financial reporting may be adversely affected, which could cause the market price of our common shares to decline, lessen investor confidence and harm our business.
As a public company, we are subject to significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. In addition, we are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting, and our auditors are required to issue an attestation report on the effectiveness of our internal controls on an annual basis.
The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.
During the preparation of our financial statements included elsewhere in this document we identified material weaknesses in our internal control over financial reporting. The Public Company Accounting Oversight Board (the “PCAOB”) defines a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.”
A description of the material weaknesses identified is included under “Item 5.E. Critical Accounting Policies and Estimates—Material Weaknesses.”
We are in the process of developing a remediation plan designed to remediate each of the identified material weaknesses; however the material weaknesses will not be considered remediated until the action items arising out of the plan have been implemented and the new controls and procedures have been operating effectively for a sufficient period of time. While we will work to remediate the material weaknesses as quickly and efficiently as possible, we cannot at this time provide an expected timeline in connection with any remediation plan. These remediation measures may be time-consuming and costly, and might place significant demands on our financial and operational resources.
As permitted under the U.S. securities laws, neither we nor our independent registered public accounting firm have performed or are required to perform an evaluation of the effectiveness of our internal control over financial reporting. In the future, we may identify additional material weaknesses or significant deficiencies in our internal control over financial reporting.
Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our Company. Any weaknesses or deficiencies or any failure to implement new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, or result in material misstatements in our consolidated financial statements, which could adversely affect our business and reduce the price of our common shares.
If we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, our independent registered public accounting firm cannot render an unqualified opinion on our internal control over financial reporting, when required. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common shares. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
As a public reporting company, we are subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to put in place appropriate and effective internal control over financial

__________________________________________________________________________________________________________

reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner, which may adversely affect investor confidence in us and, as a result, the value of our common shares.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting and also, as a public company, is responsible for evaluating and reporting on our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IFRS”). As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal control over financial reporting. During the preparation of our financial statements included elsewhere in this document, we identified material weaknesses in our internal control over financial reporting.
If our executive management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on our internal control over financial reporting, when required, if we fail to remediate the material weaknesses identified or if additional material weaknesses or deficiencies in our internal controls are identified, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our share price may be adversely affected.
We will incur increased costs and regulatory burden and devote substantial management time as a result of being a public company listed on the NYSE.
As a public company listed on the NYSE, we incur increased legal, accounting and other costs not incurred as a private company operating as a wholly-owned subsidiary of Titan Cement International. In particular, as a public company, we are required to, among other things:
•comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and the NYSE;
•maintain an internal audit function;
•enhance our own financial reporting function;
•establish an investor relations function; and
•establish certain internal policies, including those relating to trading in our securities.
Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time consuming and costly. In addition, our management and other personnel will need to divert attention from operational and other business matters to devote substantial time and other resources to these requirements. We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company listed on the NYSE, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. However, we cannot assure you that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis. As a result of these additional costs and other requirements, our historical financial information included in this document is not necessarily indicative of our future results of operations, financial condition or cash flows, nor does it reflect what our results of operations, financial condition or cash flows would have been as a public company during the periods presented.
We are subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act.
As a foreign private issuer listed on the NYSE, we incur legal, accounting and other expenses. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements and other applicable securities rules and regulations, as well as the U.S. Foreign Corrupt Practices Act. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time consuming or costly and increases demand on our systems and resources. The Exchange Act requires that, as a public company, we file or furnish annual and certain other reports with respect to our business, financial condition and results of operations. These

__________________________________________________________________________________________________________

rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or make it more difficult or expensive for us to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Effective internal controls, together with adequate disclosure controls and procedures, are designed to prevent or detect material misstatement due to fraud or error and to provide reasonable assurance as to the reliability of financial reporting. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act to include a report of management’s assessment on our internal control over financial reporting and, beginning with our annual report for the year ending December 31, 2025, compliance with Section 404 of the Sarbanes-Oxley Act will significantly increase our compliance costs and management’s attention may be diverted from other business concerns, which could adversely affect our financial performance. We may need to hire more team members in the future or engage outside consultants to comply with these requirements, which would further increase expenses. If we fail to comply with the applicable requirements of the Sarbanes-Oxley Act in the required timeframe, we may be subject to sanctions, investigations or other enforcement actions by regulatory authorities, including the SEC.
We, and our independent registered public accounting firm, were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2024 in accordance with the provisions of the Sarbanes-Oxley Act.
Although we may pay dividends or repay an issue premium to holders of our common shares under Belgian law, our ability to do so is subject to the discretion of our board of directors and shareholders.
We currently intend to distribute dividends or repay an issue premium, as applicable, to our shareholders on a pro-rata basis. Although we intend to pay dividends or repay an issue premium, as applicable, pursuant to this policy, our common shares will have no contractual or other legal right to dividends. Any recommendation by our board of directors to the general shareholders’ meeting to declare and pay dividends and any decision by our board of directors to declare and pay interim dividends in the future will be made at its discretion and will depend on, among other things, our results of operations, financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our current and future debt agreements, industry practice, legal requirements (including those noted below under Belgian law), cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may continue to be, limited by covenants of our current and future indebtedness, and on our ongoing ability to generate cash from operations and access to the capital markets. Accordingly, we may not declare or make, or may have to reduce or eliminate, payments of any dividends. As a result, investors may not receive future dividends and the market price of our common shares may be adversely affected. See “Dividend Policy.”
Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our statutory non-consolidated Belgian GAAP (as defined below) financial statements. In addition, in accordance with Belgian law and our articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our statutory non-consolidated accounts (prepared in accordance with accounting principles generally accepted in Belgium (“Belgian GAAP”)) to a legal reserve until the reserve equals 10% of our share capital. In 2024, there were no annual net profits under our statutory non-consolidated accounts that would require a reserve.
In addition, any dividends will generally be subject to Belgian withholding tax. See “Material Belgian Federal Income Tax Considerations” for a more detailed description of Belgian taxes which may be imposed on dividends.
In addition, after the contribution of 100% of the equity of Titan Atlantic Cement Industrial and Commercial S.A. to Titan America (the “Contribution”) and the IPO, we have recorded sufficient issue premium that allows us to retain the possibility of carrying out a consistent distribution policy, through the repayment (or part thereof) of the issue premium per common share (which can be decided upon by our general meeting subject to a simple majority). Any recommendation by our board of directors to the

__________________________________________________________________________________________________________

general shareholders’ meeting to repay the issue premium (or part thereof), is contingent on the factors as set out above. The tax treatment of the repayment of such issue premium is set out in our Registration Statement.
Under the Belgian Code on Companies and Associations, a distribution of a dividend is subject to Titan America SA carrying out the so-called ‘net asset test’, whereby distributions can only occur insofar as and to the extent the company’s net assets remain above the statutory capital of Titan America SA (plus its undistributable reserves). In addition, Titan America SA must also allocate part of its profits to the formation of a legal reserve, as set out in our Registration Statement.
We are a holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.
As a holding company, our principal source of cash flow is distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly-owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.
If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common shares adversely, the market price and trading volume of our common shares could decline.
The trading market for our common shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the securities or industry analysts who cover us or may cover us in the future change their recommendation regarding our common shares adversely, or provide more favorable relative recommendations about our competitors, the price of our common shares would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume of our common shares to decline.
It may be difficult for investors outside Belgium to serve process on, or enforce foreign judgments against, us or our directors and executive management.
We are a Belgian public limited liability company. Less than a majority of the members of our board of directors are residents of the United States and all or a substantial portion of the assets of such non-resident persons are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium.
The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium, unless (in addition to compliance with certain technical provisions) the Belgian courts are satisfied of the following:
•the effect of the recognition or enforcement is not manifestly incompatible with Belgian public policy;
•the judgment did not violate the rights of defense;
•the judgment was not rendered with the sole purpose of avoiding the application of the law applicable according to Belgian private international law, in a matter where parties cannot freely dispose of their rights;

__________________________________________________________________________________________________________

•the judgment is not subject to further recourse under the applicable laws in the state where the judgment was issued;
•the judgment is not incompatible with a judgment rendered in Belgium or with an earlier judgment rendered abroad that might be recognized in Belgium;
•the claim to which the judgment relates was not filed after a claim that is still pending between the same parties and concerning the same subject matter was filed in Belgium;
•the Belgian courts did not have exclusive jurisdiction to rule on the matter;
•the relevant U.S. court did not accept its jurisdiction solely on the basis of the presence of the plaintiff or the location of goods not directly linked to the dispute in the state in which the court is located; and
•an issuance of the judgment that meets the requirement of authenticity under the applicable laws in the state where the judgment was rendered is provided; in case of a judgment in absentia, it can be shown that under the applicable laws in the state where the judgment was rendered, the invitation to appear in court was properly served on, or notified to, the defendant; a document can be produced showing that the judgment is, under the applicable laws in the state where it was rendered, enforceable and was properly served on the defendant.
In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments under the applicable laws in the state where the judgment was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they would have consequences that are manifestly incompatible with Belgian public policy.
Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or members of our board of directors or our executive management any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
Our articles of association contain exclusive forum provisions for certain shareholder litigation matters, which would limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, associates or shareholders or make the litigation of such disputes more costly for shareholders.
Our articles of association provide that, subject to limited exceptions, to the fullest extent permitted by law, Belgian courts are the sole and exclusive forum for any dispute relating to corporate matters of the Company and the implementation of our articles of association between the Company, our shareholders, our directors, statutory auditors or liquidators. This provision does not apply to suits brought to enforce any duty or liability created by the Securities Act or Exchange Act, or rules and regulations thereunder.
Any person or entity purchasing or otherwise acquiring any interest in our common shares shall be deemed to have had notice of and consented to the choice of forum provisions of our articles of association. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other associates or shareholders, which may discourage lawsuits with respect to such claims or impose additional costs or other burdens on such shareholder. Alternatively, if a court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.
Risks Related to Certain Tax Matters
Changes in tax laws or unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.
We are subject to income taxes in the United States, Greece and Belgium. Our effective income tax rate could be adversely affected in the future by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations or their interpretations and application and the outcome of income tax audits in any of the jurisdictions in which we operate or are otherwise subject to tax.

__________________________________________________________________________________________________________

A significant change in the United States, Greece or Belgian tax law, or that of other countries where we may operate or have a presence, may materially and adversely impact our income tax liability, provision for income taxes and effective tax rate. We regularly assess all of these matters to determine the adequacy of our income tax provision, which is subject to significant judgment.
In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final outcome of tax audits and related litigation could be materially different than that reflected in our historical income tax provisions and accruals. There can be no assurance that the resolution of any audits or litigation will not have an adverse effect on future operating results.
The Organisation for Economic Cooperation and Development (the “OECD”) is conducting a project focused on base erosion and profit shifting in international structures, which seeks to establish certain international standards for taxing the worldwide income of multinational companies. In addition, the OECD is working on a “BEPS 2.0” initiative, which is aimed at (i) shifting taxing rights to the jurisdiction of the consumer and (ii) ensuring all companies pay a global minimum tax. In December 2022, the member states of the European Union unanimously voted to adopt the OECD’s minimum tax rules and phase them into national law, and in February 2023 the OECD released technical guidance on the global minimum tax which was agreed by consensus of the BEPS 2.0 Pillar Two signatory jurisdictions. Under the European Union’s minimum tax directive (the “EU Directive 2022/2523”), member states are to adopt domestic legislation implementing the minimum tax rules effective for periods beginning on or after December 31, 2023, with the “under-taxed profit rule” to take effect for periods beginning on or after December 31, 2024. Belgium and other countries where Titan Group is active, have adopted the BEPS 2.0 rules and as a result, these rules will impact Titan Group going forward. As a result of these developments, the tax laws relevant to our operations and cashflow could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our business, cash flows, results of operations and financial position. Belgium implemented EU Directive 2022/2523 into its national legislation with the law of December 19, 2023. This law has entered into effect as from January 1, 2024. The law of May 12, 2024 has further provided for some technical corrections to these rules.
In August 2022, the United States passed the Inflation Reduction Act of 2022 (the “IRA”), which imposed, among other things, a corporate alternative minimum tax on book income on certain large U.S. corporations, including certain U.S. subsidiaries of certain large multinational corporate groups, and a 1% excise tax on net stock repurchases by certain publicly traded corporations, including publicly-traded non-U.S. corporations in certain circumstances. These provisions became effective on January 1, 2023. Although we do not currently believe that the IRA will have a material impact on our consolidated financial statements, the full effects of these rules and other provisions of the IRA on us are uncertain until further regulations and guidance from the U.S. Internal Revenue Service (“IRS”) and the U.S. Department of the Treasury (“U.S. Treasury”) are released.
If a U.S. Holder is treated as owning at least 10% of our common share capital, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. Holder (as defined below under “Material U.S. Federal Income Tax Considerations”) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our share capital, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because of certain attribution rules, we and/or any non-U.S. subsidiary may be treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation generally will be required to annually report and include in its U.S. taxable income, as ordinary income, its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions to such United States shareholder. An individual United States shareholder generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporate United States shareholder with respect to a controlled foreign corporation. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties, loss of foreign tax credits and may extend the statute of limitations with respect to the United States shareholder’s U.S. federal income tax return for the year for which such reporting was due. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are controlled foreign corporations for any given year or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. We also cannot guarantee that we will furnish to United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to controlled foreign corporations. U.S. investors should consult their tax advisors regarding the potential application of these rules to their investment in our shares.

__________________________________________________________________________________________________________

U.S. Holders may suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.
We will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year if either: (1) at least 75% of our gross income for the taxable year is “passive income” for purposes of the PFIC rules, or (2) at least 50% of the value (generally determined on the basis of a quarterly average) of our assets is attributable to assets that produce, or are held for the production of, passive income. Based on our financial statements and our expectations about the nature and amount of our income, assets and activities and the market value of our equity, we do not believe that we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC for our current taxable year or in the foreseeable future. The determination of PFIC status, however, is made annually, at the end of each taxable year, and is dependent upon a number of factors, some of which are beyond our control, including the relative values of our assets and subsidiaries, and the amount and type of our income. As a result, there can be no assurance that we will not be a PFIC for our current taxable year or any subsequent year or that the IRS will agree with our conclusion regarding PFIC status and would not successfully challenge our position. U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations”) should consult their tax advisors about the potential application of the PFIC rules to their investment in the common shares. For further discussion, see “Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status.”
 Item 4. Information on the Company
A. History and Development of the Company
Titan America SA was incorporated in Belgium on July 17, 2024 and we are a limited liability company (société anonyme/naamloze vennootschap) under Belgian law. We are registered with the Register of Legal Entities (registre des personnes morales/rechtspersonenregister) of Brussels (French-speaking division) and are registered with the Crossroads Bank for Enterprises (Banque-Carrefour des Entreprises/Kruispuntbank van Ondernemingen) under number 1011.751.174.
We are majority owned by Titan Cement International SA, the parent company of the Titan group of companies. Established in 1902 in Greece, Titan Cement International is a multinational cement and building materials producer with cement production facilities in ten countries, serving customers in more than 25 countries globally. As of the date of this annual report, Titan Cement International SA beneficially owns approximately 87% of our common shares. We are a “controlled company” under corporate governance standards and to take advantage of certain corporate governance exceptions related thereto.
Since our initial investment in the Essex Cement import terminal in Metro New York in 1989, we believe we have built one of the most comprehensive, capable and reliable building materials platforms on the Eastern Seaboard through focused and strategic investments.
In 1992, we acquired 59% of Roanoke Cement Company and all its related assets, establishing our domestic manufacturing and regional distribution capabilities in the Mid-Atlantic region through the addition of the Roanoke cement plant in Troutville, Virginia (our “Roanoke Plant”), a marine import terminal in South Norfolk, Virginia (our “Norfolk Terminal”) and a rail-connected distribution network in Virginia and North Carolina.
Between 1996 and 2002, we invested $110 million in our Roanoke Plant, which included a major modernization of its clinker and cement production process, as well as the addition of a preheater/precalciner, a new clinker cooler, new clinker silos, a new finish mill and a new packaged cement line.
In 2000, we acquired Tarmac America Inc., including the remaining 41% of Roanoke Cement Company, giving us initial positions in ready-mix concrete and concrete block operations across the State of Florida, as well as our Pennsuco facility in Medley, Florida (“Pennsuco”) that produces cement, aggregates, ready-mix concrete and concrete block.
In 2002, we acquired Separation Technologies (“ST”), a market leader in fly ash beneficiation and marketing.
Throughout the early 2000s, we made significant investments to expand and improve the logistics and import capabilities of the business establishing a cement import terminal at the Port Tampa Bay, Florida (our “Port Tampa Bay Terminal”), and modernizing the Essex import operation at Port Newark in Metro New York (our “Essex Terminal”).

__________________________________________________________________________________________________________

Between 2001 and 2006, we invested approximately $254 million in our Pennsuco plant, which included modernization efforts with the commissioning of a state-of-the-art clinker production line, significantly increasing clinker production capacity at much lower energy consumption rates, and the addition of a new finish mill and a new packaging operation.
Between 2006 and 2007, we invested approximately $365 million to significantly expand our ready-mix footprint through the acquisition of the S&W Ready Mix Concrete Company, which operated 26 concrete plants in the Carolinas, the Mechanicsville Concrete Company and five plants under the Powhatan Ready Mix brand in and around Richmond, Virginia. We also completed acquisitions of three ready-mix businesses on the west coast of Florida, including nine concrete plants located in and between Tampa and Fort Myers. In addition to these acquisitions, we installed 11 greenfield ready-mix concrete plants and one concrete block production line throughout our territory which expanded our geographic footprint and improved density of delivery and manufacturing capacity in growing markets.
In early 2010, we invested in a sand mine in Sussex County, Virginia, followed by commencing our operations in New Castle, Virginia in 2011 and Branchville, Virginia in 2019.
From 2014 to 2023, we invested $53 million in an overland conveyor and two new draglines at the Pennsuco quarry.
In 2017, we entered into a long-term mining royalty agreement and began operating a crushed limestone quarry in Estero, Florida, near Fort Myers. We upgraded the operations by installing a dragline and mobile mining fleet, as well as expanding the existing permit to substantially increase the base of reserves, all of which provide a stable source of aggregates for both external sale and internal consumption.
Between 2018 and 2023, we invested $52 million in modernizing our logistics network in the Mid-Atlantic region, including (i) investments in increasing silo storage capacity and installation of an automated loadout system at our Roanoke Plant, (ii) expansion of the Winston-Salem, Charlotte, Selma and Wilmington rail terminals to allow for multiple products, optimized storage and distribution capabilities and (iii) installation of a hybrid loadout system at the Norfolk Terminal capable of loading both trucks and rail cars.
In 2023, we completed a $73 million investment at our Port Tampa Bay Terminal and our Norfolk Terminal, constructing new domes, adding multi-product storage capacity of approximately 70,000 tons each, as well as on other repairs and refurbishments.
On February 10, 2025, we completed our initial public offering of 24,000,000 common shares (the “IPO”). The IPO was comprised of a primary offering of 9,000,000 newly issued common shares and a secondary offering of 15,000,000 existing common shares. The common shares were sold at an offering price of $16.00 per share, generating proceeds of approximately $136.8 million, after deducting underwriting discounts and other commissions. Our common shares began trading on the New York Stock Exchange on February 7, 2025 under the symbol “TTAM”.
On March 11, 2025, the underwriters exercised a portion of their overallotment option and purchased 580,756 additional existing shares from Titan Cement International (the selling shareholder). The Company did not receive any additional proceeds from the sale of these shares. As of the date of this Annual Report, the Company has a total of 184,362,465 common shares issued and outstanding.
Our registered office is located at Square de Meeûs 37, 1000 Brussels, Belgium and our telephone number is +32 2 726 80 58. Our website is www.titanamerica.com. Our agent for service of process in the United States is John Christy, 5700 Lake Wright Drive, Suite 300, Norfolk, VA 23502.

We file reports and other information with the SEC pursuant to the SEC’s rules and regulations that apply to foreign private issuers. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Titan America’s electronic filings are available for viewing on this website, at https://www.sec.gov.
Principal Capital Investments
In the fiscal years ended December 31, 2022, 2023 and 2024, our net capital expenditures were $128.0 million, $118.6 million and $137.3 million, respectively. The funding requirements of such various capital expenditures were financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.

__________________________________________________________________________________________________________

We prioritize growth and productivity initiatives, and our investments focus on enhancing logistics capabilities, expanding cement and aggregate production, and strengthening our downstream product lines. Simultaneously, we invest in maintenance activities to support cement and quarry production, as well as the enhancement of storage facilities across our network.

B. Business Overview
Titan America is a leading vertically integrated, multi-regional manufacturer and supplier of heavy building materials and services operating primarily on the Eastern Seaboard of the United States (the “Eastern Seaboard”). We are a leading provider of materials that contribute to lower carbon emissions than traditional building materials and/or beneficial reuse of waste materials. We are a leading provider of heavy building materials in Florida, the New York and New Jersey Metropolitan area (“Metro New York”), Virginia, North Carolina and South Carolina (Virginia and the Carolinas, together with Metro New York and their adjacent areas, the “Mid-Atlantic”). We serve markets that benefit from population growth, economic growth and technology and innovation trends that are among the strongest in the United States.
Throughout the United States, we operate and maintain two cement plants, three marine import terminals, seven active mine locations, 82 ready-mix locations with 92 batch plants, eight concrete block locations with 13 production lines, seven fly ash plants and 21 distribution hubs that can handle various combinations of our products.
Due to the regional nature of our business, we report our operating results in two reportable segments: Florida and Mid-Atlantic. We run our operations nimbly allowing us to pivot resources to markets we support with the greatest demand based on market conditions.
Florida Reportable Segment
Our Florida reportable segment consists of our cement, aggregates, ready-mix concrete, concrete block and fly ash operations within the State of Florida. We currently operate one cement plant, three mines, 40 ready-mix locations with 45 batch plants, eight concrete block locations with 13 production lines, two fly ash facilities and one multi-product marine import terminal along with related logistics infrastructure.
For fiscal year ended December 31, 2022, 2023 and 2024, our Florida reportable segment generated $808.6 million, $969.9 million and $997.6 million in segment external revenue. For the fiscal year ended December 31, 2022 revenue (including internal trading activity) from cement, aggregates, ready-mix concrete, concrete block and fly ash are $351.8 million, $131.3 million, $369.4 million, $116.9 million and $13.1 million, respectively. For the fiscal year ended December 31, 2023, revenue (including internal trading activity) from cement , aggregates, ready-mix concrete, concrete block and fly ash are $423.1 million, $138.0 million, $448.4 million, $140.1 million and $16.3 million, respectively. For the fiscal year ended December 31, 2024, revenue (including internal trading activity) from cement operations, aggregates, ready-mix concrete, concrete block and fly ash are $422.9 million, $157.5 million, $465.0 million, $153.5 million and $19.5 million, respectively.
Cement Operations
Our Florida reportable segment operates our Pennsuco plant in Medley, Florida, which is the largest cement plant in the State of Florida by capacity, according to the 2024 North American Cement Directory (SEMCO Publishing, 2024). Our Pennsuco plant currently has a cement production capacity of 2.4 million tons, which, through ongoing focused and strategic investments, we expect will increase to over 3.0 million tons by 2030. 100% of our Pennsuco facility’s production is Lower-Carbon Cement.
Our Pennsuco plant has a cement storage capacity of approximately 72,000 tons across 12 silos. Additionally, the plant offers approximately 67,350 tons of clinker storage capacity across 10 silos. Ongoing investments that are planned for completion in fiscal year 2026 are expected to add 30,000 tons of clinker storage capacity. Our logistics capabilities are underpinned by 21,000 feet of high-capacity rail lines with a direct connection to the FEC railway and truck loadout capacity with four loadout bays operating 24 hours, seven days a week. An on-site packaging facility at Pennsuco, commissioned in 2005, supports our position as the number one producer and marketer of packaged masonry and stucco cement in Florida according to USGS data and our production of packaged masonry and stucco cement in Florida.
We invested $14 million in an alternative fuel processing facility at Pennsuco that can produce a consistent heat value fuel for its kiln by processing and blending commercial and industrial waste. We have secured multi-year contracts to supply feedstock

__________________________________________________________________________________________________________

streams. This alternative fuel facility was commissioned in late 2019. The Pennsuco plant has the proper infrastructure and is permitted to receive, process and utilize several different conventional fuels and alternative fuels.
Our investment in rail-served cement capacity has resulted in two additional terminals in Edgewater and Jacksonville, Florida, allowing for cost-effective transportation and distribution of our products throughout the east coast of Florida.
To efficiently and effectively provide cement products to the Gulf Coast and central regions of Florida, we have invested in building out intermodal logistics capabilities at our Port Tampa Bay Terminal. The import facility includes five recently refurbished silos and a dome with approximately 70,000 tons of capacity that was commissioned in July 2023. These improvements allow us the capability to handle multiple products with a total storage capacity of approximately 120,000 tons of cement and cementitious materials.
Our Port Tampa Bay Terminal can receive 75,000-ton vessels, providing cost effective import capabilities into the Florida market where barriers to entry are high and opportunities for import terminals within the state are few. 100% of the grey cement imported to our Port Tampa Bay Terminal is Lower-Carbon Cement. Our Port Tampa Bay Terminal’s strategic location in Tampa, along with the rail capabilities, allow us to effectively service the entire peninsula of Florida. With our Port Tampa Bay Terminal’s multi-product capabilities, including IL and SCMs, we are able to service the entire Florida peninsula. Our Port Tampa Bay Terminal includes three truck loadouts and a rail loadout on the CSX rail line. We are also permitted and able to import, store and ship over 700,000 tons of aggregates per year at our Port Tampa Bay Terminal. Our Port Tampa Bay Terminal has also averaged over 650,000 tons of imported cement annually over the last three years, with an ability to manage approximately 2.5 million tons of cement annually.
Aggregates
Our aggregate operations include three mining locations with eight rail terminals as of December 31, 2024. Our Pennsuco aggregate operation is one of the largest quarries in Florida and is adjacent to our Pennsuco cement plant. Situated on the FEC rail line allows us to supply Pennsuco aggregate from Miami-Dade County all the way to Jacksonville utilizing our network of terminals. The hard limestone rock requires drilling and blasting before excavation. Our three large mining draglines provide significant excavation capacity.
The mobile equipment fleet utilized in our aggregates operations includes four 19 cubic yard loaders and eight 100-ton haul trucks. Following an investment of $12.8 million in 2016, the primary crushing is now completed on-site at the Pennsuco quarry, thereby reducing traditional haul distances and minimizing mobile equipment required in favor of an extensive 3.5-mile electrified overland conveyor system connecting the mining operations with the cement and aggregate plants. The processing plant receives run-of-mine aggregates and produces both finished and fractionated products for blending rail shipments or special orders. The aggregate loadout includes truck and rail loading with a rail-loading capacity of 97 railcars per day and the ability to store more than 200 railcars on site. The Pennsuco rail yard is served by the FEC railroad, providing access to the network of terminals and aggregate distribution yards along the FEC.
Ready-Mix Concrete
The Florida ready-mix business includes 45 batching units at 40 locations servicing the entire peninsula of Florida, capable of handling multiple cements and SCMs and producing a broad array of high-performing concrete mixes suitable for complex construction applications. Additional investment is underway to include additional batching units with the goal of expanding our footprint.
We also provide our customers with portable ready-mix plant capabilities for large projects, such as the ones associated with the IIJA and other large projects requiring high-volume and flexible delivery. Additionally, we support our customers in adopting and integrating new products developed us through our innovation and product quality function, as well as optimizing their mix designs and production processes.
Our ready-mix business is fully back-integrated, with access to a strategically-located and reliable supply of primary raw materials, mainly cement and aggregate needed for concrete production.

__________________________________________________________________________________________________________

Concrete Block
Our concrete block business includes both retail and business-to-business channels. The 13 flexible production units are strategically located throughout our markets to support 266 retail home improvement stores and key masonry contractors. We believe the Pennsuco facility, with four production units, is the largest single-block plant in Florida by production capacity as of December 31, 2024, capable of producing over 20 million concrete blocks annually. Each location produces both standard and specialty concrete block, maintaining a mix of products in stock to reduce transportation costs and customer response time. The manufacturing process involves utilizing our nearest distribution locations for aggregates and cement. Additional growth investments include two new production facilities currently under development.
Fly Ash
We utilize fly ash in our cement and ready-mix manufacturing, which is partly supplied from two processing plants operated by ST (TECO and Crystal River). Our TECO facility has access to STET’s proprietary electrostatic technology and ammonia removal technology. These systems serve to assure concrete-grade fly ash quality regardless of the quality generated from the power plant. Additionally, the TECO facility has 30,000 tons of feed storage and 16,000 tons of final product storage capacity to partially mitigate some of the vagaries in ash generation by the power plant. Our Crystal River ash source attains product specification without processing and is interchangeable with ash sourced from our TECO facility.
We also import fly ash through the Port Tampa Bay facility to supply external customers and internal needs.
Mid-Atlantic Reportable Segment
Our Mid-Atlantic reportable segment consists of our cement, aggregates, ready-mix concrete and fly ash operations throughout the Mid-Atlantic region, most concentrated in Virginia, North Carolina, South Carolina, New York and New Jersey, capable of serving surrounding states such as Maryland, West Virginia, Kentucky, Tennessee, Pennsylvania, Ohio and Indiana areas with fly ash. We currently operate one cement plant, four mines, 42 ready-mix locations with 46 batch plants, along with related logistics infrastructure and import terminals.
In fiscal year ended December 31, 2022, 2023 and 2024, our Mid-Atlantic reportable segment generated $553.3 million, $619.7 million and $634.9 million in segment external revenue. For the fiscal year ended December 31, 2022 revenue (including internal trading activity) from cement operations, aggregates, ready-mix concrete and fly ash are $373.8 million, $8.0 million, $225.0 million and $10.9 million, respectively. For the fiscal year ended December 31, 2023, revenue (including internal trading activity) from cement operations, aggregates, ready-mix concrete and fly ash are $411.6 million, $15.1 million, $245.9 million and $13.9 million, respectively. For the fiscal year ended December 31, 2024, revenue (including internal trading activity) from cement operations, aggregates, ready-mix concrete and fly ash are $405.1 million, $14.3 million, $270.5 million and $16.5 million, respectively.
Cement Operations
Our Mid-Atlantic reportable segment operates the only cement plant in the Commonwealth of Virginia, our Roanoke Plant. Our Roanoke Plant’s current cement production capacity is 1.5 million tons, and investment is underway with the goal of increasing production capacity to 1.8 million tons by 2030.
Our Roanoke Plant maintains high-capacity rail and truck loadout capabilities, with a maximum storage capacity of over 90,000 tons dedicated to cement with 38 silos directly or indirectly connected to the three loadout bays and the packaging operation. We invested over $5.4 million over the last three years to refurbish and restore most of the cement silos in our Roanoke Plant, which increases the rate of transfer from cement silos to loading bays since completion of the upgrade. In addition, our Roanoke Plant has three silos dedicated to clinker storage with a total capacity of 50,000 tons.
The Mid-Atlantic cement operations also include the Norfolk Terminal, with 28,000 tons of silo storage and a new dome with approximately 70,000 tons of capacity that was commissioned in December 2023. Together, these improvements allow us to handle multiple products with a total storage capacity of nearly 100,000 tons of cement and cementitious materials. Our Norfolk Terminal can receive 55,000-ton vessels and also includes two truck loadouts, a rail loadout and a hybrid truck/rail loadout capable of shipping on either CSX or on the Norfolk Southern rail line. Our Norfolk Terminal averaged over 450,000 tons of cement imports annually over the last three years, with an ability to manage approximately 1.9 million tons of cement annually.

__________________________________________________________________________________________________________

The Roanoke Plant’s location also makes it the closest cement plant to key markets in North Carolina. We believe that our proximity to key, growing markets combined with our extensive intermodal logistics capabilities positions us to effectively serve our markets and customers in Virginia, Tennessee, West Virginia, North Carolina and South Carolina.
Our Mid-Atlantic cement operation also operates our Essex Terminal, with a storage capacity of 65,000 tons across a bank of four silos. Our Essex Terminal can receive and unload 55,000-ton vessels and distribute product with three high-capacity automated truck loadouts. Our Essex Terminal averaged over 850,000 tons of cement imports annually over the last three years, effectively serving Metro New York.
Aggregates
We operate four aggregate facilities under the name of Titan Mid-Atlantic Aggregates LLC, strategically located to support our vertical integration model. Our operation in New Castle, Virginia supplies critical minerals to the Roanoke Plant for the manufacture of clinker which assures long-term, secure sourcing and supplies concrete grade masonry and asphalt sand to external ready-mix concrete, fiber board siding and asphalt paving customers. Our Mid-Atlantic aggregates business also includes operations in Sussex County, Branchville and Stuarts Draft, Virginia. These facilities self-supply into our internal ready-mix concrete business providing supply security. All of our aggregate facilities produce concrete, asphalt masonry sands and critical minerals with vertically integrated downstream channels to market through cement and ready-mix.
Ready-Mix Concrete
Our concrete products business in Mid-Atlantic consists of 46 ready-mix batch plants across 42 sites, with 22 plants in Virginia and 24 plants in the Carolinas, each capable of handling multiple cements and SCMs and producing a broad array of high-performing concrete mixes suitable for any type of complex construction application. We also have additional portable ready-mix plant capabilities for large IIJA and other infrastructure projects that require high-volume dedicated and flexible delivery as well as rapid entry into new locations.
Fly Ash
Our Mid-Atlantic fly ash business consists of one of the largest networks of fly ash sources in the Mid-Atlantic region, located in Baltimore, Maryland and York Haven, Pennsylvania (both with proprietary electrostatic separation processing systems and a combined 87,000 tons of product storage), Maidsville, West Virginia, Brilliant, Ohio and Clifty Creek, Indiana. These sources provide fly ash that has either been processed through our proprietary technology or meets required ASTM specifications without processing, supply material for both internal use by our concrete businesses as well as direct sales to customers.
Key Recent Investments and Initiatives
Our recent investments as described above seek to capitalize on dynamic growth themes in the U.S. economy, including decarbonization, circular economy, resilient urbanization, infrastructure modernization, refurbishment and renovation, new construction technologies and high-performance products. We believe these initiatives contribute to and will act as significant drivers of growth.
Decarbonization
We are actively pursuing decarbonization by leveraging new technologies and high-performance products. The direct CO2 emissions related to cement production originate primarily from the sintering of raw materials (primarily limestone) and the fuel combustion necessary to produce clinker, which is the main component of cement. We have been focusing on reducing the CO2 emissions related to clinker production by utilizing higher amounts of alternative fuels and natural gas in our kilns. In addition, we are actively pursuing government funds to explore and develop new technologies like indirect calcination and carbon capture and sequestration to further reduce the carbon footprint of our clinker.
We have developed new cement types requiring less carbon intensive inputs that perform equally or better than conventional cements, resulting in lower CO2 content of the final product. We have replaced over 95% of our Ordinary Portland Cement (“OPC”) with Lower-Carbon Cement, improving the CO2 emissions per ton of product by up to 10% compared to OPC. We are currently investing in the development of our Type IT cement (a ternary cement blend) that requires even less amount of clinker while delivering equal or better performance than Lower-Carbon Cement. Depending on the type of SCM used (such as fly ash, slag,

__________________________________________________________________________________________________________

calcined clay or natural pozzolans) the total reduction in clinker quantity can reach up to 50% compared to OPC cements, resulting in a significant reduction of the CO2 emissions per ton of product.
Utilizing greener cement types such as Type IL and Type IT, developing new concrete formulations (such as GreenCrete®) and deploying AI/ML solutions to improve the batching accuracy and the quality control of our ready-mix process will further reduce the overall carbon footprint in our concrete products, supporting our commitment of net-zero GHG emissions by 2050. Our investments in recycled aggregates further support our commitment to sustainable construction practices. Our investment in the production of calcined clay will offer our Roanoke cement operation the ability to produce a high performing Type IT cement with locally-sourced raw materials. Also, the use of natural pozzolans at our plants as the main ingredient of Type IT cement is part of our broader strategy to enhance our product offerings and meet the increasing demand for sustainable construction materials.
Cement manufacturing requires significant amounts of fuel to generate the right temperatures for the raw materials inside the kiln’s different physical and chemical transformations. By looking into ways of reducing the use of fossil fuels that contribute to the cement carbon footprint, we developed our alternative fuels program, which takes different non-hazardous waste streams from a wide array of sources, industries and economic sectors and transforms them into fuel for our manufacturing facilities, reducing a portion of the need for fossil fuels and raw materials, while providing an environmentally and economically sound alternative to landfills and reducing our net emissions of GHGs.
Our alternative fuels program is a zero-waste solution, as no residue or combustion byproduct is generated. The clinker manufacturing process, which involves high temperatures (up to 3,600° F), high turbulence and long residence times in the kiln, facilitates the nearly complete destruction of any harmful chemical compounds emitted by the clinkering process, which is continuously monitored by certified emission monitoring systems according to federal and state regulations.
Our cement plants are permitted to utilize a variety of fuels such as coal, pet coke, natural gas, used oil, biomass and waste-derived fuels, which allows us to flex to the optimal fuel source, achieving the lowest cost and/or CO2 emissions.
We recently invested $14 million to build an alternative fuel processing and production facility at our Pennsuco plant, utilizing commercial and industrial waste streams to manufacture our alternative fuels. Pennsuco is the only cement plant in Florida as of July 31, 2024 to have a solid waste processing permit, allowing for true, vertically-integrated alternative fuel production capabilities. Additionally, the Roanoke Plant can feed multiple solid alternative fuels with technical capabilities able to reach up to 30% thermal substitution rate, depending on the quality of the fuels.
Since 2019, our decarbonization efforts have led to an almost 20% reduction in CO2 emissions intensity, from 718 kg of net CO2/metric ton cementitious in 2019 to 582 kg/mt at the end of 2024. Net CO2 emissions exclude all CO2 generated from the combustion of alternative fuels since they are treated as carbon neutral. Utilization of alternative fuels results in indirect GHG (not only CO2) savings at landfills and incineration plants where these wastes may otherwise be disposed of. When such waste streams decompose at the landfills, more of the organic carbon will partially convert to methane which is 28 times more potent than CO2 for heat trapping. These savings can partly, fully or more than fully offset the direct CO2 emissions from waste combustion at the cement plant, so they are excluded in the reporting of the net CO2 emissions according to reporting guidelines adopted by the Global Cement Concrete Association in 2018.
Circular Economy
To promote a circular economy, we focus on recycling and reusing materials. Our recycled aggregates and crushed concrete initiatives involve converting waste materials into valuable construction resources, thereby reducing the need for virgin raw materials. Our use of alternative fuels showcases our innovative methods to repurpose industrial byproducts. 10% to 15% of the raw materials used for clinker and cement production are byproducts of other industrial processes.
Resilient Urbanization
We contribute to resilient urbanization by developing products and solutions designed for urban environments facing the effects of climate change. The inherent strength and durability of concrete construction enable communities to mitigate damage and recover faster from extreme weather. As more communities invest in infrastructure to combat the effects of extreme weather and sea-level rise, concrete is expected to be a material of choice for critical infrastructure. Our high-durability products, including marine and underwater concrete, are designed to survive harsh conditions. Our products contribute to extended service life of critical

__________________________________________________________________________________________________________

infrastructure in even the harshest conditions in our markets, increasing the availability and reducing the need for maintenance and repairs.
Infrastructure Modernization
Infrastructure modernization is at the core of our strategy, with significant investments in advanced materials and technologies. Our investments in pre-cast technologies and mobile ready-mix concrete plants are designed to meet the increasing demands for modern infrastructure. These initiatives are designed to ensure the timely and efficient delivery of high-quality construction materials for new roads, bridges and public facilities.
Home Refurbishment and Renovation
We support the large and growing home refurbishment and renovation market with a variety of products that allow contractors and homeowners to refresh the exteriors of their existing buildings with high-quality and high-performance materials.
The exterior home renovation market is projected to reach nearly $600 billion annually by 2027, an increase from $322.8 billion in 2014, driven by an aging housing inventory which contributes to growing demand for high-quality, durable and aesthetically pleasing materials. Recognizing this trend, we provide a variety of products tailored for the refurbishment and renovation market, including concrete block, stucco, and mortar offerings. Further, we are exploring an expansion of our product line to include precast lintels and sills—key structural elements that enhance both the functionality and appearance of residential properties.
In addition to our core refurbishment and repair product offerings, we are also exploring expansion into other critical areas of exterior home renovation, with the goal of ensuring that our product portfolio is comprehensive and caters to the diverse needs of our customer base.
New Construction Technologies
We are at the forefront of the implementation and commercialization of new construction technologies, particularly with our 3D printing initiatives. Our partnerships with 1Print and Natrx for the production and development of high-performance concrete utilizing our proprietary 3D mortar formulations exemplify our commitment to innovation. These technologies enable more efficient and precise construction methods, reducing waste and enhancing structural integrity. Additionally, our extended joint-spacing concrete technology provides durable flooring solutions, crucial for modernizing warehouses and distribution centers, enhancing their longevity and performance while also allowing for the implementation of automation technology.
High-Performance Products
Our portfolio includes high-performance concrete and cementitious products tailored to meet increasingly demanding construction needs for infrastructure and commercial markets. High-strength and high-modulus elasticity concretes are designed for increasingly tall and slender high-rise buildings in major urban markets. High-durability concretes are developed for projects requiring extended service life in extreme conditions, including landmark tunnels and bridges. These products include marine and underwater concretes designed for saltwater exposure. Our GreenCrete® product line provides independently validated less carbon-intensive concrete mixtures (based on third-party measurements of embodied CO2 content relative to industry benchmark specifications) while enhancing performance across all applications. Our lower carbon and high performing cements and supplementary cementitious materials are critical to enable these concrete mixes. We believe that our high-performance products not only enhance the quality of construction but also support sustainable and resilient development.
Digital Transformation
We are also committed to digital transformation. We are early adopters of AI/ML technologies in our industry, which we employ to increase plant reliability and capacity utilization, improve product quality, proactively manage operating and maintenance costs and improve energy efficiency. These initiatives place our cement plants in the top five most efficient in the U.S. cement industry out of companies participating in a 2023 PCA survey.
We created a Digital Center of Excellence in 2022, which has driven digital transformation across our entire supply chain and fostered continuous improvement and fine-tuning of existing industrial AI/ML solutions, as well as the development and implementation of similar solutions in our commercial and logistics activities. With our cement manufacturing plants fully end-to-end

__________________________________________________________________________________________________________

digitalized, we recently implemented a new-to-market dynamic logistics and decision support system based on real-time data analytics and optimization algorithms that improve customer service and reduce logistics costs. This sophisticated AI/ML application provides optimum planning and scheduling of product deliveries, taking into consideration disruptions related to weather and/or real-time traffic events. Our Digital Center of Excellence is also testing and exploring new technologies, including robotics, drones, autonomous vehicles, remote-operated mining equipment and other cutting-edge technology.
This digital transformation strategy allows us to connect our logistics network further downstream, helping us better serve our customers. A recently developed and deployed AI/ML solution that allows for real-time optimization of the logistics and distribution of our ready-mix concrete products and has shown positive results and productivity improvements for our Florida ready-mix business. It will soon be deployed in the Mid-Atlantic business segment.
Our investments in state-of-the-art operations and process control systems have also resulted in the deployment of predictive maintenance systems, based on data analytics for equipment faults and process anomaly detection to improve the reliability of our operations and predictive quality analytics that improve product quality and consistency.
Separation Technologies and SCMs
Recognizing the need for continued, proprietary investment in more eco-friendly and green concrete alternatives to traditional cement, we acquired a controlling stake in ST in 2002. ST is a market leader in fly ash beneficiation and marketing, replacing certain inputs in the cement and concrete manufacturing processes with an industrial waste stream that would otherwise be landfilled, significantly improving the green attributes of our products.
ST’s proprietary fly ash beneficiation process is a proven technology that produces fly ash, an almost-zero CO2 specification grade SCM, that can be used as an additive in novel blended cements or as a partial replacement for cement in ready-mix concrete. Fly ash is the by-product of coal combustion for the generation of electricity from power plants. Since all of the CO2 emitted during the electricity generation is accounted for at the power plant, the fly ash produced does not result in any independent CO2 separate from the coal combustion. ST’s proprietary technology uses an electrostatic process to remove any excess unburnt carbon in the fly ash, making it usable for concrete production. This process results in zero direct CO2 emissions because it does not involve any fuel combustion. However, in certain cases where power plants utilize ammonia for their environmental controls, the resulting fly ash requires further processing with a proprietary ammonia removal process also developed by ST. This process requires combustion of natural gas which emits low amounts of CO2; thus, the “almost-zero CO2” footprint of this material. Similarly, if the source of fly ash is from landfill and pond impoundments, it will require drying through combustion of fuels (usually natural gas) prior to electrostatic processing, which results in low amounts of CO2 emissions. Overall, when compared to cement, the resulting CO2 footprint of processed fly ash is significantly lower and helps improve the overall carbon footprint of concrete when used as a cement substitute.
Complementing the proprietary fly ash beneficiation technology are other processes ST has developed for the re-burn and reuse of unburned coal. Electrostatic separation of unburnt carbon from the processed fly ash results in the production of a higher-carbon content material trademarked as EcoThermTM. This material can be returned to the utility for reburn, substituting part of the coal used for electricity generation or used as an additive for clinker production, replacing a small portion of raw materials and fuel needed for this process. In addition to ST’s processed ash facilities, we have additional locations under contract with electric utilities for the sale and marketing of other lower carbon, concrete-grade fly ash in Florida, Maryland, Pennsylvania, Indiana, Ohio and West Virginia.
Additionally, the ST technology has been adapted to produce specification-grade SCM from fly ash that has been disposed of in landfill and pond impoundments. The deployment of the ST technology in the reclamation of ash landfills will be driven not only by those cement companies seeking to develop long-term reserves of SCMs to achieve their decarbonization goals, but also by electric utilities seeking to remediate these ash impoundments to comply with regulatory or stakeholder pressure. This push by electric utilities to remediate ash disposal impoundments is a growing trend driven by recently promulgated U.S. EPA coal combustion residual rules, state-level mandates and shareholder and non-governmental organization pressure.
The development of projects using ST’s proprietary technology with third parties is led by the STET segment. Titan America LLC has divested the STET segment in a sale for cash to Titan Cement Netherlands B.V., a wholly-owned subsidiary of Titan Cement International in January 2025. The STET segment is immaterial to the results of operations, financial position and cash flows of the Company. Prior to the divestiture, the intellectual property associated with the proprietary technology that resided within ST was transferred from ST to ST Equipment & Technology LLC, a legal entity within the STET segment. ST continues to operate fly ash

__________________________________________________________________________________________________________

processing plants and market fly ash and continues to pursue growth opportunities. Where either legacy operations or new growth opportunities are required, ST will enter into agreements with ST Equipment & Technology LLC (or successor) to license and use the proprietary technology and these agreements may include ST paying lump sum payments for the purchase of the proprietary equipment as well as ongoing fees for licensing and technical support.
Seasonality
The building materials we supply directly support the construction industry, which is seasonally impacted in some states, including those in the Mid-Atlantic business unit. Therefore, we generally record lower revenues and operating profits in the Mid-Atlantic region during the first and fourth quarters when adverse weather conditions may be present in the northern parts of the territory. In contrast, sales and profitability are higher during the second and third quarters, as favorable weather conditions support construction activity. Hence, any seasonal changes and other weather-related conditions, in particular extended rainy and cold weather in the spring and fall and major weather events, such as hurricanes, tornadoes, tropical storms and heavy snows, can lead to a decline in both the use of our products and demand for our services.
The Carolinas and Florida are less seasonally impacted, with the corresponding construction season being more balanced across the year, but are susceptible to the impacts of hurricanes. This can intermittently affect third and fourth-quarter sales depending on the hurricane season intensity.
Raw Materials and Suppliers
We use various raw materials in manufacturing our products, sourced from a diverse supplier base. The raw materials used include sand/aggregates, bauxite, fly ash, iron slag, gypsum, pozzolans, packaging (paper bags, shrink wrap) and chemicals (grinding aids, concrete admixtures). Other key inputs include kiln fuels (including natural gas, coal and alternative fuels), refractories, grinding media, spare and replacement parts for process and handling equipment, diesel fuel and electricity.
We source these raw materials from a broad range of key suppliers, both in the United States and overseas, with multiple options for key raw materials. We maintain strong relationships with our key suppliers both contractually and operationally, and we have a long history of sourcing these materials. These strong supplier relationships, along with our multiple sourcing options, assist in negotiating favorable sourcing terms, including product availability, payment terms and pricing. We enter into supply agreements with suppliers as appropriate to define and manage specifications/quality and scope of work, commercial terms, service levels, supply security and risk mitigation, warranties and claims and dispute resolution mechanisms. We actively monitor our supply agreements and relationships to optimize cost and performance, mitigate supply risk and strengthen our supply chain where possible.
Our top 20% of suppliers (with a spend of over $1 million) make up approximately one-third of our total spending as of December 31, 2024. Moving forward, we aim to maintain a diverse base of suppliers and do not expect the concentrations to materially change.
We have maintained a stable and long-standing relationship with most of our key suppliers, including our top 20% of suppliers who make up roughly a third of our external purchases, excluding intercompany purchases. Since 2021, we have been purchasing products or services from these suppliers on a consistent basis, in most cases, for several years prior as well. In addition, we have not had any significant supply or service disruptions from these suppliers since 2021.
Marketing Channels
Our customer base includes a diverse range of clients within the construction and building materials sector. This typically encompasses:
1.Construction companies: Large and small construction companies, contractors and builders that use cement for applications within the residential, non-residential and infrastructure construction end markets.
2.Ready-Mix concrete producers: Companies that require bulk cement and aggregates for mixing with other materials for concrete production.
3.Public sector: Government agencies involved in infrastructure construction projects, including roads, bridges and public buildings.

__________________________________________________________________________________________________________

4.Industrial clients: Businesses that require cement and aggregates for manufacturing processes or specific applications, such as precast concrete products.
We focus on providing high-quality products and services to meet the needs of our customer base, often emphasizing sustainability and innovation in our offerings.
We (through our subsidiary companies) issue quotes and/or otherwise enter into sales agreements with our customers in the ordinary course of business, each of which include terms and conditions that govern delivery and payment of the products we sell. These agreements generally provide a limited warranty related to each of the products we sell that the materials sold will meet or exceed in all material respects applicable ASTM/ACI standards when tested in accordance with such standards.
We reach out to these customers through a variety of different channels including through direct sales teams in each region that manage current customers in a geographic area and seek out prospective customers. Inside customer service and sales support teams manage the order taking process and work closely with the sales teams. We market our products for end use applications through a combination of direct and indirect methods including trade organizations. Business leads are derived from different publications as well as online platforms and subscription services. Credit review and management is a centralized function that supports the sales teams. We do not sell any products on an installment or consignment basis. Technical service teams support the sales teams and customers proactively to manage specifications, project requirements, and any trouble shooting that may arise as part of our full service solution provider approach.
Intellectual Property
Our intellectual property and proprietary rights are valuable assets that are important to our business. In our efforts to safeguard our copyrights, trade secrets, trademarks and other intellectual property rights worldwide, we rely on a combination of federal, state, common law and international rights in the jurisdictions in which we operate.
As of December 31, 2024, we have been issued 30 trademark registrations providing protection for our family of brands as they relate to our various product lines, as well as 47 patents, covering novel technological developments in fields of electrostatic separation and associated separator systems, and beneficiation processes, as well an invention which meters waters in concrete production.
We also rely on non-disclosure agreements, invention assignment agreements, intellectual property assignment agreements, or license agreements with employees, independent contractors, consumers, software providers and other third parties, which protect and limit access to and use of our proprietary intellectual property.
Though we rely, in part, upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees, as well as the functionality and frequent enhancements to our platform, are larger contributors to our success in the marketplace.
Governmental Regulations
Our U.S. operations are subject to extensive EHS laws and regulations in the jurisdictions in which we operate. These regulations cover among other things, land use, permitting, remediation, mine reclamation, operation and closure of landfills, air emissions, the generation, transportation and disposal of solid waste and hazardous substances, contamination, water quality, wastewater discharge, and other environmental considerations, as well as mine safety and occupational and community health and safety. Environmental laws and regulations may require us to install pollution control equipment at our facilities, clean up spills and other contamination and correct environmental hazards, including payment of all or part of the cost to remediate sites where our past activities, or the activities of other parties, caused environmental contamination. Liability may also arise through the acquisition or ownership or operation of properties and businesses, especially properties or operations where hazardous materials were used historically. We work to ensure our material handling practices meet industry standards and legal requirements, ensuring employee safety from hazardous materials.
Additionally, our operations require numerous governmental environmental, mining and/or other approvals and permits. Environmental operating permits are subject to modification, renewal and revocation and can require us to make capital, maintenance and operational expenditures to comply with the applicable requirements. We operate our facilities subject to permits and licenses governing, among other things, the discharge of pollutants into air and water and the generation, transportation and disposal of solid

__________________________________________________________________________________________________________

waste and hazardous substances, obtained from federal, state and local authorities in the jurisdictions where such facilities are located. For example, our Roanoke Plant operates under various permits issued by the USACE, the Commonwealth of Virginia, and Botetourt County, VA. Our Pennsuco plant operates under permits issued by the USACE, the State of Florida and Miami-Dade County, FL. We work to ensure we remain in substantial compliance with the permitting requirements that are material to the operation of our business.
Our U.S. operations must comply with federal climate laws and regulations. The EPA’s regulations target GHG emissions from industrial sources identified by the EPA as large GHG emission sources, including cement manufacturing. Since December 29, 2009, the EPA’s Mandatory Reporting of GHGs Rule requires certain industrial sectors exceeding certain emission thresholds to report their GHG emissions annually. In 2010, the EPA set GHG thresholds for the New Source Review PSD and Title V Operating Permit programs for facilities with emissions above certain thresholds. Cement plants must obtain these permits if they exceed the limits, and new major sources or significant modifications at major sources must secure pre-construction permits that include pollution limits based on BACT. Applying for, complying with, reporting under, renewing and maintaining these permits can involve significant costs and delays. Future GHG regulations could materially impact U.S. operations and the cement industry’s financial condition.
Mining Summary Disclosure
We mine limestone, dolostone, shale and natural sand and other materials used for cement production and aggregates. These products are used to support our cement plants and to produce blended aggregates utilized as general aggregates, ready-mix concrete and as masonry sands. We currently own and operate mining operations in Medley, Florida (“Pennsuco”), Troutville, Virginia (“Roanoke”), New Castle, Virginia (“Castle Sands”), Waverly, Virginia (“Heard Sand”), Branchville, Virginia (“Branchville Sand”), Clermont, Florida (“Center Sand Mine”), Estero, Florida (“Corkscrew Mine”) and Stuarts Draft, Virginia (“DM Conner”). We own the mining resources in Castle Hayne, North Carolina (“Castle Hayne”) which is currently operated by Martin Marietta Materials, Inc. All of our properties are permitted for mining under current regulatory requirements. We consider the Pennsuco and Roanoke properties to be our only material mining properties as defined by Regulation S-K Subpart 1300.
The location of all mining properties are provided in the figures below:

FL Mining
Operations
Center
Sand Mine
Corkscrew
Mine
Pennsuco
Quarry

__________________________________________________________________________________________________________

Mid-Atlantic Mining Operations

Pennsylvania
New Jersey
Indiana
Ohio
Maryland
West Virginia
DM Conner Sand & Gravel
Heard Sand
Castle Sands
Virginia
Roanoke Cement
Branchville Sand
North Carolina
Castle Hayne
South Carolina

__________________________________________________________________________________________________________

Annual Production
ANNUAL PRODUCTION FOR THE PAST THREE YEARS
(tons per year)

Product	2024	2023	2022
Limestone
Pennsuco	10,654,920	9,543,088	10,048,834
Roanoke	1,619,184	1,521,050	1,466,415
Castle Sands	—	—	—
Heard Sand	—	—	—
Branchville Sand	—	—	—
Center Sand Mine	—	—	—
Corkscrew Mine	923,558	399,299	823,364
Castle Hayne	652,256	326,002	429,159

Total	13,849,918	11,789,439	12,767,772
Dolostone
Pennsuco	—	—	—
Roanoke	95,936	42,615	20,708
Castle Sands	—	—	—
Heard Sand	—	—	—
Branchville Sand	—	—	—
Center Sand Mine	—	—	—
Corkscrew Mine	—	—	—
Castle Hayne	—	—	—

Total	95,936	42,615	20,708
Shale
Pennsuco	—	—	—
Roanoke	423,504	403,723	402,171
Castle Sands	—	—	—
Heard Sand	—	—	—
Branchville Sand	—	—	—
Center Sand Mine	—	—	—
Corkscrew Mine	—	—	—
Castle Hayne	—	—	—
Total	423,504	403,723	402,171
Natural Sand
Pennsuco	—	—	—
Roanoke	—	—	—
Castle Sands	219,887	331,860	323,792
Heard Sand	368,058	477,827	168,559
Branchville Sand	400,422	286,450	223,261
Center Sand Mine	316,303	319,057	374,134
Corkscrew Mine	—	—	—
Castle Hayne	—	—	—
Total	1,304,670	1,415,194	1,089,746
Other
Pennsuco	—	—	—
Roanoke	11,874	46,038	26,166
Castle Sands	—	—	—
Heard Sand	—	—	—
Branchville Sand	—	—	—
Center Sand Mine	—	—	—
Corkscrew Mine	—	—	—
Castle Hayne	—	—	—
Total	11,874	46,038	26,166

__________________________________________________________________________________________________________

We acquired DM Conner on October 20, 2024 from D.M. Conner, Inc. DM Conner has historically produced an immaterial amount of sand and gravel and we are now developing the site. Because of the date of the acquisition, historical production at the DM Conner site was not produced by us, and DM Conner’s production is not included in our historical annual production for the past three years.
Surface open pit mining methods are utilized at all of our quarry locations. We own our Pennsuco, Roanoke, Castle Hayne and DM Conner mining properties and lease our Castle Sands, Branchville Sand, Center Sand, Corkscrew Mine and mining properties. We own a portion of the Heard Sands property but lease the actively mined portion. We operate all of our mining properties except for Castle Hayne, which is currently operated by Martin Marietta Materials, Inc. Our reserves and resources are on properties that are permitted, or are expected to be permitted, for mining under current regulatory requirements.
Although we are actively mining aggregates at all of our properties, we have reported Reserves only for the material properties, Pennsuco and Roanoke, as no Resources or Reserves have been estimated by a Qualified Person for our other properties. Therefore, in accordance with Regulation S-K Subpart 1300, Pennsuco and Roanoke properties on “production stage” and the other properties are deemed to be at “exploration stage.” We periodically perform sub-surface exploration at most of our sites through drilling methods, and we expect to engage a qualified person to estimate mineral reserves or resources at our other properties in the future.
Resources and Reserves
The following tables summarize our Reserves and Resources as of December 31, 2024 for Roanoke and December 31, 2024 for Pennsuco. The sole purpose of the operational and related financial data presented is to demonstrate the economic feasibility of the Reserves for the purpose of reporting in accordance with subpart 1300 of Regulation S-K, and should not be used for other purposes. The information presented originates from comprehensive techno-economic modeling, which is subject to change as assumptions and inputs are updated, and as a result, does not guarantee future operational or financial performance. As this is the first time that Reserves and Resources have been estimated for Pennsuco and Roanoke by a Qualified Person, there are not mineral reserve or mineral resource information for prior dates. Our Reserves and Resources are on properties that are permitted, or are expected to be permitted, for mining under current regulatory requirements. We have not estimated resources and reserves for any property other than Pennsuco and Roanoke. As there have been no material changes to the reported reserves and resources from the last technical report summary filed for each of these properties, no new technical report summary is being filed.

December 31, 2024-RESOURCES(1)

	Measured Resources				Indicated Resources				Measured + Indicated Resources				Inferred Resources
	Amount	%SiO2	%CaO	%Al2O3	Amount	%SiO2	%CaO	%Al2O3	Amount	%SiO2	%CaO	%Al2O3	Amount	%SiO2	%CaO	%Al2O3
Limestone
Pennsuco(2)	27,235	24.7	38.3	—	20,081	15.2	45.4	—	47,316	20.67	41.31	—	—	—	—	—
Roanoke(3)	84,000	8.9	47.7	1.8	—	—	—	—	84,000	8.9	47.7	1.8	—	—	—	—
Total	111,235	12.8	45.4	1.8	20,081	15.2	45.4	—	131,316	13.14	45.4	1.8	—	—	—	—
Dolostone
Pennsuco(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Roanoke(3)	28,100	11.0	33.0	1.6	190	12.9	31.2	1.4	28,290	11.0	33.0	1.6	96	15.6	31.0	1.3
Total	28,100	11.0	33.0	1.6	190	12.9	31.2	1.4	28,290	11.0	33.0	1.6	96	15.6	31.0	1.3

__________________________________________________________________________________________________________

December 31, 2024-RESERVES(1)

	Proven Reserves				Probable Reserves				Total Reserves
	Amount	%SiO2	%CaO	%Al2O3	Amount	%SiO2	%CaO	%Al2O3	Amount	%SiO2	%CaO	%Al2O3
Limestone
Pennsuco(2)	232,058	13.71	46.4	—	193,180	18.29	43.6	—	425,238	15.75	45.15	—
Roanoke(3)	35,038	7.8	48.5	1.7	4,100	7.6	47.9	1.2	39,138	7.78	48.54	1.65
Total	267,096	12.95	48.5	1.7	197,280	18.07	47.9	1.2	464,376	15.08	48.54	1.65
Dolostone
Pennsuco(2)	—	—	—	—	—	—	—	—	—	—	—	—
Roanoke(3)	3,191	15.8	31.4	1.4	68	18.3	30.8	1.16	3,259	15.85	1.42	31.39
Total	3,191	15.8	31.4	1.4	68	18.3	30.8	1.16	3,259	15.85	1.42	31.39
Shale
Pennsuco(2)	—	—	—	—	—	—	—	—	—	—	—	—
Roanoke(3)	11,758	19.7	38.7	4.4	—	—	—	—	11,758	19.7	38.7	4.4
Total	11,758	19.7	38.7	4.4	—	—	—	—	11,758	19.7	38.7	4.4
(1)Mineral Resources are exclusive of Reserves. Resources and Reserves are estimated as of December 31, 2024. Tons are rounded to the nearest 1,000’s.
(2)For Pennsuco, price assumptions used for resource and reserve estimations are $136.00 per ton of cement and $21.00 per ton of blended aggregates. These prices were selected by the Qualified Person. Cement prices are based on figures from the USGS and aggregates prices are based on the average selling price for products at the site. There was no cutoff grade used for the Resource estimate, as nearly all material from the quarries can be used. The point of reference for our Reserve and Resource estimates was the limestone surge pile at the plant area. A recovery factor of 95% is utilized to convert in-situ volumetrics to recoverable resources and reserves and a process recovery of nearly 100% for the cement plant and 75% for the aggregates plant.
(3)For Roanoke, price assumptions used for Resource and Reserve estimations are $136.00 per ton of cement. This price was selected by the Qualified Person and is based on figures from the USGS. There was no cutoff grade used for the Resource and Reserve estimate as nearly all carbonate material from the quarries can be used. The point of reference for our Reserve estimates was the raw material stack, located after the primary crusher. A recovery factor of 95% is utilized to convert in-situ volumetrics to recoverable resources and reserves and a process recovery of nearly 100% for the cement plant.
Individual Property Disclosure
Pennsuco
Pennsuco is in Miami-Dade County, Florida and is positioned approximately 14 miles northwest of the city center of Miami. The site is comprised of 68 separate property tracts, all of which are owned by Titan America or through its subsidiary companies. In total the property encompasses 6,465 acres. The Pennsuco mine is located at coordinates 25°52’37” N and 80°22’27” W. The net book value of the Pennsuco mine, inclusive of mining and beneficiary equipment located in Medley, Florida as well as relevant mining tenements, as of December 31, 2024 was $347 million.
The property is bisected by the Florida Turnpike. The area west of the Turnpike is the area of the mining activity and the area to the east is the location of the aggregate plant, cement facility, ready-mixed concrete plant, and the concrete block plant, plus support facilities.
Pennsuco’s mining operations produce limestone by using draglines for the execution of the virgin reserves. For the lower portion of the reserves that draglines are unable to recover, the dredge mining method will be used. We currently expect to begin dredge mining in 2028. Limestone reserves are estimated across eleven pits. The primary crushing is now completed on-site at the Pennsuco quarry, thereby reducing traditional haul distances and minimizing mobile equipment required in favor of an extensive 3.5-mile electrified overland conveyor system connecting the mining operations with the cement and aggregate plants.

__________________________________________________________________________________________________________

Our cement plant has a production capacity of 2.4 million tons and a cement storage capacity of approximately 72,000 tons across 12 silos. Additionally, the plant offers approximately 67,350 tons of clinker storage capacity across 10 silos. For additional information on our cement plant, see “Item 4.A. History and Development of the Company.”
Our aggregate plant is adjacent to our cement plant and its capacity is approximately 7 million tons per annum. The processing plant receives run-of-mine aggregates and produces both finished and fractionated products for blending rail shipments or special orders. The aggregate loadout includes truck and rail loading with a rail-loading capacity of 97 railcars per day and the ability to store more than 200 railcars on site. The Pennsuco rail yard is served by the FEC railroad, providing access to the network of terminals and aggregate distribution yards along the FEC. For additional information on our aggregate plant, see “Item 4.A. History and Development of the Company.”

__________________________________________________________________________________________________________

Mining Rights for Pennsuco
All Pennsuco mining rights are fully owned by deed by subsidiaries of Titan America SA.
Location of Pennsuco operations

595
75
95
27
441
41
1
838
842
818
823
822
820
817
824
91
860
826
915
916
932
953
934
821
9
7
944
907
836
968
997
976
985
973
986
874
BROWARD COUNTY
MIAMI-DADE COUNTY
Project Boundary
Railroads
Electric Power Transmission Lines
Natural Gas Pipelines
Interstate
US Highway
State Highway
US Counties
State Boundaries
2890000
2880000
2870000
2860000
2850000
2840000
2830000
540000
550000
560000
570000
580000
590000
Esri, TomTom, Garmin, FAO, NOAA, USGS, EPA, USFWS, Earthstar Geographics, Esri, TomTom, Garmin, FAO, NOAA, USGS, EPA, Esri, USGS
NAD 1983 UTM Zone 17N
0
5
Miles

PEQU24002 8/12/2024

Infrastructure
The main entrance roads for the facility and throughout the cement, ready mix, and concrete block operations are two-lane, paved roads. The roads around the plants, paved and unpaved, are two-way and approximately 30 feet wide, allowing standard commercial and personal vehicle traffic.

__________________________________________________________________________________________________________

Natural gas service to the site was established in 2019-2020. A new regulation station at NE Hialeah Gate Station was built at the Florida Gas Transmission take-off point. The service distribution pipeline provides resilient service to the facility. The system was designed and tested to serve the cement plant’s full load (100% natural gas firing). All Titan-owned natural gas equipment was installed in 2020.
The site has rail access to the FEC Railway, which runs between Miami and Jacksonville. The rail yard at the site accommodates more than 200 rail cars, comprised of 21,000 feet of rail tracks and switches.
Florida Power and Light (FPL) provides electric service to the site from the 165 MW capacity Pennsuco Substation. This substation supplies transmission-level voltage (230kV) to the Titan America-owned, 40 MW substation. In a transmission fault, the substation breakers trip, isolating the system, and our electrical feed is then transferred from other transmission sources within North and South Miami-Dade County. The Titan America-owned substation supplies power to the cement, aggregate, and quarry operations. This substation has three step-down transformers (from 230 kV to two units for 13.8 kV and one for 4.16 kV). The emergency power supply is delivered to the Titan America-owned substation. The four generators (4160 V, 1650 kW, 286 A each) can support critical loads and lighting services during a primary utility failure.
Natural gas is the primary fuel consumed by the cement operation; however, three alternative fuels are available for consumption: Tire-Derived Fuel, Processed Engineered Fuel, and recycled-used oils for use in the cement plant kiln and preheat system.
Two main fuel storage areas are on site, the main fuel farm and the quarry fuel tank. The main fuel farm contains two 10,000-gallon diesel tanks and one 2,000-gallon gasoline tank. The quarry fuel tank is a double-walled 10,000-gallon diesel tank. There are five backup generators with self-contained fuel tanks to provide electricity to operating equipment during power failures.
History
The site has been in operation as a cement production and aggregate facility since 1962 beginning with Maule Industries. It was obtained by Lone Star Florida Cement Inc. in 1978, Tarmac America Inc. in 1988, Tarmac Florida Inc. in 2000 and Titan Florida LLC in 2004.
Summary of Resources and Reserves
Pennsuco Summary of Mineral Resources as of December 31, 2024 (1) (2) (3)

		Mineral Assemblage (% of materials)
Resource Category	Limestone (thousand tons)	Grades/qualities (%SiO2)	Grades/qualities (%CaO)
Measured	27,235	24.7	38.30
Indicated	20,081	15.2	45.40
Measured + Indicated	47,316	20.7	41.40
Inferred	—	—	—

Total Mineral Resources	47,316	20.7	41.40

(1)There was no cutoff grade used for the resource estimate.
(2)Price assumptions used for resource and reserve estimations are $136.00 per ton of cement and $21.00 per ton of blended aggregates
(3)There is no net difference in mineral resources as of December 31, 2024 as compared to when mineral resources were first estimated as of May 24, 2024.

__________________________________________________________________________________________________________

Pennsuco Summary of Mineral Reserves as of December 31, 2024 (1) (2) (3)

		Mineral Assemblage (% of materials)
Reserve Category	Limestone (thousand tons)	Grades/qualities (%SiO2)	Grades/qualities (%CaO)
Proven	232,058	13.7	46.4
Probable	193,180	18.3	43.6

Total Mineral Reserves	425,238	15.8	45.1

(1)Mineral resources are exclusive of reserves. Price assumptions used for resource and reserve estimation are $136.00 per ton of cement and $21.00 per ton of blended aggregates.
(2)A recovery factor of 95% is utilized to convert in-situ volumetrics to recoverable resources and reserves.
(3)The net difference in proven limestone reserves as of December 31, 2024 as compared to when mineral reserves were first estimated as of May 24, 2024 was 4% as a result of depletion.
The expected life of mine for Pennsuco quarries is 57 years.
As there have been no material changes to the reported reserves and resources from the last technical report summary filed for this property, no new technical report summary is being filed.
Condition of Property
The Pennsuco property spans multiple land sections and platted subdivisions and is bisected by the Florida Turnpike with the mining activity occurring west of the turnpike in unincorporated Miami-Dade County and the cement and aggregates processing plants located on the east side of the turnpike in the Town of Medley, Miami-Dade County.
Mining operations are located over the Biscayne Aquifer and the Northwest Wellfield Protection Areas. Due to the proximity to these areas, there are restricted uses to protect the drinking water supply. Allowable land uses within the Northwest Wellfield include limestone quarrying, rock crushing, and aggregate plants, but not concrete batch plants. Fuels and lubricants are allowed to be used in the rock mining operation. However, a variance from the Environmental Quality Control Board would be needed for the use of hazardous materials other than fuels and lubricants and for generating hazardous and liquid wastes. In addition to these restrictions, there are several Miami-Dade County reservations and setbacks associated with canals and levees on or near the property and two high-voltage electricity transmission lines cross the mining area from north to south. These power lines are located on either Titan America property with an easement to Florida Power or on Florida Power-owned property. There are rights-of-way access points across this power line assessment of title commitments rendered no risks or encumbrances that preclude the proposed activity on the site.
Numerous drilling campaigns have been completed at the site. For additional information, see Exhibit 96.1 “Technical Report Summary on the Pennsuco operations” of our Registration Statement.
Roanoke
The Roanoke site is in Botetourt County, Virginia. The nearest major city is Roanoke, Virginia, 13.5 miles south from the site. The site is the accumulation of 24 tax parcels totaling approximately 2,567 acres controlled by Titan America. The Roanoke mine is located at coordinates 37°27’43” N, 79°59’42” W. The net book value of the Roanoke mine, inclusive of mining and beneficiary equipment located in Botetourt County, Virginia as well as relevant mining tenements, as of December 31, 2024 was $103 million.
The mining rights for Roanoke are shown in the table and figure below.
The mining operations at Roanoke consist of the Catawba Farm quarry, where we produce limestone and dolostone, and the Lone Star East quarry, where we produce limestone and dolostone. All mineral extraction is used for cement production; materials from the two active quarries are blended based on their chemical composition.

__________________________________________________________________________________________________________

Our cement plant has a production capacity of 1.5 million tons and a cement storage capacity of approximately 90,000 tons across 38 silos. Additionally, the plant offers approximately 50,000 tons of clinker storage capacity across three silos. For additional information on our cement plant, see “Item 4.A. History and Development of the Company.”
Mining Rights for Roanoke
All Roanoke mining rights are fully owned by deed by subsidiaries of Titan America SA.
Location of Roanoke operations

PA
OH
MD
WV
Richmond
KY
Roanoke
Virginia
Norfolk
TN
NC
600
BOTETOURT COUNTY
4150000
4148000
4146000
4144000
588000
590000
Property Boundary
Parcels
Local Road
Counties
Earthstar Geographics
NAD 1983 2011 StatePlane Florida East FIPS 0901 Ft US
TARO24001 8/14/2024
0
2,000
Feet

Infrastructure
The site has over 16,000 feet of rail track, which is serviced by Norfolk Southern. The rail infrastructure allows for both inbound and outbound transportation of supplies and cement products.
Roanoke Gas Company (“RGC”) is the public natural gas utility that services the site. RGC’s distribution system is fed by Columbia Gas Transmission (interstate gas producer) at a gate station in Eagle Rock, VA., at a design flowrate of five hundred dekatherms per hour. The site also includes redundant runs of piping and equipment in the case of maintenance or a malfunction.

__________________________________________________________________________________________________________

Electrical power is provided to the site by Appalachian Power Company. Two 138 kV circuits, running in a redundant loop, feed the site. The 138 kV circuits terminate at the Lone Star – Mount Union 69 kV substation.
The quarry has a 20,000-gallon diesel fuel tank for its mobile equipment located near the equipment ready line. In addition, close to the maintenance shop, there is one 1,000-gallon diesel tank and one 1,000-gallon gasoline tank.
The potable water system consists of a drilled well, a 25,000-gallon steel storage tank. The 125-foot well has a 6-inch casing grouted to a depth of 56 feet. A submersible pump powered by a 3-hp electric motor discharges water from the well to the storage tank through a 4-inch line.
The kiln and calciner consume alternative fuels which include shredded tires, wood chips and sawdust. The site system includes a receiving hopper, a silo for storage and a network of screw conveyors that transport the material has storage in the silo for shredded tires or wood chips.
History
The site has been in operation as a cement production and aggregate facility since 1951 beginning with Lone Star Cement Corporation. It was obtained by Roanoke Cement Company in the 1960s and Titan America purchased a controlling interest in Roanoke Cement Company in 1992. In 2000, Titan America assumed full ownership of Roanoke Cement Company.
Summary of Resources and Reserves
Roanoke Summary of Mineral Resources as of December 31, 2024(1) (2) (3)

		Mineral Assemblage (% of Minerals)
Resource Category	Material (thousand tons)	Grades/ qualities (%SiO2)	Grades/ qualities (%Al2O3)	Grades/ qualities (%CaO)
Limestone
Measured	84,000	8.9	1.8	47.7
Indicated	—	—	—	0.0
Measured + Indicated	84,000	8.9	1.8	47.7
Inferred	—	—	—	0.0
Total	84,000	8.9	1.8	47.7
Dolostone
Measured	28,100	11.0	1.6	33.0
Indicated	190	12.9	1.4	31.2
Measured + Indicated	28,290	11.0	1.6	33.0
Inferred	96	15.6	1.3	31.0
Total	28,386	11.0	1.6	33.0

(1)There was no cutoff grade used for the resource estimate.
(2)Mineral Resources are exclusive of mineral Reserves. Price assumptions used for resource estimations are $136.00 per ton of cement.
(3)There is no net difference in mineral resources as of December 31, 2024 as compared to when mineral resources were first estimated as of May 1, 2024.

__________________________________________________________________________________________________________

Roanoke Summary of Mineral Reserves as of December 31, 2024(1) (2) (3)

		Mineral Assemblage (% of Minerals)
Quarry/Reserve Category	Material (thousand tons)	Grades/ qualities (%SiO2)	Grades/ qualities (%Al2O3)	Grades/ qualities (%CaO)
Catawba Farm Quarry Limestone
Proven	23,000	8.91	1.92	48.0
Probable
Total:	23,000	8.91	1.92	48.0

Catawba Farm Quarry Dolostone
Proven	1,600	18.30	1.16	30.8
Probable	68	18.30	1.16	30.8
Total:	1,668	18.30	1.16	30.8

Lone Star East Quarry Limestone
Proven	12,038	5.70	1.30	49.4
Probable	4,100	7.60	1.20	47.9
Total:	16,138	6.16	1.28	49.0

Lone Star East Quarry Dolostone
Proven	1,591	13.30	1.70	32.0
Probable
Total:	1,591	13.30	1.70	32.0

High Grade Shale Quarry
Proven	11,758	19.70	4.40	38.7
Probable
Total:	11,758	19.70	4.40	38.7

(1)     Mineral Resources are exclusive of Reserves. Price assumptions used for Resource and Reserve estimations are $136.00 per ton of cement. Mineral prices used in Reserve estimation are substantially in line with the prices for each of our products published quarterly by third-party industry consultancies.
(2)    A recovery factor of 95% is utilized to convert in-situ volumetrics to recoverable resources and reserves.
(3)    The net difference in proven reserves as of December 31, 2024 as compared to when mineral reserves were first estimated as of May 1, 2024 was 7% for Lone Star East Quarry Limestone, 1% for Lone Star East Quarry Dolostone, and 2% for High Grade Shale, all as a result of depletion.

The expected life of mine for Roanoke quarries is 27 years.
As there have been no material changes to the reported reserves and resources from the last technical report summary filed for this property, no new technical report summary is being filed.
Condition of Property
The site is in Botetourt County, Virginia, approximately 13 miles from Roanoke. The site is the accumulation of 24 tax parcels totaling approximately 2,567 acres. Property ownership is under the control of Titan America or its subsidiaries.
There are several encumbrances located on the property. These encumbrances include: a high-voltage electricity transmission line owned by American Electric Power (AEP) that crosses the Catawba Farm proposed quarry, a conservation easement to the Blue Ridge Land Conservancy, Andy Layne Trail, which joins the Appalachian Trail, Virginia Route 779 (Catawba Road) will need to be

__________________________________________________________________________________________________________

relocated in the future for the extension of the Catawba Farm Quarry, and two cement kiln dust (CKD) landfills are located on the site. Assessment of title commitments rendered no risks or encumbrances that preclude the proposed activity on the site.
Numerous drilling campaigns have been completed at the site. For additional information, see Exhibit 96.2 “Technical Report Summary on the Roanoke operations” of our Registration Statement.
Internal Controls Disclosure
The analysis of our reserves and resources has been developed by Continental Placer, designated as our “qualified person” in collaboration with our personnel. Our management teams periodically review our reserves and resources by performing sub-surface exploration as part of our mine planning process. The modeling and analysis of our reserves and resources has been developed by the QP, experienced consultants and our personnel and reviewed by several levels of internal management. The development of such reserves and resources estimates, including related assumptions, was a collaborative effort between us and Continental Placer. This section summarizes the internal control considerations for our development of estimations, including assumptions, used in reserve and resource analysis and modeling.
When determining reserves and resources, as well as the differences between reserves and resources, the team developed specific criteria, each of which must be met to qualify as a reserve or resource, respectively. These criteria, such as demonstration of economic viability, legal right to mine and material quality, are specific and attainable. Continental Placer and our management agree on the reasonableness of the criteria for the purposes of estimating reserves and resources. Estimations using these criteria are either performed or reviewed and validated by Continental Placer.
Estimations and assumptions were developed independently for each material property. All estimates require a combination of historical data, key assumptions, parameters, subsurface exploration and material testing. Each site has developed quality control and quality assurance (“QC/QA”) procedures, which were reviewed by Continental Placer, to ensure the process for developing mineral resource and reserve estimates were sufficiently accurate. QC/QA procedures include independent checks (duplicates) on samples by third party laboratories, duplicate sampling and duplicate drilling, among other procedures. In addition, Continental Placer reviewed the consistency of historical production at each site as part of their analysis of the QC/QA procedures. The historical data was reviewed, evaluated and verified before use in developing resource and reserve models. Where possible, information and data from generally accepted industry sources, such as governmental resource agencies, were used to develop these estimations.
While the reserve (proven and probable) and mineral resource (measured, indicated and inferred) classification categories identify relative confidence of estimates, there is an inherent risk associated with such estimates. The risk stems from factors including geological complexity; the interpretation, interpolation and extrapolation of field, exploration, and laboratory data; changes in operating approach; macroeconomic and market conditions and new data, among other factors. The capital, operating and economic analysis estimates rely on a range of assumptions and forecasts that are subject to change. We base estimates on information known at the time of determination and regularly reevaluate the basis of the estimates and estimates themselves whenever new information indicates a material change in resources and/or reserves at any of our sites.

C. Organizational Structure
Titan America is 87% owned by Titan Cement International, the parent company of the Titan group of companies. Founded in 1902 with the establishment of its first cement plant in Elefsina, Greece, the Titan Group of companies (the “Titan Group”) has grown steadily over more than a century, becoming a symbol of industrial development and social responsibility.
Initially recognized as Titan Cement S.A. in 1911 and listed on the Athens Stock Exchange in 1912, the Titan Group made several pioneering decisions early on, such as insuring its workforce against occupational accidents in 1922 and introducing employee bonuses well before they were mandated by law. The Elefsina plant’s refurbishment in 1937 and the introduction of new rotary kilns marked significant advancements in production capacity, positioning Titan Group as a key player in the Greek and global cement markets.
Throughout the mid-20th century, Titan Group continued to expand its operations and product offerings. By the 1950s, exports constituted a substantial portion of its sales, significantly contributing to Greece’s total cement exports. Environmental consciousness also took root early, with the installation of the first environmentally friendly electrostatic filters in Greece. Titan Group

__________________________________________________________________________________________________________

established additional plants across Greece, including facilities in Thessaloniki, Drepano, and Kamari, and continued to innovate by setting up accident prevention committees, launching social programs and investing in vertical integration with mines and ready-mix concrete plants. Entering the new millennium, Titan Group became a founding member of several sustainability and social responsibility initiatives, cementing its commitment to sustainable development and community engagement.
By 2019, Titan Cement International became the parent company, listing on Euronext Brussels, Euronext Paris and the Athens Exchange, signifying a new era of growth and global presence.
Titan Group has been recognized as one of the most sustainable companies in the world, according to a 2024 Time Magazine analysis based on external ESG ratings and selected environmental and society performance indicators and is recognized as one of Europe’s Climate Leaders in the fourth edition of the prestigious list published by the Financial Times. In February 2025, our parent, Titan Cement International, earned an “A-” score from the CDP for both climate change and water security management, reaffirming its leadership status in these critical areas. Titan Cement International has been awarded Leadership Status on climate change by CDP for four consecutive years.
Titan Group has also recently been included in the FTSE Russell Large Cap Index and confirmed as a constituent in the FTSE4Good Index Series, which is designed to measure the performance of companies based on strong ESG commitments.
The Titan Group has built a large body of proprietary knowledge and corporate infrastructure that continue to help drive the growth and performance of our business. The Titan Group has a proud corporate history of approximately 120 years and operates in 15 countries, with world-class reliability and an industry-leading cost structure. From manufacturing expertise to logistical capabilities, customer focus, product engineering and various corporate functions, we have been able to and will continue to be able to utilize Titan Cement International’s broad suite of capabilities to maintain market leadership positions across our geographic footprint.
Set forth below is the organizational chart displaying Titan America’s corporate structure and relationship to Titan Group as of December 31, 2024:

__________________________________________________________________________________________________________

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Titan America.

Legal Name	State or Jurisdiction of Incorporation or Organization	(As of December 31, 2024 )
Titan Atlantic Cement Industrial and Commercial S.A.	Greece	100%
Titan America LLC	Delaware	100%
Essex Cement Company LLC	Delaware	100%
Mechanicsville Concrete LLC	Virginia	100%
Pennsuco Cement Company LLC	Delaware	100%
Roanoke Cement Company LLC	Virginia	100%
S&W Ready-Mix Concrete Company LLC	North Carolina	100%
Separation Technologies LLC	Delaware	100%
ST Equipment & Technology LLC	Delaware	100%
Titan Florida LLC	Delaware	100%
Titan Mid-Atlantic Aggregates LLC	Virginia	100%
Titan Virginia Ready-Mix	Delaware	100%
Trusa Realty LLC	Florida	100%
Titan Florida Holdings LLC	Delaware	100%
Carolinas Cement Company LLC	Delaware	100%
Norfapeake Terminal LLC	Virginia	100%
S&W Ready Mix LLC	South Carolina	100%
Titan Florida Concrete Products LLC	Delaware	100%
Titan Florida Aggregates LLC	Delaware	100%
Titan Florida Cement LLC	Delaware	100%
Metro Redi-Mix LLC	Florida	100%
Miami Valley Ready-Mix Florida LLC	Delaware	100%
Summit Ready-Mix LLC	Florida	100%
Silver Sand Transportation LLC	Delaware	100%
Standard Concrete LLC	Florida	100%
Massey Sand and Rock Co.	California	100%
Daleville Development LLC	Virginia	100%
Nestor Timber Development LLC	Virginia	100%
SEI LLC	North Carolina	100%
DM Conner LLC	Virginia	100%
D. Property, Plant and Equipment
We maintain corporate offices at 5700 Lake Wright Drive, Suite 300, Norfolk, Virginia, with a corporate office for Titan Florida LLC, located at 800 Fairway Drive, Suite 200, Deerfield Beach, Florida. We have additional offices in Roanoke, Virginia and Clinton, North Carolina. Throughout the United States, we operate and maintain sites, including two cement plants, three import terminals, seven active quarries, 82 active ready-mix locations, eight concrete block plants, seven fly ash processing plants, 12 distribution locations, which consist of 10 cement terminals, eight concrete block distribution yards and two concrete block logistical hubs. In addition to the previously mentioned operations, we have locations currently under development or vacant/surplus. Out of our 140 sites, 105 are owned by us and 35 are leased properties. For more information on our mining properties, see “Mining Summary Disclosure” above.

__________________________________________________________________________________________________________

With regard to improving our facilities, we are currently investing in the expansion of our Pennsuco facility and our Roanoke Plant that we expect will increase total cement production capacity by 29% to 4.9 million tons by 2030, compared to our current cement production capacity of 3.8 million tons as of December 31, 2024. This will enable us to capture market growth and grow our business. We have invested $30.4 million already and anticipate further expenditures of $178.4 million, net of any available government grants. This is funded by operating cash and our outstanding borrowing facilities. We started this expansion 2018 and anticipate its completion in 2030.
Item 4A. Unresolved Staff Comments
Not Applicable

Item 5. Operating and Financial Review and Prospects
A. Operating Results
The following discussion and analysis of the financial condition and results of operations of Titan America should be read together with our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with related notes thereto, included elsewhere in this document. The discussion and analysis should also be read together with the sections entitled “Risk Factors.” The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” included elsewhere in this document. Certain total amounts may not sum due to rounding.
Basis of Presentation
Our annual consolidated financial statements included elsewhere in this document are prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IFRS”). The definition of IFRS also encompasses all valid International Accounting Standards, as well as all interpretations of the International Financial Reporting Interpretations Committee, including those formally issued by the Standing Interpretations Committee. These financial statements have been prepared under the historical cost convention, except for certain financial assets and liabilities (including derivative financial instruments) and defined benefit pension plan assets, which are measured at fair value.
Our consolidated financial statements included elsewhere in this document present the historical results of operations, financial position and cash flows of Titan Atlantic and its consolidated subsidiaries, including Titan America LLC and its subsidiaries, prior to our IPO. Historical earnings per share have been retrospectively presented to reflect the capital structure following the contribution of Titan Atlantic Cement Industrial and Commercial S.A.. (“Titan Atlantic”) to Titan America SA. Titan America’s STET segment is included in the Company’s historical operations for the periods presented. The STET segment was divested on January 1, 2025 to Titan Cement Netherlands B.V., a wholly-owned subsidiary of Titan Cement International. For the fiscal year ended December 31, 2024, the STET segment generated external segment revenue of $1.9 million and segment adjusted EBITDA of $(6.1) million. For the fiscal year ended December 31, 2023, the STET segment generated external segment revenue of $2.0 million and segment adjusted EBITDA of $(6.4) million.
All references to “tons” in this Operating and Financial Review and Prospects refer to short-tons, as defined in the relevant context.

__________________________________________________________________________________________________________

Financial Metrics and Financial Highlights
The following table presents a summary of financial metrics for the fiscal years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31
	2024	2023	2022
($ in thousands)
Revenue	$1,634,393	$1,591,601	$1,364,146
Operating income	251,388	225,636	97,042
Net income	166,074	155,244	62,721
Adjusted EBITDA(1)	370,400	328,373	193,097
Net cash provided by operating activities	248,037	227,125	178,374
Free Cash Flow(1)	110,766	108,522	50,365
Return on Average Capital Employed(2)	21.3%	20.7%	9.6%
Total Debt(3)	460,183	409,413	462,093
Net Debt(1)(3)	448,059	387,377	432,252
Ratio of Total Debt to Net Income(3)	2.8 to 1.0	2.6 to 1.0	7.4 to 1.0
Ratio of Net Debt to Adjusted EBITDA(1)(3)	1.2 to 1.0	1.2 to 1.0	2.2 to 1.0

(1)Adjusted EBIDA, Free Cash Flow, Net Debt and Ratio of Net Debt to Adjusted EBITDA are non-IFRS financial measures we use to measure the performance, level of indebtedness and liquidity of our business. For the definition of these measures and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS please see “—Non-IFRS Measures” below.
(2)Capital employed is defined as total stockholders’ equity plus short-term debt, long-term debt, short-term lease liabilities and long-term lease liabilities. Average capital employed is calculated by taking the average of capital employed values at the beginning, mid-point and end of the latest twelve-month period. Return on Average Capital Employed (“ROACE”) is calculated by dividing operating income by average capital employed.
(3)Total Debt, Ratio of Total Debt to Net Income, Net Debt and Ratio of Net Debt to Adjusted EBITDA are balance sheet metrics and are presented as of the last day of each fiscal period.

The principal factors in evaluating our financial condition and operating results for the fiscal year ended December 31, 2024, as compared to the fiscal December 31, 2023, are:
•Revenue increased $42.8 million, or 3%, for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, primarily as a result of increases in product pricing. Despite extreme weather events along the East Coast in the latter half of the year, revenue in both reportable segments grew moderately with our Florida and Mid-Atlantic segment external revenue rising by $27.6 million, or 3%, and $15.3 million, or 2%, respectively, for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023. Ready-mix concrete and concrete block revenues grew strongly, rising by $46.9 million and $13.3 million, respectively, for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023. Fly ash saw moderate revenue growth of $2.1 million for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023. Cement and aggregates revenue declined by $18.0 million and $1.2 million, respectively, for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, primarily resulting from lower external sales volumes.
•Average external sales prices increased by 2% in cement, 9% in aggregates, 5% in ready-mix concrete, 2% in concrete block and 10% in fly ash for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023.
•External sales volumes increased by 2% in ready-mix concrete and 7% in concrete block, declined by 5% in cement and 9% in aggregates, and remained flat in fly ash for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023.
•Operating income increased by $25.8 million, or 11%, for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, as a result of the $42.8 million growth in revenue, which more than offset the rises in general

__________________________________________________________________________________________________________

and administrative expenses of $29.0 million, and selling expenses of $2.6 million for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023.
•Net income increased $10.8 million, or 7%, for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, primarily driven by improvement in operating income, offset by an increase in finance cost of $3.9 million for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, and a higher income tax expense resulting from higher income before income taxes and a 244 basis point increase in our effective tax rate.
•Adjusted EBITDA increased $42.0 million or 13%, for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, as price improvements exceeded the impact of higher labor, distribution, repairs and maintenance and general and administrative expenses.
•Net cash provided by operating activities increased to $248.0 million for the fiscal year ended December 31, 2024, compared to $227.1 million for the fiscal year ended December 31, 2023.
•Free Cash Flow increased to $110.8 million for the fiscal year ended December 31, 2024, compared to $108.5 million for the fiscal year ended December 31, 2023.
•Total Debt increased to $460.2 million and our Ratio of Total Debt to Net Income increased to 2.8 to 1.0 at December 31, 2024 compared to $409.4 million and 2.6 to 1.0 at December 31, 2023.
•Net Debt increased to $448.1 million and our Ratio of Net Debt to Adjusted EBITDA remained flat at 1.2 to 1.0 at December 31, 2024 compared to $387.4 million and 1.2 to 1.0 at December 31, 2023.
Non-IFRS Measures
Adjusted EBITDA
We define Adjusted EBITDA, which is a non-IFRS financial measure we use to measure the performance of our business, as net income before finance cost, net, income tax expense, depreciation, depletion and amortization, further adjusted to remove the impact of additional items such as (gain)/loss on disposal of fixed assets, asset impairment (recovery)/loss, foreign exchange (gain)/loss, net, derivative financial instrument (gain)/loss, net, fair value loss on sale of accounts receivable, net, share-based compensation and other non-recurring items, including certain IPO transaction costs associated with the Company’s recently completed IPO. Net income is the IFRS measure most directly comparable to Adjusted EBITDA.
The table below presents our Adjusted EBITDA reconciled to net income for the periods indicated:

	Year Ended December 31
	2024	2023	2022
($ in thousands)
Net income	$166,074	$155,244	$62,721
Finance cost, net	26,175	22,244	19,078
Income tax expense	57,544	47,134	16,971
Depreciation, depletion and amortization	99,941	91,079	87,728
Loss on disposal of fixed assets	2,411	3,852	1,186
Asset impairment (recovery)/loss	—	(609)	525
Foreign exchange loss/(gain), net	(20,846)	11,981	(19,990)
Derivative financial instrument (gain)/loss, net	22,441	(10,967)	18,534
Fair value loss on sale of accounts receivable, net	4,620	6,113	3,041
Share-based compensation	3,841	3,173	2,402
IPO transaction costs(1)	11,816
Other(2)	(3,617)	(871)	901
Adjusted EBITDA	$370,400	$328,373	$193,097

__________________________________________________________________________________________________________

(1)In connection with the Company’s IPO, we have incurred incremental expenses which primarily consist of consulting, legal, and accounting fees that are not indicative of our ongoing costs.
(2)Other includes, but is not limited to, the impacts on provisions for long-term environmental rehabilitation costs, including provisions for quarry restoration, arising from changes in discount rates, recoveries from insurance claims and other exceptional (gains)/losses.

Free Cash Flow
Free Cash Flow is a non-IFRS financial measure used by management to assess liquidity and quantify the amount of net cash provided by operating activities remaining after deducting the net amount of cash invested to maintain and expand the tangible and intangible assets used to support our business. Free Cash Flow is comprised of net cash provided by operating activities adjusted by net payments for capital expenditures, which includes (i) investments in property, plant and equipment, (ii) investments in identifiable intangible assets and (iii) proceeds from the sale of assets, net of disposition costs.
The IFRS measure most directly comparable to Free Cash Flow is net cash provided by operating activities. Reconciliation of Free Cash Flow to its nearest IFRS measure is presented below:

	Year Ended December 31
	2024	2023	2022
($ in thousands)
Net cash provided by operating activities	$248,037	$227,125	$178,374
Adjusted by:
Investments in property, plant and equipment	(135,421)	(117,144)	(125,374)
Investments in identifiable intangible assets	(1,591)	(1,600)	(2,896)
Proceeds from the sale of assets, net of disposition costs	(259)	141	261
Net Capital Expenditures	(137,271)	(118,603)	(128,009)
Free Cash Flow	$110,766	$108,522	$50,365
Net Debt
Net Debt is a non-IFRS financial measure as it comprises the sum of short and long-term debt and short and long-term lease liabilities less cash and cash equivalents. Net Debt is used by management to assess our operating performance, financial condition and measure the effective level of indebtedness of the Company. Reconciliation of Net Debt to its nearest IFRS measures is presented below:

	Year Ended December 31
	2024	2023
($ in thousands)
Short-term borrowings, including accrued interest	$33,608	$267,670
Long-term borrowings	358,222	76,262
Short-term lease liabilities	12,386	11,737
Long-term lease liabilities	55,967	53,744
Less:
Cash and cash equivalents	(12,124)	(22,036)
Net Debt	$448,059	$387,377
Ratio of Net Debt to Adjusted EBITDA
The Ratio of Net Debt to Adjusted EBITDA is a non-IFRS financial measure derived by dividing Net Debt by Adjusted EBITDA. The Company considers the ratio of net debt to Adjusted EBITDA to be a performance measure providing relevant financial leverage information to management, investors and other users of the Company’s financial information. Reconciliations of Net Debt and Adjusted EBITDA to the nearest IFRS measures are presented above. The Company’s Ratio of Net Debt to Adjusted EBITDA, and the ratio of each of the most directly comparable measures to Net Debt and Adjusted EBITDA presented in accordance with IFRS as of the dates shown was as follows:

__________________________________________________________________________________________________________

	Year Ended December 31
	2024	2023
($ in thousands)
IFRS:
Short-term borrowings, including accrued interest	$33,608	$267,670
Long-term borrowings	358,222	76,262
Short-term lease liabilities	12,386	11,737
Long-term lease liabilities	55,967	53,744
Total Debt	$460,183	$409,413
Net Income	166,074	155,244
Ratio of Total Debt to Net Income	2.8x	2.6x
Non-IFRS:
Net Debt	$448,059	$387,377
Adjusted EBITDA	$370,400	$328,373
Ratio of Net Debt to Adjusted EBITDA	1.2x	1.2x

Non-IFRS financial measures, including Adjusted EBITDA, Free Cash Flow, Net Debt and Ratio of Net Debt to Adjusted EBITDA are utilized by the Company to provide additional insights into its financial and operational performance that may not be apparent from IFRS measures alone. These supplemental measures can aid in the comparability of the Company’s performance across different reporting periods by eliminating the effects of certain items that can vary significantly from one period to another, such as capital structure changes, non-operating items and other non-recurring or non-cash adjustments. Management finds these supplemental measures useful in assessing financial performance, operational efficiency, making strategic decisions and providing supplemental analysis of the Company’s ability to generate cash, service debt and fund investments.
However, these non-IFRS measures have limitations and should not be considered in isolation or as a substitute for the IFRS financial measures. One key limitation is the lack of standardization, which means they may be defined and calculated differently by other companies, potentially leading to reduced comparability. Additionally, these measures may exclude costs that are necessary to understand the Company’s overall financial performance. For instance, Adjusted EBITDA adjusts net income for certain items, but it is important to recognize that the Company may incur similar expenses in the future. Likewise, while Free Cash Flow indicates the cash which may be available for discretionary purposes, it does not account for non-discretionary expenditures such as debt service costs and income tax obligations. Net Debt provides insight into the net borrowing position, but it does not consider the liquidity and maturity profile of the underlying debt and cash and cash equivalents positions. The Ratio of Net Debt to Adjusted EBITDA provides insight into the Company’s ability to pay debts, but it does not consider all liabilities and can be sensitive to short term changes in operating performance.
Investors and analysts are encouraged to evaluate each of these adjustments and the reasons management considers them appropriate for supplemental analysis. It is also essential to be aware that the Company may modify the presentation of these non-IFRS measures in the future, and any such modification may be material. As a result, these measures may not be indicative of future performance and may not be comparable to similarly titled measures used by other companies, thereby diminishing their utility. In summary, while non-IFRS measures can provide valuable additional context, they should be used in conjunction with the most directly comparable IFRS financial measures to ensure a balanced and comprehensive analysis of the Company’s financial results.
Components of Results of Operations
Revenue – Substantially all of the Company’s revenue is derived from sales of cement, fly ash, aggregates, ready-mix concrete and concrete block. Sales transactions result from customer requests received in response to Company quotes or negotiated purchase orders (collectively “Orders”). Orders specify products, contractual terms and conditions, estimated quantities, and pre-determined prices over established time periods. Once an Order is in place, the customer requests the delivery of specific products and volumes under the general terms and conditions contained therein.
    Products generally remain the property of the Company until received by the customer, and the Company provides a warranty that the materials comply with the specifications contained in the Order. The contracts can generally be cancelled with or without

__________________________________________________________________________________________________________

cause at any time, with each party having responsibility for any rights and obligations accrued up to the time of termination. Each request by a customer under an Order produces a sales contract for the goods specified in such request. The Orders do not create enforceable rights or obligations on their own (an additional purchasing decision is required on the part of the customer). The warranties provided are assurance-type warranties and do not create separate performance obligations.
Revenue is primarily driven by factors such as construction activity levels, infrastructure development and urbanization trends, which influence the demand for our products. The construction industry’s health, influenced by economic conditions, interest rates and government spending on infrastructure, directly impacts our sales volumes. Additionally, regional market trends, including weather and seasonality trends, demographic shifts and the fiscal health of state and local governments, are closely monitored as they can significantly impact performance and vary between different geographic regions, such as the Florida and Mid-Atlantic reportable segments. Product pricing is influenced by supply/demand balances, product performance, reliability and service offerings.
Cost of goods sold – Cost of goods sold consists of all direct production and delivery costs and primarily includes material and inventory costs, payroll and employee-related expenses, energy and fuel costs, freight and distribution expenses, repairs and maintenance costs, taxes (other than income taxes), short-term rentals, risk insurance, depreciation, depletion and amortization and other miscellaneous costs.
Our cost of goods sold is directly affected by fluctuations in raw materials costs, labor costs and energy prices. As a result, our gross profit can be significantly affected by changes in the underlying costs if they are not recovered through corresponding changes in revenue.
Selling expense – Selling expense represents the expenses associated with personnel, services and overhead involved specifically in sales activities. Selling expenses include payroll and related costs, overhead, travel and entertainment and other miscellaneous selling costs.
General and administrative expense – General and administrative expense includes payroll and employee related expense, management fees, service contracts, office costs, bank fees, professional fees, depreciation and amortization and other related costs. As we transition to a public company, we estimate that our annual general and administrative expenses may increase solely as a result of the costs we expect to incur in maintaining Titan America, our Belgium-based holding company and the incremental compliance and reporting costs associated with being a public company – including increased internal labor costs and external professional fees. This increase is anticipated to negatively impact our profitability in the near term. Over the long term, we aim to manage these expenses to align with our growth and operational efficiencies.
Net impairment losses on financial assets – The Company assesses net impairment losses on financial assets such as trade receivables and derivative credit support payments, excluding derivatives at fair value through profit or loss, by estimating expected credit losses (“ECLs”). These ECLs represent the discounted difference between the contractual cash flows and the cash flows the Company anticipates receiving, using the asset’s original effective interest rate for discounting. For trade and other receivables, the Company employs a simplified approach, calculating lifetime expected credit losses to determine the appropriate allowance for impairment.
Fair value loss on sale of accounts receivable, net – The Company recognizes a fair value loss when it sells its trade accounts receivable to a Special Purpose Entity (“SPE”) at a discount. This discount reflects the time value of money, credit risk and other factors affecting the collectability of the receivables. The Company acts as the servicer for these receivables, handling credit administration and collections and receives a servicing fee from the SPE. The fair value loss is calculated net of the interest earned on notes receivable from the SPE and the servicing fees paid to the Company. Although the Company has transferred substantially all of the credit risks associated with the accounts receivable sold to the SPE, the Company may face potential losses on its notes receivable from the SPE if credit losses on the sold receivables exceed certain thresholds.
Finance cost, net – Finance costs comprise interest expense on borrowings and leases, line of credit commitment fees, net interest costs on pension and other post-employment benefits, accretion expense on provisions and other related finance costs. Finance income includes interest earned on cash and cash equivalents and other short-term investments. The net amount represents total finance costs incurred less total finance income earned by the Company during the period.
Foreign exchange (loss)/gain, net – The Company recognizes foreign exchange gains and losses which arise from settling transactions and revaluation of monetary assets and liabilities in foreign currencies (including the Company’s Euro-denominated

__________________________________________________________________________________________________________

borrowings), using the prevailing spot rates. These translation differences, including those on non-monetary financial assets and liabilities, reflect the impact of currency fluctuations on the Company’s financial position and results of operations, with the U.S. Dollar being the functional currency for our consolidated financial statements.
Derivative financial instrument gain/(loss), net – The Company engages in derivative financial instruments, including cross-currency swaps, interest rate swaps and foreign exchange forwards, to manage its exposure to foreign currency and interest rate fluctuations. The derivatives are used to fix the U.S. Dollar cash flows associated with Euro denominated borrowings and to mitigate the impact of U.S. Dollar/Euro exchange rate variations on other short-term obligations. The net gain or loss on derivatives reflects the market conditions affecting the valuation of these financial instruments.
Income tax expense – The Company’s income tax expense reflects the sum of current taxes due and the effect of deferred taxes, which arise from temporary differences between the accounting and tax treatment of assets and liabilities. The effective tax rate results from applying the statutory tax rate and adjusting for differences in tax rates across the jurisdictions where the Company operates, as well as other permanent and temporary differences. Deferred tax assets are recognized for items expected to provide future tax benefits, while deferred tax liabilities are recorded for future tax obligations. The Company’s tax strategy includes considerations for repatriating international earnings and managing changes in tax legislation, such as the OECD Pillar Two Model Rules (“Pillar Two”) minimum effective tax rate in Belgium.
Consolidated Results of Operations
Comparison of the fiscal year ended December 31, 2024 to the fiscal year ended December 31, 2023
The following table sets forth a summary of our consolidated results of operations for the periods indicated:

	Year Ended December 31
	2024	2023	$ Change	% Change
($ in thousands)
Revenue	$1,634,393	$1,591,601	$42,792	3%
Cost of goods sold	(1,217,738)	(1,228,112)	10,374	(1)%
Gross profit	416,655	363,489	53,166	15%
Selling expense	(33,623)	(31,009)	(2,614)	8%
General and administrative expense	(128,930)	(99,909)	(29,021)	29%
Net impairment losses on financial assets	(398)	(1,224)	826	(67)%
Fair value loss on sale of accounts receivable, net	(4,620)	(6,113)	1,493	(24)%
Other operating income, net	2,304	402	1,902	473%
Operating income	251,388	225,636	25,752	11%
Finance cost, net	(26,175)	(22,244)	(3,931)	18%
Foreign exchange (loss)/gain, net	20,846	(11,981)	32,827	(274)%
Derivative financial instrument (loss)/gain, net	(22,441)	10,967	(33,408)	(305)%
Income before taxes	223,618	202,378	21,240	10%
Income tax expense	(57,544)	(47,134)	(10,410)	22%
Net income	$166,074	$155,244	$10,830	7%

__________________________________________________________________________________________________________

Revenue
The following table sets forth a summary of our consolidated revenue by segment for the periods indicated, and the changes between comparative periods.

	Year Ended December 31
	2024	2023	$ Change	% Change
($ in thousands)
Florida reportable segment	$997,575	$969,932	$27,643	3%
Mid-Atlantic reportable segment	634,946	619,683	15,263	2%
STET segment(1)	1,872	1,986	(114)	(6)%
Consolidated Revenue	$1,634,393	$1,591,601	$42,792	3%
(1)STET segment is a nonreportable operating segment that develops, manufactures, sells and services triboelectrostatic separators and related equipment used to beneficiate fly ash, industrial minerals and food and feed organics. The STET segment was divested on January 1, 2025 to Titan Cement Netherlands B.V., a wholly-owned subsidiary of Titan Cement International.
The following table presents our consolidated revenue by product type for the periods indicated:

	Year Ended December 31
	2024	2023	$ Change	% Change
($ in thousands)
Revenue
Cement	$639,312	$657,332	$(18,020)	(3)%
Aggregates	82,190	83,438	(1,248)	(1)%
Ready-mix concrete	735,174	688,237	46,937	7%
Concrete block	153,474	140,128	13,346	10%
Fly ash	21,954	19,832	2,122	11%
Equipment and related services (1)	1,872	1,986	(114)	(6)%
Other goods and services	417	648	(231)	(36)%
Consolidated Revenue	$1,634,393	$1,591,601	$42,792	3%
(1)Equipment and related services are attributable to the STET segment during the reporting periods presented.

__________________________________________________________________________________________________________

The following table presents our sales volumes and average external selling price by product for the periods indicated:

	Year Ended December 31
	2024	2023	Change	% Change
Volumes (thousands) (1) (2) (3)
Total cement volumes	5,682	5,875
Cement consumed internally	(1,418)	(1,393)
External cement volumes	4,264	4,482	(218)	(5)%
Total aggregates volumes	7,229	6,733
Aggregates consumed internally	(3,826)	(2,983)
External aggregates volumes	3,403	3,750	(347)	(9)%
External ready-mix concrete volumes	4,583	4,507	76	2%
External concrete block volumes	64,665	60,261	4,404	7%
Total fly ash volumes	574	547
Fly ash consumed internally	(140)	(114)
External fly ash volumes	434	433	1	—%

Average external selling price (4)
Cement	$149.93	$146.65	$3.28	2%
Aggregates	$24.15	$22.25	$1.90	9%
Ready-mix concrete	$160.41	$152.69	$7.72	5%
Concrete block	$2.37	$2.33	$0.04	2%
Fly ash	$50.59	$45.80	$4.79	10%
(1)Sales volumes are shown in tons for cement, aggregates and fly ash; in cubic yards for ready-mix concrete; and in 8-inch equivalent units for concrete blocks.
(2)Cement, aggregates and fly ash consumed internally represents the quantity of those materials transferred to our ready-mix concrete and concrete block production lines for use in the production process. Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market prices. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.
(3)Aggregates volumes exclude by-products.
(4)Average external selling prices are shown on a per ton basis for cement, aggregates and fly ash; on a per cubic yard basis for ready-mix concrete; and on a per 8-inch equivalent unit for concrete blocks.

Consolidated revenues increased $42.8 million to $1,634.4 million for the fiscal year ended December 31, 2024 compared to $1,591.6 million for the fiscal year ended December 31, 2023, primarily driven by increases in product pricing across all product lines, which was partially offset by reduced volume in cement and aggregates. Segment external revenue in our Florida reportable segment increased $27.6 million, or 3%, to $997.6 million for the fiscal year ended December 31, 2024 from $969.9 million for the fiscal year ended December 31, 2023 while segment external revenue in our Mid- Atlantic reportable segment increased $15.3 million, or 2%, to $634.9 million for the fiscal year ended December 31, 2024 from $619.7 million for the fiscal year ended December 31, 2023.
Cement revenues decreased $18.0 million for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, primarily attributable to a 5% decrease in the quantity of external volume sold, which was partially offset by a 2% increase in the average external selling price. Aggregates revenues decreased $1.2 million for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, due to a 9% decrease in external volume sold, partially offset by a 9% increase in average external selling price. Revenues attributable to ready-mix concrete increased by $46.9 million for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, due to a 5% increase in the average external selling price and a 2% increase in the quantity of external volume sold. Revenues attributable to concrete block increased $13.3 million for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, with a 7% increase in volume sold and a 2% increase in average selling price. Additionally, fly ash revenues increased $2.1 million for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, due to a 10% increase in the average external selling price while external volumes remained flat.

__________________________________________________________________________________________________________

Cost of goods sold
Cost of goods sold decreased $10.4 million to $1,217.7 million for the fiscal year ended December 31, 2024 compared to $1,228.1 million for the fiscal year ended December 31, 2023. Materials and other inventory costs decreased by $30.8 million as a result of lower imported cement volumes and pricing, partially offset by higher materials cost associated with increase sales volumes in ready-mix concrete and concrete block operations. Additionally, we saw decreases of $8.3 million in energy and fuel costs for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, where our cement operations benefited from lower unit costs of natural gas and the resulting shift away from higher cost kiln fuels. In addition, our cement, aggregates, ready-mix concrete and concrete block operations each benefited from lower average unit costs of diesel fuel. Inventory change decreased by $18.1 million for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023. These were partially offset by increases in payroll and employee related expenses increased of $20.0 million as a result of wage inflation. In addition, we saw increases of $6.4 million in distribution expense arising primarily from higher volume and inflationary increases, and $10.8 million in repairs and maintenance costs, primarily related to the complexity and duration of periodic maintenance programs, for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023. Cost of goods sold were 75% of our revenues for fiscal year ended December 31, 2024 compared with 77% for the fiscal year ended December 31, 2023, as average selling price increases outpaced costs during the period.
Selling expense
Selling expense increased by $2.6 million, or 8%, to $33.6 million for fiscal year ended December 31, 2024 compared to $31.0 million for the fiscal year ended December 31, 2023, primarily driven by an increase of $2.5 million in overhead costs (dues, professional fees, credit card fees, etc.). Selling expense accounted for 2% of our revenues for the fiscal years ended December 31, 2024 and December 31, 2023.
General and administrative expense
General and administrative expense increased by $29.0 million, or 29%, to $128.9 million for the fiscal year ended December 31, 2024 compared to $99.9 million for the fiscal year ended December 31, 2023, primarily driven by an increase of $13.0 million in professional fees, $5.0 million in payroll and employee-related expenses, and $5.6 million in service contracts. The increase in professional fees resulted primarily from legal, accounting and other professional fees related to our IPO, the increase in payroll and employee related expenses was attributable to an increase in headcount as we prepared to operate as a public company. The increase in service contracts is attributed to consulting services related to public company compliance requirements. General and administrative expenses accounted for 8% of our revenues for the fiscal year ended December 31, 2024 and 6% of our revenues for the fiscal year ended December 31, 2023.
Finance cost, net
Finance cost, net increased by $3.9 million, or 18%, to $26.2 million for the fiscal year ended December 31, 2024 compared to $22.2 million for the fiscal year ended December 31, 2023, primarily driven by an increase in interest expense on borrowings, including leases, of $2.3 million and a decrease in capitalized interest of $2.1 million due to lower qualifying capital construction projects for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023.
Foreign exchange (loss)/gain, net
Net foreign exchange gains were $20.8 million for the fiscal year ended December 31, 2024 compared to a $12.0 million net loss for the fiscal year ended December 31, 2023, almost exclusively driven by the remeasurement of euro-denominated loan obligations as the U.S. dollar strengthened against the Euro during the period.
Derivative financial instrument gain/(loss), net
Net derivative financial instrument losses were $22.4 million for the fiscal year ended December 31, 2024 compared to a $11.0 million net gain for the fiscal year ended December 31, 2023, resulting from foreign exchange forwards, as well as cross-currency and interest rate swaps used to hedge our foreign exchange exposure in euro-denominated borrowings.

__________________________________________________________________________________________________________

Income tax expense
Income tax expense increased by $10.4 million, or 22%, to $57.5 million for the fiscal year ended December 31, 2024 compared to $47.1 million for the fiscal year ended December 31, 2023. The change in income tax expense was primarily driven by an increase of $5.6 million in current tax expense and $4.8 million in deferred tax expense, respectively. The increase in current tax expense is attributable to an increase in pre-tax income, partially offset by a permanent difference related to tax-basis depletion. The increase in deferred tax expense is primarily related to tax-affected accelerated deductions for depreciation of fixed assets. The effective tax rate for the fiscal year ended December 31, 2024 was 25.7% compared to 23.3% for the fiscal year ended December 31, 2023.
Comparison of the fiscal year ended December 31, 2023 to the fiscal year ended December 31, 2022
The following table sets forth a summary of our consolidated results of operations for the periods indicated:

	Year Ended December 31
	2023	2022	$ Change	% Change
($ in thousands)
Revenue	$1,591,601	$1,364,146	$227,455	17%
Cost of goods sold	(1,228,112)	(1,142,880)	(85,232)	7%
Gross profit	363,489	221,266	142,223	64%
Selling expense	(31,009)	(29,938)	(1,071)	4%
General and administrative expense	(99,909)	(87,513)	(12,396)	14%
Net impairment losses on financial assets	(1,224)	(3,711)	2,487	(67)%
Fair value loss on sale of accounts receivable, net	(6,113)	(3,041)	(3,072)	101%
Other operating income, net	402	(21)	423	NM(1)
Operating income	225,636	97,042	128,594	133%
Finance cost, net	(22,244)	(19,078)	(3,166)	17%
Income/(loss) from associate	—	272	(272)	(100)%
Foreign exchange (loss)/gain, net	(11,981)	19,990	(31,971)	(160)%
Derivative financial instrument (loss)/gain, net	10,967	(18,534)	29,501	(159)%
Income before taxes	202,378	79,692	122,686	154%
Income tax expense	(47,134)	(16,971)	(30,163)	178%
Net income	$155,244	$62,721	$92,523	148%
(1)Not meaningful.
Revenue
The following table sets forth a summary of our consolidated revenue by segment for the periods indicated, and the changes between comparative periods.

	Year Ended December 31
	2023	2022	$ Change	% Change
($ in thousands)
Florida reportable segment	$969,932	$808,558	$161,374	20%
Mid-Atlantic reportable segment	619,683	553,335	66,348	12%
STET segment(1)	1,986	2,253	(267)	(12)%
Consolidated Revenue	$1,591,601	$1,364,146	$227,455	17%
(1)STET segment is a nonreportable operating segment that develops, manufactures, sells and services triboelectrostatic separators and related equipment used to beneficiate fly ash, industrial minerals and food and feed organics. The STET segment was divested on January 1, 2025 to Titan Cement Netherlands B.V., a wholly-owned subsidiary of Titan Cement International

__________________________________________________________________________________________________________

The following table presents our consolidated revenue by product type for the periods indicated:

	Year Ended December 31
	2023	2022	$ Change	% Change
($ in thousands)
Revenue
Cement	$657,332	$560,320	$97,012	17%
Aggregates	83,438	79,147	4,291	5%
Ready-mix concrete	688,236	589,553	98,683	17%
Concrete block	140,128	116,929	23,199	20%
Fly ash	19,833	15,687	4,146	26%
Equipment and related services (1)	1,986	2,253	(267)	(12)%
Other goods and services	648	257	391	152%
Consolidated Revenue	$1,591,601	$1,364,146	$227,455	17%

(1)Equipment and related services are attributable to the STET segment during the reporting periods presented.

The following table presents our sales volumes and average external selling price by product for the periods indicated:

	Year Ended December 31
	2023	2022	Change	% Change
Volumes (thousands) (1) (2) (3)
Total cement volumes	5,875	5,743
Cement consumed internally	(1,393)	(1,411)
External cement volumes	4,482	4,332	150	3%
Total aggregates volumes	6,733	7,305
Aggregates consumed internally	(2,983)	(3,108)
External aggregates volumes	3,750	4,197	(447)	(11)%
External ready-mix concrete volumes	4,507	4,557	(50)	(1)%
External concrete block volumes	60,261	62,116	(1,855)	(3)%
Total fly ash volumes	547	486
Fly ash consumed internally	(114)	(108)
External fly ash volumes	433	378	55	15%

Average external selling price (4)
Cement	$146.65	$129.34	$17.31	13%
Aggregates	$22.25	$18.86	$3.39	18%
Ready-mix concrete	$152.69	$129.36	$23.33	18%
Concrete block	$2.33	$1.88	$0.45	24%
Fly ash	$45.80	$41.47	$4.33	10%
(1)Sales volumes are shown in tons for cement, aggregates and fly ash; in cubic yards for ready-mix concrete; and in 8-inch equivalent units for concrete blocks.
(2)Cement, aggregates and fly ash consumed internally represents the quantity of those materials transferred to our ready-mix concrete and concrete block production lines for use in the production process. Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market prices. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.
(3)Aggregates volumes exclude by-products.
(4)Average external selling prices are shown on a per ton basis for cement, aggregates and fly ash; on a per cubic yard basis for ready-mix concrete; and on a per 8-inch equivalent unit for concrete blocks.

__________________________________________________________________________________________________________

Consolidated revenues increased $227.5 million to $1,591.6 million for the fiscal year ended December 31, 2023 compared to $1,364.1 million for the fiscal year ended December 31, 2022, primarily driven by increases in product pricing in both reportable segments which was partially offset by reduced volume in aggregates, ready-mix concrete and concrete blocks. Segment external revenue in our Florida reportable segment increased $161.4 million, or 20%, to $969.9 million for the fiscal year ended
December 31, 2023 from $808.6 million for the fiscal year ended December 31, 2022 while segment external revenue in our Mid-Atlantic reportable segment increased $66.3 million, or 12%, to $619.7 million for the fiscal year ended December 31, 2023 from $553.3 million for the fiscal year ended December 31, 2022.
Cement revenues increased $97.0 million for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022, primarily attributed to a 13% increase in the average external selling price and a 3% increase in the quantity of external volume sold. Aggregates revenues increased $4.3 million for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022, due to an 18% increase in the average external selling price partially offset by an 11% decrease in external volume sold. Revenues attributable to ready-mix concrete increased by $98.7 million for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022, due to an 18% increase in the average selling price, partially offset by a 1% decrease in volume sold. Revenues attributable to concrete blocks increased $23.2 million for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022, with a 24% increase in the average selling price, partially offset by a 3% decrease in volume sold. Additionally, fly ash revenues increased $4.1 million for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022, due to a 10% increase in the average external selling price and a 15% increase in external volume sold.
Cost of goods sold
Cost of goods sold increased by $85.2 million, or 7%, to $1,228.1 million for the fiscal year ended December 31, 2023 compared to $1,142.9 million for the fiscal year ended December 31, 2022, primarily driven by increases of $53.4 million in material and other inventory costs, $30.0 million in payroll and employee related expenses. The increase in material and other inventory costs was primarily due to increased cement import volumes and higher unit costs of raw materials such as aggregates purchased from third parties for use in our ready-mix concrete and concrete block operations. Payroll and employee related costs increased as a result of higher wage inflation and the impact of overtime payments. In addition, we saw increases of $8.7 million in short-term equipment rentals, $7.0 million in distribution expense arising primarily from an increase in the quantity of materials distributed via our rail connected distribution network, and $6.7 million in repairs and maintenance costs, primarily related to the complexity and duration of periodic maintenance programs, for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022. These were partially offset by a decrease of $17.4 million in energy and fuel costs where our cement operations benefited from lower unit costs of natural gas and an increase in the percentage of lower cost alternative fuels used in the manufacturing process. In addition, our cement, aggregates, ready-mix concrete and concrete block operations each benefited from lower average unit costs of diesel fuel. Cost of goods sold were 77% of our revenues for the fiscal year ended December 31, 2023, compared to 84% for the fiscal year ended December 31, 2022 as average selling price increases outpacing cost increases during the period.
Selling expense
Selling expense increased by $1.1 million, or 4%, to $31.0 million for the fiscal year ended December 31, 2023 compared to $29.9 million for the fiscal year ended December 31, 2022, primarily driven by an increase of $1.2 million in overhead costs (dues, professional fees, credit card fees, etc.). Selling expense accounted for 2% of our revenues for the fiscal year ended December 31, 2023 and the fiscal year ended December 31, 2022.
General and administrative expense
General and administrative expense increased by $12.4 million, or 14%, to $99.9 million for the fiscal year ended December 31, 2023 compared to $87.5 million for the fiscal year ended December 31, 2022, primarily driven by an increase of $4.4 million in payroll and employee-related expense and $3.1 million in professional fees. The increase in payroll and employee related expenses was attributable to increases in headcount and labor inflation. General and administrative expenses accounted for 6% of our revenues for the fiscal year ended December 31, 2023 and for the fiscal year ended December 31, 2022.

__________________________________________________________________________________________________________

Finance cost, net
Finance cost, net increased by $3.2 million, or 17%, to $22.2 million for the fiscal year ended December 31, 2023 compared to $19.1 million for the fiscal year ended December 31, 2022, primarily driven by a $3.6 million reduction in the benefit realized from favorable interest rate swaps executed in 2022. In addition, interest expense on borrowings, including leases, increased $1.7 million for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022. This was partially offset by increases in capitalized interest of $2.4 million resulting from higher qualifying capital project construction costs.
Foreign exchange (loss)/gain, net
Net foreign exchange losses were $12.0 million for the fiscal year ended December 31, 2023 compared to a $20.0 million net gain for the fiscal year ended December 31, 2022, almost exclusively driven by the remeasurement of euro-denominated loan obligations as the Euro strengthened against the U.S. Dollar during the period.
Derivative financial instrument gain/(loss), net
Net derivative financial instrument gains were $11.0 million for the fiscal year ended December 31, 2023 compared to a $18.5 million net loss for the fiscal year ended December 31, 2022, resulting from foreign exchange forwards, as well as cross-currency and interest rate swaps used to hedge our foreign exchange exposure in euro-denominated borrowings.

Income tax expense
Income tax expense increased by $30.2 million, or 178%, to $47.1 million for the fiscal year ended December 31, 2023 compared to $17.0 million for the fiscal year ended December 31, 2022, primarily driven by an increase of $37.5 million in current tax expense. This was partially offset by a decrease of $7.3 million in deferred tax expense resulting in an effective tax rate of 23.3% for the fiscal year ended December 31, 2023 compared to 21.3% for the fiscal year ended December 31, 2022.

Reportable Segment Results of Operations
Florida Reportable Segment
Comparison of the fiscal year ended December 31, 2024 to the fiscal year ended December 31, 2023
The following table presents segment external revenue and segment adjusted EBITDA for our Florida reportable segment for the periods indicated:

	Year Ended December 31
	2024	2023	$ Change	% Change
($ in thousands)
Segment external revenue	$997,575	$969,932	$27,643	3%
Segment adjusted EBITDA	$249,665	$221,227	$28,438	13%

__________________________________________________________________________________________________________

The following tables presents revenue by product type for our Florida reportable segment for the periods indicated:

	Year Ended December 31
	2024	2023	$ Change	% Change

Revenue by product type (1)
Cement	$422,889	$423,137	$(248)	—%
Aggregates	157,459	137,986	19,473	14%
Ready-mix concrete	465,023	448,359	16,664	4%
Concrete block	153,474	140,128	13,346	10%
Fly ash	19,508	16,349	3,159	19%
Other goods and services	15,762	20,126	(4,364)	(22)%
Revenue (including internal trading)	$1,234,115	$1,186,085	$48,030	4%
Less: Internal trading activity (2)	(236,540)	(216,153)	(20,387)	9%
Segment External Revenue	$997,575	$969,932	$27,643	3%
(1)Revenues by product type consist of sales to third parties and internal trading activity at a transfer price approximating market price.
(2)Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market price. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.

Our Florida reportable segment’s percent changes in sales volumes (including internal trading activity) and average sales prices for the fiscal year ended December 31, 2024, as compared to the fiscal year ended December 31, 2023, were as follows:

	% Change in Volumes	% Change in Average Price
Cement	(3)%	3%
Aggregates	8%	5%
Ready-mix concrete	(1)%	5%
Concrete block	7%	2%
Fly ash	10%	8%
Segment external revenue in our Florida reportable segment increased $27.6 million, or 3%, to $997.6 million for the fiscal year ended December 31, 2024 compared to $969.9 million for the fiscal year ended December 31, 2023, driven by increases in the aggregates, ready-mix concrete, concrete block and fly ash product lines. Revenue from aggregates increased $19.5 million resulting from a 8% increase in aggregates volumes and a 5% increase in average price for the fiscal year ended December 31, 2024 as compared to the fiscal year ended December 31, 2023. The increase in aggregates volumes was driven primarily by better availability of aggregates following the completion of quarry development activities that previously limited the amount of material available for sale in the fiscal year ended December 31, 2023. Ready-mix concrete revenues grew by $16.7 million for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023 as a 1% decline in volumes was more than offset by a 5% increase in average prices. Likewise, when compared to the fiscal year ended December 31, 2023, concrete block revenues increased by $13.3 million resulting from a 7% increase in volumes and a 2% increase in average price for the fiscal year ended December 31, 2024 as compared to the fiscal year ended December 31, 2023.
Segment adjusted EBITDA for the Florida reportable segment increased $28.4 million, or 13%, to $249.7 million for the fiscal year ended December 31, 2024 compared to $221.2 million for the fiscal year ended December 31, 2023. The increase in segment adjusted EBITDA for the fiscal year ended December 31, 2024 occurred primarily due to increases in average prices for all product lines and the benefit of lower fuel and energy costs, which offset higher materials and other input costs.
Comparison of the fiscal year ended December 31, 2023 to the fiscal year ended December 31, 2022

__________________________________________________________________________________________________________

The following table presents segment external revenue and segment adjusted EBITDA for our Florida reportable segment for the periods indicated:

	Year Ended December 31
	2023	2022	$ Change	% Change
($ in thousands)
Segment external revenue	$969,932	$808,558	$161,374	20%
Segment adjusted EBITDA	$221,227	$130,520	$90,707	69%

The following tables presents revenue by product type for our Florida reportable segment for the periods indicated:

	Year Ended December 31
	2023	2022	$ Change	% Change
($ in thousands)
Revenue by product type (1)
Cement	$423,137	$351,819	$71,318	20%
Aggregates	137,986	131,321	6,665	5%
Ready-mix concrete	448,359	369,399	78,960	21%
Concrete block	140,128	116,929	23,199	20%
Fly ash	16,349	13,054	3,295	25%
Other goods and services	20,126	18,363	1,763	10%
Revenue (including internal trading)	1,186,085	1,000,885	185,200	19%
Less: Internal trading activity (2)	(216,153)	(192,327)	(23,826)	12%
Segment External Revenue	$969,932	$808,558	$161,374	20%
(1)Revenues by product type consist of sales to third parties and internal trading activity at a transfer price approximating market price.
(2)Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market price. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.
Our Florida reportable segment’s percent changes in sales volumes (including internal trading activity) and average sales prices for the fiscal year ended December 31, 2023, as compared to the fiscal year ended December 31, 2022, were as follows:

	% Change in Volumes	% Change in Average Price
Cement	6%	14%
Aggregates	(14)%	22%
Ready-mix concrete	(1)%	22%
Concrete block	(3)%	24%
Fly ash	9%	15%
Segment external revenue in our Florida reportable segment increased $161.4 million, or 20%, to $969.9 million for the fiscal year ended December 31, 2023 compared to $808.6 million for the fiscal year ended December 31, 2022, where revenue increased across all product lines. Revenue from cement increased $71.3 million resulting from a 6% increase in cement volumes and a 14% increase in average price for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022. Revenue from aggregates increased $6.7 million for the fiscal year ended December 31, 2023 as compared to the fiscal year ended December 31, 2022 benefiting from a 22% increase in average price on 14% lower volumes sold. The lower aggregate volumes were attributed to increased aggregate consumption in cement manufacturing and quarry development activities that limited the amount of material available for sale in the fiscal year ended December 31, 2023. Ready-mix concrete revenues grew by $79.0 million for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022 as a 1% decline in volumes was more than offset by a 22% increase in average prices where pricing and profitability improvements were prioritized over volume growth. Likewise, when compared to the fiscal year ended December 31, 2022, concrete block revenue increase by $23.2 million for the fiscal year ended

__________________________________________________________________________________________________________

December 31, 2023 compared to the fiscal year ended December 31, 2022 as a 3% decrease in volumes was more than offset by a 24% increase in average price.
Segment adjusted EBITDA for the Florida reportable segment increased $90.7 million, or 69%, to $221.2 million for the fiscal year ended December 31, 2023 compared to $130.5 million for the fiscal year ended December 31, 2022. The increase in segment adjusted EBITDA for the fiscal year ended December 31, 2023 occurred primarily due to increases in average prices for all product lines which outpaced the cost of materials and other input costs including higher selling, general and administrative expenses.
Mid-Atlantic Reportable Segment
Comparison of the fiscal year ended December 31, 2024 to the fiscal year ended December 31, 2023
The following table presents revenue and segment adjusted EBITDA of our Mid-Atlantic reportable segment for the periods indicated:

	Year Ended December 31
	2024	2023	$ Change	% Change
($ in thousands)
Segment external revenue	$634,946	$619,683	$15,263	2%
Segment adjusted EBITDA	$134,792	$118,260	$16,532	14%

The following table presents revenue by product type of our Mid-Atlantic reportable segment for the periods indicated:

	Year Ended December 31
	2024	2023	$ Change	% Change
($ in thousands)
Revenue by product type (1)
Cement	$405,103	$411,558	$(6,455)	(2)%
Aggregates	14,305	15,053	(748)	(5)%
Ready-mix concrete	270,478	245,931	24,547	10%
Fly ash	16,533	13,945	2,588	19%
Revenue (including internal trading)	$706,419	$686,487	$19,932	3%
Less: Internal trading activity (2)	(71,473)	(66,804)	(4,669)	7%
Segment External Revenue	$634,946	$619,683	$15,263	2%
(1)Revenues by product type consist of sales to third parties and internal trading activity at a transfer price approximating market price.
(2)Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market price. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.
Our Mid-Atlantic reportable segment’s percent changes in sales volume (including internal trading activity) and average sales prices for the fiscal year ended December 31, 2024, as compared to the fiscal year ended December 31, 2023 were as follows:

	% Change in Volumes	% Change in Average Price
Cement	(3)%	2%
Aggregates	2%	(6)%
Ready-mix concrete	6%	3%
Fly ash	2%	16%
Segment external revenue in our Mid-Atlantic reportable segment increased $15.3 million, or 2%, to $634.9 million for the fiscal year ended December 31, 2024 compared to $619.7 million for the fiscal year ended December 31, 2023, driven by revenue increases in the ready-mix concrete and fly ash product lines, partially offset by revenue decreases in cement and aggregates product

__________________________________________________________________________________________________________

lines. Ready-mix concrete revenues increased $24.5 million for the fiscal year ended December 31, 2024, as a result of a 6% increase in volumes and a 3% increase in average price. Revenues from fly ash increased $2.6 million, or 19%, compared to the fiscal year ended December 31, 2023, driven by a 16% increase in prices and a 2% increase in volumes. Contributions from aggregates and fly ash which, combined, represent less than 5% of our Mid-Atlantic reportable segments revenues saw a mixed performance.
Segment adjusted EBITDA in our Mid-Atlantic reportable segment increased $16.5 million, or 14%, to $134.8 million for the fiscal year ended December 31, 2024 compared to $118.3 million for the fiscal year ended December 31, 2023. The increase in segment adjusted EBITDA for the fiscal year ended December 31, 2024 was attributable to increases in average sales prices across the cement, ready-mix, and fly ash product lines, higher ready-mix volumes, and the benefit of lower fuel and energy costs compared to the fiscal year ended December 31, 2023.
Comparison of the fiscal year ended December 31, 2023 to the fiscal year ended December 31, 2022
The following table presents revenue and Segment adjusted EBITDA of our Mid-Atlantic reportable segment for the periods indicated:

	Year Ended December 31
	2023	2022	$ Change	% Change
($ in thousands)
Segment external revenue	$619,683	$553,335	$66,348	12%
Segment adjusted EBITDA	$118,260	$72,753	$45,507	63%
The following table presents revenue by product type of our Mid-Atlantic reportable segment for the periods indicated:

	Year Ended December 31
	2023	2022	$ Change	% Change
($ in thousands)
Revenues by product type (1)
Cement	$411,558	$373,763	$37,795	10%
Aggregates	15,053	7,998	7,055	88%
Ready-mix concrete	245,931	225,023	20,908	9%
Fly ash	13,945	10,944	3,001	27%
Revenue (including internal trading)	686,487	617,728	68,759	11%
Less: Internal trading activity (2)	(66,804)	(64,393)	(2,411)	4%
Segment External Revenue	$619,683	$553,335	$66,348	12%
(1)Revenues by product type consist of sales to third parties and internal trading activity at a transfer price approximating market price.
(2)Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market price. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.

Our Mid-Atlantic reportable segment’s percent changes in sales volume (including internal trading activity) and average sales prices for the fiscal year ended December 31, 2023, as compared to the fiscal year ended December 31, 2022, were as follows:

	% Change in Volumes	% Change in Average Price
Cement	(1)%	12%
Aggregates	61%	17%
Ready-mix concrete	(2)%	11%
Fly ash	14%	12%
Segment external revenue in our Mid-Atlantic reportable segment increased $66.3 million, or 12%, to $619.7 million for the fiscal year ended December 31, 2023 compared to $553.3 million for the fiscal year ended December 31, 2022, driven by revenue

__________________________________________________________________________________________________________

increases across all product lines. Although cement volumes declined 1% for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022, average price increased 12%. Compared to for the fiscal year ended December 31, 2022, aggregates volumes increased 61% (from a low base) for the fiscal year ended December 31, 2023 with a 17% improvement in average price. Ready-mix concrete volumes declined 2% but benefited from an 11% increase in average price where the higher costs associated with raw material inputs were successfully passed through to ready-mix concrete customers, for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022. Fly ash volumes increased 14%, while average price increased 12% benefiting from improved availability and strong customer demand for supplementary cementitious materials, for the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022.
Segment adjusted EBITDA in our Mid-Atlantic reportable segment increased $45.5 million, or 63%, to $118.3 million for the fiscal year ended December 31, 2023 compared to $72.8 million for the fiscal year ended December 31, 2022. The increase in segment adjusted EBITDA for the fiscal year ended December 31, 2023 was attributed to increases in average sales prices across all product lines and the benefit of lower fuel and energy costs compared to the fiscal year ended December 31, 2022.

B. Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service and other commitments with cash flows from operations and other sources of funding. Our principal sources of liquidity include cash on hand, cash from operating activities, amounts available under revolving credit facilities with banks, amounts available under our revolving credit facility with TGF, a wholly-owned subsidiary of TCI and term loans from TGF.
We believe that our cash and cash equivalents, committed and uncommitted credit facilities, and net cash provided by operating activities will be sufficient to meet our liquidity requirements for at least the 12 months following the issuance date of this annual report. Our future capital requirements will depend on several factors, including, the potential impact of future disruptions on the economy and on our operations, as well as any other economic impacts related to changing fiscal policy or economic conditions. We may also be negatively impacted in the future if TGF no longer provides debt financing to us or TCI no longer guarantees our third-party revolving credit facilities. Additionally, we are exposed to credit markets through the interest cost related to its borrowings, which may also affect our capital needs and financial strategy. We could be required, or could elect, to seek additional funding, private or public equity offerings, debt financing, bank loans, strategic partnerships or other financing options; however, additional funds may not be available on terms acceptable to us, if at all.
All U.S. dollar equivalents in this section are calculated at the exchange rate prevailing on the date to which the corresponding foreign currency amount refers.
Cash and cash equivalents
As of December 31, 2024 and December 31, 2023, we had $12.1 million and $22.0 million in cash and cash equivalents, respectively. Our cash and cash equivalents consist of cash on hand, demand deposits held by banks and other short-term highly liquid investments with original maturities of three months or less. Such amounts are held for the purpose of meeting short-term cash requirements, rather than for investment or other purposes, and are readily convertible to a known amount of cash.
Revolving credit facilities with banks
We have a committed borrowing facility with Wells Fargo Bank, National Association totaling $45.0 million of which $20.0 million is also available for the issuance of letters of credit. As of December 31, 2024, we had $7.1 million in letters of credit outstanding under this facility and no outstanding borrowings, leaving $37.9 million of available capacity. As of December 31, 2023, we had $7.7 million in letters of credit outstanding and no outstanding borrowings, leaving $37.3 million of available capacity. The facility is annually renewed, and the current maturity date is June 12, 2025. This facility allows for daily drawdowns and repayments at a borrowing rate based on the Secured Overnight Financing Rate (“SOFR”) and is guaranteed by TCI. In connection with this borrowing facility, we have agreed to financial covenants related to EBITDA (as defined in the agreement), tangible net worth (as defined in the agreement) and maintenance of a committed line of credit with a maturity date extending beyond the expiration date of this facility. The agreement also contains customary non-financial covenants, including restrictions on incurring certain liens on or

__________________________________________________________________________________________________________

disposing of certain existing assets without notification to the lender. As of December 31, 2024, we were in compliance with all the covenants associated with the facility.
In addition to the committed credit facility described above, we have an uncommitted borrowing facility with HSBC Bank USA, National Association totaling $40.0 million of which the full amount is also available for the issuance of letters of credit. As of December 31, 2024, we had $4.5 million in letters of credit outstanding under this facility and $10.0 million in outstanding borrowings, leaving $25.5 million of available capacity. As of December 31, 2023, we had $4.8 million in letters of credit outstanding under this facility and no outstanding borrowings, leaving $35.2 million of available capacity. The facility is annually renewed, and the current maturity date is December 31, 2025. This facility allows for term borrowings based on SOFR and is guaranteed by TCI. In connection with this borrowing facility, we have agreed to customary non-financial covenants, including restrictions on incurring certain liens on or disposing of certain existing assets without notification to the lender. As of December 31, 2024, we were in compliance with all the covenants associated with the facility.
We have an additional uncommitted credit facility with Citibank, N.A. totaling $60.0 million, none of which is available for the issuance of letters of credit. As of December 31, 2024, we had $15.0 million in outstanding borrowings under this facility, leaving $45.0 million available for borrowing. As of December 31, 2023, no borrowings were outstanding under this facility and the full $60.0 million capacity remained available for borrowing. The facility is annually renewed, and the current maturity date is April 29, 2025. This facility allows for term borrowings based on SOFR and is guaranteed by TCI. In connection with this borrowing facility, we have agreed to certain customary non-financial covenants, including restrictions on disposing of certain existing assets without notification to the lender. As of December 31, 2024, we were in compliance with the covenants associated with this facility.
Revolving credit facility with related party
At December 31, 2024, we had a committed €130.0 million (or $135.1 million U.S. Dollar equivalent) multicurrency borrowing facility with TGF, a related party (the “TGF Borrowing Facility”). We had €12.8 million ($13.3 million) in outstanding borrowings with available capacity of €117.2 million ($121.8 million) at December 31, 2024. At December 31, 2023, the size of the TGF Borrowing Facility was €100.0 million (or $110.5 million U.S. Dollar equivalent). We had €36.5 million ($40.3 million) in outstanding borrowings with available capacity of €63.5 million ($70.2 million) at December 31, 2023. This facility was amended on July 31, 2024 to increase the total available credit facility from €100.0 million to €130.0 million. This multicurrency borrowing facility bears interest at variable rates, permits drawdowns and repayments, and has a maturity date of January 30, 2026. There are no financial covenants associated with this facility.
Intragroup Cash Management Agreement
On February 1, 2024, we entered into a cash management agreement with TGF. The agreement is effective until either party provides written notice of termination. Pursuant to this agreement, our two existing HSBC UK bank accounts, one denominated in U.S. dollars and one denominated in Euros, are funded when there are negative daily balances. Fundings are subject to maximum borrowing limits of $15.0 million and €15.0 million, respectively. Conversely, when there are cash balances in either account, these funds are swept as a deposit into the TGF concentration account. There are no deposit limits.
With respect to borrowings made under the cash management agreement, we bear a daily interest charge based on the benchmark rates of the European Central Bank (ECB) Main Refinancing Rate (for Euro borrowings) and the U.S. Federal Reserve Federal Funds Target Rate (for U.S. dollar borrowings), plus an applicable margin.
With respect to deposits made under the cash management agreement, we receive a daily interest credit based on the benchmark interest rates of the ECB Deposit Facility Rate (for Euro deposits) and the U.S. Federal Reserve Federal Funds Target Rate (for U.S. dollar deposits), minus an applicable margin.
Company funds on deposit with TGF under the cash management agreement are due upon demand from us. Amounts borrowed from TGF under the cash management agreement may be repaid (in whole or in any part) at our discretion. Following written notice of termination, outstanding borrowings from TGF under the cash management agreement are due upon demand from TGF.
We had $6.1 million in outstanding borrowings under this agreement as of December 31, 2024.
Term loans with related party

__________________________________________________________________________________________________________

In December 2017, we entered into a €150.0 million term loan with TGF maturing on November 15, 2024. In April 2022, we repaid €30.0 million of this loan. As of December 31, 2023, €120.0 million remained outstanding bearing interest at 3.05%. There were no financial covenants associated with this loan. As described below, on November 15, 2024, the Company settled this loan, and no amounts were outstanding as of December 31, 2024.
In March 2018, we entered into a €75.0 million term loan with TGF maturing on November 15, 2024. On April 29, 2024, we amended this note to: (i) increase the principal amount to €100.0 million bearing an interest rate of 4.80% and (ii) extend its maturity to June 11, 2029. There are no financial covenants associated with this loan.
In June 2021, we entered into the following term loans with TGF:
•a €32.8 million loan bearing interest at 3.35% and maturing on July 7, 2027, and
•a €45.0 million loan with TGF maturing on November 14, 2024. On April 29, 2024, the loan was amended to: (i) increase the principal to €50.0 million bearing an interest rate of 4.80% and (ii) extend its maturity to June 11, 2029.
There are no financial covenants associated with these loans.
On November 15, 2024, we entered into a €150.0 million term loan with TGF, bearing interest at 3.20% and maturing on July 7, 2027. The proceeds of this term loan were used to settle €30.0 million borrowings then outstanding on the multicurrency revolving credit facility with TGF and the €120.0 million term loan with TGF maturing on November 15, 2024 as described above. There are no financial covenants associated with this loan.
For the above Euro denominated loans, and as further described below, we have entered into derivative transactions with reputable financial institutions to hedge the foreign currency risk and, in essence, convert the Euro denominated debt to U.S. Dollar debt.
Lease liabilities
As of December 31, 2024, we had lease liabilities totaling $68.4 million, with $29.2 million (43%) of that amount due in more than five years, $26.7 million (39%) due within one to five years, and $12.4 million (18%) due within one year. As of December 31, 2023, we had lease liabilities totaling $65.5 million, with $27.0 million (41%) of that amount due in more than five years, $26.7 million (41%) due within one to five years, and $11.7 million (18%) due within one year.
Derivative financial instruments
We use derivative financial instruments to manage foreign currency risks and interest rate exposures. As described above, term loans from related parties are Euro denominated while we primarily operate in U.S. Dollars. Cross-currency interest rate swaps and foreign exchange forward contracts are used to fix the U.S. Dollar cash flows (principal and interest) associated with Euro denominated term loans. In addition, foreign exchange forward contracts are used to mitigate the variation of the USD/Euro exchange rate for short-term intervals over the life of short-term Euro denominated obligations and short-term Euro denominated borrowings, including those made under the intercompany revolving credit facility described above.
To manage the foreign currency exchange rate risk associated with its Euro denominated term loans, we have entered into cross-currency interest rate swap agreements with third party financial institutions which fixed the:
•July 7, 2027 U.S. Dollar to Euro exchange rate at $1.05383 to €1.00 on a notional amount of €150.0 million. In addition, over the life of the agreements, we will receive Euro denominated fixed rate interest (weighted average 3.20%) on a notional amount of €150.0 million and pay U.S. Dollar denominated fixed rate interest (weighted average 5.30%) on a notional amount of $158.1 million.
•June 11, 2029 U.S. Dollar to Euro exchange rate at $1.07213 to €1.00 on a notional amount of €150.0 million. In addition, over the life of the agreements, we will receive Euro denominated fixed rate interest (weighted average 4.80%) on a notional amount of €150.0 million and pay U.S. Dollar denominated fixed rate interest (weighted average 6.83%) on a notional amount of $160.8 million.

__________________________________________________________________________________________________________

To manage the foreign currency exchange rate risk associated with short-term Euro denominated obligations, we have entered into short-term foreign exchange forward contracts with third party financial institutions which fixed the U.S. Dollar to Euro exchange rate on a:
•Notional amount of €35.6 million at $1.04258 to €1.00) with a value date of February 24, 2025.
•Notional amount of €10.0 million at $1.1222 to €1.00 with a value date of March 21, 2025.
Initial public offering
On February 10, 2025, the Company completed its initial public offering of 24,000,000 common shares (the "IPO"). The IPO was comprised of a primary offering of 9,000,000 newly issued common shares and a secondary offering of 15,000,000 existing common shares. The common shares were sold at an offering price of $16.00 per share, generating proceeds of approximately $136.8 million, after deducting underwriting discounts and other commissions. Our common shares began trading on the New York Stock Exchange on February 7, 2025 under the symbol "TTAM".
On March 11, 2025, the underwriters exercised a portion of their overallotment option to purchase 580,756 additional existing shares from TCI (the selling shareholder). The Company did not receive any additional proceeds from the sale of these shares. After completion of the IPO, the Company had 184,362,465 common shares issued and outstanding.
Cash Flows
The following table summarizes the net cash provided by and used in operating, investing and financing activities for the periods indicated:

	Years Ended December 31
	2024	2023	2022
($ in thousands)
Net cash provided by operating activities	$248,037	$227,125	$178,374
Net cash used in investing activities	(135,803)	(117,653)	(127,301)
Net cash used in financing activities	(123,326)	(117,779)	(21,661)
Net Cash provided by Operating Activities
During the fiscal year ended December 31, 2024, net cash provided by operating activities was $248.0 million primarily as a result of:
•Income before income taxes of $223.6 million, adjusted to exclude the effect of non-cash expenses, including $99.9 million of depreciation, depletion and amortization and $3.8 million of share-based compensation as well as finance cost of $27.6 million which, when paid, is classified as a cash flow used in financing activities.
•Net cash outflows of $43.5 million primarily arising from increases in operating assets, including higher inventory levels associated with higher production volumes and bulk purchases of raw materials and solid fuel.
•Income tax payments, net of income tax refunds of $67.9 million. Due to timing and calculation of tax prepayments under Greek tax law, cash outlays for income taxes are expected to exceed income tax expense in years where taxable income increases when compared to the preceding period.
During the fiscal year ended December 31, 2023, net cash provided by operating activities was $227.1 million primarily as a result of:
•Income before income taxes of $202.4 million, adjusted to exclude the effect of non-cash expenses, including $91.1 million of depreciation, depletion and amortization and $3.1 million of share-based compensation as well as finance cost of $23.2 million which, when paid, is classified as a cash flow used in financing activities.
•Net cash outflows of $42.3 million primarily arising from: (i) increases in operating assets, including higher inventory levels ($9.2 million) primarily associated with spare parts held in advance of 2024 maintenance campaigns, and (ii) reductions in

__________________________________________________________________________________________________________

operating liabilities, including lower accounts payable and accrued expenses ($33.9 million) primarily associated with the timing of payments to suppliers.
•Income tax payments, net of income tax refunds of $53.1 million. Due to timing and calculation of tax prepayments under Greek tax law, cash outlays for income taxes are expected to exceed income tax expense in years where taxable income increases when compared to the preceding period.
During the fiscal year ended December 31, 2022, net cash provided by operating activities was $178.4 million primarily as a result of:
•Income before income taxes of $79.7 million, adjusted to exclude the effect of non-cash expenses, including $87.7 million of depreciation, depletion and amortization and $2.1 million of share-based compensation as well as finance cost of $19.5 million which, when paid, is classified as a cash flow used in financing activities.
•Net cash outflows of $5.6 million primarily arising from: (i) increases in operating assets, including higher inventory levels ($40.6 million) primarily associated with increased quantities of finished goods and raw materials required to support market demand as well as increased unit costs resulting from higher manufacturing and purchased material costs, and (ii) increases in operating liabilities, including higher accounts payable and accrued expenses ($50.6 million) primarily associated with the timing of payments to suppliers.
•Income tax payments, net of income tax refunds of $5.3 million.
Net Cash used in Investing Activities
During the fiscal year ended December 31, 2024, net cash used for investing activities was $135.8 million, of which $135.4 million and $1.6 million was invested in property, plant and equipment and identifiable intangible assets, respectively.
    During the fiscal year ended December 31, 2023, net cash used for investing activities was $117.7 million, of which $117.1 million and $1.6 million was invested in property, plant and equipment and identifiable intangible assets, respectively.
During the fiscal year ended December 31, 2022, net cash used for investing activities was $127.3 million, of which $125.4 million and $2.9 million was invested in property, plant and equipment and identifiable intangible assets, respectively.
Net Cash used in Financing Activities
During the fiscal year ended December 31, 2024, net cash used in financing activities was $123.3 million, primarily due to:
•Interest paid of $25.4 million.
•Dividends and returns of capital paid to shareholders of $85.1 million and $51.6 million, respectively.
•Payments under lease liabilities of $9.5 million.
•Net settlements and collateral payments of $16.5 million made to financial institutions arising from derivative financial instruments.
•Repayments in excess of borrowings under third-party lines of credit totaling $25.0 million.
•Borrowings in excess of repayments from a related party (TGF) totaling $45.5 million.
During the fiscal year ended December 31, 2023, net cash used in financing activities was $117.8 million, primarily due to:
•Interest paid of $23.8 million.
•Dividends paid to shareholders of $33.8 million.
•Payments under lease liabilities of $12.2 million.

__________________________________________________________________________________________________________

•Net settlements and collateral payments of $14.7 million received from financial institutions arising from derivative financial instruments.
•Repayments in excess of borrowings under third party lines of credit totaling $70.0 million.
•Borrowings in excess of repayments from a related party (TGF) totaling $7.7 million.
During the fiscal year ended December 31, 2022, net cash used in financing activities was $21.7 million, primarily due to:
•Interest paid of $20.9 million.
•Payments under lease liabilities of $11.4 million.
•Net settlements and collateral payments of $19.3 million made to financial institutions arising from derivative financial instruments.
•Borrowings in excess of repayments under third party lines of credit totaling 32.2 million

C. Research and Development
Our innovation and technology efforts allow us to better meet customer needs for novel technologies, higher-performing materials and greater productivity. We will soon inaugurate the Titan America Innovation Hub (the “Innovation Hub”) located in Miami, Florida, to provide a collaboration space for innovators, startups, entrepreneurs and researchers to develop, launch and scale products and services for a safe, resilient and sustainable world. The Innovation Hub is closely linked to our product development and application laboratories network and informs and supports our innovation roadmap.
We provide technical services through an internal department (“Technical Services”). The primary mission of Technical Services is to assume a pivotal role as a technical expert specializing in cement product performance and its applications in concrete and masonry.
Acting as a liaison between operations, sales and management, Technical Services offers technical engineering guidance and aid in troubleshooting product performance issues for internal and external customers. The three primary functions of Technical Services are:
•Technical support to internal and external customers; technical assistance to cement sales and operations teams, including proposing parameters and processes for ready-mix plants to improve performance; assessing and resolving customer complaints; technical expertise for special products; and communication between the cement plant and customers.
•Product and knowledge management: Assisting with the introduction of new products to the market, supporting product development, providing input into future products and specifications, consolidating and disseminating product knowledge, offering technical support for litigation cases, identifying opportunities for product development based on the needs of the local market, recording industrial
•experience and interesting cases in databases, reviewing concrete raw materials and monitoring processes, applying specialized knowledge of the DOT and developing and disseminating technical presentations and product information.
•Quality management: Conducting a thorough analysis of customer claims and identifying root causes related to process or production conditions. Developing comprehensive quality training programs customized for internal and external customers to improving their understanding and application of quality standards. Working closely with the technical center to lead research and development initiatives to enhance product quality and performance. Carrying out regular quality-related plant technical reviews and audits.
We are a pioneer in developing and commercializing lower carbon, high-performing cement, enabled by manufacturing and material science innovations. We have fully converted from OPC to Type IL in our markets, which have up to 10% lower CO2 than OPC. We introduced BrightCem®, an industry-first ASTM C1157 performance-based cement with a high percentage of limestone for specialized end markets. We have obtained FDOT and Virginia Department of Transportation approval for Type IT ternary blended cement in our key markets, which feature up to 50% lower embodied CO2 than OPC. Looking to the future, we are pursuing the development of calcined clay, which is a next-generation, higher-performing SCM made with commonly available clays. Our

__________________________________________________________________________________________________________

Roanoke Cement Company was selected by the DOE to negotiate for funding to build a first-of-its-kind calcined clay production line in the United States to produce LC3.
We are conducting feasibility studies for CCUS facilities at both of our cement plants, including a project partially funded by the DOE’s CarbonSAFE program and a project partially funded by the Southeast Regional CO2 Utilization and Storage Acceleration Partnership. The CCUS projects are evaluating the feasibility of developing regional CO2 storage hubs at our cement plant sites that would ultimately provide access for carbon safe storage within geological features beneath the premises of the cement plants, avoid dependency on external CO2 distribution networks and reduce the logistics and transportation costs of captured CO2 from our cement plants. They could also serve as a CO2 storage hub for nearby industrial CO2 emitters. Pennsuco’s studies are already advanced to phase II of the CarbonSAFE program that includes detailed geological studies with deep core drilling exploration inside the plant’s property at a total cost of $11.5 million the majority of which is funded by DOE. Roanoke has already completed phase I with the development of a general geologic model and has applied for funding to proceed to phase II similar to Pennsuco. In addition to the scientific research, the projects include comprehensive community benefit plans, focusing on community and labor engagement, investments in job quality and a skilled workforce, diversity, equity, inclusion, accessibility and the Justice40 Initiative. The plans aim to develop a diverse list of community contacts, host engagement events and promote career opportunities in the CCS industry.
Both our Roanoke and Pennsuco plants have been certified to the ISO 50001 standard (Roanoke since 2018, Pennsuco since 2020), achieved TRUE Platinum certification for zero waste, and U.S. EPA Energy Star (the Roanoke Plant since 2007, Pennsuco since 2008).
Separation Technologies utilizes licensed, patented technology that processes dry powders and recycles waste streams sustainably and cost-effectively. ST also recycles coal combustion by-products and processes them into cementitious materials.
Our ready-mix concrete businesses create highly customized concrete mixes to meet the increasingly demanding expectations of our customers. Our GreenCrete® product line has third-party verified embodied CO2 contents well below industry averages. The embodied CO2 is the amount of CO2 associated with the production of any product, from raw material extraction until it leaves our plants. The embodied CO2 is quantified according to the Product Category Rules (“PCRs”) for cement and concrete and reported in an Environmental Product Declaration (“EPD”). PCRs and EPDs are in accordance with ISO standards and are recognized by our customers and government agencies such as EPA, Federal Highway Administration and General Services Administration. In accordance with ISO, the EPDs are third-party verified, which means we hired an independent organization to verify that our information is correct and in accordance with the PCRs.
Additionally, our extended joint spacing concrete mixes offer low shrinkage and high cracking resistance, accelerating construction time and reducing long-term maintenance costs by eliminating the need for joints in commercial and industrial warehouse floors, offering a compelling value proposition for advanced manufacturing facilities that utilize robotics or other automated operations. We offer a line of marine concrete mixes to meet the growing needs of coastal infrastructure across our footprint, including seawalls, bridges, tunnels, wind farms and artificial reefs. Our HPC mixes enable our customers to operate on the cutting edge of strength, durability and deflection for high-rise construction.
We are a consortium member of the South Florida Ready Tech Hub, an initiative by the U.S. Department of Commerce to catalyze commercialization technologies to adapt to the growing climate challenges of rising sea levels, extreme weather and growing energy demand.
Through a partnership with the Titan Group’s Corporate Venture Capital fund, we collaborate with some of the most innovative companies in our industry. An investment in Natrx, a North Carolina-based startup that combines remote sensing, digital manufacturing, and lower carbon cement to make 3D printed seawalls to protect coastal assets and ecosystem, expands the size of the available market in the areas in which we operate. Similar investments in North America include Rondo and Carbon Upcycling Technologies, each of which provides us with direct access to new technologies.

__________________________________________________________________________________________________________

Greencrete

Low Carbon Concrete Solution. Up to 70% CO_2 Reduction vs. Standard Concrete

Extended Joint Spacing

Designed for Super flat flooring to enhance usage of robotics

Marine Concrete

Anti-washout and increased corrosion resistance for seawalls, offshore windfarms, etc.

High Performance

Resilient Urbanization needs >12,000 psi concrete with enhanced durability

We have developed and sold patent-pending mixes for 3D concrete printing, an emerging and transformative technology that addresses construction labor shortages and lowers construction costs while enabling concrete to be used in new forms and functions.

D. Trend Information

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Policies and Estimates
Our annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Preparation of our consolidated financial statements requires our management to make judgments, estimates and assumptions that impact the reported amount of net sales and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when the estimate or assumption is complex in nature or requires a high degree of judgment and the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Management periodically reviews our estimates and adjusts these estimates when facts and circumstances dictate. To the extent there are differences between the estimates and actual results, our financial condition or results of operations may be materially affected.
An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We believe that our critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. The critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and the notes thereto and other disclosures included elsewhere in this document.
Our significant accounting policies are described in Note 1 to our audited consolidated financial statements included elsewhere in this document. Our critical accounting policies are described below.

__________________________________________________________________________________________________________

Property, plant and equipment
Our property, plant and equipment represent significant assets on the balance sheet and are critical to our ability to generate future economic benefits. These assets are stated at historical cost less accumulated depreciation and impairment losses. Land, with the exception of quarries, is carried at cost less any impairment losses.
The cost of property, plant and equipment includes expenditures directly attributable to the acquisition of the assets, as well as any environmental rehabilitation costs that have been recognized as a provision. We capitalize subsequent costs related to these assets when it is probable that they will provide future economic benefits and can be measured reliably. The carrying amount of any replaced parts is derecognized, while all other repairs and maintenance costs are expensed as incurred.
Depreciation is a significant estimate in the valuation of property, plant and equipment, and except for quarries and refurbishments, it is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

	Cement	Aggregates	Other
Land improvements	15 - 30	15	15
Building and improvements	25	25	25
Machinery and equipment	15 - 30	10 - 20	5 - 15
Mobile equipment	7 - 25	7 - 15	7
Marine equipment	20	20	n/a
Auto and truck	8	8	8
Furniture and fixtures	3 - 5	3 - 5	3 - 5
For quarries, depreciation is based on a depletion basis using the unit-of-production method, which is applied as the material extraction process advances. This method is based on proven and probable reserves and indicated and measured resources, ensuring that the depreciation expense matches the rate at which the economic benefits of the quarries are consumed.
The assets’ residual values, useful lives, and methods of depreciation are reviewed at each reporting date and adjusted if appropriate. If the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized immediately.
A one-year increase in the assumed asset lives would increase income before income taxes by $7.8 million for the fiscal year ended December 31, 2024. A one-year decrease in the assumed asset lives would decrease income before income taxes by $9.9 million for the fiscal year ended December 31, 2024.
Impairment tests of property, plant and equipment
Property, plant and equipment are tested for impairment upon the occurrence of internal or external indicators of impairment, such as changes in our operating business model or in technology that affects the asset, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their carrying amounts may not be recovered. In such cases, an impairment loss is recorded in the statements of income for the period when such determination is made. The impairment loss of an asset results from the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset. Impairment losses recognized are reviewed for possible reversal of the impairment at each reporting date.
Significant judgment by management is required to appropriately assess the fair values and values in use of these assets. Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of our products, the development of operating expenses, local and national economic trends in the construction industry, the long-term growth expectations in the different markets as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, we use, to the extent available, historical data plus the expected increase or decrease according to information issued by what we consider to be trusted external sources, such as national construction or cement producer associations and/or in governmental economic expectations.
Impairment of goodwill

__________________________________________________________________________________________________________

We conduct impairment tests of goodwill using the recoverable amounts of cash-generating units (“CGUs”), which are determined based on value-in-use calculations.
As of December 31, 2024, we have not recorded any impairment of goodwill or indefinite-lived intangible assets, as the recoverable amounts of our CGUs are estimated to exceed their respective carrying amounts. Goodwill and indefinite-lived intangible assets have been allocated to various CGUs, including the Mid-Atlantic and Florida business units, with total goodwill and indefinite-lived intangible assets amounting to $235.5 million for both the fiscal year ended December 31, 2024 and for the fiscal year ended December 31, 2023.
The recoverable amount of all CGUs has been determined based on value-in-use calculations that use pre-tax cash flow projections based on financial budgets and forecasts approved by management covering a five-year period. Cash flows beyond this period are extrapolated using estimated long-term growth rates. The value-in-use calculations are most sensitive to the following assumptions:
•Sales volumes
•Selling prices
•Long-term growth rates
•Discount rates
Management estimates sales volumes using independent industry forecasts and considers our market position relative to competitors. We assume weighted average sales volume compound annual growth rates ranging from 1.6% to 9.6% for our core operating activities for the 2025-2029 period.
For selling prices, we assume weighted average net realized selling price compound annual growth rates generally ranging from 0.6% to 3.4% for the same period. The growth rates reflect competitive supply dynamics and structural supply constraints in relevant markets.
Long-term growth rates are based on published industry research and demographic trends, such as population growth, household formation and economic output (among other factors), in the states where we operate. These rates also consider cement/concrete intensity in construction, which varies by state. As of December 31, 2024, long-term growth rates were estimated by management to be 2.4%.
Discount rates reflect the current market assessment of the risks associated with each CGU. The pre-tax discount rates used in the value-in-use calculations were 9.8% for the fiscal year ended December 31, 2024 and 9.2% for the fiscal year ended December 31, 2023.
We have analyzed the sensitivities of the recoverable amounts to reasonably possible changes in key assumptions. A 100 basis point increase in our discount rate or a 50 basis point decrease in our long-term growth rate would still result in significant headroom indicating our goodwill is not at risk of impairment. The detailed analyses have been reviewed by our management and did not reveal any scenarios that would result in the carrying values of the CGUs exceeding their recoverable amounts as of December 31, 2024.
Fair value measurements
Recurring fair value measurements are those that the accounting standards require or permit in the statement of financial position at the end of each reporting period. The estimated fair value under IFRS represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation (i.e., an exit price or a market-based measurement). The concept of exit value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1, as defined below, measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3, as defined below, measurements). The three levels of the fair value hierarchy are as follows:

__________________________________________________________________________________________________________

1)Level 1 – represents quoted prices (unadjusted) in active markets for identical assets or liabilities that we can access at the measurement date. A quoted price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.
2)Level 2 – are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of derivatives.
3)Level 3 – based on valuation techniques whereby all inputs having a material effect on the fair value are not derived from observable market data.
Critical judgment and estimates by management are required to appropriately identify the corresponding level of fair value applicable to each derivative instrument, as well as to assess the amounts of the resulting assets and liabilities, mainly in respect of Level 2 and Level 3, in order to account for the effects of derivative financial instruments in the financial statements.
Our derivative financial instruments are measured based on Level 2 inputs. Level 2 derivative financial instruments comprise cross currency interest rate swaps, interest rate swaps, foreign exchange forward contracts and natural gas futures.
We use a variety of valuation methods and make assumptions that are based on market conditions existing at each reporting date. The recorded fair values of these contracts are based on:
a)forward exchange rates that are quoted in an active market;
b)forward interest rates extracted from observable yield curves; and
c)natural gas prices, which are quoted in an active market.
Any gains or losses arising from changes in the fair value of derivatives are recorded directly in our Consolidated Income Statement, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income (OCI) and subsequently reclassified to profit or loss when the hedged item affects profit or loss.
Provisions for restoration, environmental and equipment removal obligations
Estimating site restoration, quarry rehabilitation and environmental costs involves inherent uncertainty due to unknown conditions, changing governmental regulations and legal standards regarding the liabilities, the length of the clean-up periods and evolving technologies. The restoration, environmental and remediation provisions reflect the information available to management at the time of determination of the liability and are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available.
We are required to restore the land used for quarries and processing sites at the end of their productive lives to a condition acceptable for the relevant authorities and consistent with our environmental policies. Provisions for restoration obligations, environmental and equipment removal are recognized when we have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.
Estimated costs associated with such rehabilitation activities represent management’s best estimate of expenditures required to settle the present obligation at the balance sheet date and are measured at the present value of future cash outflows expected to be incurred. Such cost estimates, initially expressed at current price levels, are adjusted for inflation (between 2.25% and 2.44% at December 31, 2024, between 2.34% and 2.89% at December 31, 2023 and between 2.35% and 3.00% at December 31, 2022) to reflect expected annual cost increases between the date of the estimate and the forecasted payment date. The estimates are then discounted to present value at a rate consistent with the duration of the liability. Where a closure and restoration obligation arises from quarry/mine development activities or relates to the decommissioning of property, plant and equipment, the provision can be capitalized as part of the cost of the associated asset (intangible or tangible). The capitalized cost is depreciated over the useful life of the asset and any change in the net present value of the expected liability is included in finance cost, unless it arises from changes in valuation assumptions. Each year, the provisions are increased to reflect accretion of the discount, with these charges recorded as a component of finance cost.

__________________________________________________________________________________________________________

Provisions associated with environmental damage represent the estimated future cost of remediation. Estimating the future costs of these obligations is complex and requires us to use our judgment. The estimation of these costs is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, currently enacted laws and regulations and prior experience in site remediation.
New and Amended Standards and Interpretations
New and amended accounting standards and interpretations are described in Note 1 to our audited consolidated financial statements included elsewhere in this document.
Material Weaknesses
We are not yet required to assess and conclude on the effectiveness of our internal control over financial reporting in a manner that meets the standards required by Item 308(a) of Regulation S-K, and we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies. However, during the preparation of our financial statements included elsewhere in this document we identified material weaknesses in our internal control over financial reporting. The PCAOB defines a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.”
We determined that we have a material weakness as we did not effectively design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting. This material weakness contributed to the following material weaknesses:
•We did not design and maintain effective controls related to the period-end financial reporting process, including controls over the preparation and review of account reconciliations and journal entries. Additionally, we did not design and maintain effective controls over the segregation of duties related to journal entries and account reconciliations, as certain personnel have the ability to both (i) create and post journal entries within our general ledger system and (ii) prepare and review account reconciliations without a review performed by someone without conflicting duties. The material weakness did not result in material misstatements to our consolidated financial statements.
•We did not design and maintain effective controls over the accuracy of price and quantity information for revenue recognition. Specifically, we did not design and maintain effective controls to (i) verify the invoiced quantity and price aligns with what was ordered by and agreed to with the customer, (ii) review and approve changes to quantities and prices and (iii) review and approve manual debit and credit memoranda.
•We did not design and maintain effective information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain sufficient:
ouser access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel;
oprogram change management controls to ensure that IT program and data changes are identified, tested, authorized and implemented appropriately;
ocomputer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and
oprogram development controls to ensure that new software development is tested, authorized and implemented appropriately.
These IT deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially

__________________________________________________________________________________________________________

impacting all financial statement accounts and disclosures. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.
None of the material weaknesses described above resulted in a material misstatement to our financial statements. Nevertheless, we recognize that each of the material weaknesses described above could result in misstatements to substantially all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. As a result, and in connection with our plan to become a public company, we commenced an internal control over financial reporting (“ICFR”) project in our 2023 fiscal year. As part of our ICFR project, we are in the process of developing a remediation plan designed to remediate each of the identified material weaknesses and we are making progress against this remediation plan; however, the material weaknesses described above will not be considered remediated until the action items arising out of the plan have been implemented and the new controls and procedures have been operating effectively for a sufficient period of time. While we will work to remediate the material weaknesses as quickly and efficiently as possible, we cannot at this time provide an expected timeline in connection with any remediation plan. These remediation measures may be time-consuming and costly and might place significant demands on our financial and operational resources.
As permitted under the U.S. securities laws, neither we nor our independent registered public accounting firm have performed or are required to perform an evaluation of the effectiveness of our internal control over financial reporting. In the future, we may identify additional material weaknesses in our internal control over financial reporting.
Failure to maintain effective internal control over financial reporting could result in misstatements in our financial statements that could lead to a restatement of our financial statements, cause us to fail to meet our reporting obligations or cause investors to lose confidence in our reported financial and other information, which may result in a decline in the market price of our shares.
Quantitative and Qualitative Disclosures About Market Risk
Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates and foreign currency exchange rates. Market risk refers to the risk of loss from adverse changes in market prices, foreign currency exchange rates and interest rates. The primary market risk we are exposed to is foreign currency exchange rate risk and interest rate risk. We have used derivative financial instruments to manage, or hedge, foreign currency exchange rate risk and interest rate risks related to our borrowings.
The majority of our debt obligations are denominated in Euros. As a result, we are exposed to foreign currency exchange rate risk arising from the conversion of Euro loan proceeds to U.S. Dollars at the borrowing date and the related obligation to repay the loans in Euros at maturity. To manage this exposure, the Company has entered into derivative financial instruments to offset its exposure to fluctuations in the Euro/U.S. Dollar exchange rate during the life of the loans as described above and in Note 9 to our audited consolidated financial statements included elsewhere in this document. The following table demonstrates the sensitivity of our profit before income tax to reasonable changes in foreign exchange rates (after taking into consideration the impact of outstanding economic hedges in place for Euro denominated borrowings and other obligations), with all other variables held constant:

Period Ended	Decrease in USD: Euro FX Rate	Effect on profit before tax (-/+)	Increase in USD: Euro FX Rate	Effect on profit before tax (+/-)
12/31/2024	5.0%	—	(5.0)%	—
12/31/2023	5.0%	—	(5.0)%	—
12/31/2022	5.0%	—	(5.0)%	—

As we have no material interest-bearing assets, our income and operating cash flows are not directly impacted by changes in market interest rates. Our interest rate risk arises from short-term and long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our policy for long-term borrowings will vary and is managed by us in coordination with TCI’s group treasury function. The following table demonstrates the sensitivity of our profit before income tax (considering the impact of the outstanding floating rate borrowings at the end of the period) to reasonable changes in interest rates, with all other variables held constant:

__________________________________________________________________________________________________________

Period Ended	Interest Rate Increase	Effect on profit before tax (-/+)	Interest Rate Decrease	Effect on profit before tax (+/-)
12/31/2024	1.0%	133	(1.0)%	(133)
12/31/2023	1.0%	403	(1.0)%	(403)
12/31/2022	1.0%	700	(1.0)%	(700)
While the derivative financial instruments described above are intended to lessen the impact of rising interest rates and adverse changes in foreign currency exchange rates, they also expose us to the risk that the other parties to the agreements will not perform. If this were to occur, we could incur significant costs associated with the settlement of the underlying obligations while we pursue the enforcement of derivative instrument agreements. In addition, an increase in interest rates could decrease the amounts third parties are willing to pay for our assets, thereby limiting our ability to change our portfolio promptly in response to changes in economic or other conditions.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the current members of the board of directors and Executive Officers of Titan America, their responsibility as a director or officer, age, the number of years they have served as a director or officer, and other principal business activities outside the Corporation as of December 31, 2024.
Board of Directors

Marcel Cobuz
Responsibility as a Director: •Chairman of the Board of Directors •Chairman, Nominating and Compensation Committee •Member, Finance Committee
Age: 53
Number of Years Served as a Director: 0 years
Principal Business Activities Outside Titan America: Executive Director, Titan Cement International SA
Brief Personal History:
2022 - Chairman Designate and Member, Titan Cement International SA’s Group Executive Committee
2018-2022 - Head of Europe and Group Innovation, Holcim

William John Antholis
Responsibility as a Director: •Member, Nominating and Compensation Committee
Age: 59
Number of Years Served as a Director: 0 years
Principal Business Activities Outside Titan America: Chief Executive Officer and Director, Miller Center
Brief Personal History:
2018-2024 - Director, Titan Cement International SA
2015-2024 - Trustee, American College of Greece
2004-2014 - Managing Director, Brookings Institution

__________________________________________________________________________________________________________

James “Jay” Bachmann
Responsibility as a Director: •Member, Audit and Risk Committee
Age: 56
Number of Years Served as a Director: 0 years
Principal Business Activities Outside Titan America: President, U.S. Interior Products Group, CertainTeed Corporation
Brief Personal History:
2024 - Board Member, Go Labs, Inc.
2020-2022 - General Manager, CertainTeed US Gypsum
2014-2020 - Chief Executive Officer and Board Member, Continental Building Products, Inc.

Michael Colakides
Responsibility as a Director: •Member, Nominating and Compensation Committee •Chair, Finance Committee
Age: 70
Number of Years Served as a Director: 0 years
Principal Business Activities Outside Titan America:
•Chief Financial Officer and Director, Titan Cement Company S.A.
•Chief Financial Officer and Director, Titan Cement International SA
•Managing Director, Titan Cement International SA

Brief Personal History:
2007-2013 - Deputy Chief Executive Officer - Group Risk Executive Officer, EFG Eurobank Ergasias S.A.
2000-2007 - Vice-Chair and Managing Director, Piraeus Bank S.A.
1994-2000 - Group Chief Financial Officer and Executive Member, Titan Cement Company S.A.
1979-1993 - Various senior leadership positions, Citibank Greece

Sandra Santos
Responsibility as a Director: •Chairman and Audit Committee Financial Expert, Audit and Risk Committee
Age: 53
Number of Years Served as a Director: 0 years
Principal Business Activities Outside Titan America: Director, Titan Cement International S.A.
Brief Personal History:
2014-2024 - Chief Executive Officer, BA Glass B.V.
2007-2014 - Chief Financial Officer, BA Glass B.V.

__________________________________________________________________________________________________________

Wim Van der Smissen
Responsibility as a Director: •Member, Audit and Risk Committee
Age: 64
Number of Years Served as a Director: 0 years
Principal Business Activities Outside Titan America: Chief Financial Officer, CFO Center
Brief Personal History:
2010-2020 - Vice President Finance & IT Europe, Bemis Europe Holdings, S.A. (later Amcor plc)
2007-2010 - Chief Financial Officer, Reynaers Aluminium
1983-2006 - Various positions, Unilever Belgium

Bill Zarkalis
Responsibility as a Director: •Member, Finance Committee
Age: 63
Number of Years Served as a Director: 0 years
Principal Business Activities Outside Titan America: None
Brief Personal History:
2010-2014 - Chief Financial Officer, Titan Cement Company S.A.
2008-2010 - Executive Director, Business Development and Strategic Planning, Titan Cement Company S.A.
Corporate Executive Officers
In addition to Bill Zarkalis, the six individuals set forth below are the current Corporate Executive Officers of Titan America as of December 31, 2024. Refer to “Board Practices” in Item 6.C.

Larry Wilt
Responsibility as an Officer: Chief Financial Officer
Age: 60
Number of Years Served as a Corporate Executive Officer: 25 years
Principal Business Activities Outside Titan America: None
Brief Personal History:
1996-2000 - Corporate Controller, Tarmac America, Inc.
1995-1996 - Manager, Internal Audit, Tarmac America, Inc.

John Christy
Responsibility as an Officer: Chief Legal Counsel
Age: 67
Number of Years Served as a Corporate Executive Officer: 9 years
Principal Business Activities Outside Titan America: None
Brief Personal History:
2011-2015 - Senior Vice President, General Counsel and Secretary, Owens Corning
1996-2011 - Various positions, Law Department, Owens Corning

__________________________________________________________________________________________________________

Dan Quirk
Responsibility as an Officer: Chief Accounting Officer
Age: 55
Number of Years Served as a Corporate Executive Officer: 0 years
Principal Business Activities Outside Titan America: None
Brief Personal History:
2023-2024 - Executive Vice President of Finance and Accounting, Fisker, Inc.
1991-2023 - Partner, Ernst & Young LLP

Robert Paxton
Responsibility as an Officer: Chief Human Resources Officer
Age: 51
Number of Years Served as a Corporate Executive Officer: 0 years
Principal Business Activities Outside Titan America: None
Brief Personal History:
2018-2024 - Senior Vice President, Human Resources and Chief Human Resources Officer, Masonite International Corporation
2016-2018 - Vice President, Business Integration, Owens Corning
2013-2016 - Vice President, Human Resources, Owens Corning
2010-2013 - Vice President, Talent Management & Corporate Human Resources, Owens Corning
2008-2010 - Senior Vice President, Human Resources, Broadwind Energy Inc.
2007-2008 - Vice President, Global Human Resources, Whirlpool Corporation

Kevin Baird
Responsibility as an Officer: President, Titan Mid-Atlantic
Age: 57
Number of Years Served as a Corporate Executive Officer: 8 years
Principal Business Activities Outside Titan America: None
Brief Personal History:
2013-2017 - Senior Vice President of Ready-Mix Operations and Florida Concrete Products, Titan America LLC
2011-2013 - Vice President, Cement and Aggregate Operations - Florida Business Unit, Titan America LLC

Randy Dunlap
Responsibility as an Officer: President, Titan Florida
Age: 70
Number of Years Served as a Corporate Executive Officer: 11 years
Principal Business Activities Outside Titan America: None
Brief Personal History:
2010-2014 - President of Separation Technologies and Essex Cement, Titan America LLC
2005-2010 - Various positions, Separation Technologies, Titan America LLC
1990-2005 - Various positions, Holcim (US) Inc.
     Bill Zarkalis, Larry Wilt, John Christy, Dan Quirk, Robert Paxton, Kevin Baird and Randy Dunlap are engaged on a full-time basis by Titan America. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

__________________________________________________________________________________________________________

B. Compensation

Under Belgian law requirements, Titan America is required to disclose, in the clarification on its annual accounts, the aggregated compensation awarded to its directors. We are under no Belgian law obligation to disclose individual executive compensation awarded to our Executive Officers under Belgian law.
(1) Total amounts of remuneration for Directors and Corporate Executive Officers and the number thereof
The aggregate value of amounts paid or granted (as applicable) to our Directors and Corporate Executive Officers for the immediately preceding fiscal year is $7,801,206.
(2) Amounts of remuneration for Directors on an individual basis
Board of Director Compensation
During Titan America’s 2024 fiscal year, we did not maintain any director compensation plan or program. We have adopted a director compensation policy as follows.

Compensation	Independent Directors Share-Based Compensation

Each independent director will receive $175,000 gross per annum for the 2025 fiscal year for their service as a member of the board of directors (as approved by the general meeting of Titan America). Independent directors will not be entitled to additional compensation for their membership in the board committees.
The remuneration of the independent directors will consist of:
•  a board cash retainer, which represents 50% of their total annual board compensation ($87,500); and
•  an annual share-based compensation, which represents 50% of their total board compensation ($87,500).
There is no performance-based variable pay or pension provided to independent directors.
Non-independent directors will not receive cash or share-based compensation due to their membership on the board of directors.

To further align the interests of the independent directors of the board of directors with those of shareholders, part of the approved total compensation for the independent directors is expected to be granted in the form of restricted share units that are settled after paying a nominal purchase price.
The number of restricted share units will be based on the annual share-based compensation and the average Company share closing price during the last seven trading days of March of the grant year.
A vesting period is expected to be one year, subject to the independent director’s continued service.
Stock Ownership: Independent directors are expected to build and maintain a minimum threshold in company shares of a fixed multiple of 1x annual cash retainer, and they have five years to comply.

(3) Basic policy regarding Director and Senior Executive remuneration
Objectives and Design of Our Compensation Policy
Titan America’s Nominating and Compensation Committee has adopted a compensation policy that is designed to attract, reward and retain qualified, high-caliber executives who drive our business strategy forward, build value for our shareholder through sustainable growth, with responsibility and integrity, and serve the needs of society, with respect for the environment.

__________________________________________________________________________________________________________

The policy is structured around providing competitive short-term cash compensation through base salaries and bonuses and long-term incentives (“LTIs”) to promote retention and growth.
Key Elements of Our Compensation Program
Our compensation program consists of three key elements: base pay, short-term (annual) incentives and LTIs. The Nominating and Compensation Committee will review these compensation elements regularly. The following describes the compensation arrangements that will generally be afforded to our senior executives, which will generally be sourced from the current, applicable plan documents and certain employment agreements that will contain terms and conditions related to compensation and benefits.
a) Base Pay. Based on market practices, we believe it is appropriate that a minimum portion of total direct compensation be provided in a form that is fixed, aiming to pay fairly and reasonably for the best and most appropriate person for the role, taking into account the level of responsibility, as well as the knowledge and experience required to deliver upon expectations, while ensuring that we pay no more than necessary, always supporting our long-term interests and ensuring sustainability. Base pay levels will be set considering pay at other companies of similar size in relevant markets for roles of similar scope and responsibility. Base pay will normally be reviewed, but not necessarily increased, annually. Decisions regarding base pay will be influenced by the individual’s performance and experience, our performance, the individual’s role and responsibilities and the geographic location of the individual.
b) Short-Term (Annual) Cash Incentives. We believe that an annual incentive opportunity is necessary to attract and reward our senior executives for meeting annually set performance goals throughout our financial year. The aim of this compensation element is to focus on our short-term performance and to recognize the achievement of our annual performance targets at both a collective and an individual level, whilst safeguarding our safety standards. Short-term incentives for our senior executives will be based on a percentage of the employee’s base salary. The percentage relative to the Annual Base Salary (“ABS”) will increase with job size and is expected to reach up to 100% of ABS for on-target achievement.
The allocation of weight between collective and individual targets will depend on the job. Collective targets will comprise of financial and safety targets. Individual targets will be linked to the objectives in each executive’s specific areas of responsibility. In case of overachievement, the collective financial part of the short-term incentive will be capped at 130% of target and the individual part at 150% of target (no overachievement applies for the collective safety part).
The short-term cash incentive will be disbursed in the year subsequent to achieving the established targets as follows: the calculation of the short-term incentive will take place once a year and will be based on the annual business results of the previous year and the annual performance appraisals; the short-term incentive will be settled and delivered after the final business results have been officially announced, with no deferral requirements.
c) LTIs. We believe a long-term incentive program that comprises a substantial portion of each executive’s total direct compensation opportunity is necessary to attract, retain and reward our senior executives in consistency with market practices. The LTIs will provide an incentive to contribute to improving share performance in the long term, in alignment with the interests of the shareholders and delivering long-term sustainable performance.
Awards will be offered through a two-tiered long term incentive program: (a) Restricted Share Units (RSUs) and (b) Performance Share Units (PSUs), in each case, subject to a nominal purchase price before settlement. RSUs vest over time and PSUs vest based on the achievement of Company-determined performance metrics and, in each case, are generally subject to continued employment or service.
Security Ownership of Certain Beneficial Owners and Management
None of our senior executives or Titan America’s directors hold any equity or equity-based incentive interests in the Company, and to the extent that changes, we will provide updates to our disclosure as required.
Under the new two-tiered long term incentive program, our senior executives are expected to retain, on a rolling five-year basis, at least 20% of their total vested awards. Our senior executives have five (5) years to reach this requirement from the later of (i) January 1, 2025 and (ii) their applicable date of hire.
Pension and Similar Retirement Benefits

__________________________________________________________________________________________________________

We do not maintain a pension plan for our senior executives or directors. We sponsor a defined contribution retirement and 401(k) savings plan, which covers substantially all of our employees.
Equity Program (LTI)
•On March 19, 2025, we adopted the Titan America SA 2025 Omnibus Incentive Plan to provide awards of equity incentives to our employees (including our senior executives) and our directors.
The individual awards granted are expected to be based on each participant’s position, fixed salary, individual performance and potential for development. We intend for awards to be offered through a two-tiered incentive program: (a) RSUs and (b) PSUs.
Restricted Share Units: Awards are expected to be granted to participants in the form of RSUs that are settled after paying a nominal purchase price. RSUs are rights to receive common shares once vested. The grant of the number of RSUs will be determined based on the value of the share at the time of grant. The vesting period for the initial grants of RSUs to be three years, subject to continued employment.
Performance Share Units: Awards are expected to be granted to participants in the form of PSUs that are settled after paying a nominal purchase price. PSUs are rights to receive common shares once vested; the vesting and settlement will be linked to actual performance against pre-set KPIs. The number of PSUs will be determined based on the value of our common shares at the time of grant. The performance period for the initial grants of PSUs is expected to be three years. Payout at threshold performance is expected to be 50% of the granted number of PSUs, target payout is expected to be 100% of the granted number of PSUs, and in case of overachievement (stretch), payout is expected to be capped at 150% with linear calculation of payout between each of these three levels of achievement, subject to continued employment.
For specific Titan America senior executives, part of their individual LTI award may be granted in the form of TCI common shares subject to the approval of TCI’s respective bodies.
Board Discretion
The board of directors maintains the right, subject to a recommendation by the Nominating and Compensation Committee, to adjust:
•the agreed-upon target parameters (including KPIs and target ranges) in situations that are, or are reasonably expected to be, materially adverse to our business, operations, assets or business prospects. These circumstances may encompass, but are not restricted to, instances of a widespread economic crisis, fiscal or regulatory changes and natural disasters that would likely result in a significant change in the defined target parameters.
•targets, including in connection with one or more acquisitions or divestments.
In such instances, where there is a foreseeable and substantial change in the predefined target parameters, the board of directors holds the authority to recalibrate these parameters in alignment with the objectives of a reviewed management program. This approach is aimed at safeguarding the interests of all stakeholders associated with us.

C. Board Practices

General
Composition of Titan America’s Board of Directors
Under Titan America’s articles of association, Titan America’s board of directors consists of at least three directors. Titan America’s board of directors is currently comprised of seven directors. We do not have any service contracts with our directors providing for benefits upon termination of employment.
Director Independence and Controlled Company Exception

__________________________________________________________________________________________________________

As a foreign private issuer and controlled company, under the listing requirements and rules of the NYSE, Titan America is not be required to have a board of directors comprised of a majority of independent directors, except that Titan America’s Audit and Risk Committee is required to consist fully of independent directors, subject to certain phase-in schedules. Titan America does not expect to rely on this exemption and a majority of its board of directors are independent.
Titan America’s board of directors designates which directors qualify as “independent directors” as determined under the current listing requirements and rules of the NYSE and taking into account any applicable committee independence standards. In making such determination, Titan America’s board of directors has considered the relationships that each non-executive director has with us and all other facts and circumstances Titan America’s board of directors deems relevant in determining each director’s independence.
As a controlled company, under the listing requirements and rules of the NYSE, Titan America is also exempted from the requirement that its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors and that it adopts a written charter or board resolution addressing the nominations process. Titan America utilizes these exemptions and expects that its controlling shareholder will nominate directors.
Committees of the Board of Directors
Titan America has an Audit and Risk Committee, a Nominating and Compensation Committee and a Finance Committee, with each committee having a written charter.
Audit and Risk Committee
The Audit and Risk Committee of Titan America’s board of directors (the “Audit and Risk Committee”) comprises of Sandra Santos, Wim Van der Smissen and Jay Bachmann, and is chaired by Sandra Santos. Titan America’s board of directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the Audit and Risk Committee, of the NYSE and the SEC, or qualifies for a relevant exemption therefrom. Michael Colakides serves as a non-independent, non-voting observer to the Audit and Risk Committee. Titan America’s board of directors determined that the members of the Audit and Risk Committee are “financially literate” within the meaning of the NYSE rules. Sandra Santos is the audit committee financial expert as defined by the SEC rules.
Titan America’s board of directors established a written charter setting forth the purpose, composition, authority and responsibility of the Audit and Risk Committee, consistent with the rules of the NYSE and the SEC. The principal responsibilities and duties of the Audit and Risk Committee include:
•reviewing the effectiveness and adequacy of our internal controls;
•reviewing financial and accounting personnel succession planning;
•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that Titan America files with the SEC;
•designing, implementing and overseeing the internal audit function;
•reviewing the effectiveness, scope and performance of activities of the independent registered public accounting firm and the internal audit function;
•reviewing significant changes in accounting policies;
•selecting the independent registered public accounting firm and confirming its independence;
•reviewing our policies with respect to risk assessment and risk management;
•reviewing with management our earnings releases;

__________________________________________________________________________________________________________

•monitoring our compliance with legal and regulatory requirements
•overseeing hedging and pledging policies; and
•pre-approving audit and non-audit services provided by the independent registered public accounting firm.
Titan America’s Audit and Risk Committee has access to all of our books, records, facilities and personnel and may request any information about us as it may deem appropriate. It also has the authority in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.
Titan America’s Audit and Risk Committee also reviews its policies and procedures for reviewing and approving related-party transactions, and it is responsible for reviewing and approving all related-party transactions. For additional information, refer to “Item 7. Major Shareholders and Related Party Transactions.”
Clawback Policy
Titan America’s Nominating and Compensation Committee has approved a new Policy for the Recovery of Erroneously Awarded Compensation (the “Clawback Policy”) to comply with the final clawback rules adopted by the SEC under Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and the other associated listing standards.
We are required to claw back erroneously awarded incentive-based compensation from our current and former senior executives (“Covered Officers”) if we are required to prepare an accounting restatement.
The recovery of such compensation under the Clawback Policy will apply regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. The Nominating and Compensation Committee oversees the administration of the Clawback Policy. A copy of Titan America’s Clawback Policy is filed as an Exhibit 97.1 to this Form 20-F.
Nominating and Compensation Committee
Titan America’s nominating and compensation committee of the board of directors (the “Nominating and Compensation Committee”) comprises of Michael Colakides, Marcel Cobuz and William Antholis and is chaired by Marcel Cobuz. So long as the Titan Group beneficially owns more than a majority of the voting power for the election of directors and Titan America remains a “controlled company,” it will not be required to have a Nominating and Compensation Committee comprised entirely of independent directors, and currently has one non-independent director on its Nominating and Compensation Committee. Titan America’s board of directors established a written charter setting forth the purpose, composition, authority and responsibility of the Nominating and Compensation Committee consistent with the rules of the NYSE and the SEC. The Nominating and Compensation Committee’s purpose is to assist the board in its oversight of executive compensation, management development and succession, director nominations and compensation and executive compensation disclosure. The principal responsibilities and duties of the Nominating and Compensation Committee includes:
•reviewing and approving compensation policies and practices for our executive officers;
•reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and our other executive officers;
•reviewing as necessary our compensation programs, policies and practices with respect to risk assessment;
•reviewing performance and establishing the total compensation for our Chief Executive Officer and other senior executives;
•administering equity-based compensation plans or long-term incentive plans;
•reviewing compensation disclosure for inclusion in SEC filings;
•reviewing the terms of employment agreements, severance agreements, change in control agreements and other compensatory arrangements;

__________________________________________________________________________________________________________

•reviewing and recommending to the board of directors the adoption of or changes to the compensation of the our directors;
•reviewing executive stock ownership guidelines and overseeing our clawback policy;
•reviewing and recommending candidates for director, consistent with criteria identified by the board of directors;
•determining director independence;
•reviewing candidates recommended by shareholders;
•conducting the appropriate and necessary inquiries into the backgrounds and qualifications of potential director candidates;
•recommending members and chairs of the committees of the board of directors;
•considering and making recommendations regarding the composition and size of the board of directors and determining the relevant criteria for board membership;
•reviewing the structure and composition of the committees of the board of directors to make recommendations to the board of directors regarding the appointment of directors to serve as members of each committee and the appointment of chairs of such committees;
•reviewing proposals submitted by shareholders for inclusion in our management information circular and recommending to the board of directors appropriate action; and
•in consultation with the board of directors overseeing retention, leadership development and succession planning for the Chief Executive Officer and other key executive officers.
Refer to “Item 6.B. Compensation” for further information on the process by which compensation for our executive officers will be determined.
Finance Committee
Titan America’s finance committee of the board of directors (the “Finance Committee”) comprises of Bill Zarkalis, Marcel Cobuz and Michael Colakides and is chaired by Michael Colakides. Titan America’s board of directors established a written charter setting forth the purpose, composition, authority and responsibility of the Finance Committee. The Finance Committee’s purpose is to review our capital structure and capital allocation, financial policies, practices and strategies, and take such action and make such reports and recommendations to our board of directors as it deems advisable.

D. Employees

Our employee base for Titan America’s 2024 fiscal year consisted of 2,742 employees, spread across the United States. Our employee population is divided into our Florida business unit with 1,624 employees, our Mid-Atlantic business unit with 925 employees, our STET business unit with 23 employees and our corporate support functions with 170 employees. Our headcount decreased from the end of fiscal year 2020 to the end of fiscal year 2021 from 2,315 to 2,303 because of joint venture employees in our Mid-Atlantic business unit leaving our headcount but increased to 2,388 by the end of fiscal year 2022. At the end of fiscal year 2023, we had 2,550 employees. We have not had a significant number of temporary employees over the last three years. We maintain good relationships with all representative employee unions.

E. Share Ownership

The following table presents certain information as of April, 1 2025 with respect to the beneficial ownership of our common shares by:
•each person known by us to beneficially own more than 5% of our common shares;

__________________________________________________________________________________________________________

•each of Titan America’s directors;
•each of our named executive officers; and
•all of our executive officers and directors as a group.
We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, to our knowledge, based on information furnished to us, the persons and entities named in the table have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws.
The percentage of beneficial ownership is based on 184,362,465 common shares, which is the number of common shares outstanding as of April 1, 2025. All holders of our common shares will have the same voting rights.
The address for each officer listed in the table is 5700 Lake Wright Drive, Suite 300, Norfolk, Virginia 23502 and for our directors listed in the table is 1000 Bruxelles, Square de Meeûs 37, Belgium.

Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage
Titan Cement International SA	159,781,709	87%
Named executive officers and Titan America’s directors:
Michael Colakides	—	—
Bill Zarkalis	—	—
Larry Wilt	—	—
John Christy	—	—
Dan Quirk	—	—
Robert Paxton	—	—
Kevin Baird	—	—
Randy Dunlap	—	—
Marcel Cobuz	—	—
William John Antholis	—	—
James Bachmann	—	—
Sandra Santos	—	—
Wim Van der Smissen	—	—

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2024, thus prior to the IPO and the issuance of the new shares under the IPO, there were 175,362 common shares outstanding. Out of the total outstanding shares, all common shares were held by Titan Cement International SA, who

__________________________________________________________________________________________________________

was an exclusive and major shareholder. At April 1, 2025, as Titan Cement International SA owns approximately 87% of our outstanding common shares, it continues to have significant control over our business and affairs and matters being presented for approval by our shareholders. In addition, Titan Cement International SA continues to consolidate our financial results in its consolidated financial statements.
As far as is known by Titan America, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Titan America.
To the knowledge of Titan America, there were no significant changes in the percentage ownership held by any other major beneficial shareholders during the past three fiscal years (given that we have not had other major shareholders prior to the IPO). Major shareholders of Titan America do not have different voting rights from other shareholders.

B. Related Party Transactions

We have entered into the related party transactions as described below.
All U.S. dollar equivalents in this section are calculated at the exchange rate prevailing on the date to which the corresponding foreign currency amount refers.
Shared Services Agreement
Many key services required by us for the operation of our business are provided by the Titan Group. In February 2025, we have entered into a shared services agreement with Titan Cement Company S.A., on behalf of itself and its affiliated entities, for an initial term of five years with an option to renew for additional two-year periods. Under the terms of this shared services agreement, Titan Group will provide us with services relating to corporate functions such as information technology, engineering, accounting, certain additional legal, treasury and investor relations support, human resources, tax, employee benefits and incentives and corporate communications, as well as regulatory and anti-fraud compliance.
We expect some of these services to be provided for longer or shorter periods than the initial term upon mutual agreement of both parties. The shared services agreement may be automatically extended for additional consecutive two-year periods. Any termination of the shared services agreement by Titan Cement Company S.A. would constitute a breach of the agreement and could potentially result in damages being awarded to us.
The fees for each of the services provided under the shared services agreement are generally based on costs incurred for the provision of the services plus a mark-up of 5%. Although the parties to the shared services agreement seek to implement terms that are consistent with those that could have been negotiated with an independent third party through arm’s length negotiations, the terms of such agreement may later prove to be more or less favorable than arrangements that we could obtain from unaffiliated service providers in the future.
Titan Global Finance PLC Revolving Credit Facility
On April 10, 2017, Titan America LLC entered into a €250.0 million ($279.9 million U.S. dollar equivalent) multicurrency borrowing facility with TGF, an affiliate of Titan Group. On July 10, 2019, the borrowing facility was amended to increase the commitment to €340.0 million ($380.7 million U.S. dollar equivalent), which was then reduced to €100.0 million ($110.5 million U.S. dollar equivalent) by an amendment dated April 29, 2020 and subsequently increased to €130.0 million ($145.5 million U.S. dollar equivalent) by an amendment dated July 31, 2024. In January 2022, the termination date of the borrowing facility agreement was extended by four years to January 30, 2026. This multicurrency borrowing facility bears interest at a variable rate based on the currency and term of the drawdown, permits drawdowns and repayments and has no financial covenants.
As of December 31, 2024, the amount drawn on the facility was €12.8 million ($13.3 million U.S. dollar equivalent). As of December 31, 2023, the amount drawn on the facility was €36.5 million ($40.3 million U.S. dollar equivalent).
Titan Global Finance PLC Notes and Term Loans

__________________________________________________________________________________________________________

In December 2017, Titan America LLC entered into a €150.0 million ($167.9 million U.S. dollar equivalent) note payable with TGF, an affiliate of Titan Group, maturing on November 15, 2024. In April 2022, Titan America LLC repaid €30.0 million ($33.6 million U.S. dollar equivalent) of this note. As of December 31, 2023, €120.0 million ($134.4 million U.S. dollar equivalent) remained outstanding bearing interest at 3.05%. On November 15, 2024, we repaid this loan.
In March 2018, Titan America LLC entered into a €75.0 million ($84.0 million U.S. dollar equivalent) note payable with TGF maturing on November 15, 2024. On April 29, 2024, this note was amended to: (i) increase the principal amount to €100.0 million ($110.5 million U.S. dollar equivalent) bearing an interest rate of 4.80% and (ii) extend its maturity to June 11, 2029.
In June 2021, we entered into the following term loans with TGF:
•A €32.8 million ($36.7 million U.S. dollar equivalent) loan bearing interest at 3.35% and maturing on July 7, 2027, and
•A €45.0 million ($50.4 million U.S. dollar equivalent) loan with TGF bearing interest at 3.15%, which was revised to 3.05% in December 2022, and maturing on November 14, 2024. On April 29, 2024, the loan was amended to: (i) increase the principal to €50.0 million ($56.0 million U.S. dollar equivalent) bearing an interest rate of 4.80% and (ii) extend its maturity to June 11, 2029.
On November 15, 2024, we entered into a €150.0 million note payable with TGF, bearing interest at 3.20% and maturing on July 7, 2027. The proceeds of this loan were used to settle €30.0 million of borrowings then outstanding on the multicurrency revolving credit facility with TGF and the €120.0 million balance on the term loan with TGF that matured on November 15, 2024.
None of the term loans with TGF contain financial covenants.
Revolving Credit Facilities Guaranteed by TCI
Titan America LLC has the following three credit facilities, which are each guaranteed by TCI:
Titan America LLC has a committed borrowing facility with Wells Fargo Bank, National Association totaling $45.0 million of which $20.0 million is also available for the issuance of letters of credit. As of December 31, 2024, Titan America LLC had $7.1 million in letters of credit outstanding with $37.9 million of available capacity. As of December 31, 2023, Titan America LLC had $7.7 million in letters of credit outstanding with $37.3 million of available capacity.
In addition to the committed credit facility described above, Titan America LLC has an uncommitted borrowing facility with HSBC Bank USA, National Association totaling $40.0 million of which the full amount is also available for the issuance of letters of credit. As of December 31, 2024, Titan America LLC had $4.5 million in letters of credit outstanding under this facility and $10.0 million in borrowings, with $25.5 million of available of capacity. As of December 31, 2023, Titan America LLC had $4.8 million in letters of credit outstanding under this facility and no borrowings, with $35.2 million of available capacity.
Titan America LLC has an additional uncommitted credit facility with Citibank, N.A. totaling $60.0 million, none of which is available for the issuance of letters of credit. As of December 31, 2024, there was $15.0 million in borrowings outstanding, with $45.0 million available for borrowing. As of December 31, 2023, there were no borrowings outstanding under this facility and the full $60.0 million capacity remained available for borrowing.
For more information on these credit facilities, see “Item 5.B. Liquidity and Capital Resources—Revolving Credit Facilities with Banks.”
Intragroup Cash Management Agreement
On February 1, 2024, we entered into a cash management agreement with TGF. The agreement is effective until either party provides written notice of termination. Pursuant to this agreement, our two existing HSBC UK bank accounts, one denominated in U.S. dollars and one denominated in Euros, are funded when there are negative daily balances. Fundings are subject to maximum borrowing limits of $15.0 million and €15.0 million, respectively. Conversely, when there are cash balances in either account, these funds are swept as a deposit into the TGF concentration account. There are no deposit limits.

__________________________________________________________________________________________________________

With respect to borrowings made under the cash management agreement, we bear a daily interest charge based on the benchmark rates of the European Central Bank (“ECB”) Main Refinancing Rate (for Euro borrowings) and the U.S. Federal Reserve Federal Funds Target Rate (for U.S. dollar borrowings), plus an applicable margin.
With respect to deposits made under the cash management agreement, we receive a daily interest credit based on the benchmark interest rates of the ECB Deposit Facility Rate (for Euro deposits) and the U.S. Federal Reserve Federal Funds Target Rate (for US dollar deposits), minus an applicable margin.
Company funds on deposit with TGF under the cash management agreement are due upon demand from us. Amounts borrowed from TGF under the cash management agreement may be repaid (in whole or in any part) at our discretion. Following written notice of termination, outstanding borrowings from TGF under the cash management agreement are due upon demand from TGF.
We had $6.1 million in outstanding borrowings under this agreement as of December 31, 2024.
Cement and Cementitious Products Supply Agreements
On a yearly basis, Titan America LLC, or its subsidiaries, enter into ordinary course of business supply agreements under the master supply agreement with Titan Cement Company S.A., an affiliate of TCI, for the purchase of a predetermined amount of cement and cementitious products for the following year at a price based on the arm’s length principle in accordance with the U.S. transfer pricing rules and the relevant OECD guidelines. For fiscal years ended December 31, 2024, 2023 and 2022, Titan America LLC purchased cement for a cost of $103.3 million, $107.1 million and $84.2 million, respectively.
Funding Arrangements Agreement
In February 2025, we have entered into a funding arrangements agreement by and among Titan America, Titan America LLC, Titan Cement International, Titan Atlantic and Titan Global Finance PLC for an initial term of five years. The funding arrangements agreement may be automatically extended for additional consecutive two-year periods. This funding arrangements agreement provides that so long as the terms and conditions are favorable, Titan America LLC will continue using funding sources provided by: i) Titan Global Finance PLC, including but not limited to borrowing arrangements and ii) Titan Cement International as far as guarantees of third-party loans are concerned and subject to a guarantee fee. Titan America LLC will continue participating in the Intragroup Cash Management Agreement, while Titan America and Titan Atlantic will also have access to these funding sources pursuant to the agreement.
STET Divestiture
On January 1, 2025, Titan America LLC divested its STET segment in a sale for cash to Titan Cement Netherlands B.V., a wholly-owned subsidiary of Titan Cement International. Settlement occurred and proceeds totaling approximately $5.4 million were received in March 2025. The STET segment is immaterial to the results of operations, financial position and cash flows of the Company.
STET Licensing Agreements
The ST fly ash sources where the proprietary fly ash beneficiation process has been installed are facilities which are owned and operated by ST and are co-located at power plant sites that are owned by a host electric utility. These fly ash sources are located in Baltimore MD, York Haven PA and Tampa FL. ST pays no per ton fees to the STET segment at its fly ash sources that do not utilize the proprietary fly ash beneficiation process. In June 2024, the intellectual property associated with the proprietary technology that then resided within ST was transferred from ST to ST Equipment & Technology LLC, a legal entity within the STET segment. For more information on the proprietary fly ash beneficiation process and relationship between ST and ST Equipment & Technology LLC, see “Item 4.B. Business Overview—Digital Transformation.”
Related Party Transactions Approval Policy
Our Audit and Risk Committee has the primary responsibility for reviewing and approving related party transactions which are transactions between us and related persons in which the aggregate amount involved exceeds or is expected to exceed $120,000 and in which a related person has or may have a direct or indirect material interest. We have adopted a written policy with respect to

__________________________________________________________________________________________________________

the review and approval of related party transactions as well as an Audit and Risk Committee charter delegating to the Audit and Risk Committee the authority to review and approve any related party transactions.
C. Interests of Experts and Counsel

Not Applicable

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes of the consolidated financial statements.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We intend to pay quarterly dividends (or, as the case may be, repayment of issue premium, as set out below) to our shareholders on a pro-rata basis. Any recommendation by our board of directors to the general shareholders’ meeting to declare and pay dividends and any decision by our board of directors to declare and pay interim dividends in the future will be made at its discretion and will depend on, among other things, our results of operations, financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our current and future debt agreements, industry practice, legal requirements (including those noted below under Belgian law), cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may continue to be, limited by covenants of our current and future indebtedness, and on our ongoing ability to generate cash from operations and access to the capital markets. Accordingly, we may not declare or make, or may have to reduce or eliminate, payments of any dividends. Investors should not purchase our common shares with the expectation of receiving cash dividends.
Furthermore, we have sufficient issue premium that allows us to retain the possibility of carrying out a consistent distribution policy, through the repayment of (part) of the issue premium per common share (which can be decided upon by our general meeting subject to a simple majority). Any recommendation by our board of directors to the general shareholders’ meeting to repay (part of) the issue premium, is contingent on the factors as set out above.
All of our common shares have the same dividend rights as all of our other outstanding common shares. In general, distributions of dividends proposed by our board of directors require the approval of our shareholders at a shareholders’ meeting, although our board of directors may declare interim dividends without shareholder approval, subject to the terms and conditions of the Belgian Code on Companies and Associations.
Our ability to distribute dividends in the future is also subject to availability of sufficient distributable profits as defined under Belgian law on the basis of our stand-alone statutory accounts prepared in accordance with Belgian GAAP. In particular, dividends can only be distributed if following the declaration and issuance of the dividends the amount of our net assets on the date of the closing of the last financial year as follows from the statutory non-consolidated financial statements (i.e., summarized, the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all in accordance with Belgian accounting rules, and, save in exceptional cases, to be mentioned and justified in the notes to the annual accounts, decreased with the non-amortized costs of incorporation and extension and the non-amortized costs for research and development), does not fall below the amount of the paid-up capital (or, if higher, the issued capital), increased with the amount of non-distributable reserves (which include, as the case may be, the unamortized part of any revaluation surpluses).

__________________________________________________________________________________________________________

In addition, pursuant to Belgian law and our articles of association, we must allocate an amount of 5% of our Belgian GAAP annual net profit to a legal reserve in Titan America SA’s stand-alone statutory accounts, until the legal reserve amounts to 10% of our share capital. Our legal reserve currently does not meet this requirement, as it is still being formed and as we have not yet allocated any results for Titan America (which is a recently incorporated company). Accordingly, 5% of our Belgian GAAP annual net profit during future years will need to be allocated to the legal reserve, further limiting our ability to pay out dividends to our shareholders.
For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see “Material Belgian Federal Income Tax Considerations.”
B. Significant Changes

Refer to Note 29 to our audited consolidated financial statements included elsewhere in this document.

Item 9. The Offer and Listing

A. Offer and Listing Details

Trading Markets

The principal trading market for Titan America’s common shares NYSE in the form of common shares.
Titan America’s common shares, with no nominal value per share, have been listed on the NYSE since 2025 under the symbol “TTAM.”
B. Plan of Distribution

Not Applicable

C. Markets

Refer to "Offer and Listing Details" in Item 9.A.

D. Selling Shareholders

Not Applicable

E. Dilution

Not Applicable

F. Expenses of the Issue

Not Applicable

Item 10. Additional Information

A. Share Capital

Not Applicable

B. Memorandum and Articles of Association

__________________________________________________________________________________________________________

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement, which section is incorporated herein by reference. Our Amended Articles of Association were filed as Exhibit 3.1 to our Registration Statement and are hereby incorporated by reference into this Annual Report.

C. Material Contracts

We have entered into a Shared Services Agreement with Titan Cement Company S.A., on behalf of itself and its affiliated entities, for an initial term of five years with an option to renew for additional two-year periods. Under the terms of this agreement, Titan Group will provide us with services relating to corporate functions such as information technology, engineering, accounting, certain additional legal, treasury and investor relations support, human resources, tax, employee benefits and incentives and corporate communications, as well as regulatory and anti-fraud compliance. Refer to “Related Party Transactions” in Item 7.B. for further details.

D. Exchange Controls

There are no Belgian exchange control regulations that would affect the remittance of dividends to non-resident holders of our shares.

E. Taxation
Material U.S. Federal Income Tax Considerations
The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our common shares by a U.S. Holder (as defined below).
This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof, and income tax treaty between the United States and Belgium (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.
This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold or dispose of common shares. In particular, this summary is directed only to U.S. Holders that hold common shares as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding common shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of common shares.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that is a citizen or resident of the United States or a domestic U.S. corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such common shares.
You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the common shares, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.
Taxation of Dividends
Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our common shares (including any amount withheld in respect of Belgian taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in

__________________________________________________________________________________________________________

your taxable income as ordinary dividend income on the day on which you receive the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.
We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.
Subject to certain exceptions for short-term positions, dividends received by an individual with respect to the common shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the common shares will be treated as qualified dividends if:
•the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and
•we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.
The common shares are listed on the NYSE, and qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the double tax treaty concluded between Belgium and the U.S. concerning the avoidance of double taxation (the “Treaty”) meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Treaty. Based on our financial statements and our expectations about the nature and amount of our income, assets and activities and the market value of our equity, we do not believe that we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
Subject to generally applicable limitations and conditions, Belgian dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. The U.S. Internal Revenue Service (“IRS”) promulgated regulations in December 2021 that provide additional limitations and conditions, and recently issued temporary guidance that modify such regulations. If the Belgian dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Belgian tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.
The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the U.S. Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.
U.S. Holders that receive distributions of additional shares or rights to subscribe for shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property instead, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.
Taxation of Dispositions of Common Shares
Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the common shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the common shares, as determined in U.S. dollars as discussed below. Such gain or loss will be capital gain or loss, and will generally be treated as from sources within the United States and long-term capital gain or loss if the common shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

__________________________________________________________________________________________________________

Passive Foreign Investment Company Status
Special U.S. tax rules apply to companies that are considered to be PFICs. We are classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either
•at least 75% of our gross income for the taxable year is passive income; or
•at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce, or are held for the production of, passive income.
Based on our financial statements and our expectations about the nature and amount of our income, assets and activities and the market value of our equity, we do not believe that we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC for our current taxable year or in the foreseeable future. However, the PFIC tests must be applied each year, and it is possible that we may become a PFIC in a future year. In the event that, contrary to our expectation, we are classified as a PFIC in any year, you generally would be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of your common shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your common shares.
If you are a U.S. Holder that owns an equity interest in a PFIC, you generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of your taxable years for which such form is required to be filed. As a result, the taxable years with respect to which you fail to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.
You should consult your own tax advisor regarding the U.S. federal income tax considerations discussed above.
Foreign Financial Asset Reporting.
Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year, or U.S.$75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
Backup Withholding and Information Reporting

Dividends paid to, and proceeds from a sale or other disposition by, a U.S. Holder in respect of the common shares generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.
A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
Material Belgian Federal Income Tax Considerations

__________________________________________________________________________________________________________

The following is a summary of the principal Belgian tax consequences for U.S. investors relating to the acquisition, the ownership and disposal of the common shares. This summary is based on the applicable laws, treaties and regulatory interpretations as in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have a retroactive effect, so as to result in Belgian tax consequences for U.S. investors different from those summarized below. Without any prejudice to the foregoing, we note that the new Belgian federal government has announced several tax measures in its governmental agreement which may potentially impact the tax summary set out below.
The summary only discusses Belgian tax aspects which are relevant to U.S. tax resident holders of the common shares. References in this section to “non-residents” refer to U.S. tax resident holders of the common shares (i.e., non-residents of Belgium). This summary does not purport to address all tax consequences associated with the acquisition, ownership and disposal of the common shares, and does not take into account the specific circumstances of any particular investor or the tax laws of any country other than Belgium. Moreover, it does not address specific rules, such as Belgian federal or regional estate and gift tax, nor the tax treatment of investors who are subject to special rules, such as financial institutions, insurance companies, collective investment undertakings, dealers in securities or currencies or persons who hold the shares as a position in a straddle, share-repurchase transactions, conversion transactions, a synthetic security or other integrated financial transaction. This summary does not address the local taxes that may be due in connection with an investment in the common shares.
Investors should consult their own advisers regarding the tax consequences of an investment in the common shares in light of their particular situation, including the effect of any state, local, regional or other national laws, treaties and regulatory interpretations thereof.
1.Dividends
Dividend withholding tax
For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the common shares is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Code on Companies and Associations is not treated as a dividend distribution to the extent that such repayment is imputed to fiscal capital. Generally, fiscal capital includes paid-up statutory capital. Share premiums and other amounts subscribed to by paid-up contributions in cash or in kind (other than in industry (nijverheid/industrie)) at the time of the issuance of profit participating certificates or shares, are normally assimilated to fiscal paid-up capital if they are (and continue to be) reflected on one or more separate equity accounts on the liabilities side of the balance sheet. Note that, since 1 January 2018, any decision of capital reduction in accordance with the Belgian Code on Companies and Associations, the amount of the capital reduction will be deemed to be derived proportionally (a) from the fiscal capital and the amounts equivalent to the fiscal capital (such as share premiums assimilated to fiscal capital), on the one hand and (b) on the other hand, from the total of  (i) certain taxed reserves incorporated in the capital, (ii) certain taxed reserves not incorporated into the capital and (iii) certain untaxed reserves incorporated into the capital (it being understood that the imputation of the capital reduction on these different categories of reserves will be made in that order of priority). The part of the capital reduction that is deemed to be derived from the abovementioned taxed and untaxed reserves will be treated as a dividend distribution from a tax perspective. The part of the capital reduction that is deemed to derive from the abovementioned untaxed reserves may additionally give rise to a corporate income tax charge at the level of the Company.
Belgian withholding tax of 30% is normally levied at source on dividends, subject to such relief as may be available under applicable domestic or tax treaty provisions.
In the case of a redemption of the common shares, the redemption distribution (after deduction of the part of the fiscal capital represented by the redeemed common shares) will be treated as a dividend subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if this redemption is carried out on a stock exchange and meets certain conditions.
In case of a liquidation of the issuer, any amounts distributed in excess of the fiscal capital related to those shares will be treated as a dividend subject to the 30% withholding tax, subject to such relief as may be available under applicable domestic provisions or tax treaty provisions.

__________________________________________________________________________________________________________

For non-resident individuals, corporations or other legal entities the withholding tax levied at source will in principle be the only tax on dividends in Belgium, unless the non-resident holds the common shares in connection with a business conducted in Belgium through a fixed base in Belgium or a permanent establishment in Belgium (in which case other rules apply).
Belgian dividend withholding tax relief for non-residents
Dividends distributed to non-resident individuals who do not use the common shares in the exercise of a professional activity, may be eligible for the tax exemption with respect to ordinary dividends for an amount of up to EUR 833 (amount applicable for income year 2024) per year. For the avoidance of doubt, all qualifying dividends paid or attributed to such non-resident individuals (and hence not only dividends paid or attributed on the common shares) are taken into account to assess whether such maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the common shares, such non-resident individual may request in its Belgian non-resident individual income tax return that any Belgian withholding tax levied on up to such an amount be credited and, as the case may be, reimbursed via the assessment notice (i.e., tax bill). However, if no Belgian non-resident individual income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on up to such an amount could in principle be reclaimed by filing a request thereto addressed to the relevant tax official within the relevant timing deadlines (and subject to some formalities).
Belgian tax law provides for certain exemptions from withholding tax on Belgian source dividends distributed to non-resident investors. For example, under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver within the meaning of Article 227, 3° of the Belgian Income Tax Code which implies that it has separate legal personality and has its tax residence outside of Belgium; (ii) its corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) its activity is limited to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) it is exempt from income tax in its country of residence; and (v) it is not contractually obliged to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the common shares, nor obliged to pay a manufactured dividend with respect to the common shares under a securities borrowing transaction (unless the ultimate beneficiary also qualifies as such pension fund or as a qualifying parent company). The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the common shares and that the above conditions are satisfied.
Dividends distributed to non-resident companies established in a EU Member State other than Belgium or in a country with which Belgium has concluded a double tax treaty that includes a qualifying exchange of information clause and qualifying as a parent company will, subject to conditions, be exempt from Belgian withholding tax provided that the common shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10% of the issuer’s share capital and such minimum participation is held or will be held during an uninterrupted period of at least one year (for the purpose of determining the minimum holding in the share capital of the subsidiary in the name of the transferor, pledgor or lender, no account shall be taken of shares which, at the time the income is allocated or made payable, are the subject of a security agreement or a loan relating to those shares). A company qualifies as a parent company provided that (i) it has a legal form listed in the annex to the EU Parent-Subsidiary Directive of November 30, 2011 (2011/96/EU) (the “EU Parent-Subsidiary Directive”) as amended from time to time, or, a similar legal form in a country with which Belgium has concluded a double tax treaty; (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime. In order to benefit from this exemption, the investor must provide the issuer or its paying agent with a certificate confirming its qualifying status and the fact that it meets the three abovementioned conditions. If the investor holds a minimum participation for less than one year, at the time the dividends are paid on or attributed to the common shares, the issuer or the Belgian paying agent will provisionally withhold the withholding tax but will not transfer it to the Belgian Treasury provided that the investor certifies its qualifying status, the date from which the investor has held such minimum participation, its commitment to hold the minimum participation for an uninterrupted period of at least one year and its commitment to immediately notify the issuer of a reduction of its shareholding below such threshold prior to the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the provisionally withheld dividend withholding tax will be passed on to the investor.
Please note that the above withholding tax exemptions will not be applicable to dividends which are connected to an arrangement or a series of arrangements for which the tax Belgian tax administration, taking into account all relevant facts and circumstances, has proven, absent evidence to the contrary, that this arrangement or this series of arrangements is not genuine and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the EU Parent-Subsidiary Directive in another EU Member State. An

__________________________________________________________________________________________________________

arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality. In addition, for dividends paid to a non-resident company whose corporate purpose consists solely or primarily in managing and investing funds collected in order to pay legal or complementary pensions, there is a (rebuttable) presumption that the arrangement or series of arrangements is not genuine if that company has not held the shares on which the dividends are distributed in full ownership for an uninterrupted period of 60 days. Dividends distributed by a Belgian company to non-resident companies on a share participation of less than 10% will under certain conditions be subject to an exemption from withholding tax, provided that the non-resident companies (i) are established in a EEA Member State other than Belgium or in a country with which Belgium has concluded a double tax treaty, where that treaty, or any other treaty concluded between Belgium and that jurisdiction, includes a qualifying exchange of information clause; (ii) have a legal form as the ones listed in Annex I, Part A to the EU Parent-Subsidiary Directive as amended from time to time or, have a legal form comparable to those listed in said Annex and which is governed by the law of another Member State or by the law of a country with which Belgium has concluded a double tax treaty; (iii) hold a share participation in the Belgian dividend distributing company, upon payment or attribution of the dividends, of less than 10% of the share capital but with an acquisition value of at least EUR 2.5 million; (iv) hold or will hold the common shares which give rise to the dividends in full legal ownership during an uninterrupted period of at least one year; and (v) are subject to the corporate income tax regime or a tax regime similar to the corporate income tax without benefiting from a tax regime which deviates from the ordinary regime. The exemption from withholding tax is only applied to the extent that the Belgian withholding tax, which would be applicable absent the exemption, could not be credited nor reimbursed at the level of the qualifying, dividend receiving, company. The non-resident company must provide a certificate confirming, in addition to its full name, legal form, address and fiscal identification number (if applicable), its qualifying status and the fact that it meets the required conditions mentioned under (i) to (v) above, and indicating to which extent the withholding tax, which would be applicable absent the exemption, is in principle creditable or reimbursable on the basis of the law as applicable on 31 December of the year preceding the year during which the dividend is paid or attributed.
In addition to the above, Belgium and the U.S. concluded the Treaty. The Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the Treaty. The Belgian withholding tax is generally reduced to 15% under the Treaty. The 5% withholding tax applies in case where the U.S. shareholder (beneficial owner) is a company which owns directly at least 10% of the voting stock of the issuer. A 0% Belgian withholding tax applies when the shareholder is a company (beneficial owner) that, for a period of 12 months ending on the date on which the dividend is declared, has directly owned shares representing at least 10% of capital of the company paying the dividends or is, subject to certain conditions, a U.S. pension fund. The reduction may be obtained either directly at source or through a refund of taxes withheld in excess of the applicable tax treaty rate.
Prospective investors should consult their own tax advisors as to whether they qualify for a reduction of, or exemption from, Belgian withholding tax upon payment or attribution of dividends and as to the procedural requirements for obtaining such a reduction or exemption or making claims for a refund.
2. Capital Gains and Losses on common shares
Pursuant to the Treaty, capital gains and/or losses realized by a U.S. investor that does not hold the common shares in connection with a business conducted in Belgium through a Belgian establishment from the sale, exchange or other disposition of the common shares do not fall within the scope of application of Belgian domestic tax law.
Capital gains realized on the common shares by a non-resident individual who is not entitled to claim the benefits of the Treaty and has not acquired the common shares in connection with a business conducted in Belgium through a fixed base in Belgium are in principle not subject to taxation provided that the transactions fall within the scope of the normal management of one’s private estate. However, such capital gains might – under certain circumstances – be subject to tax in Belgium if the capital gains are obtained or received in Belgium and arise from transactions which are to be considered speculative or beyond the normal management of one’s private estate or in case of disposal of a substantial participation in a Belgian company (i.e., of more than 25%). Capital losses are generally not tax deductible. Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax adviser.
Non-resident companies that have not acquired the common shares in connection with a business conducted in Belgium through a Belgian establishment are generally not subject to taxation in Belgium on capital gains on those common shares. Capital losses are generally not deductible. Non-resident companies that hold the common shares in connection with a business conducted in Belgium through a Belgian establishment will be subject to different rules.

__________________________________________________________________________________________________________

Capital gains realized by non-residents upon the redemption of the common shares or upon the liquidation of the issuer will generally be taxable as a dividend (see above).
3. Tax on stock exchange transactions
The sale and acquisition of the common shares on the secondary market is subject to a tax on stock exchange transactions if (i) executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium. Transactions on the primary market are not subject to this tax.
The tax is due at a rate of 0.35% and is applied separately on each sale and each acquisition, currently up to a maximum of EUR 1,600 per taxable transaction. A separate tax is due by each party to the transaction (i.e. both seller and purchaser), and both taxes are collected by the professional intermediary. However, if the intermediary is established outside of Belgium, the tax will in principle be due by the ordering private individual or legal entity, unless that individual or entity can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian representative for tax purposes, which will be jointly and severally liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary.
Exemptions apply for non-residents and certain categories of institutional investors acting for their own account provided that certain formalities are respected. Thus, in general, non-residents who purchase or otherwise acquire or transfer, for consideration, common shares in Belgium for their own account through a professional intermediary may be exempt if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status.
Please note that a general anti-abuse provision is available to the Belgian tax authorities with regard to the tax on stock exchange transactions.
As stated below, the European Commission has published a proposal for a Directive for a common financial transactions tax (the “FTT”). The proposal currently stipulates that once the FTT enters into force, the participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of November 28, 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT enters into force. The proposal is still subject to negotiation between the participating Member States and therefore may be changed at any time.
4. Annual tax on securities accounts
An annual tax on securities accounts (the “Annual Tax on Securities Accounts”) is levied on securities accounts of which the average value during the reference period (i.e., a period of twelve consecutive months beginning on 1 October and ending, in principle, on 30 September of the next year), exceeds EUR 1,000,000. The Annual Tax on Securities Accounts is applicable to securities accounts that are held by resident individuals, companies and legal entities or a Belgian permanent establishment of a foreign company, irrespective as to whether these accounts are held with a financial intermediary in Belgium or abroad. The Annual Tax on Securities Accounts also applies to securities accounts held by non-residents individuals, companies and legal entities with a financial intermediary in Belgium. However, the Annual Tax on Securities Accounts is not levied on securities accounts held by specific types of regulated entities in the context of their own professional activity and for their own account.
The applicable tax rate is equal to the lowest amount of either 0.15% of the average value of the financial instruments held on the account or 10% of the difference between the average value of the financial instruments held on the account and EUR 1,000,000. The tax base is the sum of the values of the taxable financial instruments at the different reference points in time, i.e., 31 December, 31 March, 30 June and 30 September, divided by the number of those points in time.
The Annual Tax on Securities Accounts needs to be withheld, declared and paid by the Belgian intermediary. Intermediaries not established or set up in Belgium have the possibility, when managing a securities account subject to the tax, to appoint a representative in Belgium approved by or on behalf of the Minister of Finance. In all other cases, the holder of the account is responsible for declaring and paying the tax.

__________________________________________________________________________________________________________

Please note that a general anti-abuse provision is available to the Belgian tax authorities with regard to the Annual Tax on Securities Accounts.
Investors should consult their own tax advisers in relation to this Annual Tax on Securities Accounts.

5. The proposed FTT
On February 14, 2013, the EU Commission adopted the draft Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “participating Member States”). The draft Directive currently stipulates that once the FTT enters into force, the participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT enters into force. The draft Directive is still subject to negotiation between the participating Member States and therefore may be changed at any time. Estonia has already indicated that it does not wish to participate.
6. Common Reporting Standard (“CRS”)
The exchange of information is governed by the CRS. As of November 24, 2024, 125 jurisdictions had signed the multilateral competent authority agreement (“MCAA”), which is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.
Under CRS, financial institutions resident in a CRS country are required to report, according to a due diligence standard, financial information with respect to reportable accounts, which includes interest, dividends, account balance or value, income from certain insurance products, sales proceeds from financial assets and other income generated with respect to assets held in the account or payments made with respect to the account. Reportable accounts include accounts held by individuals and entities (which includes trusts and foundations) with fiscal residence in another CRS country. The standard includes a requirement to look through passive entities to report on the relevant controlling persons.
On December 9, 2014, EU Member States adopted Directive 2014/107/EU on administrative cooperation in direct taxation (“DAC2”), which provides for mandatory automatic exchange of financial information as foreseen in CRS. DAC2 amends the previous Directive on administrative cooperation in direct taxation, Directive 2011/16/EU.
Belgium has implemented the DAC2 and the CRS by the law of December 16, 2015 regarding the exchange of financial account information between Belgian financial institutions and the Federal Public Service Finances in the framework of automatic information exchange on an international level and for tax purposes (the “Law of December 16, 2015”).
As a result of the Law of December 16, 2015, the mandatory automatic exchange of information applies in Belgium (i) since income year 2016 (first information exchange in 2017) towards the EU Member States, (ii) since income year 2014 (first information exchange in 2016) towards the U.S. and (iii), with respect to any other non-EU States that have signed the MCAA, as of the respective date to be further determined by Royal Decree. In a Royal Decree of June 14, 2017, as amended, it has been provided that the automatic exchange of information has to be provided (i) as from 2017 (for financial year 2016) for a first list of eighteen foreign jurisdictions, (ii) as from 2018 (for financial year 2017) for a second list of 44 jurisdictions, (iii) as from 2019 (for financial year 2018) for a third list of another jurisdiction, (iv) as from 2020 (for financial year 2019) a fourth list of six jurisdictions and (v) as from 2023 (for financial year 2022) a fifth list of two jurisdictions and (vi) as from 2024 (for financial year 2023) a sixth list of four jurisdictions.
Investors who are in any doubt as to their position should consult their professional advisers.
F. Dividends and Paying Agents

Not Applicable

__________________________________________________________________________________________________________

G. Statement by Experts

Not Applicable

H. Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. You can also access the documents at the SEC’s home page (https://www.sec.gov).

I. Subsidiary Information

Not Applicable

J. Annual Report to Security Holders

Not Applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

See “Item 5. Operating and Financial Review and Prospects.”

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not Applicable

B. Warrants and Rights

Not Applicable

C. Other Securities

Not Applicable
D. American Depositary Shares
Not Applicable
Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

__________________________________________________________________________________________________________

Item 15. Controls and Procedures
Item 15(a). Disclosure Controls and Procedures
Titan America has carried out an evaluation under the supervision and with the participation of Titan America’s management, including the CEO and CFO, of the effectiveness of the design and operation of Titan America’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2024. Disclosure controls and procedures require that information to be disclosed in the reports Titan America files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Titan America’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Titan America’s evaluation, the CEO and CFO have concluded that, as of December 31, 2024, the disclosure controls and procedures were not effective because of our material weaknesses in internal control over financial reporting, as described in “Item 5.E, Critical Accounting Policies and Estimates.” Notwithstanding the material weaknesses in our internal control over financial reporting, we have concluded that the consolidated financial statements included in this annual report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS Accounting Standards as issued by the IFRS.
Item 15(b). Management’s Annual Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Item 15(c). Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Item 15(d). Changes in Internal Control over Financial Reporting
There has been no change in Titan America’s internal control over financial reporting during the fiscal year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, Titan America’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Titan America’s Board of Directors has determined that Sandra Santos qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act, as amended. In addition, she is determined to be independent as defined under the NYSE Corporate Governance Standards.

Item 16B. Code of Ethics

Titan America has adopted a code of conduct (the “Code of Conduct”) applicable to all of Titan America directors, officers and employees, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The Code of Conduct sets out Titan America’s fundamental values and standards of behavior that are expected from Titan America’s directors, officers and employees with respect to all aspects of Titan America’s business. The objective of the Code of Conduct is to provide guidelines for maintaining Titan America’s integrity, reputation and honesty with a goal of honoring others’ trust in us at all times.

__________________________________________________________________________________________________________

The full text of the Code of Conduct is posted on our website at www.titanamerica.com. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Conduct applies to Titan America’s principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.
Our board of directors is responsible for reviewing and evaluating the Code of Conduct periodically. Our board of directors will also monitor compliance with our Code of Conduct and is responsible for considering any waivers therefrom.

Item 16C.    Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended December 31, 2023 and 2024.

	Fiscal year ended December 31
	2024	2023
	$ in millions
Audit Fees (1)	$7.4	$3.6
Audit-Related Fees (2)	$—	$—
Tax Fees (3)	$—	$—
All Other Fees (4)	$—	$—
	$7.4	$3.6

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	Tax fees primarily consist of fees for tax advice.

(4)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.

Audit Committee’s Pre-Approval Policies and Procedures
Consistent with the SEC rules regarding auditor independence, Titan America’s Audit and Risk Committee is responsible for appointing, reviewing and setting compensation, retaining, and overseeing the work of Titan America’s independent auditor, so that the auditor’s independence will not be impaired. The Audit and Risk Committee established a formal policy requiring pre-approval of all audit and permissible non-audit services provided by the independent auditor to Titan America or any of its subsidiaries.
Prior to the engagement of the independent auditor for the following fiscal year’s audit, the Audit and Risk Committee will review with management, the internal auditors, and the independent auditors the audit objective and the proposed scope of the audit plan and fees, including the auditor’s and management’s responsibilities, the areas of business to be examined, the adequacy of the personnel to be assigned to the audit and other factors that may affect the timelines of such audit, any other firms performing audit procedures, the accounting policies and procedures to be followed and special areas to be investigated. The Audit and Risk Committee shall give due consideration to whether the independent auditor’s performance of non-audit services is legally permissible and compatible with the auditor’s independence and the Audit and Risk Committee shall, in accordance with the procedures for pre-approval approved by the Audit and Risk Committee (and any de minimis exceptions permitted by applicable law), review and pre-approve all audit and permitted non-audit services. The fees for non-audit services may not exceed the fees for audit service, unless authorized by the Audit and Risk Committee.
The percentages of (i) audit-related services, (ii) tax services and (iii) all other services that were approved by the Audit and Risk Committee are 100%, 0% and 0%, respectively.

__________________________________________________________________________________________________________

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable
Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable

__________________________________________________________________________________________________________

Item 16G. Corporate Governance

The table below discloses the significant ways in which Titan America’s corporate governance practices differ from those required for U.S. companies under the listing standards of the NYSE. As a foreign private issuer listed on the NYSE, Titan America is exempt from most of the exchange’s corporate governance standards requirements. For further information on Titan America’s corporate governance practices and history, refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees.”

NYSE Standards	Titan America’s Corporate Governance Practices
Board Independence. A majority of board directors must be independent.	A majority of Titan America’s board of directors are independent.
Director Independence. A director is not independent if such director is

(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;

(ii) a person who, within the last three years, has been an employee of the company or has an immediate family member of an executive officer of the company, its parent or a consolidated subsidiary;

(iii) a person who had received, or whose immediate family member had received, during any 12-month period within the last three years, more than 120,000 U.S. dollars per year in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);

(iv) (A) a person who is, or whose immediate family member is, a current partner or employee of a firm that is the company’s internal or external auditor; (B) a person whose immediate family member is a partner of such a firm; (C) a person who has an immediate family member who is a current employee of such a firm and who personally participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) a person who was, or has an immediate family member who was, within the last three years, a partner or employee of such a firm and personally worked on the listed company’s audit within that time;

(v) a person who is, or whose immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; or

(vi) an executive officer or employee of a company, or has an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of 1 million U.S. dollars or 2% of such other company’s consolidated gross revenues.
Titan America’s board of directors followed NYSE standards in determining whether a director is independent.

__________________________________________________________________________________________________________

Executive Sessions. Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.
Titan America’s non-management directors meet in regularly scheduled executive sessions without management. Independent directors meet alone in an executive session at least once a year.
Nominating/Corporate Governance Committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.

As Titan America is a “controlled company,” it is not required to have a Nominating and Compensation Committee comprised entirely of independent directors. We have at least one non-independent director on our Nominating and Compensation Committee.

Compensation Committee. A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, NYSE listing standards expanded the factors relevant in determining whether a committee member has a relationship to the company that will materially affect that member’s duties to the compensation committee and provided compensation committees the authority to engage compensation advisers. Additionally, the committee may obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining that adviser’s independence from management, unless the adviser’s role is (i) limited to consulting on a generally applicable broad-based plan or (ii) is providing information that is not customized for the issuer or is not customized by the adviser and about which the adviser does not provide advice.

As Titan America is a “controlled company,” it is not required to have a Nominating and Compensation Committee comprised entirely of independent directors. We have at least one non-independent director on our Nominating and Compensation Committee.

Audit Committee. An audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act is required. The committee must have at least three members. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee and the duties and responsibilities of the committee.
All the members of Titan America’s Audit and Risk Committee are “independent” as defined in the NYSE Corporate Governance Standards, and one member of the Committee is qualified as an audit committee financial expert.
Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	No approval of equity compensation plans is required as long as the plan can be adopted in the context of Titan America’s authorized capital mandate.
Corporate Governance Guidelines. Corporate governance guidelines must be adopted and disclosed.	Titan America’s Corporate Governance Guidelines are adopted is available at https://ir.titanamerica.com/governance/governance-documents.
Code of Ethics. A code of business conduct and ethics for directors, officers and employees must be adopted and disclosed, along with any waivers of the code for directors or executive officers.	Titan America has adopted a code of conduct applicable to all its directors, officer and employees. The code of conduct is available at https://ir.titanamerica.com/governance/governance-documents

Item 16H.    Mine Safety Disclosure

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 16.1 to this Annual Report.

__________________________________________________________________________________________________________

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable

Item 16J. Insider Trading Policies

Titan America has adopted an insider trading policy that governs the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to Titan America. A copy of Titan America’s insider trading policy is filed as an Exhibit 11.1 to this Form 20-F.

Item 16K. Cybersecurity

Titan America recognizes the importance of cybersecurity, both in achieving financial success for the Company and in maintaining the trust of its stakeholders, which include shareholders, customers, employees, suppliers, and business partners.
Risk Management & Strategy
As part of Titan America’s risk management framework, we maintain and continuously strive to enhance our cybersecurity program. This program is part of the wider Titan Group’s cybersecurity program, which is put in place at the Titan Group level and modified for local implementation. This program is in accordance with policies and standards, which include cybersecurity risk management and governance frameworks, guidance, and is based on globally recognized industry best practices and standards. The policies define information security responsibilities within Titan America and outline certain actions and procedures that officers and employees are required to follow, with respect to the assessment and management of cybersecurity risks to Titan America, including its systems and information. The policies, procedures, standards, and guidance are structured to help Titan America respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws, and regulations. Titan America modifies its policies, standards, and guidance as needed to adjust to this changing environment.
Titan America relies on Titan Group’s outsourced and managed security operations center (“SOC”) to identify any cyber attacks, If Titan America’s cybersecurity risk management controls are overcome by a cyber attacker as identified by the SOC, Titan America follows an incident response plan and escalation process as defined in the cybersecurity program. The response process includes an assessment of whether an incident may be material, and this assessment is adjusted as necessary as additional facts become known during the incident response. Any incident that is assessed as potentially material is escalated to Titan America’s senior management, as well as the Chief Information Security (“CISO”) of Titan Group.
In the fiscal year ended December 31, 2024, Titan America has not identified any cyberattacks that materially affected the Company. However, there can be no guarantee that there will not be a future incident. For more information about risks Titan America faces from cyberattacks, please refer to “Any delay or problem with operating or upgrading our existing information technology infrastructure could cause a disruption in our business and adversely impact our financial results.” included in “Risk Factors” in “Item 3. Key Information.”
Titan America has also established policies and processes to help identify and manage cybersecurity risks associated with third parties, including companies that provide services and products to Titan America, and companies that hold Titan America information or have electronic access to Titan America systems or information. The policies and processes include assessment of the cybersecurity and privacy programs at certain third parties, the use of this risk information when making contracting decisions, and the use of contract language that includes cybersecurity and privacy requirements.
Most of the information security program is implemented by Titan America employees. Titan America also engages the services of external providers to enhance and support its information security program, including leading cyber response specialists as may be needed, and consultants to evaluate and help improve organization, policies, and other aspects of the program.

__________________________________________________________________________________________________________

Governance
Board of Directors
The Audit and Risk Committee is responsible for the oversight of our overall risk management systems and processes and is responsible for reviewing the steps management has taken to monitor and mitigate such risks, including cybersecurity risks. The Audit and Risk Committee reviews and discusses with management the procedures and any related policies with respect to cybersecurity risk. This includes proposing adjustments and actions to our board of directors to correct any identified deficiencies.
Our Audit and Risk Committee and our board of directors receive monthly and annual reports on information technology issues from our internal audit department. When applicable, these reports summarize our cybersecurity activity and incidents and include observations and recommendations to improve our procedural and operational management. Additionally the Director of Information Security, who monitors the daily status of cybersecurity at Titan America, reports periodically to the CISO.
Management
The cybersecurity risk management processes described above are implemented through our Information Security Department. Alongside our Audit and Risk Committee, they are responsible for implementing initiatives to strengthen cybersecurity management processes, issuing internal policies and regulations regarding cybersecurity, identity management, user access controls and the protection of information. It also considers solutions, tools and services contracted through specialized suppliers.
Our Information Security Department is composed of the Director of Information Security working with our IT team, managers and the Titan Group Cyber Security and Resiliency department, headed by the Group Chief Information Security Officer (CISO). The managers ensure their functions are carried out in accordance with our cybersecurity strategy. The managers collaborate with specialists in the different technological domains to operate cybersecurity controls in accordance with our cybersecurity strategy. Our Information Security Department is guided by the Cyber Security and Resiliency department and is composed of four globally-based professionals. The CISO is an expert in cybersecurity management with over 25 years of experience and has numerous certifications in cybersecurity.

Item 17. Financial Statements

Refer to the consolidated financial statements.

Item 18. Financial Statements

    Not Applicable

__________________________________________________________________________________________________________

Item 19. Exhibits

Documents filed as exhibits to this annual report:

1.1**
Amended Articles of Association of Titan America SA (English Translation), incorporated by reference to Exhibit 3.1 to Titan America SA’s Registration Statement on Form F-1 (File No. 333-284251) filed on January 17, 2025

4.1**	Form of Underwriting Agreement, incorporated by reference to Exhibit 1.1 to Titan America SA’s Registration Statement on Form F-1 (File No. 333-284251) filed on January 28, 2025

4.2**
Form of Shared Services Agreement between Titan America LLC and Titan Cement Company S.A., incorporated by reference to Exhibit 2.1 to Titan America SA’s Registration Statement on Form F-1 (File No. 333-284251) filed on January 13, 2025

4.3**
Form of Master Supply Agreement for Cement and Cementitious Products between Titan America LLC and Titan Cement Company S.A., incorporated by reference to Exhibit 2.2 to Titan America SA’s Registration Statement on Form F-1 (File No. 333-284251) filed on January 13, 2025

4.4**
Multi-Currency Revolving Credit Facility Agreement, dated as of April 10, 2017, between Titan America LLC and Titan Global Finance PLC, and amendments thereto, incorporated by reference to Exhibit 10.1 to Titan America SA’s Registration Statement on Form F-1 (File No. 333-284251) filed on January 13, 2025

4.5**
Loan Agreement, dated as of December 15, 2017, between Titan America LLC and Titan Global Finance PLC, incorporated by reference to Exhibit 10.2 to Titan America SA’s Registration Statement on Form F-1 (File No. 333-284251) filed on January 13, 2025

4.6**
Loan Agreement, dated as of March 8, 2018, between Titan America LLC and Titan Global Finance PLC, and amendments thereto, incorporated by reference to Exhibit 10.3 to Titan America SA’s Registration Statement on Form F-1 (File No. 333-284251) filed on January 13, 2025

8.1**	List of Subsidiaries of Titan America SA, incorporated by reference to Exhibit 21.1 to Titan America SA’s Registration Statement on Form F-1 (File No. 333-284251) filed on January 17, 2025

11.1*	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1*	Mine Safety and Health Administration Safety Data

96.1**
Technical Report Summary for Pennsuco Quarry, Miami-Dade County, Florida, incorporated by reference to Exhibit 96.1 to Titan America SA’s Registration Statement on Form F-1 (File No. 333-284251) filed on January 13, 2025

96.2**
Technical Report Summary for Roanoke Quarry, Botetourt County, Virginia, incorporated by reference to Exhibit 96.2 to Titan America SA’s Registration Statement on Form F-1 (File No. 333-284251) filed on January 13, 2025

97.1*	Clawback Policy

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

__________________________________________________________________________________________________________

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	The cover page for the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, has been formatted in Inline XBRL

*	Filed herewith
**	Previously filed

__________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TITAN AMERICA SA
(Registrant)

By:	/s/ Bill Zarkalis
(Signature)
Bill Zarkalis
Chief Executive Officer (Principal Executive Officer)

Date: April 4, 2025

__________________________________________________________________________________________________________

Exhibit 12.1

CERTIFICATIONS

I, Bill Zarkalis, certify that:

1.I have reviewed this annual report on Form 20-F of Titan America SA;

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)Intentionally omitted;

(c)Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

By: /s/ Bill Zarkalis
Bill Zarkalis
Chief Executive Officer
Dated: April 4, 2025

__________________________________________________________________________________________________________

Exhibit 12.2

CERTIFICATIONS

I, Larry Wilt, certify that:

1.I have reviewed this annual report on Form 20-F of Titan America SA;

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)Intentionally omitted;

(c)Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

By: /s/ Larry Wilt
Larry Wilt
Chief Financial Officer
    Dated: April 4, 2025

__________________________________________________________________________________________________________

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Titan America SA (the “Company”) on Form 20-F for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Bill Zarkalis
Bill Zarkalis
Chief Executive Officer
    Dated: April 4, 2025

By: /s/ Larry Wilt
Larry Wilt
Chief Financial Officer

Dated: April 4, 2025

Titan America SA and Subsidiaries
As of December 31, 2024 and 2023 and for the year ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Titan America SA

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Titan America SA and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, other comprehensive income, changes in stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Provisions for Restoration, Environmental and Equipment Removal Obligations

As described in Notes 1, 2 and 21 to the consolidated financial statements, the Company’s provisions for restoration, environmental and equipment removal obligations totaled $26.0 million as of December 31, 2024. The Company is required to restore the land used for quarries and processing sites at the end of their productive lives to a condition acceptable for the relevant authorities and consistent with the Company’s environmental policies. Provisions for restoration, environmental and equipment removal obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Management estimates its ultimate liability using detailed engineering calculations that consider the amount and timing of the future cash flows. The present value of these future cash flows is determined by applying discount rates consistent with the time horizons of the expected future cash flows. The significant assumptions used by management include the current cost estimates for restoration, environmental and equipment removal obligations, inflation rates and discount rates.

The principal considerations for our determination that performing procedures relating to the valuation of provisions for restoration, environmental and equipment removal obligations is a critical audit matter are (i) the significant judgment by management in developing the fair value estimate of the provisions for restoration, environmental and equipment removal obligations; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to current cost estimates, inflation rates and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the fair value estimate of the provisions for restoration, environmental and equipment removal obligations; (ii) testing the completeness and accuracy of the data used in the current cost estimates, inflation rates and discount rates; and (iii) the involvement of professionals with specialized skill and knowledge to assist in evaluating (a) the appropriateness of the discounted cash flow model used by management; (b) correspondence with regulatory agencies; and (c) the reasonableness of the current cost estimates, inflation rates and discount rates assumptions.

Revenue Recognition from Certain Revenue Components

As described in Note 3 to the consolidated financial statements, substantially all of the Company’s revenue is derived from sales of cement, fly ash, aggregates, ready-mix concrete and concrete blocks and related products (collectively, the “certain revenue components”). Control over the goods subject to each sales contract transfers at a point in time. The transaction price for each sales contract is determined by reference to the quantity requested and price established in the order. Some of the contracts offer discounts for prompt payment. In these cases, revenue is recorded in the amount the business expects to be entitled to. The Company’s total revenue from the certain revenue components was $1,632.1 million for the year ended December 31, 2024.

The principal consideration for our determination that performing procedures relating to revenue recognition from the certain revenue components is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company’s revenue recognition for the certain revenue components.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) evaluating, on a test basis, the accuracy and occurrence of transactions recognized as revenue by obtaining and inspecting source documents, such as invoices, customer purchase orders, shipping documents and cash receipts from customers; and (ii) confirming a sample of outstanding customer invoice balances as of December 31, 2024 and, for confirmations not returned, obtaining and inspecting source documents, such as cash receipts from customers.

/s/ PricewaterhouseCoopers LLP
Washington, District of Columbia
April 4, 2025

We have served as the Company's or its predecessors’ auditor since 2015.

Titan America SA and Subsidiaries

Consolidated Statements of Income

(all amounts in thousands of US$ except for earnings per share and weighted average number of shares)		Year Ended December 31
	Notes	2024	2023	2022

Revenue	3	$1,634,393	$1,591,601	$1,364,146
Cost of goods sold	4	(1,217,738)	(1,228,112)	(1,142,880)
Gross profit		416,655	363,489	221,266

Selling expense	5	(33,623)	(31,009)	(29,938)
General and administrative expense	6	(128,930)	(99,909)	(87,513)
Net impairment losses on financial assets		(398)	(1,224)	(3,711)
Fair value loss on sale of accounts receivable, net	7	(4,620)	(6,113)	(3,041)
Other operating income/(loss), net		2,304	402	(21)
Operating income		251,388	225,636	97,042

Finance cost, net	8	(26,175)	(22,244)	(19,078)
Income from associate		—	—	272
Foreign exchange gain/(loss), net	9	20,846	(11,981)	19,990
Derivative financial instrument (loss)/gain, net	9	(22,441)	10,967	(18,534)
Income before income taxes		223,618	202,378	79,692
Income tax expense	19	(57,544)	(47,134)	(16,971)
Net income		$166,074	$155,244	$62,721

Earnings per share of common stock:
Basic earnings per share	26	$0.95	$0.89	$0.36
Diluted earnings per share	26	$0.95	$0.89	$0.36
Weighted average number of common shares - basic and diluted	26	175,362,465	175,362,465	175,362,465
The accompanying notes are an integral part of these audited financial statements

Titan America SA and Subsidiaries

Consolidated Statements of Other Comprehensive Income

(all amounts in thousands of US$)		Year Ended December 31
	Notes	2024	2023	2022

Net income		$166,074	$155,244	$62,721
Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods
(Losses)/gains on cash flow hedges	9,25	(110)	(4,387)	4,267
Reclassification to income statement		100	7,327	(5,969)
Income tax relating to these items		3	(750)	434
Net (loss)/gain on cash flow hedge		(7)	2,190	(1,268)
Net other comprehensive (expense)/income to be reclassified to profit or loss in subsequent periods		(7)	2,190	(1,268)

Items not to be reclassified to profit or loss in subsequent periods
Re-measurement (losses)/gains on defined benefit plans	20	(82)	806	538
Income tax relating to these items		20	(205)	(137)
Net (loss)/gain on defined benefit plans		(62)	601	401
Cumulative translation adjustments		370	293	(7)
Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		308	894	394
Other comprehensive income/(loss), net of tax		301	3,084	(874)
Total comprehensive income, net of tax		$166,375	$158,328	$61,847
The accompanying notes are an integral part of these audited financial statements

Titan America SA and Subsidiaries

Consolidated Statements of Financial Position

(all amounts in thousands of US$)		December 31
	Notes	2024	2023

Current assets:
Cash and cash equivalents	1.11	$12,124	$22,036
Derivative financial instruments	9	709	5,315
Derivative credit support payments	9	619	11,470
Trade receivables, net	15	48,119	55,873
Other receivables, net	17	57,937	65,121
Inventories	14	227,638	189,989
Prepaid expenses and other current assets	16	14,308	16,194
Income taxes receivable		22,802	6,901
Total current assets		384,256	372,899

Noncurrent assets:
Derivative financial instruments	9	—	2,071
Derivative credit support payments	9	3,770	—
Property, plant, equipment and mineral deposits, net	10	851,733	801,031
Right-of-use assets	11	64,688	61,441
Other assets		10,076	6,586
Intangible assets, net	12	30,167	33,213
Goodwill	13	221,562	221,562
Total noncurrent assets		1,181,996	1,125,904
Total assets		$1,566,252	$1,498,803
The accompanying notes are an integral part of these audited financial statements

Titan America SA and Subsidiaries

Consolidated Statements of Financial Position (continued)

(all amounts in thousands of US$)		December 31
	Notes	2024	2023

Current liabilities:
Accounts payable		$139,831	$151,229
Related party payables	23	8,727	11,467
Accrued expenses	22	24,879	20,757
Derivative financial instruments	9	1,014	10,512
Derivative credit support receipts	9	304	5,061
Provisions	21	10,081	10,452
Contract liabilities		6,344	1,090
Income taxes payable		1,872	1,999
Short-term borrowings, including accrued interest	18	33,608	267,670
Lease liabilities	11	12,386	11,737
Total current liabilities		239,046	491,974

Noncurrent liabilities:
Long-term borrowings	18	358,222	76,262
Lease liabilities	11, 18	55,967	53,744
Retirement benefit obligations	20	5,117	4,310
Derivative financial instruments	9	8,418	—
Derivative credit support receipts	9	—	2,081
Provisions	21	50,926	55,302
Contract liabilities		—	868
Other noncurrent liabilities		330	114
Deferred income tax liability	19	98,212	94,377
Total noncurrent liabilities		577,192	287,058

Total liabilities		816,238	779,032

Stockholder's equity:
Common stock	28	1,753,625	25,219
Share premium		852,282	168,791
Capital reserves		4,039	4,039
Retained earnings		597,296	518,621
Common control reserve		(2,460,630)	—
Accumulated other comprehensive income		3,402	3,101
Total stockholder's equity		750,014	719,771

Total liabilities and stockholder's equity		$1,566,252	$1,498,803

The accompanying notes are an integral part of these audited financial statements.

Titan America SA and Subsidiaries

Consolidated Statements of Changes in Stockholder's Equity

(all amounts in thousands of US$)	Notes	Common Stock	Share Premium	Capital Reserves	Retained Earnings	Common control reserve	Accumulated Other Comprehensive Income/(Loss)	Total Stakeholder's Equity
January 1, 2022		$25,219	$163,915	$2,822	$335,966	$—	$891	$528,813
Net income		—	—	—	62,721	—	—	62,721
Actuarial gain on defined benefit plans, net of tax	20	—	—	—	—	—	401	401
Cash flow hedge, net of tax		—	—	—	—	—	(1,268)	(1,268)
Stock-based compensation expense	23	—	2,104	—	—	—	—	2,104
Change in stock compensation excess tax benefit		—	(37)	—	—	—	—	(37)
Cumulative translation adjustments		—	—	—	—	—	(7)	(7)
December 31, 2022		$25,219	$165,982	$2,822	$398,687	$—	$17	$592,727

January 1, 2023		$25,219	$165,982	$2,822	$398,687	—	$17	$592,727
Net income		—	—	—	155,244	—	—	155,244
Reserve		—	—	1,217	(1,217)	—	—	—
Dividend	23	—	—	—	(33,786)	—	—	(33,786)
Actuarial gain on defined benefit plans, net of tax	20	—	—	—	—	—	601	601
Cash flow hedge, net of tax		—	—	—	—	—	2,190	2,190
Stock-based compensation expense	23	—	3,147	—	—	—	—	3,147
Related party recharge for stock-based compensation	23	—	(1,333)	—	(429)	—	—	(1,762)
Change in stock compensation excess tax benefit		—	995	—	122	—	—	1,117
Cumulative translation adjustments		—	—	—	—	—	293	293
December 31, 2023		$25,219	$168,791	$4,039	$518,621	$—	$3,101	$719,771

January 1, 2024		$25,219	$168,791	$4,039	$518,621	$—	$3,101	$719,771
Net income		—	—	—	166,074	—	—	166,074
Dividend	23	—	—	—	(85,069)	—	—	(85,069)
Return of capital	23	—	(51,591)	—	—	—	—	(51,591)
Capital increase expenses	23	—	—	—	(155)	—	—	(155)
Actuarial loss on defined benefit plans	20	—	—	—	—	—	(62)	(62)
Cash flow hedge, net of tax		—	—	—	—	—	(7)	(7)
Stock based compensation expense	23	—	3,841	—	—	—	—	3,841
Related party recharge for stock-based compensation	23	—	(3,061)	—	(2,830)	—	—	(5,891)
Change in stock compensation excess tax benefit		—	1,877	—	655	—	—	2,533
Cumulative translation adjustments		—	—	—	—	—	370	370
Contribution from related party		1,728,406	732,425	—	—	(2,460,630)	—	200
December 31, 2024		$1,753,625	$852,282	$4,039	$597,296	$(2,460,630)	$3,402	$750,014
The accompanying notes are an integral part of these audited financial statements.

Titan America SA and Subsidiaries

Consolidated Statements of Cash Flows

(all amounts in thousands of US$)		Year Ended December 31
	Notes	2024	2023	2022
Cash flows from operating activities
Income before income taxes		$223,618	$202,378	$79,692
Adjustments for:
Depreciation, depletion and amortization	10,11,12	99,941	91,079	87,728
Finance cost	8	27,643	23,194	19,514
Finance income		(1,468)	(950)	(436)
Foreign exchange (gain)/loss, net	9	(20,846)	11,981	(19,990)
Derivative financial instrument loss/(gain), net	9	22,441	(10,967)	18,534
Changes in net operating assets and liabilities		(43,516)	(42,326)	(5,639)
Other		8,166	5,853	4,285
Cash generated from operations before income taxes		315,979	280,242	183,688
Income taxes, net		(67,942)	(53,117)	(5,314)
Net cash provided by operating activities		248,037	227,125	178,374

Cash flows from investing activities
Investments in property, plant and equipment	10	(135,421)	(117,144)	(125,374)
Investments in intangible assets	12	(1,591)	(1,600)	(2,896)
Interest received		1,468	950	436
Distributions from associate		—	—	272
Proceeds from the sale of assets, net of disposition costs		(259)	141	261
Net cash used in investing activities		(135,803)	(117,653)	(127,301)
The accompanying notes are an integral part of these audited financial statements.

Titan America SA and Subsidiaries
Consolidated Statements of Cash Flows(continued)

(all amounts in thousands of US$)		Year Ended December 31
	Notes	2024	2023	2022
Cash flows from financing activities
Repayment of affiliated party borrowings	18	(39,701)	(37,838)	(96,707)
Borrowings from affiliated party	18	85,218	45,537	95,240
Offering costs associated with borrowings	18	(682)	—	(781)
Borrowings from third party line of credit		60,000	35,000	115,000
Repayment of third party line of credit		(35,000)	(105,000)	(75,000)
Lease payments	18	(9,486)	(12,151)	(11,390)
Return of capital	23	(51,591)	—	—
Dividends paid	23	(85,069)	(33,786)	—
Capital increase expenses		(155)	—	—
Contribution from related party		200	—	—
Related party recharge for stock-based compensation	23	(2,830)	(429)	—
Settlement of derivative financial instrument (payments)/receipts	18	(16,783)	3,272	(19,827)
Derivative credit support receipts/(payments)	18	243	11,399	490
Net payments under cash management line of credit		—	—	(7,761)
Interest paid		(25,383)	(23,783)	(20,925)
IPO Costs		(2,307)	—	—
Net cash used in financing activities		(123,326)	(117,779)	(21,661)

Net (decrease)/increase in cash and cash equivalents		(11,092)	(8,307)	29,412

Cash and cash equivalents at:
Beginning of period		22,036	29,841	202
Effects of exchange rate changes		1,180	502	227
End of period		$12,124	$22,036	$29,841

Changes in net operating assets and liabilities
Inventories		$(37,649)	$(9,185)	$(40,644)
Trade receivables, net		7,136	(604)	(7,582)
Other receivables, net		7,419	(3,637)	(5,398)
Prepaid expenses and other current assets		1,886	(998)	(3,144)
Other assets		(534)	101	651
Accounts payable		(16,080)	(29,532)	57,273
Accrued expenses		3,959	(4,372)	(6,675)
Provisions		(4,934)	3,822	(2,167)
Other liabilities		214	(672)	(471)
Retirement benefit obligations		(39)	210	120
Operating related party activity		(4,894)	2,541	2,398
Changes in net operating assets and liabilities		$(43,516)	$(42,326)	$(5,639)
The principal non-cash investing and financing transactions are accrued purchases of property, plant, and equipment and leasing of right-of-use assets, refer to Note 10 and 11. For additional details about changes in liabilities arising from financing activities, refer to Note 18.
The accompanying notes are an integral part of these audited financial statements.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

1. General information and summary of material accounting policies
Titan America SA (“Titan America”) is a Belgium-based holding company, incorporated on July 17, 2024 for the purpose of facilitating an initial public offering and other related transactions in order to carry on the business of Titan Atlantic Cement Industrial and Commercial S.A. (“Titan Atlantic”). Titan America’s primary role is that of a holding company, and it will not engage in significant operational activities. Its sole material asset is its investment in Titan Atlantic. Titan America, along with its wholly owned subsidiaries including Titan Atlantic, are referred to as the “Company”.
The Company, through its wholly owned subsidiaries, primarily operates in the manufacture, distribution, and sale of cement, fly ash, aggregates, ready-mix concrete, and concrete block to resellers and construction contractors in the Eastern region of the United States. Titan America’s principal offices are located in Belgium.
Reorganization Transaction
On December 18, 2024, Titan Cement International SA (“TCI”) contributed Titan Atlantic to Titan America in exchange for 175,342,465 common shares representing 100% of the equity in Titan America (the “Reorganization Transaction”). The Reorganization Transaction signified a continuation of Titan Atlantic’s operations within a new legal framework, rather than the initiation of new business activities. The Reorganization Transaction represents an internal reorganization of entities under common control and is not within the scope of IFRS 3, Business Combinations. As a result, the consolidated financial statements for periods prior to the Reorganization Transaction reflect the operations of our predecessor, Titan Atlantic. The following adjustments were recorded by the Company within equity:
▪Common Stock was adjusted to reflect the $10.00 per share derived value of Titan America’s common shares multiplied by common shares outstanding following the Reorganization Transaction;
▪Share Premium was adjusted to reflect an issue premium multiplied by the number of common shares issued by Titan America in the Reorganization Transaction, less the value of the Company’s retained earnings; and
▪A Common Control Reserve was established within equity to adjust the Company’s Total Stockholder’s Equity balance to the carrying value of Total Stockholder’s Equity immediately prior to the Reorganization Transaction.
The consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 were authorized for issuance by the Board of Directors of the Company on April 4, 2025.
Summary of material accounting policies
The principal accounting policies adopted in the preparation of these financial statements are set forth below:
1.1.     Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS Accounting Standards). The definition of IFRS Accounting Standards also encompasses all valid International Accounting Standards (IAS), as well as all interpretations of the International Financial Reporting Interpretations Committee (IFRIC), including those formally issued by the Standing Interpretations Committee.
These financial statements have been prepared under the historical cost convention, except for certain financial assets and liabilities (including derivative financial instruments) and defined benefit pension plan assets, which are measured at fair value.
The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 2.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

The financial statements have been prepared using the same accounting policies as the prior year, except for the adoption of the new or revised standards, amendments and/or interpretations that became mandatory for periods beginning on or after January 1, 2024.
The accompanying consolidated financial statements present the results of operations, financial position, and cash flows of the Company, which includes the historical consolidated financial information of our predecessor, Titan Atlantic, prior to the Reorganization Transaction. The earnings per share of the Company have been presented to retrospectively reflect the capital structure of the Company in connection with the Reorganization Transaction.
1.1.1New and amended standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Company. The Company is currently assessing whether these standards will have a material impact on the Company in the current or future periods and on foreseeable future transactions.
•In August 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21), which clarifies that entities must estimate the spot exchange rate when it is determined that a currency lacks exchangeability and introduces targeted disclosure requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2025.
•In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements and will be accompanied by limited amendments to IAS 7 Statement of Cash Flows. IFRS 18 will introduce a defined structure for the statement of profit or loss and add disclosure about management-defined performance measures and new principle for aggregation and disaggregation of information. The standard will be effective for annual reporting periods beginning on or after January 1, 2027.
•In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The amendments clarify that financial liabilities are derecognized on the settlement date, subject to an accounting policy choice for certain liabilities settled through an electronic payment system; clarify the classification and measurement requirements for financial assets with Environmental, Social, and Governance linked and non-recourse features; and add certain disclosure requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2026.
•In July 2024, the IASB issued Annual Improvements to IFRS Standards – Volume 11, which include, basically, technical and editorial changes to existing standards. The amendments to the standards are effective for annual reporting periods beginning on or after January 1, 2026.
•In December 2024, the IASB issued the amendments to IFRS 9 and IFRS 7, Contracts Referencing Nature-dependent Electricity to clarify the use of the “own-use exemption” for power purchase agreements from renewable sources and allow, subject to certain conditions being met, the designation of a cash flow hedge in the presence of contracts for the purchase or sale of electricity from renewable sources. The amendments to the standards are effective annual reporting periods beginning on or after January 1, 2026.
•In May 2024, the IASB issued IFRS 19 Subsidiaries without Public Accountability: Disclosures aimed to reduce disclosure requirements for the preparation of the separate (and, if applicable, consolidated) financial statements of companies (that are neither listed nor financial institutions) controlled, directly or indirectly, by a parent that produces consolidated financial statements that are available for public use and that comply with IFRS. The standard will be effective for annual reporting periods beginning on or after January 1, 2027.
The Company has adopted the following standards and amendments for the first time in the annual reporting period commencing on January 1, 2024:
•Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants – Amendments to IAS 1 (January 1, 2024)
•Lease Liability in a Sale and Leaseback – Amendments to IFRS 16 (January 1, 2024)
•Disclosures: Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7 (January 1, 2024)

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

•Disclosures of Revenues and Expenses for Reportable Segments – IFRIC Interpretations Committee Agenda Decision – IFRS 8
The amendments listed above did not have a material impact on amounts recognized in prior periods and are not expected to materially affect the current or future periods.
1.2.     Consolidation
(a) Subsidiaries
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

A listing of Company subsidiaries at December 31, 2024, 2023 and 2022 follows:

List of Legal Entities	Country of incorporation	State of incorporation	Nature of business	2024 % of investment	2023 % of investment	2022 % of investment
Titan Atlantic Cement Industrial and Commercial S.A.	Greece	N/A	Investment holding company	100%	100%	100%
Titan America LLC	USA	Delaware	Investment holding company	100%	100%	100%
Essex Cement Company LLC	USA	Delaware	Trading company	100%	100%	100%
Mechanicsville Concrete LLC	USA	Virginia	Ready-mix producer	100%	100%	100%
Pennsuco Cement Company LLC	USA	Delaware	Investment holding company	100%	100%	100%
Roanoke Cement Company LLC	USA	Virginia	Cement producer	100%	100%	100%
S&W Ready-Mix Concrete Company LLC	USA	North Carolina	Ready-mix producer	100%	100%	100%
Separation Technologies LLC	USA	Delaware	Fly ash beneficiation	100%	100%	100%
ST Equipment & Technology LLC	USA	Delaware	Sales and engineering services	100%	100%	100%
ST Equipment & Technology Trading Company LLC	USA	Delaware	Trading company	N/A	100%	100%
ST Mid-Atlantic LLC	USA	North Carolina	Investment holding company	N/A	N/A	100%
Titan Florida LLC	USA	Delaware	Cement, aggregates, ready-mix and concrete block producer	100%	100%	100%
Titan Mid-Atlantic Aggregates LLC	USA	Virginia	Aggregates producer	100%	100%	100%
Titan Virginia Ready-Mix	USA	Delaware	Ready-mix concrete producer	100%	100%	100%
Trusa Realty LLC	USA	Florida	Real estate holding company	100%	100%	100%
Markfield America LLC	USA	Virginia	Insurance brokerage company	N/A	100%	100%
Titan Florida Holdings LLC	USA	Delaware	Investment holding company	100%	100%	N/A
Carolinas Cement Company LLC	USA	Delaware	Investment holding company	100%	100%	100%
Norfapeake Terminal LLC	USA	Virginia	Real estate holding company	100%	100%	100%

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

List of Legal Entities	Country of incorporation	State of incorporation	Nature of business	2024 % of investment	2023 % of investment	2022 % of investment
S&W Ready-Mix LLC	USA	South Carolina	Ready-mix producer	100%	100%	100%
Titan Florida Concrete Products LLC	USA	Delaware	Investment holding company	100%	100%	N/A
Titan Florida Aggregates LLC	USA	Delaware	Investment holding company	100%	100%	N/A
Titan Florida Cement LLC	USA	Delaware	Investment holding company	100%	100%	N/A
Metro Redi-Mix LLC	USA	Florida	Real estate holding company	100%	100%	100%
Miami Valley Ready-Mix Florida LLC	USA	Delaware	Real estate holding company	100%	100%	100%
Summit Ready-Mix LLC	USA	Florida	Real estate holding company	100%	100%	100%
Silver Sand Transportation LLC	USA	Delaware	Transportation brokerage	100%	100%	100%
Standard Concrete LLC	USA	Florida	Investment holding company	100%	100%	100%
Massey Sand and Rock Co.	USA	California	Inactive	100%	100%	100%
Daleville Development LLC	USA	Virginia	Real estate holding company	100%	100%	100%
Nestor Timber Development LLC	USA	Virginia	Real estate holding company	100%	100%	100%
SEI LLC	USA	North Carolina	Real estate holding company	100%	100%	100%
Evergreen Wildlife Management LLC	USA	Virginia	Inactive	N/A	N/A	100%
D.M Conner LLC	USA	Virginia	Aggregates producer	100%	N/A	N/A
(b) Associates
Associates are entities in which the Company has an investment but over which it does not exercise control (either directly or jointly) but rather over which the Company exerts significant influence.
1.3.Foreign currency translation
The consolidated financial statements are presented in thousands of U.S. Dollars, which is also the parent company’s functional currency. Foreign currency transactions are translated using the exchange rates (i.e. spot rates) prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized as foreign exchange (loss)/gain, net in the Consolidated Statements of Income. Translation differences on non-monetary financial assets and liabilities are included in the Consolidated Statements of Income.
The financial statements of the Company’s subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•Assets and liabilities for each balance sheet are translated at the closing rate at the date of the balance sheet.
•Income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates.
•All exchange differences resulting from the above are recognized in other comprehensive income.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

1.4.Property, plant, equipment and mineral deposits
Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses, except for land (excluding quarries), which is shown at cost less impairment losses.
Cost includes expenditures directly attributable to the acquisition of the items and any environmental rehabilitation costs to the extent that they have been recognized as a provision (refer to Note 1.16). Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. The carrying amount of a replaced part is derecognized. All other repairs and maintenance are charged to the Consolidated Statements of Income as incurred. Subsequent component costs are depreciated over the remaining useful life of the related asset. Subsequent refurbishment costs that extend the asset’s useful life are depreciated over the newly determined life.
With the exception of quarries and refurbishments, depreciation is calculated using the straight-line method to allocate the cost of the assets to their residual values over their estimated useful lives, as follows:

	Cement	Aggregates	Other
Land improvements	15 - 30	15	15
Building and improvements	25	25	25
Machinery and equipment	15-30	10-20	5-15
Mobile equipment	7-25	7-15	7
Marine equipment	20	20	n/a
Auto and truck	8	8	8
Furniture and fixtures	3-5	3-5	3-5

Land on which quarries are located is depreciated on a depletion basis, which is recorded as the material extraction process advances based on the unit-of-production method based on proven and probable reserves and indicated and measured resources, defined as quantified and fully assessed reserves of raw materials in fully controlled land for which we have the mining rights and have or expect the necessary administrative permits for mining operations.
Major spare parts and stand-by equipment are classified as property, plant, equipment, and mineral deposits and are included in the machinery and equipment category.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount (refer to Note 1.7).
Items of Property, plant and equipment are derecognized upon disposal or when no future economic benefits are expected from their use or disposal. Gains and losses on disposals are determined by comparing proceeds with carrying amounts. Impairment losses are measured as the difference between the carrying value and the recoverable amount which is the value-in-use. Both gains and losses on disposals and impairment losses are included in cost of goods sold or general and administrative expense, depending on their nature.
Interest costs on borrowings specifically used to finance the construction of Property, plant and equipment are capitalized during the construction period if the criteria for recognition are met. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset (refer to Note 1.23).
1.5.Intangible assets
    (a)    Goodwill
Goodwill arises on the acquisition of subsidiaries and represents the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognized in profit or loss.
Goodwill represents the future economic benefits arising from assets that are not capable of being individually identified and separately recognized in a business combination. Goodwill is not amortized. After initial recognition, it is measured at cost less any impairment losses.
For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (CGU’s) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
Each unit or group of units to which the goodwill is allocated represents the lowest level within the Company at which goodwill is monitored for internal management purposes. Goodwill is monitored at the CGU level.
Impairment testing is performed annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of the value-in-use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.
(b)Software
Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets where the following criteria are met:
•it is technically feasible to complete the software so that it will be available for use;
•management intends to complete the software and use it;
•there is an ability to use the software;
•it can be demonstrated how the software will generate probable future economic benefits;
•adequate technical, financial and other resources to complete the development and to use the software are available; and
•the expenditure attributable to the software during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads. Capitalized development costs are recorded as intangible assets and amortized over its economic useful life from the point at which the asset is ready for use.
(c)Other intangible assets
Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and instead recognized in profit and loss in the period in which the expenditure is incurred.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

The useful lives of intangible assets are assessed as either finite or indefinite.
Intangible assets with finite lives are amortized on a straight-line basis over their economic useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and amortization method for an intangible asset with a finite useful life are reviewed at the end of each reporting period. Changes in the expected useful life or the expected pattern of realization of the future economic benefits are considered in modifying the amortization period or method, as appropriate, and are treated as changes in accounting estimates. Amortization expense on intangible assets with finite useful lives is recognized in the Consolidated Statements of Income in the expense category that best reflects the assets’ function.
Intangible assets with indefinite useful lives are not amortized. They are tested for impairment annually either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether it continues to be supportable. If not, a change in useful life from indefinite to finite is made on a prospective basis.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Income in the expense category that best reflects the asset’s nature.
The estimated useful lives for the major components of intangible assets are:

Years
Customer Relationships	5 -7
Software	7
Tradenames	Indefinite
1.6.Deferred stripping costs
Stripping costs comprise the removal of overburden and other waste products at a quarry or mine. Stripping costs incurred in the development of a quarry or mine before production commences, and as new areas of mining are developed, are included in the carrying amount of the related quarry or mine, under property, plant, equipment and mineral deposits. These costs are subsequently depreciated on a units-of-production basis.
1.7.Impairment of non-financial assets other than Goodwill
Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
For the purpose of testing for impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). Impairment losses recognized on non-financial assets other than goodwill are reviewed for possible reversal of the impairment at each reporting date. An asset’s recoverable amount is the higher of the asset’s or CGU’s fair value less costs to sell and its value-in-use. Recoverable amount is determined for each asset individually, except for those that do not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is impaired and is written down to its recoverable amount.
Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Intangible assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized immediately as an expense for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

1.8.Leases
Leases are recognized as a right-of-use asset and a corresponding lease liability at the date of the commencement of the lease. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. It is discounted by using the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate (IBR). The IBR is the secured rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of a similar value in a similar economic environment with similar terms and conditions.
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.
Lease liabilities include the net present value of the following:
•lease payments (including in-substance fixed payments);
•variable lease payments that are based on an index or a rate;
•amounts expected to be payable by the lessee under residual value guarantees; and
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option.
The right-of-use asset is initially measured at cost, and subsequently, at cost less accumulated depreciation and impairment losses, adjusted for certain re-measurements of the lease liability.
Right-of-use assets are generally depreciated over the lease-term, except where there is a purchase option that is reasonably certain of being exercised. In that case, the right-of-use asset is depreciated over its estimated useful life in accordance with the estimates disclosed in Note 1.4.
The initial measurement of the right-of-use asset is comprised of:
•the amount of the initial lease liability;
•any lease payments made at or before the commencement date; less any lease incentives received;
•any initial direct costs, and
•restoration or return costs.
The Company leases various types of land, buildings, equipment and motor vehicles and has applied judgment to determine the lease term for contracts that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which could materially affect the amount of lease liabilities and right-of-use assets recognized. Lease terms are negotiated on an individual basis and contain different terms and conditions. Some leases have fixed price increases, while others have increases based on changes in price indices.
Machinery & equipment and motor vehicle contracts generally have fixed terms from 3-8 years, with some having fair value or fixed-price purchase options and/or renewal options. Renewal options on these types of contracts are generally for short durations. Land and building contracts generally have fixed terms from 5-10 years. These types of contracts can have multiple renewal options that extend over a material number of additional years.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option. Low-value assets comprise IT equipment and small items of office furniture.
1.9.Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined using a weighted average cost method. The cost of finished goods and work in process comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.
Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and direct selling expenses.
Spare parts classified as inventory are items awaiting use in the production process (repairs and maintenance) that are not otherwise classified as property, plant, equipment and mineral deposits (Note 1.4).
1.10.Trade receivables
Trade receivables are amounts due from customers for products sold or services performed in the ordinary course of business. The Company maintains two different portfolios of trade receivables:
•Portfolio one consists of receivables in a hold to collect model. These receivables are non-interest bearing and are normally settled in accordance with the terms of the contracts. If collection is expected in one year or less, they are classified as current assets at amortized cost. If not, they are presented as non-current assets. They are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment.
•Portfolio two consists of receivables in a hold to sell model as further described in Note 2.2(b) and 7. Receivables in this portfolio are measured at fair value through profit or loss.
1.11.Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits held by banks and other short-term highly liquid investments with original maturities of three months or less.
Cash equivalents also include deposits in transit from credit card companies that have been authorized by the respective credit card company and submitted for processing by the Company. Such amounts are held for the purpose of meeting short-term cash requirements, rather than for investment or other purposes, and are readily convertible to a known amount of cash.
1.12.Borrowings
Borrowings are initially recorded at fair value net of transaction costs incurred. In subsequent periods, borrowings are carried at amortized cost in accordance with the effective interest method. Any difference between the proceeds (net of transaction costs) and redemption value is recognized in the Consolidated Statements of Income over the period of the borrowings using the effective interest method.
Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.
1.13.Current and deferred income taxes
Titan America is subject to income taxes in Belgium. Titan Atlantic is subject to income taxes in the United States and in Greece. Additionally, ST Equipment & Technology Trading Company LLC (“Trading Co”), a subsidiary of Titan America, has elected to be treated as a corporation for income tax purposes. As such, Trading Co will file a separate tax return; however, its activity is included in Titan America’s results.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

The tax expense for the period is comprised of current and deferred tax. Tax is recognized in the Consolidated Statements of Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
Current income tax is calculated based on the tax laws enacted or substantively enacted at the reporting date. Management periodically evaluates positions taken in tax returns where the tax regulations are subject to interpretation and establishes provisions when appropriate based on the amounts expected to be paid to the tax authorities.
Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit and loss and does not give rise to equal taxable and deductible temporary differences, it is not accounted for.
Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized.
Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the related deferred income tax liability is settled.
1.14.    Employee benefits
(a)    Pension and other retirement obligations
The Company sponsors both defined benefit and defined contribution pension plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligation to make additional contributions if the fund does not hold sufficient assets to pay all employee benefits related to the current and prior years. A defined benefit plan is a pension plan that is not a defined contribution plan and is funded by the Company.
Typically, defined benefit plans set the amount of pension benefits employees will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation.
The liability recognized in the Statements of Financial Position related to the defined benefit and other post-retirement benefit plan represents the present value of the defined benefit obligation at the reporting date less the fair value of plan assets.
The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds, which have terms to maturity similar to the terms of the related pension obligation.
Past service costs are recognized in profit or loss on the earlier of:
•the date of the plan amendment or curtailment, or
•the date the Company recognizes restructuring related costs.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Company recognizes the following changes in the net defined benefit obligation:
•service costs, comprising current service cost, past-service cost, gains and losses on curtailments and non-routine settlements under cost of goods sold, and
•net interest expense or income under finance cost.
Remeasurements related to actuarial gains and losses and the return on plan assets (excluding net interest), are recognized immediately in the Statements of Financial Position with a corresponding charge or credit to member’s equity through Other Comprehensive Income. Remeasurements are not reclassified to profit or loss in subsequent periods.
For defined contribution plans, the Company pays contributions to privately administered plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and are included in payroll and related expenses in the Consolidated Statements of Income as incurred.
(b)Termination benefits
Termination benefits are payable when an employee is terminated by the Company, or when an employee accepts voluntary separation from the Company in exchange for these benefits. The Company recognizes termination benefits at the earlier of: a) the date the Company can no longer withdraw the offer of those benefits; and b) when the Company recognizes costs for a restructuring that is within the scope of IAS 37 that involves the payment of termination benefits. In the case of an offer made to encourage voluntary separation, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than one year after the end of a reporting period are discounted to present value.
(c)Bonus plan
A liability for employee benefits in the form of a bonus plan is recognized in accrued expenses when the following conditions are met:
• there is a formal plan and the amounts to be paid are determined prior to issuance of the financial statements; or
•past practice has created a valid expectation by employees that they will receive a bonus payment and the amount can be determined prior to issuance of the financial statements.
(d) Share-based compensation
Restricted stock incentive plans
TCI operates an equity-settled share-based compensation plan. The Company recognizes the fair value of the employee service received in exchange for the grant of TCI stock options as an expense.
Prior to 2020, share options were granted to certain members of senior management and other employees of the Company at a discount to the market price of the shares on the respective dates of the grants and were exercisable at those prices. Generally, the options could only be exercised within the year vested or within the first two months of the year following the vesting date. The plan had a contractual option term of three years.
The fair value of the employee services received in exchange for the grant of the options was recognized as an expense during the vesting period, which is the period over which all of the specific vesting conditions are to be satisfied. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted specified by the date of grant and:

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

•include any market performance conditions (for example, the entity’s share price);
•exclude the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the Company over a specified time period); and
•include the impact of any non-vesting conditions.
At the end of each reporting period, the Company revised its estimates of the number of options that were expected to vest (which were limited to non-market vesting conditions) and recognized the impact of the revision to the original estimates, if any, in the Consolidated Statements of Income under general and administrative expense, with a corresponding adjustment to equity.
Long-term incentive plan (LTIP)
In May 2020, TCI adopted a new long-term share-based incentive plan. Participants in the plan are awarded a conditional grant of TCI shadow shares at no consideration in April (or later) of each year. The awards have no dividend or voting rights.
The number of shadow shares granted to each participant is determined by the award amount (expressed in US Dollars or Euros) and the value of the shadow share. The value of the shadow share is equal to the average TCI share closing price on Euronext Brussels during the last seven trading days of March of the grant year.
The vesting period of the awards is as follows:
•50% at the completion of a three-year period, and
•50% at the completion of a four-year period.
The awards vest at the designated dates, provided that the participants are still working for the Company or any other subsidiary or affiliate of TCI.
At vesting, participants receive their vested awards in TCI shares.
The Company receives services from its employees, but TCI has the obligation to settle the awards. As a result, the Company accounts for the plan as an equity-settled transaction by recognizing the fair value of the services it receives from the participants in the Consolidated Statements of Income under general and administrative expense, with a corresponding adjustment to equity during the vesting period.
1.15.     Provisions
Provisions represent liabilities of uncertain timing or amount and are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when reimbursement is virtually certain. Expenses related to provisions are presented in the Consolidated Statements of Income net of any reimbursement.
Provisions are not recognized for future operating losses. The Company recognizes a provision for onerous contracts when the economic benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.
Where the effect of the time value of money is material, provisions are measured at the present value of the amount expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

the risks specific to the obligation. The increase in the provision due the passage of time is recognized as a finance cost (refer to Note 21).
1.16. Provisions for restoration, environmental and equipment removal obligations
The Company is required to restore the land used for quarries and processing sites at the end of their productive lives to a condition acceptable for the relevant authorities and consistent with the Company’s environmental policies. Provisions for restoration, environmental and equipment removal obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.
Estimated costs associated with such rehabilitation activities represent management’s best estimate of expenditures required to settle the present obligation at the balance sheet date and are measured at the present value of future cash outflows expected to be incurred. Such cost estimates, initially expressed at current price levels, are adjusted for inflation (between 2.25% and 2.44% at December 31, 2024, between 2.34% and 2.89% at December 31, 2023, and between 2.35% and 3.0% at December 31, 2022) to reflect expected annual cost increases between the date of the estimate and the forecasted payment date. The estimates are then discounted to present value at a rate consistent with the duration of the liability. Where a closure and restoration obligation arises from quarry/mine development activities or relates to the decommissioning of property, plant and equipment, the provision can be capitalized as part of the cost of the associated asset (intangible or tangible). The capitalized cost is depreciated over the useful life of the asset and any change in the net present value of the expected liability is included in finance cost, unless it arises from changes in valuation assumptions. Each year, the provisions are increased to reflect accretion of the discount, with these charges recorded as a component of finance cost.
Provisions associated with environmental damage represent the estimated future cost of remediation. Estimating the future costs of these obligations is complex and requires the Company to use judgment. The estimation of these costs is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, currently enacted laws and regulations and prior experience in site remediation (refer to Note 21).
1.17. Revenue recognition
Revenue is the amount of consideration expected to be received in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (sales taxes, etc.). Some of the contracts offer discounts for prompt payment. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of revenue will not occur and is estimated at contract inception using either the expected value method, or the most likely amount method. Historical experience, market trends and industry data are considered when determining such estimates. The Company reassesses variable consideration at the end of each reporting period as additional information becomes available.
Revenue is recognized when (or as) a performance obligation is satisfied by transferring the control of a promised good or service to the customer. A customer obtains control of a good or service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. Control is transferred over time or at a point in time. Revenue from the sale of goods is recognized when control of the goods is transferred to the customer, usually upon delivery, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.
1.18. Financial assets
The Company initially measures a financial asset at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Transaction costs associated with financial assets carried at fair value through profit or loss are expensed. Trade receivables are initially measured at their transaction price.
The Company’s financial assets comprise trade and other receivables and derivative credit support payments, carried at cost, and derivative financial instruments classified as at fair value through profit or loss.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

1.19. Impairment of financial assets
The Company records an allowance for expected credit losses (ECLs) for all financial assets not held at fair value through profit and loss (FVPL).
ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate. For trade and other receivables, the Company has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses.
1.20.     Derivative financial instruments
Derivative financial instruments are recognized at fair value upon both initial recognition and subsequently. Derivatives are presented as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recorded directly in the Consolidated Statements of Income, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income (OCI) and subsequently reclassified to profit or loss when the hedged item affects profit or loss.
Periodically, the Company may enter into a cash flow hedge for a portion of its natural gas or other commodity price risk exposures. The cash flow hedge accounting model applies when hedging exposure to variability in cash flows attributable to a specific risk associated with a recognized asset or liability, an unrecognized firm commitment (currency risk only) or a highly probable forecasted transaction, that could impact profit or loss. Further details about the hedge are provided in Note 25.
1.21. Derecognition of financial assets and liabilities
(a)Financial assets
A financial asset (or a part of a financial asset or part of a group of similar financial assets) is derecognized when:
•the rights to receive cash flows from the asset have expired;
•the Company retains the right to receive cash flows from the asset but has assumed an obligation to transfer such cash flows without material delay to a third party under a “pass-through” arrangement; or
•the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the assets, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.
Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. A corresponding liability is also recognized.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.
(b)Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the Consolidated Statements of Income.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

1.22.     Fair value measurement
The Company uses the following valuation hierarchy for determining and disclosing the fair value of its financial assets and liabilities:
•Level 1: based on quoted (unadjusted) prices in active markets for identical assets and liabilities.
•Level 2: based on valuation techniques whereby all inputs having a material effect on the fair value are observable, either directly or indirectly, and include quoted prices for identical or similar assets and liabilities in markets that are not actively traded.
•Level 3: based on valuation techniques whereby all inputs having a material effect on the fair value are not derived from observable market data.
On December 31, 2024 and 2023, the Company held derivative financial instruments that were recorded at fair value in the Consolidated Statements of Financial Position (Level 2). The Company also had long and short-term borrowings that were recorded at amortized cost. The fair value of these borrowings (Level 3) is disclosed in Note 18.
1.23. Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (an asset that takes a substantial period of time (greater than one year) to get ready for its intended use or sale) are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the Consolidated Statements of Income in the period in which they are incurred. Borrowing costs consist of finance and other costs that an entity incurs in connection with the borrowing of funds. Capitalized interest is presented in investing activities in the Consolidated Statements of Cash Flows.
1.24.Trade payables
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.
Trade payables are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

2. Significant accounting estimates and critical judgments
The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts and disclosures. Estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations about future events believed to be reasonable under the circumstances.
Such estimates and assumptions form the basis in making judgments to determine the carrying value of assets and liabilities not readily available from other sources. The resulting accounting estimates will, by definition, seldom equal the actual results. The estimates and assumptions that have higher degree of judgment or complexity, and of items which are more likely to be materially adjusted within the next financial year are discussed below.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

2.1.Significant accounting estimates and changes in estimates:
(a)Depreciation
Property, plant and equipment are depreciated over their estimated useful lives. The actual lives of the assets are assessed annually and may vary depending on a number of factors. In reassessing asset lives, factors such as technological innovation, product lifecycles, life-of-mine and maintenance programs are considered. A one-year increase in the assumed asset lives would increase income before income taxes by $7,800 for the year ended December 31, 2024. A one-year decrease in the assumed asset lives would decrease income before income taxes by $9,925 for the year ended December 31, 2024.
(b)Goodwill
Impairment tests of goodwill use the recoverable amounts of CGU that are determined based on value-in-use calculations in Note 13.
(c)Valuation of financial instruments
The valuation of derivative financial instruments is based on the market position provided by the counterparty financial institutions at the reporting date. Further information on financial instruments is provided in Note 9.
(d)Provisions for restoration, environmental and equipment removal obligations
Estimating provisions for restoration, environmental and equipment removal obligations involves inherent uncertainty due to unknown conditions, changing governmental regulations and legal standards regarding the liabilities, the length of the clean-up periods and evolving technologies. The restoration, environmental and equipment removal provisions reflect the information available to management at the time of determination of the liability and are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available.
The calculation of provisions for restoration, environmental and equipment removal obligations is most sensitive to the following assumptions:
•Current estimated costs;
•Inflation rates; and
•Discount rates.
See Note 21 for further information about provisions for restoration, environmental and equipment removal obligations.
2.2.Critical judgments:
(a)Interest in unconsolidated entities
The Company has an agreement with a Special Purpose Entity (“SPE”) under which trade accounts receivable, originated by certain of the Company’s operating subsidiaries, are aggregated and sold to the SPE (which was established to house and manage the trade accounts receivable) in exchange for cash and interest-bearing notes receivable.
Management determined the most relevant activity of the SPE to be the management of impaired trade accounts receivable within the overall portfolio of trade accounts receivable owned by the SPE, as this activity has the greatest impact on credit losses incurred, and hence, the variability of the SPE’s returns. The entities most exposed to variable returns are (i) the Company which holds the most subordinated interest in the SPE, as well as the third most subordinated interest, and (ii) an unrelated party (the “Control Party”) which holds the second most subordinated interest and retains the right to manage the impaired accounts receivable and substantive rights to replace the Company as servicer of the SPE. As a result, the Company does not consolidate the SPE.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

(b)Derecognition of trade accounts receivable transferred to the SPE
As noted in Note 2.2(a) the Company does not consolidate the SPE, but rather sells it qualifying trade accounts receivable originated by certain of the Company’s operating subsidiaries in exchange for cash and interest-bearing notes receivable. As a result of the arrangement, the Company transfers its rights to receive the cash flows from the trade accounts receivable sold to the SPE. Credit losses within the SPE are shared among the lenders to the SPE based on the seniority of their loans to the SPE. Based on the current level of bad debts in the entity and an associated analysis of the risks and rewards of receivables transferred to the SPE, the Company has concluded that it is appropriate to derecognize the receivables at the time of sale.
At December 31, 2024, expected credit losses within the SPE total $329, and, if realized, would be allocated first to the Company’s junior subordinated note (which is fully reserved for in the accompanying financial statements) and the Control Party’s intermediate subordinated note.
Additional details about the SPE can be found in Note 7.
(c) Determination of lease terms under IFRS 16
Extension options are included in a number of property and equipment leases across the Company. A limited number of leases contain termination options, and these are generally only exercisable by the Company. In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended.
In determining the lease term, the Company considers the contractual terms, termination costs and strategic importance of the assets to the operations (in addition to the significance of investments undertaken or planned in connection with leased properties). The reasonably certain assessment is only revised if a material event or a material change in circumstance occurs that is within the control of the Company.
As of December 31, 2024, potential future cash flows of $41,700 (undiscounted) were not included in the lease liability due to it not being reasonably certain that the lease terms would be extended.
3. Revenue
Substantially all of the Company’s revenue is derived from sales of cement, fly ash, aggregates, ready-mix concrete and concrete blocks. Sales transactions result from customer requests (an “Order”) received in response to Company quotes or negotiated purchase orders. An Order specifies products, contractual terms and conditions, estimated quantities, and pre-determined prices over established time periods. Once an Order is in place, the customer requests the delivery of specific products and volumes under the general terms and conditions contained therein.
Products generally remain the property of the Company until received by the customer, and the Company provides a warranty that the materials comply with the specifications contained in the Order. The contracts can generally be cancelled with or without cause at any time, with each party having responsibility for any rights and obligations accrued up to the time of termination. Each request by a customer under an Order produces a sales contract for the goods specified in such request. The Order does not create enforceable rights or obligations on their own (an additional purchasing decision is required on the part of the customer). The warranties provided are assurance-type warranties and do not create separate performance obligations.
Control over the goods subject to each sales contract transfers at a point in time. For standard products, customer acceptance is generally considered a formality, and control generally transfers (and revenue is recognized) upon shipment or delivery.
Promised goods may be subject to bill-and-hold arrangements; however, this is very rare. Given the nature of the products (not separately identifiable and ability of the business to direct the inventory to another customer), customers do not obtain control under bill-and-hold arrangements prior to shipment, and since the businesses do not bill customers prior to shipment, these arrangements do not impact revenue recognition.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

The transaction price for each sales contract is determined by reference to the quantity requested and price established in the Order. Some of the contracts offer discounts for prompt payment. In these cases, revenue is recorded in the amount the business expects to be entitled to.
Some agreements may involve the payment of sales incentives. When paid in connection with the acquisition of an Order, which does not create a performance obligation at inception, commissions are expensed as incurred. In all cases, the amounts are immaterial and pertain to short-term sales contracts. Additional contract fulfillment costs may include insurance, on-site labor, shipping costs and the removal or replacement of materials under warranty. Given the short-term nature of the sales contracts, the Company does not capitalize such amounts. However, estimated removal or replacement costs of materials under warranty are included in the obligation for accrued warranty costs.
The components of revenue for the years ended December 31, 2024, 2023, and 2022 are as follows:

	2024	2023	2022

Cement	$639,312	$657,332	$560,320
Aggregates	82,190	83,438	79,147
Ready-mix concrete	735,174	688,236	589,553
Concrete block and related products	153,474	140,128	116,929
Fly ash	21,954	19,833	15,687
Equipment and related services	1,872	1,986	2,253
Other goods and services	417	648	257
Revenue	$1,634,393	$1,591,601	$1,364,146

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

4. Cost of goods sold

The components of cost of goods sold for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022

Material and other inventory costs	$539,006	$569,794	$516,377
Inventory change	(27,408)	(9,278)	(10,990)
Payroll and employee related expenses	277,913	257,919	227,897
Energy and Fuel Costs	96,346	104,619	122,012
Depreciation, depletion, and amortization	84,855	79,360	78,571
Freight expense	49,988	55,313	59,529
Distribution expense	77,790	71,343	64,350
Repairs and maintenance	50,892	40,133	33,450
Utilities	3,404	3,436	3,000
Taxes and fees, other than income taxes	16,898	15,934	13,527
Short-term lease rentals	24,810	22,325	13,587
Risk insurance, including loss retention	15,239	12,201	13,167
Travel, training, and other employee expense	3,197	2,877	2,821
Other	4,808	2,136	5,582
Total cost of goods sold	$1,217,738	$1,228,112	$1,142,880

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

5. Selling expense
The components of selling expense for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022

Payroll and employee related expenses	$17,099	$17,197	$17,321
Overhead (dues, professional fees, credit card fees, etc.)	14,217	11,718	10,469
Travel, entertainment, and other employee expense	1,745	1,696	1,417
Other selling expenses	562	398	731
Total selling expense	$33,623	$31,009	$29,938

6. General and administrative expense
The components of general and administrative expense for the years ended December 31, 2024, 2023 and 2022, are as follows:

	2024	2023	2022
Payroll and employee related expense	$59,409	$54,399	$50,045
Depreciation and amortization	8,559	8,138	6,245
Management fees	14,843	11,405	9,868
Service contracts	10,636	5,030	4,311
Office costs	5,319	5,565	5,029
Bank fees	416	527	650
Professional fees	22,604	9,616	6,535
Travel, entertainment and auto expense	2,705	2,802	2,168
Other	4,439	2,427	2,662
Total general and administrative expense	$128,930	$99,909	$87,513
7. Fair value loss on sale of accounts receivable, net
As discussed in note 2.2(b), the Company has an accounts receivable (“AR”) sale agreement with an unrelated third party (the “Special Purpose Entity” or “SPE”) whereby trade accounts receivable, originated by certain of the Company’s operating subsidiaries (the “Originators”), are aggregated, sold to the Company, and on-sold by the Company to the SPE in exchange for cash and interest-bearing notes receivable. Under the terms of the agreement, the sale of accounts receivable is made on a continuing, fair value, non-recourse basis (as to collectability) at a discount representing the time value of money and risk of collectability, among other factors. The SPE does, however, have recourse against the Company for any: 1) voluntary adjustments (e.g., quality allowances, etc.) of customer obligations by the Company or the Originators; 2) corrections of product quantity, pricing (including nominal short-pay auto tolerances), or other billing errors made by the Company or the Originators subsequent to the date of invoice; and 3) customer offsets against receivables sold to the SPE (e.g., back charges and volume rebates).
By agreement among the parties, the Company acts as “Servicer” of the accounts receivable sold to the SPE. As Servicer, the Company provides credit administration, billing, collections, cash application and data reporting services. The SPE pays a servicing fee to the Company. However, as discussed in note 2.2 (a), an unrelated party retains the right to manage the impaired accounts receivable of the SPE and can replace the Company as servicer of such receivables at its sole discretion.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

7. Fair value loss on sale of accounts receivable, net (continued)
Net of interest earned on the note receivable and servicing and other fees paid to the Company, the Company recognized a fair value loss on sale of receivables of $4,620, $6,113, and $3,041 in 2024, 2023 and 2022, respectively. The Company may incur losses on its notes and miscellaneous receivables due from the SPE if the amount of credit losses on the underlying receivables sold to the SPE exceeds the value of the control party’s note due from the SPE by the amount of $1,868 as of December 31, 2024 ($1,565 as of December 31, 2023). The notes and miscellaneous receivables, net due from the SPE at December 31, 2024 and 2023 are $51,931, and $59,346, respectively (see Note 17), representing the Company’s maximum exposure to loss from its interest in the SPE. During 2024, the Company sold $1,248,935 of trade accounts receivable to the SPE ($1,181,511 in 2023 and $987,208 in 2022).
8. Finance cost, net
The components of finance cost for the years ended December 31, 2024, 2023 and 2022, are as follows:

	2024	2023	2022

Interest expense on borrowings, including leases	$25,846	$23,545	$21,818
Line of credit commitment fees	657	694	710
Net interest costs on pension and OPEB benefits	37	64	39
Accretion expense on provisions	2,309	1,813	976
(Benefit)/cost from interest rate swap	(71)	186	(3,461)
Capitalized interest	(732)	(2,826)	(466)
Finance income	(1,468)	(950)	(436)
Other	(403)	(282)	(102)
Total finance cost, net	$26,175	$22,244	$19,078

9. Foreign exchange and derivative financial instruments
Foreign exchange gains/(losses) are comprised of gains and losses associated with the remeasurement and settlement of foreign currency denominated financial assets and liabilities. For the year ended December 31, 2024, the Company recorded a net foreign exchange gain of $20,846.

	€150,000 Fixed Rate Loan (a)	€120,000 Fixed Rate Loan (b)	€100,000 Fixed Rate Loan (c)	€50,000 Fixed Rate Loan (d)	€32,800 Fixed Rate Loan	Euro Revolving Credit Facility ("RCF")	Other	Total
Foreign exchange gains/(losses) arising from:
Remeasurement and settlement of Euro denominated loan obligations (principal)	$2,910	$5,604	$6,150	$3,178	$2,168	$2,158	$—	$22,168
Remeasurement and settlement of Euro denominated loan obligations (finance cost)	6	$62	111	49	30	13	—	271
Other	—	$—	—	—	—	—	(1,593)	(1,593)
Total foreign exchange gains/(losses) in 2024	$2,916	$5,666	$6,261	$3,227	$2,198	$2,171	$(1,593)	$20,846

(a)Note obtained November 15, 2024
(b)Note matured November 15, 2024
(c)Note increased from €75,000 to €100,000 from amendment dated April 29, 2024
(d)Note increased from €45,000 to €50,000 from amendment dated April 29, 2024

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

9. Foreign exchange and derivative financial instruments (continued)
The Company entered into derivative financial instruments to manage certain of its foreign currency and interest rate exposures. For the year ended December 31, 2024, the Company recorded a net loss on derivative financial instruments of $22,441, resulting in an overall net foreign exchange and financial instrument loss of $1,595. The following table demonstrates the types of derivative financial instruments entered into with respect to the above instruments and the composition of the net gain recognized in 2024:

	€150,000 Cross Currency Interest Rate Swaps	€150,000 Cross Currency Interest Rate Swaps	€150,000 Cross Currency Interest Rate Swaps	Foreign Exchange Forwards	Total
Cross Currency Interest Rate Swap Maturity	2024	2027	2029
Derivative financial instrument losses in 2024	$(5,348)	$(2,958)	$(5,461)	$(8,674)	$(22,441)
For the year ended December 31, 2023, the Company recorded a net foreign exchange loss of $11,981:

	€120,000 Fixed Rate Loan	€75,000 Fixed Rate Loan	€45,000 Fixed Rate Loan	€32,800 Fixed Rate Loan	Euro Revolving Credit Facility ("RCF")	Other	Total
Foreign exchange gains/(losses) arising from:
Remeasurement and settlement of Euro denominated loan obligations (principal)	$(4,608)	$(2,880)	$(1,728)	$(1,260)	$(1,528)	$—	$(12,004)
Remeasurement and settlement of Euro denominated loan obligations (finance cost)	(35)	(22)	(7)	(11)	(8)	—	(83)
Other	—	—	—	—	—	106	106
Total foreign exchange gains/(losses) in 2023	$(4,643)	$(2,902)	$(1,735)	$(1,271)	$(1,536)	$106	$(11,981)

For the year ended December 31, 2023, the Company recorded a net gain on derivative financial instruments of $10,967, resulting in an overall net foreign exchange and financial instrument loss of $1,014. The following table demonstrates the types of derivative financial instruments entered into with respect to the above instruments and the composition of the net gain recognized in 2023:

	€150,000 Cross Currency Interest Rate Swaps	€50,800 Foreign Exchange Forwards	€42,000 Foreign Exchange Forwards	€30,000 Foreign Exchange Forwards	Euro Revolving Credit Facility ("RCF") Forwards	Other Foreign Exchange Forwards	Total
Derivative financial instrument gains in 2023	$7,684	$787	$645	$448	$1,402	$1	$10,967

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

9. Foreign exchange and derivative financial instruments (continued)
For the year ended December 31, 2022, the Company recorded a net foreign exchange gain of $19,990:

	€120,000 Fixed Rate Loan	€75,000 Fixed Rate Loan	€45,000 Fixed Rate Loan	€32,800 Fixed Rate Loan	Euro Revolving Credit Facility ("RCF")	Other	Total
Foreign exchange gains/(losses) arising from:
Remeasurement and settlement of Euro denominated loan obligations (principal)	$9,315	$4,950	$2,970	$2,165	$92	$—	$19,492
Remeasurement and settlement of Euro denominated loan obligations (finance cost)	(80)	49	57	27	1	—	54
Other	—	—	—	—	—	444	444
Total foreign exchange gains/(losses) in 2022	$9,235	$4,999	$3,027	$2,192	$93	$444	$19,990

For the year ended December 31, 2022, the Company recorded a net loss on derivative financial instruments of $18,534, resulting in an overall net foreign exchange and financial instrument gain of $1,456. The following table demonstrates the types of derivative financial instruments entered into with respect to the above instruments and the composition of the net loss recognized in 2022:

	€150,000 Cross Currency Interest Rate Swaps	€50,800 Foreign Exchange Forwards	€42,000 Foreign Exchange Forwards	€30,000 Foreign Exchange Forwards	Euro Revolving Credit Facility ("RCF") Forwards	Other Foreign Exchange Forwards	Total
Derivative financial instrument gains in 2022	$(6,274)	$(5,058)	$(4,401)	$(2,802)	$—	$1	$(18,534)

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

9. Foreign exchange and derivative financial instruments (continued)
Activity within the Company’s derivative financial instruments for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 consists of the following:

	Derivative Financial Instruments - Asset/(Liability)
	Cross Currency Interest Rate Swaps Economic Hedge	Interest Rate Swaps	Foreign Exchange Forwards Economic Hedge	Natural Gas Futures Cash Flow Hedge	Total Derivatives	Credit Support Payments/ (Receipts)	Net Exposure
January 1, 2022	$(11,922)	—	$(3,727)	$(1,228)	$(16,877)	$16,390	$(487)
Gain/(Loss) on derivative financial instruments	(6,274)	—	(12,260)	—	(18,534)	—	(18,534)
Gain/(Loss) on derivative financial instruments through OCI	—	—	—	4,267	4,267	—	4,267
Gain/(Loss) on derivative financial instruments through finance costs	—	3,461	—	—	3,461	—	3,461
Settlement of derivative financial instruments	—	250	19,827	(5,969)	14,108	—	14,108
Credit support receipts on derivative financial instruments, net	—	—	—	—	—	(633)	(633)
December 31, 2022	$(18,196)	$3,711	$3,840	$(2,930)	$(13,575)	$15,757	$2,182
Gain/(Loss) on derivative financial instruments	7,684	—	3,283	—	10,967	—	10,967
Gain/(Loss) on derivative financial instruments through OCI	—	—	—	(4,387)	(4,387)	—	(4,387)
Gain/(Loss) on derivative financial instruments through finance costs	—	(186)	—	—	(186)	—	(186)
Settlement of derivative financial instruments	—	(1,453)	(1,819)	7,327	4,055	—	4,055
Credit support receipts on derivative financial instruments, net	—	—	—	—	—	(11,429)	(11,429)
December 31, 2023	$(10,512)	$2,072	$5,304	$10	$(3,126)	$4,328	$1,202
Gain/(Loss) on derivative financial instruments	(13,766)	—	(8,675)	—	(22,441)	—	(22,441)
Gain/(Loss) on derivative financial instruments through OCI	—	—	—	(110)	(110)	—	(110)
Gain/(Loss) on derivative financial instruments through finance costs	—	71	—	—	71	—	71
Settlement of derivative financial instruments	15,860	(1,434)	2,357	100	16,883	—	16,883
Credit support receipts on derivative financial instruments, net	—	—	—	—	—	(243)	(243)
December 31, 2024	$(8,418)	$709	$(1,014)	$—	$(8,723)	$4,085	$(4,638)
As described further in Note 25, the Company’s risk management strategy involves the use of cross-currency and interest rate swaps, and forward foreign exchange and commodities contracts.
•Cross-currency and interest rate swaps are used to fix the U.S. Dollar cashflows (principal and interest) associated with Euro denominated borrowings. Over the life of the instruments, there is breakage in the derivative mark-to-

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

9. Foreign exchange and derivative financial instruments (continued)
•market and foreign exchange gain/loss on borrowings due to the employment of partial term economic hedging strategies, the impact of the yield curve and evolution of the USD/Euro exchange rate on the derivative valuations.
•Foreign exchange forwards are used to mitigate the variation of the USD/Euro exchange rate for short-term intervals over the life of Euro denominated borrowings. The Company monitors market expectations for the USD/Euro exchange rate and will periodically buy USD/sell Euro to offset foreign exchange variation on designated Euro denominated transactions for the duration of the forwards. Over the life of the instruments, there is breakage in the derivative mark-to-market and foreign exchange gain/loss on borrowings due to the partial term economic hedging strategies and forward points associated with the derivative valuations.
•Natural gas commodities futures may be used to fix the variable component of certain highly probable forecasted purchases.

10. Property, plant, equipment and mineral deposits
Activity within property, plant, equipment and mineral deposits, for the year ended December 31, 2024 consists of the following:

	Quarries	Land & Land Improvements	Buildings	Machinery & equipment	Motor vehicles	Furniture & fixtures	Assets under construction	Total

January 1, 2024	$114,537	$157,668	$59,849	$288,025	$91,030	$4,289	$85,633	$801,031

Additions	10,685	—	—	—	—	—	128,183	138,868
Disposals	—	(163)	(46)	(911)	(1,003)	—	—	(2,123)
Reclassification	2,323	9,040	35,490	61,829	58,784	4,362	(171,828)	—
Provision adjustments	(1,659)	(17)	(1)	(1,438)	—	—	—	(3,115)
Capitalized interest	—	—	—	—	—	—	732	732
Depreciation, depletion, & amortization (DD&A)	(11,301)	(2,913)	(5,725)	(38,619)	(24,026)	(1,076)	—	(83,660)
December 31, 2024	$114,585	$163,615	$89,567	$308,886	$124,785	$7,575	$42,720	$851,733

As of December 31, 2024
Cost	266,275	225,351	185,795	994,491	344,003	22,733	49,215	2,087,863
Accumulated DD&A	(150,685)	(59,736)	(96,228)	(685,236)	(219,218)	(15,158)	(6,495)	(1,232,756)
Impairment reserve	(1,005)	(2,000)	—	(369)	—	—	—	(3,374)
Net book value	$114,585	$163,615	$89,567	$308,886	$124,785	$7,575	$42,720	$851,733

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

10. Property, plant, equipment and mineral deposits (continued)
The above amounts consist of assets owned by the Company. Refer to Note 11 for information about right-of-use assets. At December 31, 2024, the Company had accruals for capital projects totaling $15,128 and for the year ended December 31, 2024, the Company capitalized $732 of interest based on a capitalization rate of 6.09%. Management did not identify any events or changes in circumstances to indicate that the carrying amount may not be recoverable.
Activity within property, plant, equipment and mineral deposits, for the year ended December 31, 2023 consists of the following

	Quarries	Land & Land Improvements	Buildings	Machinery & equipment	Motor vehicles	Furniture & fixtures	Assets under construction	Total
January 1, 2023	$113,948	$151,346	$35,740	$283,321	$87,928	$921	$75,062	$748,266
Additions	7,917	—	—	681	—	—	111,521	120,119
Disposals	—	—	(255)	(3,405)	(339)	—	—	(3,999)
Reclassification	47	7,070	27,775	43,342	22,557	4,180	(104,309)	662
Provision adjustments	4,778	(32)	118	2,885	—	—	—	7,749
Capitalized interest	—	—	—	—	—	—	2,826	2,826
Depreciation, depletion, & amortization (DD&A)	(11,148)	(2,166)	(3,529)	(38,430)	(19,116)	(812)	—	(75,201)
Impairment reserve	(1,005)	1,450	—	(369)	—	—	533	609
December 31, 2023	$114,537	$157,668	$59,849	$288,025	$91,030	$4,289	$85,633	$801,031

As of December 31, 2023
Cost	254,832	216,944	150,219	957,365	313,197	19,248	90,670	2,002,475
Accumulated DD&A	(139,290)	(57,276)	(90,370)	(668,971)	(222,167)	(14,959)	(5,037)	(1,198,070)
Impairment reserve	(1,005)	(2,000)	—	(369)	—	—	—	(3,374)
Net book value	$114,537	$157,668	$59,849	$288,025	$91,030	$4,289	$85,633	$801,031
The above amounts consist of assets owned by the Company. Refer to Note 11 for information about right-of-use assets. At December 31, 2023, the Company had accruals for capital projects totaling $11,683 and for the year ended December 31, 2023, the Company capitalized $2,826 of interest based on a capitalization rate of 5.51%. Management did not identify any events or changes in circumstances to indicate that the carrying amount may not be recoverable.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

11. Right-of-use assets and lease liabilities
The Consolidated Statements of Financial Position includes the following amounts related to leases:

	December 31	December 31
	2024	2023
Right-of-use assets
Land & land improvements	$17,112	$18,219
Buildings	23,445	17,004
Machinery & equipment	19,800	22,165
Motor vehicles	4,331	4,053
	$64,688	$61,441

Lease liabilities
Current	$12,386	$11,737
Non-Current	55,967	53,744
	$68,353	$65,481

For the year ended December 31, 2024, additions to right-of-use assets for new leases, lease modifications and lease related obligations totaled $14,665.
For the year ended December 31, 2023, additions to right-of-use assets for new leases, lease modifications and lease related obligations totaled $11,678.
In 2024 and 2023, Management did not identify any events or changes in circumstances to indicate that the carrying amount may not be recoverable.
The Consolidated Statements of Income includes the following amounts related to leases:

	2024	2023	2022
Depreciation expense on right-of-use assets
Land & land improvements	$2,232	$1,849	$1,634
Buildings	2,211	2,153	1,998
Machinery & equipment	5,806	6,062	6,015
Motor vehicles	1,395	1,179	985
	$11,644	$11,243	$10,632

Interest expense on lease liabilities	$3,798	$3,047	$2,038
Expenses relating to short-term leases,
including leases with a term of one month or less	$27,395	$22,433	$14,355
Expense relating to leases of low-value assets that
are not shown above as short-term leases	$21	$46	$434

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

12. Intangible assets

Activity within intangible assets, for the year ended December 31, 2024 consists of the following:

	Customer relationships	Tradenames	Software	Other	Total

January 1, 2024	$—	$13,980	$18,983	$250	$33,213
Additions	—	—	1,591	—	1,591
Disposals	—	—	—	—	—
Reclassification	—	—	—	—	—
Amortization	—	—	(4,540)	(97)	(4,637)
December 31, 2024	$—	$13,980	$16,034	$153	$30,167

As of December 31, 2024
Cost	$2,153	$13,980	$37,854	$969	$54,956
Accumulated amortization	(2,153)	—	(21,820)	(816)	(24,789)
Net book value	$—	$13,980	$16,034	$153	$30,167
There were no write-offs of intangible assets for the year ended December 31, 2024.
Activity within intangible assets, net, for the year ended December 31, 2023 consists of the following:

	Customer relationships	Tradenames	Software	Other	Total

January 1, 2023	$179	$13,980	$21,509	$348	$36,016
Additions	—	—	1,832	—	1,832
Amortization	(179)	—	(4,358)	(98)	(4,635)
December 31, 2023	$—	$13,980	$18,983	$250	$33,213

As of December 31, 2023
Cost	$2,153	$13,980	$37,022	$969	$54,124
Accumulated amortization	(2,153)	—	(18,039)	(719)	(20,911)
Net book value	$—	$13,980	$18,983	$250	$33,213

As of December 31, 2023, the Company wrote off $9,700 of fully amortized core technology and $58,520 of fully amortized customer relationships since management concluded that these intangibles no longer had value in use.
Tradenames comprise indefinite-lived intangible assets, which have been allocated to the Mid-Atlantic business unit for purposes of impairment testing. No impairment was recognized in 2024, 2023, or 2022 (see Note 13 for additional information regarding impairment testing). In 2024, 2023, and 2022, for all other intangible assets, Management did not identify any events or changes in circumstances to indicate that the carrying amount may not be recoverable.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

13. Goodwill
As of December 31, 2024, the Company has not recorded impairment of goodwill or tradenames since the recoverable amounts of the Company’s CGUs are estimated to exceed their respective carrying amounts.
Impairment testing of goodwill and tradenames
Goodwill acquired through business combinations and tradenames have been allocated to the following CGUs:

	2024	2023

Mid-Atlantic Business Unit:
Goodwill	$164,768	$164,768
Tradenames	13,980	13,980
Florida Business Unit:
Goodwill	$56,794	$56,794
Total goodwill and tradenames	$235,542	$235,542

Key assumptions
The recoverable amount of all CGUs has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets and forecasts approved by Management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated long-term growth rates described below.
The calculation of value-in-use for the Company’s CGUs is most sensitive to the following assumptions:
•Sales volumes;
•Selling prices;
•Long-term growth rates; and
•Discount rates.
The following tables list the assumptions used in each year’s value-in-use calculations:

	2024	2023
Five-year compound annual growth rate - sales volumes
Florida Business Unit	6.4%	5.9%
Mid-Atlantic Business Unit	5.2%	4.1%

Five-year compound annual growth rate - selling prices
Florida Business Unit	1.7%	2.3%
Mid-Atlantic Business Unit	2.8%	2.4%

Long-term growth rate
Florida Business Unit	2.4%	2.4%
Mid-Atlantic Business Unit	2.4%	2.4%

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

13. Goodwill (continued)
Sales Volumes
Management estimates sales volumes utilizing independent industry forecasts, taking into consideration its position in the market relative to its competitors. Consistent with these independent industry forecasts, Management expects construction spending and sales volumes in its key markets to grow during the 2025-2029 period. At December 31, 2024, the date of the most recent impairment test, the Company assumed a weighted average sales volume compound annual growth rates ranging from 1.6% to 9.6% among its core operating activities of cement, aggregates, and ready-mix concrete for the 2025-2029 period. Lower growth rates were assumed where supply constraints or other limiting external factors are assumed to exist.
Selling Prices
As part of the December 31, 2024 impairment tests, the Company assumed a weighted average net realized selling price compound annual growth rates generally ranging from 0.6% to 3.4% among its core operating activities of cement, aggregates, and ready-mix concrete for the 2025-2029 period. Lower growth rates were assumed where new production capacity in relevant markets is expected to increase competitive supply, while higher growth rates were assumed where structural supply constraints are present.
Long-term Growth Rates
Long-term growth rates are used to extrapolate cash flows beyond the 5-year projection period and are based on published industry research, taking into account demographic trends such as population growth, household formation and economic output (among other factors) in the states where the Company operates. In addition to demographic trends, long-term growth rates consider cement/concrete intensity in construction which has historically varied from state to state based on building codes, availability of raw materials and other factors. At December 31, 2024, long-term growth rates were estimated by management to be 2.4% taking into consideration industry projections, inflation and other economic factors.
Discount Rates
Estimated CGU cash flows are discounted to present value using discount rates reflecting the current market assessment of the risks associated with each CGU. The discount rate calculation is derived from the Company’s weighted average cost of capital and considers both debt and equity funding costs. The cost of equity is derived from the expected return on investment by the Company’s investors while the cost of debt is based on the interest-bearing borrowings the Company is obligated to service. An average pre-tax discount rate of 9.8% and 9.2% was used in the value-in-use calculations at December 31, 2024 and December 31, 2023, respectively.
Sensitivity of recoverable amounts
As part of the December 31, 2024 impairment tests, the Company analyzed the sensitivities of the recoverable amounts to a reasonably possible change in key assumptions. These analyses did not show a situation in which the carrying value of the CGUs would exceed their recoverable amount.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

14. Inventories
The components of inventories at December 31, 2024 and December 31, 2023 are as follows:

	2024	2023

Finished goods	$85,161	$63,809
Spare parts	60,948	61,833
Work in process	41,050	32,823
Raw materials	29,522	22,641
Manufacturing supplies and other	10,957	8,883
Total Inventory	$227,638	$189,989

Allowances for the write-downs of inventories to net realizable value were $1,633 and $816 as of December 31, 2024 and 2023, respectively. Further, the reversals of write-downs of inventories to net realizable value totaled $1,239 during 2024 and $1,611 for 2023 due to improved production efficiencies during the periods.
15. Trade receivables
Trade receivables are non-interest bearing and are normally settled within the terms of the invoice. Impairment is measured using provisioning rates based on days past due for groupings of customer segments with similar characteristics. The provisioning rates used in calculating the impairment of trade receivables ranged from 0.0% to 2.1% as of December 31, 2024 (0.0% to 1.9% as of December 31, 2023). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions (primarily GDP and the unemployment rate), in addition to specific information about individual receivables.
Among other factors, credit decisions consider:
•how long the company has been in business;
•past and present payment history;
•financial information provided by the credit applicant;
•availability of payment bonds; and
•availability of liens and other forms of guarantee.
Credit is only granted to businesses, and upon approval, all customers are assigned a credit limit and risk rating, which are reviewed periodically. Delinquent accounts are followed-up in a timely manner for collection and to maximize cashflow and minimize past due accounts. Accounts deemed uncollectible are subject to write-off in accordance with established limits of approval. The Company periodically updates lifetime expected credit loss rates across the different accounts receivable portfolios and aging buckets and continuously monitors individual customer accounts with elevated credit risk due to specific circumstances.
The components of trade receivables, at December 31, 2024 and December 31, 2023 are as follows:

	2024	2023
Trade receivables	$52,915	$60,719
Expected credit loss allowance	(4,796)	(4,846)
Total trade receivables, net	$48,119	$55,873

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

15. Trade receivables (continued)
As of December 31, 2024, the aging analysis of trade receivables is as follows:

	Trade receivables	Expected credit loss allowance	Trade receivables, net

Current	$27,188	$(616)	$26,572
1-30 days past due	15,042	(306)	14,736
30-60 days past due	4,608	(185)	4,422
60-90 days past due	1,632	(214)	1,418
90-120 days past due	584	(38)	546
>120 days past due	3,863	(3,438)	425
	$52,915	$(4,796)	$48,119
As of December 31, 2023, the aging analysis of trade receivables is as follows:

	Trade receivables	Expected credit loss allowance	Trade receivables, net

Current	$34,400	$(410)	$33,990
1-30 days past due	12,273	(181)	12,092
30-60 days past due	6,229	(239)	5,990
60-90 days past due	2,112	(101)	2,011
90-120 days past due	673	(96)	577
>120 days past due	5,032	(3,819)	1,213
	$60,719	$(4,846)	$55,873
Activity within the expected credit loss allowance for the years ended December 31, 2024 and December 31, 2023 consists of the following:

	2024	2023
Balance at January 1	$(4,846)	$(3,930)
Bad debt expense for the year	(618)	(1,177)
Utilization and other adjustments	668	261
Balance at December 31	$(4,796)	$(4,846)

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

16. Prepaid Expenses and Other Current Assets
The components of prepaid expenses and other current assets at December 31, 2024 and December 31, 2023 are as follows:

	2024	2023

Prepaid insurance	$8,581	$6,780
Prepaid overhead expenses (rent, software
maintenance dues and subscriptions)	3,511	7,549
Prepaid licenses and permits	987	1,331
Prepaid highway use tax	221	208
Prepayments to creditors	681	—
Other	327	326
Total prepaid expenses and other current assets	$14,308	$16,194

17. Other Receivables
The components of other receivables at December 31, 2024 and December 31, 2023 are as follows:

	2024	2023

Receivables due from SPE, net (Note 7)	$51,931	$59,346
Receivables, non-trade	3,136	3,473
Reserve for receivables, non-trade	(2,324)	(2,602)
Rebates and refunds due	876	742
Reimbursements	—	746
Deposits	445	514
Other	3,873	2,902
Total other receivables, net	$57,937	$65,121
As of December 31, 2024, the aging analysis of other receivables, is as follows:

	Other receivables	Allowances	Other receivables, net

Neither past due nor impaired	$54,064	$—	$54,064
<180 days past due	5,035	(2,256)	2,779
180-365 days past due	1,162	(68)	1,094
	$60,261	$(2,324)	$57,937
As of December 31, 2023, the aging analysis of other receivables, is as follows:

	Other receivables	Allowances	Other receivables, net

Neither past due nor impaired	$62,219	$—	$62,219
<180 days past due	4,203	(2,486)	1,717
180-365 days past due	1,301	(116)	1,185
	$67,723	$(2,602)	$65,121

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

18. Credit facilities and long-term debt
The carrying amount and the fair value of the Company’s debt obligations, including leases, at December 31, 2024, is as follows:

	2024
	Carrying Amount	Fair Value
Current
Loans from third parties	$25,143	$25,143
Loans from related parties	8,465	8,465
Lease liabilities	12,386	12,022
	$45,994	$45,630
Non-current
Loans from related parties	$358,222	$361,052
Lease liabilities	55,967	43,598
	$414,189	$404,650
Total borrowings	$460,183	$450,280
The carrying amount and the fair value of the Company’s debt obligations, including leases, as of December 31, 2023, is as follows:

	2023
	Carrying Amount	Fair Value
Current
Loans from third parties	$2	$2
Loans from related parties	267,668	264,446
Lease liabilities	11,737	11,395
	$279,407	$275,843
Non-current
Loans from related parties	$76,262	$75,330
Lease liabilities	53,744	41,246
	$130,006	$116,576
Total borrowings	$409,413	$392,419
In April 2017, the Company entered into a €250,000 multicurrency revolving credit facility with TGF, bearing interest at variable rates and maturing on January 30, 2022. In July 2019, the agreement was amended to increase the facility to €340,000. In April 2020, the facility was reduced to €100,000 by an amendment dated April 29, 2020. In January 2022 the agreement maturity date was extended to January 30, 2026. In July 2024, the facility size under the agreement was increased to €130,000. At December 31, 2024 and 2023, there was $13,298 (€12,800 equivalent) and $40,333 (€36,500) equivalent) outstanding borrowings respectively under the facility.
The Company has a committed borrowing facility with a bank of $45,000 with $20,000 available for the issuance of letters of credit. The maturity date of this facility is March 15, 2025 (refer to Note 29). The facility provides for daily drawdowns and repayments at a borrowing rate based on SOFR. In connection with the borrowing facility, the Company has agreed to financial covenants related to operating EBITDA in excess of $140,000, tangible net worth of at least $250,000 and maintenance of a committed line of credit of at least $100,000, as well as non-financial covenants including restrictions on incurring certain liens on or disposing of certain existing assets without notification to the lender. As of December 31, 2024, the Company was in

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

18. Credit facilities and long-term debt (continued)
compliance with all the covenants. The facility is guaranteed by TCI. At December 31, 2024 and 2023, there was $0 and $0 outstanding borrowings respectively under the facility.
The Company has an uncommitted borrowing facility with a bank of $40,000 with the full amount available for the issuance of letters of credit. The maturity date of this facility is December 20, 2025. The facility provides for loans at variable interest rates based on SOFR which are reset periodically depending on the term and type of draw made thereunder. In connection with the borrowing facility, Titan America has agreed to certain covenants including restrictions on incurring certain liens on or disposing of certain existing assets without notification to the lender. As of December 31, 2024, the Company was in compliance with all of the covenants. The facility is guaranteed by TCI. At December 31, 2024 and 2023, there was $10,000 and $0 outstanding borrowings respectively under the facility.
The Company has an uncommitted borrowing facility with a bank of $60,000. The maturity date of this facility is April 29, 2025. The facility provides for loans at variable interest rates based on SOFR which are reset periodically depending on the term and type of draw made thereunder. In connection with the borrowing facility, The Company has agreed to certain covenants including restrictions on disposing of certain existing assets without notification to the lender. As of December 31, 2024, the Company was in compliance with all of the covenants. The facility is guaranteed by TCI. At December 31, 2024 and 2023, there was $15,000 and $0 outstanding borrowings respectively under the facility.
In December 2017, the Company entered into a €150,000 note payable with Titan Global Finance PLC (“TGF”) bearing interest of 3.07% through July 16, 2021 and 3.15% through the maturity date of November 15, 2024. In December 2022, the interest rate was modified to 3.05% through maturity date of November 15, 2024. In April 2022, the Company paid back €30,000 of this note, leaving a €120,000 balance outstanding. As described below, on November 15, 2024, the Company settled this loan and no amounts were outstanding at December 31, 2024.
In March 2018, the Company entered into a €75,000 note payable with the TGF bearing interest at 3.15% and maturing on November 15, 2024. In December 2022 the interest rate was modified to 3.05% through the maturity date of November 15, 2024. In April 2024, the note was amended to increase the principal to €100,000, modify the interest rate to 4.80%, and extend the maturity date to June 11, 2029.
In June 2021 the Company entered into two separate loans with TGF. The first loan was a €45,000 note payable bearing interest at 3.15% and maturing on November 14, 2024. In December 2022 the interest rate was modified to 3.05% through the maturity date of November 14, 2024. In April 2024, the loan was amended to increase the principal to €50,000, modify the interest rate to 4.80%, and extend the maturity date to June 11, 2029. The second loan was a €32,800 note payable bearing interest at 3.35% and maturing on July 7, 2027.
On November 15, 2024, the Company executed a €150,000 note payable with TGF bearing interest at 3.20% and maturing on July 7, 2027. The proceeds of this term loan were used to settle €30,000 borrowings then outstanding on the multicurrency credit facility with TGF and the €120,000 term loan with TGF maturing on November 15, 2024, as described above. There are no formal covenants associated with this loan.
On February 1, 2024, the Company entered into a cash management agreement with TGF. The agreement is effective until either party provides written notice of termination. Pursuant to this agreement, the Company’s two existing HSBC UK bank accounts, one denominated in U.S. dollars and one denominated in Euros, are funded when there are negative daily balances. Fundings are subject to maximum borrowing limits of $15,000 and €15,000, respectively. Conversely, when there are cash balances in either account, these funds are swept as a deposit into the TGF concentration account. There are no deposit limits.
With respect to borrowings made under the cash management agreement, the Company bears a daily interest charge based on the benchmark rates of the European Central Bank (ECB) Main Refinancing Rate (for Euro borrowings) and the U.S. Federal Reserve Federal Funds Target Rate (for U.S. dollar borrowings), plus an applicable margin. With respect to deposits made under the cash management agreement, the Company receives a daily interest credit based on the benchmark interest rates of the ECB Deposit

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

18. Credit facilities and long-term debt (continued)
Facility Rate (for Euro deposits) and the U.S. Federal Reserve Federal Funds Target Rate (for U.S. dollar deposits), minus an applicable margin.
Company funds on deposit with TGF under the cash management agreement are due upon demand from the Company. Amounts borrowed from TGF under the cash management agreement may be repaid (in whole or in any part) at the discretion of the Company. Following written notice of termination, outstanding borrowings from TGF under the cash management agreement are due upon demand from TGF. At December 31, 2024, there was $6,083 outstanding borrowings under the facility.
The maturity profile of the Company’s non-current borrowings, including lease liabilities, is presented below:

	2024	2023
Loans from related parties
Between 1 and 2 years	$13,298	$—
Between 2 and 3 years	189,683	40,333
Between 3 and 4 years	—	35,929
Between 4 and 5 years	155,241	—
Over 5 years	—	—
Total loans from related parties	$358,222	$76,262

Lease liabilities
Between 1 and 2 years	$7,950	$8,777
Between 2 and 3 years	6,936	8,576
Between 3 and 4 years	5,524	5,406
Between 4 and 5 years	6,338	3,986
Over 5 years	29,219	26,999
Total lease liabilities	$55,967	$53,744
Total non-current borrowings	$414,189	$130,006

The weighted average effective interest rates at December 31, 2024, 2023, and 2022 are as follows:

	2024	2023	2022
Variable rate loans from related parties	4.89%	5.82%	6.86%
Fixed rate loans from related parties	3.94%	3.09%	3.09%
Variable rate loans from third parties	6.34%	N/A	5.82%
The Company has the following amounts available to draw upon from borrowing facilities at December 31, 2024 and 2023, respectively:

	2024	2023
Floating rate:
Expiring within one year	$132,864	$132,466
Expiring beyond one year	121,759	69,880
Total	$254,623	$202,346

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

18. Credit facilities and long-term debt (continued)
The Company maintains letter of credit facilities with banks, which are guaranteed by TCI. No amounts were drawn by counterparties against the letters of credit at December 31, 2024 or 2023. At December 31, 2024 and 2023, the banks had issued letters of credit on behalf of the Company totaling $11,637 and $12,534, respectively, as shown below:

	2024	2023
Facility amount	$60,000	$55,000
Less letters of credit issued in support of:
Insurance programs	(11,302)	(12,199)
Performance obligations	(100)	(100)
Other payment obligations	(235)	(235)
Available facility amount	$48,363	$42,466
In addition to the letter of credit facilities described above, the Company maintains a performance bond facility with an insurance company, which is guaranteed by TCI. No amounts were drawn against the performance bonds at December 31, 2024 and 2023. At December 31, 2024 and 2023, the insurance company had issued performance bonds on behalf of the Company totaling $18,761 and $35,140, respectively, as shown below:

	2024	2023
Facility amount	$60,000	$60,000
Less performance bonds issued in support of:
Excavation and reclamation obligations	(4,954)	(4,954)
Surety bond	(3,629)	(3,629)
Other payment and performance obligations	(10,178)	(26,557)
Available facility amount	$41,239	$24,860
Changes arising from financing activities during the year ended December 31, 2024 are as follows:

	January 1, 2024	Cash Flows	Foreign Exchange	Mark-to-Market	Interest Expense	New Leases	Other	December 31, 2024
Borrowings	$343,932	$48,939	$(22,220)	$—	$21,258	$—	$(79)	$391,830
Lease liabilities	65,481	(13,284)	—	—	3,798	12,305	53	68,353
Changes in liabilities	409,413	35,655	(22,220)	—	25,056	12,305	(26)	460,183
Derivative financial instruments	3,126	(16,783)	—	22,441	(71)	—	10	8,723
Financial instrument collateral	(4,328)	243	—	—	—	—	—	(4,085)
Other financing activities	(1,202)	(16,540)		22,441	(71)	—	10	4,638
Total liabilities arising from financing activities	$408,211	$19,115	$(22,220)	$22,441	$24,985	$12,305	$(16)	$464,821

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

18. Credit facilities and long-term debt (continued)
Changes arising from financing activities during the year ended December 31, 2023 are as follows:

	January 1, 2023	Cash Flows	Foreign Exchange	Mark-to-Market	Interest Expense	New Leases	Other	December 31, 2023
Borrowings	$394,506	$(83,046)	$12,055	$—	$20,498	$—	$(81)	$343,932
Lease liabilities	67,587	(15,198)	—	—	3,047	11,678	(1,633)	65,481
Changes in liabilities	462,093	(98,244)	12,055	—	23,545	11,678	(1,714)	409,413
Derivative financial instruments	13,575	3,272	—	(13,907)	186	—	—	3,126
Financial instrument collateral	(15,757)	11,399	30	—	—	—	—	(4,328)
Other financing activities	(2,182)	14,671	30	(13,907)	186	—	—	(1,202)
Total liabilities arising from financing activities	$459,911	$(83,573)	$12,085	$(13,907)	$23,731	$11,678	$(1,714)	$408,211
Changes arising from financing activities during the year ended December 31, 2022 are as follows:

	January 1, 2022	Cash Flows	Foreign Exchange	Mark-to-Market	Interest Expense	New Leases	Other	December 31, 2022
Borrowings	$382,696	$11,104	$(19,670)	$—	$19,780	$—	$596	$394,506
Lease liabilities	53,941	(13,428)	—	—	2,038	26,041	(1,005)	67,587
Changes in liabilities	436,637	(2,324)	(19,670)	—	21,818	26,041	(409)	462,093
Derivative financial instruments	16,877	(19,827)	—	20,236	(3,711)	—	—	13,575
Financial instrument collateral	(16,390)	490	—	—	—	—	143	(15,757)
Other financing activities	487	(19,337)	—	20,236	(3,711)	—	143	(2,182)
Total liabilities arising from financing activities	$437,124	$(21,661)	$(19,670)	$20,236	$18,107	$26,041	$(266)	$459,911

19. Income taxes
The components of income tax expense for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Current income tax:
Current income tax expense	$51,973	$45,536	$8,069
Adjustments in respect of previous years	(840)	—	—
Deferred income tax:
Deferred tax expense relating to origination and reversal of temporary differences	6,542	1,598	10,523
Adjustments in respect of previous years	(131)	—	(1,621)
Income tax expense	$57,544	$47,134	$16,971

The income before income tax of the Company is taxed at the applicable rate corresponding to the country in which it operates. The local income tax rates vary, thus resulting in corresponding tax rate differentials. The Company’s applicable tax rate is the statutory Greek rate of 22%. The difference between the Greek rate and the 21% statutory US branch tax rate is incremental to the Company. The substantial majority of the worldwide operating profits are ultimately subject to tax in Greece through a US branch, for which

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

19. Income taxes (continued)
double taxation relief is provided. Income tax expense differs from the amounts computed by applying the applicable tax rate to income before income taxes as a result of the following:

	2024	2023	2022

Income before income taxes	$223,618	$202,378	$79,692

Income tax expense at applicable statutory Greek Federal tax rate, 22%	49,196	44,523	17,532
Differences resulting from:
Foreign tax rate differences	(182)	(502)	(295)
State income taxes, net of federal tax effect	9,962	8,092	2,460
Mineral deposit depletion	(3,917)	(5,128)	(3,422)
Unrecognized deferred tax assets	1,514	—	—
Other	971	149	696
Income tax expense at the effective tax rate of 25.7%, 23.3% and 21.3% respectively	$57,544	$47,134	$16,971
The effective tax rate differs from the applicable tax rate primarily due to tax rate differences in jurisdictions outside of the Company's domicile, various permanent differences and local country state income taxes.
Deferred income taxes consist of the following as December 31, 2024 and December 31, 2023:

	2024	2023
Deferred tax assets:
Provisions and accrued expenses	$20,941	$21,138
Lease liabilities	18,114	17,352
Accounts receivable valuation	2,297	2,814
Inventory valuation and costing	2,457	1,781
Retirement benefit obligations	1,344	1,142
Unrealized loss on derivative instruments	2,312	828
Other	6,438	3,136
Total deferred tax assets	53,903	48,191

Deferred tax liabilities:
Property, plant and equipment	58,005	47,677
Goodwill	45,920	45,920
Mineral deposits	19,498	19,492
Right-of-use assets	18,114	16,282
Intangible assets	3,311	3,262
Other	7,267	9,935
Deferred tax liabilities	152,115	142,568

Net deferred income tax liability	$98,212	$94,377
As of December 31, 2024, the Company had $6,054 of Belgium net operating losses with an indefinite carryforward.
As of December 31, 2024 and 2023, the Company had U.S. state net operating loss (NOL) carryforwards of $0 and $911, respectively, with various expiration dates based on statutory law.
As of December 31, 2024, deferred tax assets have not been recognized in respect of the Belgium net operating loss carryforward of $6,054, as there is not sufficient evidence to support realizability in the near future.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

19. Income taxes (continued)
As of December 31, 2024, the Company plans to repatriate all undistributed international earnings to the extent not reinvested in the business.. It is not practicable to estimate the amount of deferred tax liability arising from investments in subsidiaries.
As of December 31, 2024, and 2023, there was no liability for uncertain tax positions. The Company is subject to income tax in Belgium, Greece and the United States. Tax years prior to December 31, 2021 are no longer open to examination by the taxing authorities.
The Organization for Economic Cooperation and Development has released Pillar Two Model Rules, a 15% minimum effective tax rate designed to ensure that large multinational enterprises pay a minimum level of tax on the income arising in each jurisdiction where they operate and mandates sharing of certain company information with taxing authorities on a local and global basis. Certain jurisdictions have enacted, and others have proposed, legislation to implement certain provisions of Pillar Two. We are continuing to monitor the implications resulting from the potential enactment of Pillar Two rules in the jurisdictions where we operate. The Company has no tax liability resulting from Pillar II for the 2024 year.
20. Retirement Benefit Obligations
Retirement benefit obligations at December 31, 2024 and 2023, consist of the following:

	2024	2023
Non-qualified deferred compensation plan	4,037	3,386
Pension benefits	(173)	(207)
Other post-retirement benefits	1,253	1,131
Retirement benefit obligations	5,117	4,310

Non‐qualified deferred compensation plan
This plan is intended to constitute an unfunded plan of deferred compensation for a selected group of highly compensated employees under the Employee Income Security Act of 1974 ("ERISA"). For this purpose, the Company created an irrevocable trust to facilitate the payment of deferred compensation to participants under the plan. Participants are eligible to defer from 0% to 20% of eligible compensation for the applicable plan year. There were no costs for the plan for the year ended December 31, 2024, 2023, or 2022.
Defined benefit plans
The Company operates a defined benefit pension plan and other post-retirement benefit plans. The method of accounting for the latter, as well as the valuation assumptions and the frequency of valuations, are similar to those used for the defined benefit pension plan.
The defined benefit pension plan and all but one of the other post-retirement benefit plans have been frozen for new participants and credited service. One post-retirement benefit plan exists (for certain active and former employees) whereby eligible retirees receive benefits consisting primarily of assistance with medical insurance costs between the dates of early retirement and Medicare eligibility.
At December 31, 2024, the defined benefit pension plan assets are invested 95% in fixed income investments (2023: 95%), 5% in other various investments (2023: 5%), 0% in equity investments (2023: 0%). The discount rate adopted for the study of the pension plans was 5.35% at December 31, 2024 (4.84% at December 31, 2023).
In 2025 there is no contribution due under the minimum requirement of the Employee Retirement Income Security Act of 1974 (ERISA). As a result, the Company does not expect to contribute to its defined benefit pension plans in 2025. The Company’s other post-retirement benefit plans are unfunded obligations and will be funded, consistent with past practice, on a pay-as-you-go basis.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

20. Retirement Benefit Obligations (continued)
Defined contribution plans
The Company sponsors a defined contribution retirement and 401(k) savings plan, which covers substantially all employees of the Company. The plan provides for voluntary employee pre-tax and after-tax contributions for eligible employees. The Company matches 50% of eligible employees’ contributions up to 8% of the employee’s eligible wages, subject to IRS limitations on maximum elective deferrals. Total costs charged against income for this element of the plan was $7,292, $6,421, and $5,860 for the years ended December 31, 2024, 2023, and 2022, respectively. Additionally, the Company recognized income from 401k match forfeitures of $565, $792 and $245 for the years ended December 31, 2024, 2023 and 2022 respectively.
Information about the Company’s defined benefit pension and other post-retirement benefit plans is presented below:

				Other Post-retirement
	Pension Benefits			Benefits
	2024	2023	2022	2024	2023	2022

Benefit obligations	$9,361	$10,294	$10,594	$1,253	$1,131	$1,097
Fair value of plan assets	9,534	10,501	10,235	—	—	—
Accrued (gain)/cost, December 31	$(173)	$(207)	$359	$1,253	$1,131	$1,097

Changes in the present value of the defined benefit obligations for the years ended December 31, 2024 and 2023 are as follows:

			Other Post-retirement
	Pension Benefits		Benefits
	2024	2023	2024	2023
Benefit obligations, January 1	$10,294	$10,594	$1,131	$1,097
Service cost	—	—	3	3
Interest cost	461	502	53	53
Benefits paid	(952)	(860)	(99)	(72)
Actuarial (gain)/loss	(442)	58	119	50
Other	—	—	46	—
Benefit obligations, December 31	$9,361	$10,294	$1,253	$1,131

Discount rate used in computing ending obligations	5.35%	4.84%	5.35%	4.84%

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

20. Retirement Benefit Obligations (continued)
The following rates of increase in the cost of covered health care benefits was assumed:

	Other Post-retirement Benefits
	2024	2023
2023	N/A	6.0%
2024	7.5%	5.5%
2025	7.5%	5.3%
2026	7.3%	4.8%
2027	7.0%	4.5%
2028	6.8%	4.5%
2029	6.3%	4.5%
2030	6.0%	4.5%
2031	5.8%	4.5%
2032	5.5%	4.5%
2033	5.3%	4.5%
2034	5.0%	4.5%
2035	4.8%	4.5%
2036 and thereafter	4.5%	4.5%
Changes in the fair value of plan assets for the years ended December 31, 2024 and 2023 are as follows:

			Other Post-retirement
	Pension Benefits		Benefits
	2024	2023	2024	2023
Fair value of plan assets, January 1	$10,501	$10,235	$—	$—
Return on plan assets	72	1,405	—	—
Contributions	—	—	99	72
Administrative expenses	(87)	(279)	—	—
Benefits paid	(952)	(860)	(99)	(72)
Fair value of plan assets,	$9,534	$10,501	$—	$—

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

20. Retirement Benefit Obligations (continued)
The estimated future benefit payments at December 31, 2024, 2023 and 2022 are as follows:

				Other Post-retirement
	Pension Benefits			Benefits
	2024	2023	2022	2024	2023	2022

Year 1	$1,368	$1,368	$956	$135	$113	$103
Year 2	888	919	948	101	102	108
Year 3	861	896	926	108	99	111
Year 4	825	869	904	112	101	92
Year 5	796	833	877	107	96	94
Years 6-10	3,540	3,736	3,924	462	405	409
Years 10+	6,489	7,189	7,917	733	688	715
	$14,767	$15,810	$16,452	$1,758	$1,604	$1,632
Movements in the net pension and other post-retirement benefit liabilities during the years ended 2024, 2023 and 2022 are as follows:

				Other Post-retirement
	Pension Benefits			Benefits
	2024	2023	2022	2024	2023	2022
Accrued cost, January 1	$(207)	$359	$417	$1,131	$1,097	$1,405
Expense recognized in the income statement	71	290	174	56	56	39
Amount recognized as other comprehensive (income)/loss	(37)	(856)	(232)	119	50	(306)
Contributions	—	—	—	(99)	(72)	(41)
Other	—	—	—	46	—	—
Accrued (gain)/loss, December 31	$(173)	$(207)	$359	$1,253	$1,131	$1,097
The components of net periodic pension and other post-retirement benefit costs for the years ended December 31, 2024, 2023, and 2022 are as follows:

				Other Post-retirement
	Pension Benefits			Benefits
	2024	2023	2022	2024	2023	2022
Service cost	$—	$—	$—	$3	$3	$4
Administrative expenses	87	279	170	—	—	—
Net interest cost	(16)	11	4	53	53	35
Net periodic pension expense	71	290	174	56	56	39
Other comprehensive (income)/loss	(37)	(856)	(232)	119	50	(306)
Total comprehensive (income)/loss	$34	$(566)	$(58)	$175	$106	$(267)

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

20. Retirement Benefit Obligations (continued)
The amounts recorded in other comprehensive (income)/loss for the years ended December 31, 2024, 2023, and 2022 are as follows:

	2024	2023	2022
Cost of goods sold	$90	$282	$174
Finance cost	37	64	39
Net periodic expense	127	346	213
Other comprehensive (income)	82	(806)	(538)
Comprehensive (income)/loss	$209	$(460)	$(325)
The components of actuarial (gains)/losses included in other comprehensive (income)/loss for the years ended December 31, 2024, 2023, and 2022 are as follows:

	2024	2023	2022
Asset loss/(gain)	$404	$(914)	$2,503
Demographic (gain)/loss	(23)	(160)	(243)
Assumption (gain)/loss	(299)	268	(2,798)
Total actuarial loss/(gain)	$82	$(806)	$(538)
A one percentage point change in the assumed rate of increase in healthcare costs would have the following effects:

	Increase	Decrease
2024
Effect on the aggregate current service cost and interest cost	$3	$(3)
Effect on other post-retirement benefit obligations	$73	$(65)
2023
Effect on the aggregate current service cost and interest cost	$3	$(3)
Effect on other post-retirement benefit obligations	$72	$(64)
2022
Effect on the aggregate current service cost and interest cost	$2	$(2)
Effect on other post-retirement benefit obligations	$70	$(62)
A one percentage point change in the assumed discount rate would have the following effects:

	Increase	Decrease
2024
Effect on the aggregate current service cost and interest cost	$6	$(7)
Effect on pension and other post-retirement benefit obligations	$(686)	$786
2023
Effect on the aggregate current service cost and interest cost	$6	$(7)
Effect on pension and other post-retirement benefit obligations	$(782)	$902
2022
Effect on the aggregate current service cost and interest cost	$9	$(11)
Effect on pension and other post-retirement benefit obligations	$(809)	$934

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

21. Provisions
The components of provisions at December 31, 2024 are as follows:

			Income Statement Charges
		Balance at	Operating	Finance	Cash	Other	Balance at
Provision Description		1/1/24	Expenses	Cost	Payments	Adjustments	12/31/24

Restoration	a	$17,675	$(4,030)	$826	$(213)	$(492)	$13,766
Environmental	a	3,087	(1,563)	33	(29)	(886)	642
Equipment removal	a	13,156	(77)	364	155	(2,022)	11,576
Insurance reserves	b	24,990	41,374	808	(43,104)	(918)	23,150
Lease return obligations	c	6,488	313	278	—	2,814	9,893
Sales and use tax	d	358	197	—	—	—	555
Litigation	e	—	—	—	—	1,425	1,425
Total		$65,754	$36,214	$2,309	$(43,191)	$(79)	$61,007

The components of provisions at December 31, 2023 are as follows:

			Income Statement Charges

		Balance at	Operating	Finance	Cash	Other	Balance at
Provision Description		1/1/23	Expenses	Cost	Payments	Adjustments	12/31/23

Restoration	a	$10,884	$1,921	$464	$—	$4,406	$17,675
Environmental	a	1,187	1,888	40	(28)	—	3,087
Equipment removal	a	9,235	(215)	331	(95)	3,900	13,156
Insurance reserves	b	21,385	38,448	878	(35,721)	—	24,990
Lease return obligations	c	4,497	317	100	—	1,574	6,488
Sales and use tax	d	538	(180)	—	—	—	358
Total		$47,726	$42,179	$1,813	$(35,844)	$9,880	$65,754
a.These provisions represent the present value of the estimated costs to reclaim quarry sites and other similar post-closure obligations for owned and leased properties. It is expected that this amount will be used over the next 2 to 50 years. The Company estimates its ultimate liability using detailed engineering calculations that consider the amount and timing of the future cash flows. Future cash flows are determined by applying inflation rates to the estimated current cost of reclamation. The present value of these future cash flows is determined by applying discount rates consistent with the time horizons of the expected future cash flow. Discount rates are based on U.S. treasury bonds with maturities similar to the duration of the obligation. An annual review of restoration, environmental and equipment removal obligations are conducted by plant management and environmental teams and is focused on estimated costs, updated regulations, and changes in contractual obligations. More technical quarry and sand mine reclamation evaluations are performed periodically and include a precise evaluation of quarry conditions, exploration of new technologies and consultation with third-party experts.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

21. Provisions (continued)
b.This provision represents the expected costs of claims payments related to risk and workers’ compensation claims excluding any potential recovery from insurance coverage, and the Company sponsored health insurance costs. The Company estimates its ultimate liability using third party experts that consider the amount and timing of the future cash flows. The present value of these future cash flows is determined by applying discount rates consistent with the time horizons of the expected future cash flow. Discount rates are based on U.S. treasury bonds with maturities similar to the duration of the obligation.
c.This provision represents the amount of expected costs to bring leased equipment to return conditions and/or locations required in lease agreement. The Company estimates its ultimate liability using its best estimate that considers the amount and timing of the future cash flows. The present value of these future cash flows is determined by applying discount rates consistent with the time horizons of the expected future cash flow. Discount rates are based on U.S. treasury bonds with maturities similar to the duration of the obligation.
d.This provision represents the amount of expected settlements for sales and use tax audits in states where the Company operates. It is expected that this amount will be utilized within 2 to 5 years.
e.This provision represents a financial reserve set aside to cover potential legal costs, settlements, or damages from lawsuits related to defective materials or other contractual disputes. It is recognized as a liability in financial statements when there is a legal obligation, payment is probable, and the cost can be reasonably estimated.
During the years ended December 31, 2024, 2023, and 2022, the Company increased provisions by the net amounts of $2,309, $1,813, and $976, respectively, due to the passage of time. Accretion is included in finance cost in the Consolidated Statements of Income.
The current and non-current portions of the total provisions are follows:

	2024	2023
Current portion of provisions	$10,081	$10,452
Non-current portion of provisions	50,926	55,302
Total	$61,007	$65,754

22. Accrued expenses
The components of accrued expenses at December 31, 2024 and 2023 are as follows:

	2024	2023

Employee compensation and benefits	$14,120	$12,991
Customer rebates	2,953	3,621
Taxes payable, other than income taxes	2,161	2,114
Accrued royalties and dues	1,843	1,210
Professional fees	2,495	601
Other	1,307	220
Total accrued expenses	24,879	20,757

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

23. Related Party Transactions
The following is a summary of the transactions that were carried out with related parties during 2024:

	Purchases and charges from related parties	Amounts owed to related parties, net

Financing	$14,480	$365,895
Purchase of cement	103,300	3,168
Management fee	14,463	4,217
Other	2,836	1,342
	$135,079	$374,622
The following is a summary of the transactions that were carried out with related parties during 2023:

	Purchases and charges from related parties	Amounts owed to related parties, net

Financing	$11,391	$342,857
Purchase of cement	107,122	6,281
Management fee	11,043	3,659
Other	2,621	1,527
	$132,177	$354,324
The following is a summary of the transactions that were carried out with related parties during 2022:

	Purchases and charges from related parties	Amounts owed to related parties, net

Financing	$17,550	$322,638
Purchase of cement	84,193	4,604
Management fee	9,555	3,283
Other	3,294	1,472
	$114,592	$331,997
Purchases of cement consist of cement imports from Group subsidiaries, primarily Titan Cement Company SA. Management fee consists of charges for Group centrally performed services, including IT, human resources, procurement and corporate engineering, Other related party charges consist of other charges incurred at the Group level for expenditures that benefit the Company and are cross-charged to the Company as incurred. Outstanding balances at the year-end related to purchases from related parties are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

23. Related Party Transactions (continued)
Dividends/Return of capital
On July 15 and 18, 2024, Titan Atlantic declared and paid dividends of $80,000 (€73,450 euro equivalent) and $5,069 (€4,635 euro equivalent), respectively, to Titan Cement Company S.A. and Columbus Properties BV.
On October 24, 2024, Titan Atlantic declared and on October 25, 2024 paid a return of capital of $51,591 (€47,819 euro equivalent) to TCI. On this same date Titan Atlantic capitalized into common stock, share premium of $51,591(€47,819 euro equivalent) resulting in $155 (€143 Euro equivalent) of Greek federal tax. The return of capital was funded through a combination of drawdowns on short-term third party and short-term and long-term related party credit facilities.
During 2023, Titan Atlantic declared a dividend to Titan Cement Company S.A. and Columbus Properties BV on October 19, 2023 of €32,000 ($33,786 equivalent) which was paid on October 20, 2023. During 2023, Titan Atlantic did not declare any returns of capital.
During 2022 Titan Atlantic did not declare any dividends or returns of capital.
Key Management Compensation
Key management compensation expense, which includes all payroll-related expenses for vice-president level positions and higher for the years ended December 31, 2024, 2023, and 2022 is as follows:

	2024	2023	2022
Salaries and related payroll taxes	$13,718	$11,518	$10,191
Short-term employee benefits	718	683	579
Retirement plan contributions	257	235	214
Long-term incentives, including share-based payments	3,131	2,577	1,947
Termination benefits	128	—	—
Other	96	291	155
Total key management compensation	$18,048	$15,304	$13,086
Number of key management employees at December 31	26	25	24
Restricted Stock Incentive Plan
Prior to 2020, TCI granted stock options under a Restricted Stock Incentive Plan to certain members of senior management and other employees of TCI and its subsidiaries, including the Company. Under this plan, participants were granted options, the exercise of which was subject to the financial results of TCI and the performance of its common share vs. a peer group. After completion of a three-year vesting period, the final vesting percentage for the options grant was determined by reference to:
• TCI’s average three-year Return on Average Capital compared to the target of the period (50% weighting); and
•The overall performance of TCI’s common share compared to the average overall performance of the shares of a pre-defined group of international cement producers (50% weighting).
The beneficiaries were entitled to exercise their stock option rights, either in whole or in part, within the first five working days of each month, paying the Company the required amounts until the expiration date of their stock options. The fair value of the options granted under the plan was determined using the Binomial Method and the Monte Carlo Simulation valuation model.
All stock options issued under the Restricted Stock Incentive Plan were vested and released prior to 2022. As a result, no expense amounts were recognized in 2024, 2023 or 2022.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

23. Related Party Transactions (continued)
Movements in the number of share options outstanding for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Shares under option, January 1	—	43	206
Exercised	—	(34)	(20)
Expired/cancelled	—	(9)	(143)
Shares under option, December 31	—	—	43
Options exercisable, December 31	—	—	43
Long-Term Incentive Plan
TCI maintains a Long-Term Incentive Plan (LTIP) for certain employees of TCI and its subsidiaries, including the Company. Participants in the plan are awarded a conditional grant of TCI shadow shares at no consideration in April (or later) of each year. (see Note 1.14).
At each reporting date until vesting, the Company calculates a best estimate of the cumulative expense to be recognized in relation to each LTIP award at that date, being the product of:
• the fair value of the award at grant date;
• the number of awards that will vest (best estimate); and
• the expired portion of the vesting period.
The charge to the Consolidated Statements of Income for the period is the cumulative amount calculated above less the amounts already charged in previous periods. In the year of vesting, TCI charges the Company an amount equivalent to the fair market value of TCI shares made available to Company LTIP participants at the vesting date. The amount charged is recorded as a reduction to Stockholder’s Equity in the Consolidated Statement of Financial Position.
For the years ended December 31, 2024, 2023 and 2022, $3,841, $3,147 and $2,104 respectively, was recorded as general and administrative expense in the Consolidated Statements of Income related to LTIP awards.
During 2024, TCI recharged the Company $5,891, an amount equivalent to the fair market value of shares made available to Company LTIP participants following the March 2024 conclusion of the vesting period. Of the $5,891 paid by the Company to TCI, $3,061 (representing an amount equal to the expense recognized during the vesting periods) was included within cash flows from operating activities in the Consolidated Statement of Cash Flows. The remaining, $2,830 (representing the excess over the expense recognized during the vesting periods) was treated as a distribution from the Company to TCI and was included in cash flows from financing activities in the Consolidated Statement of Cash Flows.
During 2023, TCI recharged the Company $1,762, an amount equivalent to the fair market value of shares made available to Company LTIP participants following the March 2023 conclusion of the vesting period. Of the $1,762 paid by the Company to TCI, $1,333 (representing an amount equal to the expense recognized during the vesting periods) was included within cash flows from operating activities in the Consolidated Statement of Cash Flows. The remaining $429 (representing the excess over the expense recognized during the vesting periods) was treated as a distribution from the Company to TCI and was included in cash flows from financing activities in the Consolidated Statement of Cash Flows.
There was no recharge from TCI for the LTIP in 2022.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

23. Related Party Transactions (continued)
Movements in the number of shadow shares outstanding for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Shadow shares outstanding, January 1	784	653	423
Granted	179	260	249
Vested and distributed	(202)	(113)	—
Cancelled	(23)	(16)	(19)
Shadow shares outstanding, December 31	738	784	653

Fair value of awards granted in year (€ per share)	€29.10	€14.64	€11.90
Fair value of awards granted in year ($ per share)	$31.15	$16.08	$12.39

The fair value of the award represents the closing price of TCI shares in Euronext Brussels on the date of grant.
The stock price of TCI’s common share was €40.20 ($41.87) at December 31, 2024, €21.25 ($23.48) at December 31, 2023, and €12.00 ($12.80) at December 31, 2022.
24. Commitments and Contingencies
Litigation
On the basis of its own estimates (and both internal and external legal counsel), Management is of the opinion that it’s remote that material losses will be incurred in respect of claims in excess of provisions that have been made in these consolidated financial statements.
Environmental remediation
The Company is subject to certain environmental regulations and normal business operations may cause conditions requiring remedial action. Management has provided for all known, probable and estimable costs related to such occurrences. See Note 21 for further information about restoration, environmental and remediation provisions.
Purchase commitments
The Company has contracted to purchase raw materials and energy as part of its ongoing operations as follows:
Aggregates purchase commitment
In 2004, the Company entered into a supply agreement with a third party for the purchase of construction aggregates in Florida. The supply agreement contained various provisions including minimum annual volume guarantees and, in certain circumstances, prepayment obligations. Subsequent amendments modified the original agreement and a 2012 amendment replaced the annual volume guarantees with an overall purchase commitment of approximately 12,100 tons over a 20-year term commencing November 1, 2012. Provisions of the amended agreement includes a 500-ton minimum annual volume and a maximum annual volume of no more than 2,400 tons. In addition, the 2012 amendment eliminated all future prepayment obligations.
In 2024 and 2023, the Company accepted delivery of approximately 531 and 985 tons of construction aggregates from the supplier, respectively. The remaining commitment under the supply agreement is 4,273 and 4,804 tons at December 31, 2024 and December 31, 2023, respectively. Under the terms of the supply agreement, purchases are made at current market prices, subject to periodic adjustments. For the annual periods ended December 31, 2024 and 2023, prices, excluding taxes and fees, are $22.27 and $21.05 per ton, respectively.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

24. Commitments and Contingencies (continued)
Natural gas purchase commitment
In 2019, the Company entered into a natural gas supply agreement for its cement plant in Florida. After completion of the requisite infrastructure upgrades, the plant began consuming natural gas in November 2020. A take-or-pay agreement with the utility company require payments totaling $11,600 over a maximum period of 6 years. Until fully satisfied this agreement require minimum cumulative payments equal to $1,935 per contract year. On December 31, 2024, the Company had paid $11,600 (December 31, 2023: $8,390) cumulatively under the agreement and, as a result, the agreement was fully satisfied at December 31, 2024.
The Company has also entered into capacity supply agreements with a natural gas marketer annually since 2020. On December 31, 2024, there are 900 MMBtus of committed capacity remaining through March 31, 2025. Pricing under the capacity contract is based on the front-month Florida Gas Transmission Zone 3 natural gas price settlements, plus a variable basis component.
Supply commitments
The Company does not currently have any material contracted supply commitments.
25. Financial risk management objectives and policies
Financial Risk Factors
The Company, by nature of its business and treasury policies, is exposed to financial risks. The Company’s overall financial risk policy aims to minimize potential unfavorable impacts arising from the markets’ fluctuations on the Company’s financial performance. The Company does not engage in speculative transactions or transactions which are not related to its commercial, investing or borrowing activities.
Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company aims to maintain flexibility in funding by having both committed and uncommitted credit lines available.
The table below summarizes the maturity profile of financial liabilities at December 31, 2024 based on contractual undiscounted payments.

	Less than 6 months	6 to 12 months	1 to 5 years	>5 years	Total
Loans from related parties	$11,446	$7,135	$397,591	$—	$416,172
Loans from third parties	25,143	—	—	—	25,143
Lease liabilities	6,974	6,974	37,286	37,440	88,674
Derivative financial instruments	2,210	3,436	26,261	—	31,907
Other non-current liabilities	—	—	—	—	—
Trade and other payables	148,558	—	—	—	148,558
	$194,331	$17,545	$461,138	$37,440	$710,454

The table below summarizes the maturity profile of financial liabilities at December 31, 2023 based on contractual undiscounted payments.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

25. Financial risk management objectives and policies (continued)

	Less than 6 months	6 to 12 months	1 to 5 years	>5 years	Total
Loans from related parties	$4,676	$269,876	$80,457	$—	$355,009
Loans from third parties	—	—	—	—	—
Lease liabilities	6,053	6,053	34,403	26,824	73,333
Derivative financial instruments	2,706	16,621	—	—	19,327
Other non-current liabilities	—	—	114	—	114
Trade and other payables	162,696	—	—	—	162,696
	$176,131	$292,550	$114,974	$26,824	$610,479
Foreign exchange risk
The majority of the Company’s debt obligations are denominated in Euros. As a result, the Company is exposed to foreign currency exchange rate risk arising from the conversion of Euro loan proceeds to U.S. Dollars at the borrowing date and the related obligation to repay the loans in Euros at maturity. To manage this exposure, the Company may enter into derivative financial instruments to offset its exposure to fluctuations in the Euro/U.S. Dollar exchange rate during the life of the loans. These activities and the related account balances are further described in Note 9.
In addition to foreign exchange gains and losses arising from re-measurement of Euro denominated debt obligations to USD, the Company is exposed to foreign exchange gains and losses on Euro denominated interest obligations and other foreign currency denominated payables or receivables which are recorded in the Consolidated Statements of Income in one period and settled in another.
Derivatives
€150,000 Cross-currency interest rate swaps maturing June 2029 – Economic Hedge
On April 29, 2024, the Company entered into 5-year cross-currency interest rate swap agreements with third party financial institutions to manage the foreign currency and interest rate risk associated with fixed rate Euro denominated borrowings maturing on June 11, 2029. These borrowings are further described in Note 18. Under the terms of these agreements, the counterparties fixed the June 11, 2029, U.S. Dollar to Euro exchange rate for the scheduled €150,000 repayment at an average of $1.07213 to €1.00. In addition, over the life of the agreements, the Company will receive Euro denominated fixed rate interest on €150,000 and pay U.S. Dollar denominated fixed rate interest on $160,820.
Through the cross-currency swaps, the Company converted the Euro denominated fixed rate loan to a U.S. dollar loan at a pre-agreed foreign exchange rate and fixed U.S. dollar interest rate. These derivative financial instruments were initially recognized at fair value on the inception dates and are subsequently re-measured at fair value at the end of each reporting period. Gains or losses arising from changes in the fair value of the derivative financial instruments are recognized in the Consolidated Statements of Income as derivative financial instrument gain/(loss), net.
€150,000 Cross-currency interest rate swaps maturing July 2027 – Economic Hedge
On November 18, 2024, the Company entered into 30-month cross-currency interest rate swap agreements with third party financial institutions to manage the foreign currency and interest rate risk associated with fixed rate Euro denominated borrowings maturing on July 7, 2027. These borrowings are further described in Note 18. Under the terms of these agreements, the counterparties fixed the July 7, 2027, U.S. Dollar to Euro exchange rate for the scheduled €150,000 repayment at an average of $1.05383 to €1.00. In addition, over the life of the agreements, the Company will receive Euro denominated fixed rate interest on €150,000 and pay U.S. Dollar denominated fixed rate interest on $158,075.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

25. Financial risk management objectives and policies (continued)
Through the cross-currency swaps, the Company converted the Euro denominated fixed rate loan to a U.S. dollar loan at a pre-agreed foreign exchange rate and fixed U.S. dollar interest rate. These derivative financial instruments were initially recognized at fair value on the inception dates and are subsequently re-measured at fair value at the end of each reporting period. Gains or losses arising from changes in the fair value of the derivative financial instruments are recognized in the Consolidated Statements of Income as derivative financial instrument gain/(loss), net.
Foreign Exchange Forwards – Fixed Rate Debt – Economic Hedge
To manage the foreign currency exchange rate risk associated with its Euro denominated fixed rate borrowing, the Company has entered into a series of short-term foreign exchange derivatives with third party financial institutions. Under the terms of the open positions at December 31, 2024, the Company fixed the U.S. Dollar to Euro at with value dates of February 24, 2025 (notional amount €32,800 at $1.04258 to €1.00).
Under the terms of the open positions at December 31, 2023, the Company fixed the U.S. Dollar to Euro exchange rate at an average of $1.07092 to €1.00 with value dates of, March 22, 2024 (notional amount €40,800 at $1.07945 to €1.00 and notional amount €30,000 at $1.07907 to €1.00), and April 5, 2024 (notional amount €42,000 at $1.05962 to €1.00 and €10,000 at $1.05918 to €1.00).
Under the terms of the open positions at December 31, 2022, the Company fixed the U.S. Dollar to Euro exchange rate at an average of $1.04531 to €1.00 with value dates of April 6, 2023 (notional amount €42,000 at $1.00344 to €1.00 and €10,000 at $1.00491 to €1.00) and June 23, 2023 (notional amount €40,800 at $1.0759 to €1.00 and €30,000 at $1.0758 to €1.00).
Foreign Exchange Forwards – Variable Rate RCF Debt – Economic Hedge
To manage the foreign currency exchange rate risk associated with its Euro denominated variable rate borrowing, the Company has entered into a series of short-term foreign exchange derivatives with third party financial institutions. Under the terms of the open positions at December 31, 2024, the Company fixed the U.S. Dollar to Euro at an average of $1.10478 to €1.00 with value dates of February 24, 2025 (notional amount €2,800 at $1.04258 to €1.00) and March 21, 2025 (notional amount €10,000 at $1.1222 to €1.00).
Under the terms of the open positions at December 31, 2023, the Company fixed the U.S. Dollar to Euro at an average of $1.08840 to €1.00 with value dates of January 19, 2024 (notional amount €16,500 at $1.09379 to €1.00) and February 29, 2024 (notional amount €20,000 at $1.08395 to €1.00).
At December 31, 2022 there were no open positions.
Interest Rate Swap - Exposure to Variable Interest Rates– Economic Hedge
In May 2022, the Company entered into two 3-year interest rate swap agreements with third party financial institutions to manage the interest rate risk associated with the variable interest rates. Under the terms of those agreements, the counterparties fixed the interest rate for a notional amount of $100,000. Over the life of the agreements, the Company will receive variable rate interest on $100,000 and pay a fixed rate interest of 2.653% on $50,000 and 2.655% on $50,000 Gains or losses arising from changes in the fair value of the derivative financial instruments are recognized in the Consolidated Statements of Income as finance cost.
In January and February 2023, the Company entered into two 3-year interest rate swap agreements with third party financial institutions to manage the interest rate risk associated with the variable interest rates. Under the terms of those agreements, the counterparties fixed the interest rate for a notional amount of $100,000. Over the life of the agreements, the Company will pay variable rate interest on $100,000 and receive fixed rate interest of 3.976% on $50,000 and 4.166% on $50,000. Gains or losses arising from changes in the fair value of the derivative financial instruments are recognized in the Consolidated Statements of Income as finance cost.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

25. Financial risk management objectives and policies (continued)
Natural Gas Cash Flow Hedge
In 2023, the Company entered into a series of natural gas swap transactions in order to fix a portion of the monthly NYMEX component of its natural gas costs during 2023 and 2024. The total notional amount of the swap contracts was 420,000 MMBtus of which 390,000 MMBtus were outstanding at December 31, 2023 with a final settlement date is June 5, 2024. The Company designated a cash flow hedge relationship between the highly probable forecast monthly purchases of natural gas during 2023 and 2024 and the swap contracts. Due to matching of economic terms, no ineffectiveness was anticipated in this hedge relationship and none was recognized in the Consolidated Statements of Income as cost of goods sold during 2024.
In 2022, the Company entered into a series of natural gas swap transactions in order to fix a portion of the monthly NYMEX component of its natural gas costs during 2023. The total notional amount of the swap contracts was 2,970,000 MMBtus with a final settlement date is December 31, 2023. The Company designated a cash flow hedge relationship between the highly probable forecast monthly purchases of natural gas during 2023 and the swap contracts. Due to matching of economic terms, no ineffectiveness was anticipated in this hedge relationship and none was recognized in the Consolidated Statements of Income as cost of goods sold during 2023. There were no open positions at December 31, 2024.
Credit Support Payments and Receipts
The Company and each financial institution counterparty is required to post weekly credit support payments for the difference between:
(a)accumulated mark-to-market gains or losses on derivative financial instruments; and
(b)the net accumulated credit support payments posted, provided that the difference is at least €1,000 or €500, depending on the counterparty, when compared to the previous weekly calculation.
Sensitivity analysis to foreign exchange rate differences
The following table demonstrates the sensitivity of the Company’s profit before income tax to reasonable changes in foreign exchange rates (after taking into consideration the impact of outstanding economic hedges in place for Euro denominated borrowings and other obligations), with all other variables held constant:

Year Ended	Decrease in USD:Euro FX Rate	Effect on profit before tax (-/+)	Increase in USD:Euro FX Rate	Effect on profit before tax (+/-)
12/31/24	5.0%	$—	-5.0%	$—
12/31/23	5.0%	$—	-5.0%	$—
12/31/22	5.0%	$—	-5.0%	$—
Interest rate risk
As the Company has no material interest-bearing assets, the Company’s income and operating cash flows are not directly impacted by changes in market interest rates. The Company’s interest rate risk arises from short-term and long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company’s policy for long term borrowings will vary and is managed by the Company in coordination with TCI’s group treasury function.
The following table demonstrates the sensitivity of the Company’s profit before income tax (considering the impact of the outstanding floating rate borrowings at the end of the period) to reasonable changes in interest rates, with all other variables held constant:

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

25. Financial risk management objectives and policies (continued)

Year Ended	Interest Rate Increase	Effect on profit before tax (-/+)	Interest Rate Decrease	Effect on profit before tax (+/-)
12/31/24	1.0%	$133	(1.0)%	$(133)
12/31/23	1.0%	$403	(1.0)%	$(403)
12/31/22	1.0%	$700	(1.0)%	$(700)
Cash flow hedge
The Company entered into a series of natural gas swap transactions in order to fix a portion of the monthly NYMEX component of its natural gas costs during 2024, 2023, and 2022. The Company designated a cash flow hedge relationship between the highly probable forecast monthly purchases of natural gas during 2024 and 2023, and the swap contracts.
The following table demonstrates the sensitivity of the Company’s OCI (considering the impact of the outstanding contracts at the end of the period) to reasonable changes in natural gas pricing, with all other variables held constant:

Year Ended	Decrease in NG contract price	Effect on OCI before tax (-/+)	Increase in NG contract price	Effect on OCI before tax (+/-)
12/31/24	$1.00	$—	$1.00	$—
12/31/23	$1.00	$390	$1.00	$(390)
12/31/22	$1.00	$2,940	$1.00	$(2,940)
Credit risk
The Company has no material concentrations of credit risk. Trade accounts receivable consist mainly of a large, widespread customer base. The Company monitors the financial position of its debtors on an ongoing basis. Refer to Note 15 for further details.
Financial instruments by measurement category
As of December 31, 2024 and 2023, the Company’s financial assets were classified as follows:

	2024		2023
	Assets at amortized cost	Assets at FVPL *	Assets at amortized cost	Assets at FVPL *

Financial Assets
Trade receivables, net	$48,119	$—	$55,873	$—
Other receivables, net	57,937	—	65,121	—
Non-current assets	—	10,076	—	5,547
Derivative financial instruments	—	709	—	7,386
Derivative credit support payments	4,389	—	11,470	—
Cash and cash equivalents	12,124	—	22,036	—
	$122,569	$10,785	$154,500	$12,933

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

25. Financial risk management objectives and policies (continued)
At December 31, 2024 and 2023, the Company’s financial liabilities were classified as follows:

	2024		2023
	Liabilities at amortized cost	Liabilities at FVPL *	Liabilities at amortized cost	Liabilities at FVPL *
Financial Liabilities
Accounts payable	$139,831	$—	$151,229	$—
Related party payables	8,727	—	11,467	—
Borrowings	391,830	—	343,932	—
Derivative financial instruments-economic hedges	—	9,432	—	10,512
Derivative credit support receipts	304	—	7,142	—
Other noncurrent liabilities	330	—	114	—
	$541,022	$9,432	$513,884	$10,512

*    “FVPL” Fair value through profit or loss
**     “FVOCI” Fair value through comprehensive income
Fair value of financial instruments
Recurring fair value measurements
Recurring fair value measurements are those that the accounting standards require or permit in the statement of financial position at the end of each reporting period. The Company’s derivative financial instruments fall under this category, and under the fair value hierarchy, are measured based on Level 2 inputs.
Level 2 derivative financial instruments comprise cross currency interest rate swaps, interest rate swaps, foreign exchange forward contracts and natural gas futures. The Company uses a variety of valuation methods and makes assumptions that are based on market conditions existing at each reporting date. The recorded fair values of these contracts are based on: a) forward exchange rates that are quoted in an active market, b) forward interest rates extracted from observable yield curves, and c) natural gas prices, which are quoted in an active market. There were no changes in valuation techniques for Level 2 recurring fair value measurements during the years ended December 31, 2024, 2023, or 2022.
Financial instruments for which fair value does not approximate carrying amount
Financial instruments where fair value is not deemed to approximate carrying amount in the statement of financial position are the Company’s loans from related parties and lease liabilities. The fair values are disclosed in Note 18.
•Loans from related parties – the fair value of loans from related parties are measured based on Level 3 inputs. The valuation models incorporate parameters such as interest rates and price quotations at the reporting date. With respect to long-term borrowings, quoted market prices or dealer quotes for the specific or similar instruments are also used.
•Lease liabilities – the fair value of lease liabilities is measured based on Level 2 inputs. The valuation model incorporates interest rates observable at commonly quoted intervals used to recalculate remaining lease payments based on current incremental borrowing rates.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

25. Financial risk management objectives and policies (continued)
Capital management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to provide returns for its stockholders and to maintain a reasonable capital structure and related cost of capital. The Company is a subsidiary of a group, the ultimate parent of which is TCI. As such, the capital management strategy of the Company is not determined in isolation, but rather, by taking into consideration both local and overseas funding alternatives, relative costs, and financial flexibility.
The Company has a history of strong operating cash flow and available lines of credit (Note 18).
26. Earnings per share
Basic earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Company (the numerator) by the weighted average number of shares outstanding (the denominator) during the period. During the periods presented the Company has no financial instruments or stock awards that dilute earnings per share.
The amounts considered for calculations of earnings per share in 2024, 2023, and 2022 were as follows:

	2024	2023	2022
Denominator (whole shares)
Weighted average number of common stock - basic and diluted (1)	175,362,465	175,362,465	175,362,465

Numerator
Net income	$166,074	$155,244	$62,721

Earnings per share of common stock
Basic earnings per share	$0.95	$0.89	$0.36
Diluted earnings per share	$0.95	$0.89	$0.36

(1)For purposes of calculating earnings per share the Company has retrospectively presented earnings per share as if the reorganization in Note 1 had occurred at the beginning of the earliest period presented. Such retrospective presentation reflects 175,362,465 common shares due to the exchange of shares in Titan Atlantic for 175,342,465 shares in Titan America, the initial issuance of 2,000 common shares upon formation of Titan America and the subsequent conversion of each of the 2,000 common shares into 10 common shares.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

27. Segment information
Description of segments and principal activities
The Company operates its business through two reportable segments based on US geographic regions: the Florida and Mid Atlantic business segments. Each region has a regional president who is a member of the Executive Committee and reports directly to the Company’s CEO, who is the chief operating decision maker (CODM). The core business activities of the two regions are substantially the same and encompass the manufacture, distribution, and sale of a comprehensive range of cement, aggregates, ready-mix concrete, concrete block, and fly ash.
In addition, the Company’s operations include (1) the STET segment, a nonreportable operating segment that develops, manufactures, sells, and services triboelectrostatic separators and related equipment used to beneficiate fly ash, industrial minerals, and food and feed organics and (2) certain income and expense items managed on a total Company level which are not allocated to the operating segment measure of profit and loss, including: unallocated corporate costs, fair value loss on sale of accounts receivable, finance cost, finance income, foreign exchange gain/loss, derivative financial instrument gain/loss, and income taxes.
The CODM evaluates segment performance based on earnings before interest, taxes, depreciation, amortization & impairment (segment adjusted EBITDA). The segment adjusted EBITDA calculation includes the operating profit plus depreciation, amortization and impairment of tangible and intangible assets. This measure excludes the unallocated corporate costs summarized above. The CODM also receives information about the segments’ external revenue, capital spending, and depreciation and amortization on a regular basis.
Information about segment adjusted EBITDA, revenue, depreciation, depletion and amortization and capital spending follows:
Segment adjusted EBITDA

	Year Ended December 31
	2024	2023	2022
Florida business segment	249,665	221,227	130,520
Mid-Atlantic business segment	134,792	118,260	72,753
Subtotal reportable segments	$384,457	$339,487	$203,273
STET segment	(6,070)	(6,371)	(5,119)
Unallocated corporate (1)	(19,803)	(4,743)	(5,057)
Finance cost, net	(26,175)	(22,244)	(19,078)
Depreciation, depletion and amortization	(99,941)	(91,079)	(87,728)
Loss on disposal of fixed assets	(2,411)	(3,852)	(1,186)
Asset impairment recovery/(loss)	—	609	(525)
Foreign exchange gain/(loss), net	20,846	(11,981)	19,990
Derivative financial instrument (loss)/gain, net	(22,441)	10,967	(18,534)
Fair value loss on sale of accounts receivable, net	(4,620)	(6,113)	(3,041)
Share-based compensation	(3,841)	(3,173)	(2,402)
Other	3,617	871	(901)
Income before income taxes	$223,618	$202,378	$79,692

(1)     Unallocated corporate include IPO transaction costs incurred during 2024, which primarily consist of consulting, legal and accounting fees.
27. Segment information (continued)
Segment external revenue

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

External revenue are transactions with external customers for each of the business segments.

	Year Ended December 31
	2024	2023	2022
Florida business segment	$997,575	$969,932	$808,558
Mid-Atlantic business segment	634,946	619,683	553,335
STET segment	1,872	1,986	2,253
Total External Revenue	$1,634,393	$1,591,601	$1,364,146
Segment depreciation, depletion and amortization
Depreciation, depletion and amortization per segment is as follows:

	Year Ended December 31
	2024	2023	2022
Florida business segment	$60,296	$57,000	$55,655
Mid-Atlantic business segment	38,954	33,472	31,490
STET segment	675	591	576
Corporate	16	16	7
Total depreciation, depletion and amortization	$99,941	$91,079	$87,728
Segment capital spending
Capital spending is investment in property, plant, equipment and intangible assets (e.g. software), excluding additions to quarries.

	Year Ended December 31
	2024	2023	2022
Florida business segment	$70,445	$74,458	$85,725
Mid-Atlantic business segment	58,819	41,970	40,683
STET segment	59	83	72
Corporate	1,183	349	4,233
Total Capital Spending	$130,506	$116,860	$130,713

28. Issued capital and reserves
Titan America has one class of common stock. After considering the effect of the Share Split and Reorganization Transaction described in Note 26, the number of shares authorized for issuance and outstanding was 175,362,465 for the years ended December 31, 2024 and 2023. There were no shares issued but not fully paid as of December 31, 2024 and December 31, 2023.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2024, 2023 and 2022
(All amounts in thousands)

29. Events after the reporting period
Management has evaluated subsequent events through April, 4 2025, which is the date these financial statements were available to be issued:
•On February 10, 2025, the Company completed its initial public offering of 24,000,000 common shares (the "IPO"). The IPO was comprised of a primary offering of 9,000,000 newly issued common shares and a secondary offering of 15,000,000 existing common shares. The common shares were sold at an offering price of $16.00 per share, generating proceeds of approximately $136,800, after deducting underwriting discounts and other commissions. Our common shares began trading on the New York Stock Exchange on February 7, 2025 under the symbol "TTAM".
•On March 11, 2025, the underwriters exercised a portion of their overallotment option to purchase 580,756 additional existing shares from TCI (the selling shareholder). The Company did not receive any additional proceeds from the sale of these shares. After completion of the IPO, the Company had 184,362,465 common shares issued and outstanding.
•On March 14, 2025 the Company extended the maturity of the $45,000 committed borrowing facility to June 12,
•On March 19, 2025, the Board of Directors approved the 2025 Omnibus Incentive Plan and the Annual Incentive Plan that enables the Company to issue cash and stock-based incentives to employees, non-employee Directors and other individuals as determined by the Board of Directors.
•On March 28, 2025, the Company amended the cash management agreement with TGF to increase the maximum borrowing limits from $15,000 to $30,000.