Form 20-F
period 2025-12-31
Titan America SA
filed 2026-03-24
CIK 2035304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Place Sainte-Gudule 14, Belgium
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
184,362,465
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

NOTICE REGARDING DISCLOSURE OF MINING PROPERTIES

The technical report summary for Pennsuco Quarry, Miami-Dade County, Florida (the “Pennsuco Quarry”) titled “Technical Report Summary for Pennsuco Quarry, Miami-Dade County, Florida” and the technical report summary for Roanoke Quarry, Botetourt County, Virginia (the “Roanoke Quarry”) titled “Technical Report Summary for Roanoke Quarry, Botetourt County, Virginia” (collectively, the “Technical Report Summaries”) have been prepared in accordance with subpart 1300 of Regulation S-K –Disclosure by Registrants Engaged in Mining Operations, (“S-K 1300”) as issued by the U.S. Securities and Exchange Commission (the “SEC”), under the United States Securities Act of 1933, as amended, (the “Securities Act”), which governs disclosure for mining registrants. The Technical Report Summaries, each dated August 30, 2024, were prepared by Continental Placer Inc., independent geological and environmental consultants, who is a “Qualified Person” under S-K 1300 and is independent of us.

Unless otherwise indicated, the scientific and technical information contained in this Annual Report regarding the Pennsuco Quarry and the Roanoke Quarry has been derived from the Technical Report Summaries each dated August 30, 2024, which are which are incorporated by reference into Exhibit 96.1 and Exhibit 96.2, respectively, to this Annual Report.

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
In this document, Titan America SA and its consolidated subsidiaries are together referred to as the “Company,” “Titan America,” “we,” “us,” “our” or similar terms. Titan S.A., Titan America’s ultimate parent, and its subsidiaries, are referred to as “Titan SA”, “our Parent,” or “Titan Group.”
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
•fluctuations in availability and costs of energy, fuel, and transportation, and changes in prices for or availability of commodities, labor or other production inputs;
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
•impacts of climate change and regulations intended to address climate change;
•the future trading price of our common shares and impact of securities analysts’ reports on these prices;
•increased costs and regulatory burdens resulting from being a public company listed on the New York Stock Exchange (“NYSE”);
•our ability to operate as a standalone public company;
•conflicts of interest and disputes arising between Titan SA and us that could be resolved in a manner unfavorable to us;
•our ability to remediate the identified material weaknesses in our internal control over financial reporting; and
•other risks and uncertainties, including those listed under the caption “Risk Factors.”
We caution you that the foregoing list does not contain all of the forward-looking statements made in this document.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this document primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described above, in “Risk Factors” under “Item 3. Key Information ,” “Item 4. Information on the Company ,” “Item 5. Operating and Financial Review and Prospects,” “Legal Proceedings” included in “Item 8. Financial Information,” “Consolidated Financial Statements and Other Financial Information” referenced in “Item 8. Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Moreover, we operate in a competitive environment, and new risks and uncertainties may therefore emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this document. We cannot guarantee that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
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
All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this special note. Additionally, our discussion of various information, including sustainability matters, both here and in other locations is information by various standards and the interests of various stakeholders. As such, not all such information may be material and references to “materiality” and any related assessment of sustainability “materiality” may differ from the definition applicable for relevant reporting purposes.

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
Energy is also required for the transportation of our products (both within our facilities and externally) and for the operation of our equipment. The principal elements of these energy costs are fuel expenses and electricity expenses (which include, inter alia, costs for coal, petroleum coke, natural gas, diesel and alternative fuels). Due to their size and weight, our products are costly and difficult to transport efficiently. Our products and services are generally localized around our operating sites and served by truck or, in certain markets, by rail or barge. We could be negatively impacted by freight costs due to rising fuel costs; rate increases for third-party freight; truck, railcar or barge shortages, including shortages of truck drivers and rail crews; rail service interruptions; and minimum tonnage requirements, among other things. To the extent price increases or other mitigating factors are not sufficient to offset these increased costs adequately or timely, or if the price increases result in a significant decrease in sales volumes, our results of operations, financial position and cash flows could be negatively impacted. Increases or significant fluctuations in energy and fuel costs, freight rates or other transportation costs could adversely affect our results of operations, business and financial condition, especially if we are unable to pass along higher input costs to our customers. Energy prices may vary significantly in the future, largely due to market forces and other factors beyond our control, including changes in the relevant regulatory regime or governmental policy applicable to energy prices. We may also, particularly in the case of natural gas and coal, experience time lags between movements in energy prices and movements in production costs since the supply of a substantial proportion of energy resources is secured pursuant to long-term purchase agreements. Risks related to fluctuations in energy and fuel costs are increased due to the fact we do not use any long-term hedging instruments to mitigate the effects of such fluctuations. Legal requirements, as well as a heightened awareness of environmental sustainability, have placed increased pressure on energy-intensive industries such as the cement industry to increase their energy efficiency and to transition to more environmentally friendly sources of energy, such as renewables, which could further increase our cost of goods sold. Changes in the availability of energy sources to meet these demands could adversely impact our ability to operate, and changes in energy prices as a result could significantly increase our operating costs.
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
Availability of key natural resources used in the manufacturing of our products is one of the factors that significantly affect our operations and profitability. Therefore, continued active management of our quarries and production plants and the related permits, licenses, rights and titles is key to controlling manufacturing cost escalations in the long term. While the primary source of the key raw material of limestone is from owned reserves adjacent to our cement plants, there can be no assurance that we will be able to maintain or renew these land and mining rights or that we will have similar cost containment for other inputs used in the production process.

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
We specialize in the production of cement, aggregates, ready-mix concrete and related products and derive substantially all of our revenue therefrom. Materials such as wood, steel, gypsum, plastic, aluminum and ceramics can be used in construction as a substitute for cement. Other existing construction techniques, such as the use of drywall, as well as any new construction techniques and modern materials, could decrease the demand for cement, ready-mix concrete, precast concrete products (including concrete block) and mortars. In addition, new construction techniques and modern materials that could replace the use of cement may be introduced in the future. To the extent such products are perceived as having superior environmental or other sustainability characteristics, this may cause customers to be more willing or quick to replace their use of cement or cement based products. The use of substitutes for cement could cause a significant reduction in the demand and prices for our products and may have a material adverse effect on our business, results of operations and financial condition.
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
We compete in each of the markets in which we operate with domestic and international cement producers, as well as importers. The markets we serve are highly fragmented and we compete with a number of regional and national companies. These producers may have greater financial and other resources than we do. Some others are smaller and more specialized and concentrate their resources in particular areas of expertise. We could face increased competition, which would result in lower prices and decreased volumes, either from existing players or new entrants to the markets in which we operate. Further, our profitability is generally dependent on the level of demand for such building materials and services as a whole as well as on our ability to maximize efficiencies and control operating costs. Prices in these markets are subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond our control.
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
We own and operate manufacturing facilities of various ages and levels of automated control and rely on a number of third parties and affiliates as part of our supply chain, including for the efficient distribution of products to our customers. Any disruption at one of our manufacturing facilities or within our supply chain could prevent us from meeting demand or require us to incur unplanned capital expenditures. Older facilities are generally less energy efficient and are at an increased risk of breakdown or equipment failure, resulting in unplanned downtime. Newly commissioned facilities are also subject to unforeseen breakdowns or failures related to mistakes in engineering and equipment selection, poor workmanship during fabrication and/or installation, accidents during the construction and/or commissioning phases, mistakes during initial operation and other related issues that can cause significant delays

__________________________________________________________________________________________________________

in the project implementation and facility start up. Any unplanned downtime at our facilities may cause delays in meeting customer timelines, result in liquidated damages claims or cause us to lose or harm customer relationships. Additionally, we require specialized equipment to manufacture certain of our products, and if any of our manufacturing equipment fails, the time required to repair or replace this equipment could be lengthy, which could result in extended downtime at the affected facility. Any unplanned repair or replacement work can also be very expensive. Moreover, manufacturing facilities can unexpectedly stop operating because of events unrelated to us or beyond our control, including, but not limited to, fires and other industrial accidents, floods and other severe weather events, natural disasters, environmental incidents or other catastrophes, utility and transportation infrastructure disruptions, shortages of raw materials, and acts of war or terrorism. Work stoppages, whether union-organized or not, can also disrupt operations at manufacturing facilities. Furthermore, while we are generally responsible for delivering products to the customer, in some instances, we do not maintain our own fleet of delivery vehicles and outsource this function to third parties. Any shortages in trucking or rail capacity, any increase in the cost thereof, or any other disruption to the highway systems, could limit our ability to deliver our products in a timely manner or at all. Any material disruption at one or more of our facilities or those of our customers or suppliers or otherwise within our supply chain, whether as a result of downtime, facility damage, an inability to deliver our products or otherwise, could prevent us from meeting demand, require us to incur unplanned capital expenditures or cause other material disruption to our operations, any of which could have a material adverse effect on our business, financial condition and results of operations. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all our losses. In addition, there is no assurance that insurance will continue to be available on terms acceptable to us.
Delays in construction projects and any failure to manage our inventory could have a material adverse effect on us.
Many of our products are used in large-scale construction projects which generally require a significant amount of planning and preparation before construction commences. However, construction projects can be delayed and rescheduled for several reasons, including unanticipated soil conditions, adverse weather or flooding, changes in project priorities, financing issues, difficulties in complying with environmental and other government regulations or obtaining permits and additional time required to acquire rights-of-way or property rights. These delays or rescheduling may occur with limited notice to allow us to replace those projects in our manufacturing schedules or to adjust production capacity accordingly, creating unplanned downtime, increasing costs and inefficiencies in our operations and increased levels of obsolete inventory. Any delays in construction projects and our customers’ orders or any inability to manage our supply could have a material adverse effect on our business, financial condition and results of operations.
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
Our ability to operate our business on a day-to-day basis largely depends on the efficient operation of our information technology infrastructure and our cloud providers, the largest of which is Microsoft Azure. We may be susceptible to hacks into our systems or other security breaches by unauthorized third parties. We are also susceptible to errors in connection with any systems upgrade or migration to a different hardware or software system, errors or incidents of our cloud providers, bugs or other problems for any of the software we use, either developed in-house or provided by third parties. Security breaches, financial, regulatory or other developments that might prevent these third parties from providing services to us or our users could harm our business. Our systems and our information technology infrastructure, as well as those of third parties in our supply chain, are vulnerable to damage or interruption from natural or man-made disasters, power loss, computer viruses, telecommunication and other operational failures, ransomware attacks or any other kind of denial of service related attacks, physical or electronic break-ins, sabotage, intentional acts of

__________________________________________________________________________________________________________

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
We are dependent on the SAP license and system of Titan SA and we lack complete control over system updates, maintenance schedules and overall system management, which could lead to delays or disruptions that impact our operations. The SAP license and system of Titan SA might also not fully meet our unique needs, which might make our systems potentially less effective or inefficient. Any of these consequences could have a material adverse effect on our business, results of operations and financial condition.
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
We may not be able to secure, permit or economically mine strategically located aggregate reserves or locate, permit or operate new ready-mix concrete sites, concrete block sites or distribution terminals.
As discussed above, our products are bulky and heavy and therefore difficult to transport efficiently. Because of the nature of the products, the freight costs can quickly surpass production costs. Therefore, except for geographic regions that do not possess commercially viable locally produced materials and are therefore served by rail, barge or ship, the markets for our products tend to be very localized around our production sites and are served from those sites by truck. New production sites often take several years to develop. Our strategic planning and new site development must stay ahead of actual growth. Additionally, we may not be able to secure the necessary governmental, operating and environmental permits to operate such new sites. In a number of urban and suburban areas in which we operate, it is increasingly difficult to permit new sites or expand existing sites due to community resistance. Therefore, our future success is dependent, in part, on our ability to accurately forecast future areas of high growth in order to locate optimal facility sites and on our ability to either acquire existing facilities or secure governmental, operating, mining and environmental permits to open new mining, manufacturing or distribution sites. If we are unable to accurately forecast areas of future growth, acquire existing facilities or secure the necessary permits to open facilities, our financial condition, results of operations and liquidity may be materially adversely affected.
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

__________________________________________________________________________________________________________

A large proportion of our business, operations and assets is concentrated in Virginia, Florida, North Carolina, South Carolina and the Metro New York area. Currently, approximately 60% of our operations are concentrated in Florida. Despite positive trends and forecasts for the construction segment’s growth in Florida, there can be no assurance that it will not experience a downturn that will significantly affect our results of operations. For example, Florida could experience a decrease in gross domestic product growth, an increase of unemployment, a decrease in consumer confidence, increased property taxes, successive periods of adverse weather conditions, sea level rise or other impacts to infrastructure that we rely on, any of which could have a negative effect on our results of operations in Florida. Should positive market trends continue, foreign or national competitors could enter the Florida market, which could result in supply/demand imbalances, a lower market share and/or lower market prices for our products. Should the U.S. market experience a downturn, demand for our products would decrease. In addition, our facilities could be required to operate at lower utilization rates and our assets could become or remain idle because of lower demand.
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
Our financial condition and operations could be adversely impacted by climate change.
Severe weather events, such as tornadoes, hurricanes, rain, drought, ice and snowstorms and high- and low- temperature extremes, occur in regions in which we operate and maintain infrastructure. Climate change could change the frequency and severity of these weather events or result in chronic changes to water levels or meteorological patterns, any of which may create physical and financial risks to us. Such risks could have an adverse effect on our financial condition, results of operations and cash flows. Increases in severe weather conditions, extreme temperatures or chronic climatic changes (such as sea level rise or changes in meteorological or hydrological patterns) may also cause infrastructure construction projects to be delayed or cancelled and may limit resources available for such projects, resulting in decreased revenue or increased project costs. Climate change may impact a region’s economic health, which could impact our revenues as our financial performance is tied to the health of the regional economies we serve. For example, if ports or other infrastructure on which we rely become less usable due to climate impacts, it may affect demand for, or our ability to provide, our products. To the extent financial markets believe we are not well positioned to manage any such risk, our ability to access capital markets or to receive competitive terms and conditions could be negatively affected.
For further information, please see our risk factor titled “Scrutiny and activism from stakeholders and regulators with respect to sustainability matters, including those most relevant to the cement industry, could impact our reputation and the cost of our operations which could adversely affect our business and results of operations.”
Any of the above risks may also impact our customers or suppliers, which could augment existing risks or result in different risks, including risks that may not yet be known to us.
Our operations are subject to health and safety laws and regulations and special hazards that have caused in the past and may cause in the future personal injury or property damage, subjecting us to liabilities and possible losses, some of which may not be covered by insurance and could have a material adverse affect on us.

__________________________________________________________________________________________________________

Manufacturing and construction sites are inherently dangerous workplaces. Our cement, ready-mix and quarry operations can be hazardous and factors outside our control, such as weather and temperature, can increase the risks related to those operations. Our sites often put our employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, chemical and manufacturing processes, heavy products and items and highly regulated materials. Hauling and ready-mix trucks, particularly when loaded, expose our drivers and others to traffic hazards. Our drivers are subject to the usual hazards associated with providing services on construction sites, while our plant personnel are subject to the hazards associated with moving and storing large quantities of heavy raw materials. The cement production process also generates environmental impacts, including dust, noise and other pollutants, and may require the storage of waste materials. Contamination resulting from waste materials or significant dust, noise or other pollution from site operations could also have the potential of affecting our employees, the communities in which we operate and the environment near our operations.
As a result, we are subject to a variety of health and safety and mine safety laws and regulations dealing with occupational health and safety, particularly those administered by Occupational Safety and Health Administration (“OSHA”) and Mine Safety and Health Administration (“MSHA”), which are subject to change and may be interpreted differently or become stricter over time. Specific future risks include potable water systems at our sites which may be further regulated for per- and polyfluoroalkyl substances, lead and copper with requirements to treat water and ensure potable water delivered satisfies water quality criteria. In addition, MSHA has begun implementation of a tighter standard for silica dust exposure to our workers. Future monitoring may identify conditions of exposure that require additional mitigation and expense to ensure work protection meets MSHA standards. See also “Risks Related to Geological, Mining and Environmental Matters” below for a further description of risks related to environmental laws and regulations.
Although we have strict safety policies and training programs intended to systemically educate employees on safety as well as detailed procedures and systems, and we maintain functional groups whose primary purpose is to ensure we implement effective work procedures throughout our organization and take other steps to ensure the health and safety of our workforce, these programs and measures may fail to prevent all such accidents. We cannot guarantee that violations of health and safety requirement will not occur. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage, and such hazards have in the past resulted, and could in the future result, in us being named in litigation. Failure to comply with health and safety requirements can result in sanctions, such as fines and penalties, and claims for personal injury and property damage. As a result, we have been and could be in the future subject to administrative or legal proceedings arising as a result of breaches of health and safety by our employees, any of which may have an adverse effect on our operations and reputation. Unsafe work sites also have the potential to increase employee turnover and raise our operating costs, and our safety record can impact our reputation.
Liabilities for such events are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. Provisions for losses are recognized when we have a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. If we were to experience claims or costs above our estimates, we might also be required to use working capital to satisfy these claims rather than using the working capital to maintain or expand our operations. Any failure to maintain safe work sites or violations of applicable law could expose us to significant financial losses and reputational harm, as well as civil and criminal liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.
Health and safety and mine safety requirements may also result in increased operating and capital costs in the future, and any violations could result in additional costs. We cannot assure you that any costs relating to future capital and operating expenditures to maintain compliance with environmental, health and safety and mine safety laws and regulations, as well as costs to address contamination or environmental claims, will not exceed any current estimates and reserves or adversely affect our business, financial position, results of operations and cash flows. In addition, any unanticipated liabilities or obligations arising, for example, out of the discovery of previously unknown conditions or changes in law or enforcement policies, could materially and adversely affect our business, financial position, results of operations and cash flows.

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

__________________________________________________________________________________________________________

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
Even though the majority of our contracts for public projects as a subcontractor contain raw material escalators to protect us from certain input material price increases, a portion of the contracts are often on a fixed cost basis. The costs incurred and profit realized, if any, on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to: failure to include materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract; delays caused by weather conditions or otherwise failing to meet scheduled acceptance dates; contract or project modifications or conditions creating unanticipated costs that are not covered by change orders; changes in availability, proximity and costs of materials, including cement, aggregates and other construction materials, as well as fuel and lubricants for our equipment; to the extent not covered by contractual cost escalators, variability and inability to predict the costs of purchasing coal, diesel, natural gas and cement; availability and skill level of workers; fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, customers or our own personnel; failure by our suppliers, subcontractors, designers, engineers or customers to perform their obligations; mechanical problems with our machinery or equipment; citations issued by any governmental authority, including OSHA and MSHA; difficulties in obtaining required governmental permits or approvals; changes in applicable laws and regulations; uninsured claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part; and public infrastructure customers may seek to impose contractual risk-shifting provisions more aggressively which may result in us facing increased risks.
These factors, as well as others, may cause us to incur losses, which could have a material adverse effect on our financial condition, results of operations and liquidity.

__________________________________________________________________________________________________________

Our industry is capital intensive, and we have significant fixed and semi-fixed costs; therefore, our profitability is sensitive to changes in volume.
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
A lowering or withdrawal of the ratings, outlook or watch assigned to our business or our debt by rating agencies or the credit rating of Titan SA may increase our future borrowing costs and reduce our access to capital.
Titan SA both provides intercompany loans to us and guarantees our third-party debt. Any change in the credit rating of Titan SA, which is out of our control, could have a material adverse effect on our ability to borrow and our cost of capital.
The rating, outlook or watch assigned to Titan SA could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, current or future circumstances relating to the basis of the rating, outlook or watch such as adverse changes to Titan SA’s or our business, so warrant. Additionally, we do not have credit history without the guarantee of Titan SA. Without an operating history, we may be unable to or find it difficult to obtain our own credit score. Titan SA’s credit ratings may also change as a result of the differing methodologies or changes in the methodologies used by the rating agencies. Any future lowering of such debt’s ratings, outlook or watch likely would make it more difficult or more expensive for us to obtain debt financing.

__________________________________________________________________________________________________________

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
Our indebtedness consists primarily of loans from Titan SA, short-term bank borrowings and lease liabilities.
Our ability to make payments on and refinance our indebtedness and to fund working capital, capital expenditures and other expenses will depend on our future operating performance and ability to generate cash from operations. Our ability to generate cash from operations is subject, in large part, to general economic, competitive, legislative and regulatory factors and other factors that are beyond our control. We may not be able to generate sufficient cash flow from operations or obtain sufficient capital to service our debt or fund our planned capital expenditures.
As a holding company, our ability to repay our debt, pay dividends or make other distributions to our shareholders depends on our subsidiaries’ ability to pay cash to us pursuant to dividend payments and other obligations. The ability of our subsidiaries to pay dividends to us in the future will depend on their earnings, covenants contained in future financing or other agreements and applicable regulatory restrictions. Similarly, we may be unable to distribute dividends in order to maintain our credit rating and avoid any potential credit downgrade. Thus, we may not have sufficient funds to pay our debt or distribute dividends.
Our ability to refinance our debt will depend in part on our financial position at such time. Any refinancing of our debt could be at higher interest rates than our current debt and may require us to comply with more onerous covenants, which could further restrict our business operations. In particular, certain credit facilities with Titan Global Finance PLC (“TGF”), an entity controlled by Titan SA, are based on financial terms contained in the arm’s length agreements consummated among TGF and its third party lenders. There is no guarantee that TGF will be willing to continue to enter into debt agreements with us on similar terms or at all. Refinancing such debt with third parties may increase our cost of capital and may subject us to more onerous covenants. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives.
The economic environment has in the past been marked by a scarcity of financing for periods of time, in particular with regard to long-term financing. If financial and economic conditions were to deteriorate, including as a result of political and economic uncertainty or instability, or if interest rates were to increase, it may become more costly and more difficult for us to access new credit or to refinance our debts on terms that are acceptable to us, or at all. This could have a material adverse effect on our business, results of operations and financial condition.
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

__________________________________________________________________________________________________________

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
From time to time, we enter into discussions and collective bargaining agreements with labor unions, which represent less than five percent of our workforce as of December 31, 2025. Although we maintain good relations with our unions and have not faced a material strike that affected our operations, there can be no assurance that we will not experience labor unrest, difficulty in negotiating collective bargaining agreements or disputes or actions in the future, some of which may be significant and could adversely affect our business, prospects, financial condition, reputation and results of operations.
Artificial intelligence presents risks and challenges that can impact our business by posing security risks to our confidential information, proprietary information and personal data.
Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability or other adverse consequences to our business operations. As with many technological innovations, artificial intelligence presents risks and challenges that could impact our business. We work with vendors that incorporate artificial intelligence tools into their offerings and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors’ ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach or privacy or security incident because of the use of generative artificial intelligence, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information and adversely impact our business.
Risks Related to Our Relationship with Titan S.A.
We rely on functions, systems and infrastructure provided by Titan Group, and if Titan Group fails to perform these services we may fail to replicate or replace them.
We receive services from Titan Group under the Shared Services Agreement from Titan Group. Under the Shared Services Agreement, Titan Group provides us with certain services. The Shared Services Agreement does not continue indefinitely and will last until 2030 with an option to renew for additional two-year periods, and services provided under the Shared Services Agreement may generally terminate at various times specified in the agreement and the schedules thereto.
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
There is a risk that an increase in the costs associated with replicating and/or replacing the services provided to us by Titan Group under the Shared Services Agreement, or continuing to provide services to Titan Group, and the diversion of management’s attention to these matters could have a material adverse effect on our business, results of operations, financial condition and liquidity.

__________________________________________________________________________________________________________

We may fail to replicate or replace the services we currently receive from Titan Group on a timely basis, without interruption to or degradation of ongoing operations, or at all, which may put further constraints on our human resources, capital and other resources that are simultaneously working on the retention and replacement of the services and ongoing efforts to implement new technological developments and innovations; such additional constraints could jeopardize our ability to execute on any one of these specific work streams. In addition, Titan Group will be working on similar initiatives which may impact the level and quality of transition services we receive from them. Additionally, we may not be able to operate effectively if the transition to the replication or replacement services causes interruptions to or degradation of operations or the quality of replacement services is inferior to the services we are currently receiving.
Titan SA and its subsidiaries are among our largest material and service providers, and we might have received better terms from unaffiliated third parties than under our agreements with Titan SA and its subsidiaries.
For the year ended December 31, 2025, Titan SA was among our largest material and service providers supplying cement for our marine import terminals. We expect that a substantial portion of our purchases will continue to be derived from Titan SA, and their inability to perform under their contracts, or their default in delivery or performance, could have a substantial effect on our operations, revenues and profits. There is no guarantee that we can replace these materials and services on commercially reasonable terms or at all. For additional information, refer to the section titled “Item 7.B. Related Party Transactions.”
We may be affected by any negative effects on Titan SA’s brand and reputation.
Our brand and reputation, and that of our Parent’s, within the construction sector in all areas and markets of operation are important and could be affected by errors and/or omissions concerning product quality, adherence to health and safety standards, exposure to social media and other brand management measures and environmental performance. Such risks are amplified due to the strict standardization to which building materials are subject to and a failure to meet the prescribed quality standards or the specific quality requirements of our or Titan SA’s, and our or its affiliates’ and customers could negatively affect our or our Parent’s reputations. Should Titan SA have a negative impact on its brand and reputation, it could hurt our brand or reputation in the marketplace if market participants connect us with our Parent. Moreover, given the international presence of our Parent, damage to our Parent or an affiliate of our Parent’s brand in one of the markets in which we operate could negatively affect our reputation in the markets in which they operate. Any damage to our or our Parent’s reputations may have a material adverse effect on our financial condition and results of operations.
If Titan SA sells a controlling interest in our Company to a third party in a private transaction, you may not realize any change-of-control premium on our common shares, and we may become subject to the control of a presently unknown third party.
Titan SA owns a controlling equity interest in our Company. Titan SA will have the ability, should it choose to do so, to sell some or all of our common shares in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our Company.
Belgian law provisions on mandatory public takeover bids that are applicable to Belgian companies listed on a regulated market in the European Economic Area do not apply to us. The ability of Titan SA to privately sell our common shares, with no requirement for a concurrent offer to be made to acquire all of the common shares that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your common shares that may otherwise accrue to Titan SA on its private sale. Additionally, if Titan SA privately sells its controlling interest in our Company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other shareholders. Titan SA may terminate the Shared Services Agreement, and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have an adverse effect on our operating results and financial condition.
Conflicts of interest and disputes may arise between Titan SA and us, as well as between certain members of management, directors and shareholders as they hold common shares in both Titan America and Titan SA, and such conflicts could be resolved in a manner unfavorable to us.
The management and directors of each of Titan America and Titan SA may own both Titan America common shares and Titan SA common shares. This could create, or appear to create, potential conflicts of interest when our management and directors and Titan SA’s management and directors are faced with decisions that could have different implications for the two companies. These

__________________________________________________________________________________________________________

agreements include the Shared Services Agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that Titan America or Titan SA may enter into in the future.
Questions relating to conflicts of interest and actual disputes may arise between Titan SA and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest or disputes between Titan SA and us could arise include, but are not limited to, the following:
•Competing business activities and business opportunities. Titan SA is a large global company with businesses spanning a wide range of industries, including other businesses relating to cement manufacturing. In the ordinary course of its business activities, Titan SA may engage in activities where its interests conflict with our interests or those of our other shareholders. In addition, our directors who are employed by or otherwise affiliated with Titan SA may have or make investments in other companies that may compete with us. Titan SA also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. As a result, our future competitive position and growth potential could be adversely affected.
•Cross officerships, directorships and share ownership. The ownership interests of our directors or executive officers in the equity shares of Titan SA or service as a director or officer of both Titan SA and us could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to (i) disagreement over the desirability of a potential business or acquisition opportunity or business plans, (ii) employee retention or recruiting, (iii) our dividend policy or (iv) terms of cement purchase agreements.
Although we have procedures to minimize potential conflicts of interest, these procedures may not adequately address all of the conflicts of interest that may arise with respect to our activities with Titan SA, and any conflicts of interest may not be resolved in Titan America’s interests.
Under Belgian company law, the directors of Titan America are subject to a general duty of loyalty, pursuant to which they are always required to act in Titan America’s interests, regardless of whether or not they have been appointed by a shareholder of Titan America (such as Titan SA). Directors are always required to put the interests of the company in which they serve above their own interests in the exercise of their mandate.
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

__________________________________________________________________________________________________________

Any such conflicts of interest or disputes that are not resolved in favor of our business could adversely affect our financial conditions and results of operations.
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

__________________________________________________________________________________________________________

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
Reclamation and Post-Closure Obligations
We incur post-closure obligations to reclaim quarry sites and other similar post-closure obligations for owned and leased property. Reclamation methods and requirements can differ depending on the quarry and state rules and regulations in existence for certain locations. This differentiation affects the potential obligation required at each individual site. Please refer to Note 20 to our audited consolidated financial statements included elsewhere in this document for further information about restoration, environmental and remediation provisions.
Water Management Risks
The Clean Water Act (“CWA”) and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into state waters or waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the U.S. Environmental Protection Agency (“EPA”) or an analogous state agency. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by the U.S. Army Corps of Engineers (“USACE”) pursuant to an appropriately issued permit. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of stormwater runoff from certain types of facilities.
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

__________________________________________________________________________________________________________

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
Our operating landfills are bound with closure plans and post-closure monitoring. Monitoring activity below the surface may not completely foresee risks associated with waste, leachate and groundwater interaction. Post-closure monitoring may identify conditions that trigger additional mitigation costs including potential linings and removal. Please refer to Note 20 to our audited consolidated financial statements included elsewhere in this document for further information about restoration, environmental and remediation provisions.
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
Air Quality Risks
Our operations are subject to the federal Clean Air Act (“CAA”) and related state and local laws, which restrict the emission of air pollutants and impose permitting, monitoring and reporting requirements on various sources, including requirements under the Title V Operating Permit programs for facilities with emissions above certain thresholds. Cement plants must obtain these permits if they exceed the limits, and new major sources or significant modifications at major sources must secure pre-construction permits that include pollution limits based on Best Available Control Technology (“BACT”). Over the next several years, we may be required to incur certain capital expenditures for air pollution control equipment or to address other air emissions-related issues. Changing and increasingly stringent requirements, future non-compliance or failure to maintain necessary permits or other authorizations could require us to incur substantial costs or suspend or terminate our operations. We aim to mitigate air quality risks for compliance requirements with engineering design, mechanical equipment, operating procedures and monitoring equipment; however, such measures can fall short of mitigating all risks.
Future emission standards that may apply to our operations include the National Emission Standards for Hazardous Air Pollutants (“NESHAP”) for Portland cement. The U.S. EPA concluded a technological review of Portland cement under NESHAP in 2018, and concluded that no new requirements or changes to emission limits were warranted at that time. Although the U.S. EPA was scheduled to finalize new emission limitations and other potential requirements in 2025 applicable to a portion of our cement operations, in March 2025 the current administration instead announced a reconsideration of multiple NESHAPs. However, there can be no assurance that future requirements will not potentially increase our compliance costs and adversely affect our operating performance and profitability. Similarly, additional future emission standards to protect the ozone through increasingly stringent National Ambient Air Quality Standards (“NAAQS”) may be finalized and add costs for NOx emission control.

__________________________________________________________________________________________________________

Under the previous administrations, the EPA had taken steps to regulate greenhouse gas (“GHG”) emissions from industrial sources identified by the EPA as large GHG emission sources, including cement manufacturing. For example, since December 29, 2009, the EPA’s Mandatory Reporting of GHGs Rule required certain industrial sectors exceeding certain emission thresholds to report their GHG emissions annually. However, in March 2025, the EPA released a final rule to extend 2025 reporting deadlines and, in September 2025, proposed a rulemaking to remove and/or suspend program obligations applicable to various industry sectors. The current administration has also withdrawn other proposed rules, including regulations related to project emissions accounting, and similarly, on June 11, 2025, the current administration proposed to repeal all GHG emissions standards for the power sector under Section 111 of the Clean Air Act.
Nevertheless, future administrations could still seek to impose GHG regulations on the cement industry, which would negatively affect our operations and could result in higher capital and operating expenditures to comply with such regulations, any of which would adversely affect our operating performance and profitability.
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
Additional Regulatory Risks
Connected to EHS and sustainability risks are potential environmental or pollution tariffs on materials we import.
There can be no assurance that a scheme similar to the EU-wide cap and trade emissions scheme, namely the European Trading Scheme, will not be introduced in the United States or at the state level in jurisdictions in which we operate, potentially significantly increasing our compliance costs. Although unlikely under the current administration, there may be increasing political support for the implementation of other stringent environmental rules that would increase our production costs, especially at the state level. Compliance with changes in laws, regulations or emissions trading schemes could result in higher capital expenditures requirements and reduced profitability for us due to increased production costs and may also have an impact on our ability to grow our business, pursue strategic growth opportunities and remain competitive. If we are unable to find solutions that reduce our GHG emissions for new and existing projects or products, future international agreements, government regulation or challenges from society could lead to additional costs as well as compliance and operational risks.
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
Scrutiny and activism from stakeholders and regulators with respect to sustainability matters, including those most relevant to the cement industry, could impact our reputation and the cost of our operations which could adversely affect our business and results of operations.
Stakeholder actions and regulatory activity related to sustainability matters, including equity, and inclusion, biodiversity and natural capital, water stewardship, circular economy, responsible supply chain, human rights, and other matters could adversely impact our operations, costs of or access to capital and impact or limit business plans.
We could face stakeholder scrutiny and activism related to sustainability. There has been some focus from stakeholders and regulators related to sustainability matters across all industries, with investors (including institutional investors), proxy advisory firms, customers, employees and lenders placing importance on the impacts and social cost associated with sustainability practices and policies of companies, including risk mitigation efforts. There is also risk that we could be perceived as, or accused of, “greenwashing,” i.e., the process of conveying misleading information or making false claims regarding the sustainability profile of,

__________________________________________________________________________________________________________

e.g., a product, activity, or company operations, which could lead to reputational harm, litigation, or other adverse impacts. In particular, actions or statements we take may be based on expectations, assumptions, methodologies, or information that we currently believe to be reasonable but that is subsequently determined to be erroneous or not in keeping with best practice, particularly as sustainability standards continue to evolve. If we fail to, or are perceived to fail to, to advance our sustainability initiatives or to align with best practices, we may be subject to various adverse impacts. For example, both we and Titan Group have implemented various voluntary initiatives to improve the sustainability profile of our operations and products; however, such initiatives may be costly and may not have the desired effect.
In addition, some investors use sustainability criteria to guide their investment strategies, and may not invest in our common shares, or may divest their holdings of our common shares, if they believe our policies relating to sustainability matters are inadequate or, on the other hand, have a negative response to such policies as a result of anti-sustainability sentiment. Customers and other stakeholders may also make similar determinations.
Although we have not yet experienced material difficulties in these areas, if we are unable to satisfy any sustainability-related expectations of certain stakeholders, we may suffer reputational harm, which may cause the market price of our common shares to decrease, difficulty in accessing the capital or insurance markets or interference with our business operations and ability to make capital expenditures. Simultaneously, some stakeholders and policymakers are looking to reduce consideration of sustainability factors, which could impact the degree to which customers purchase less carbon-intensive products. Navigating these competing interests is complex, and failure to successfully do so may adversely impact our business. Any of the above risks may also impact our customers or suppliers, which could augment existing or result in different risks, including risks that may not yet be known to us.
Although under the current administration, there may be increasing levels of regulation, disclosure-related and otherwise, with respect to sustainability matters internationally and at the state level. For example, policymakers such as the European Union have adopted, and other policymakers such as the State of New York are considering adopting, requirements for significant additional disclosures of climate- or other sustainability-related information. For instance, the European Commission has established the Corporate Sustainability Reporting Directive, which will require in-scope companies to report on a number of sustainability topics in accordance with the European Sustainability Reporting Standards. We may be considered an in-scope company if we are no longer a subsidiary of Titan Group and may then be subject to such reporting requirements. Our current programs, reporting frameworks and principles may not be in compliance with any new environmental and social laws and regulations, or novel interpretations of existing laws and regulations, that may be promulgated in the United States and elsewhere. Such regulation may therefore require us to incur substantial costs or otherwise make changes for compliance, and any noncompliance may result in investigations, fines, termination of contracts or other adverse impacts.
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

__________________________________________________________________________________________________________

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
We require various approvals, licenses, permits and certificates from the relevant national and/or regional governments or authorities in the markets in which we operate, in particular in connection with operating our limestone quarries. Many such permits are long-term, ranging from 10 to 15 years, and are automatically renewed five years before their expiration. We and our customers are subject to extensive governmental regulation on matters such as approvals, licenses, permits and certificates requirements; plant and wildlife protection; wetlands protection; waste management; reclamation and restoration activities at mining properties after mining is completed; the discharge of materials into the environment; and the effects that mining has on groundwater quality and availability. For example, the implementation of the 2024 NAAQS for fine particulate (PM2.5) would authorize local permit authorities to increase regulation on PM2.5 emissions. However, in March 2025, the current administration announced a reconsideration of the PM2.5 NAAQS. To the extent that future administrations restore these standards, such implementation could encourage more source testing and air sampling from our sources and in our communities, respectively. These air pollution studies may result in new requirements of our sites including new or modified mitigation equipment or ambient monitoring equipment.
We cannot provide assurance or guarantee that we will not encounter problems in obtaining new or renewing existing licenses, permits and certificates required in the conduct of our businesses, or provide assurance that we will continue to satisfy the conditions to which such licenses, permits and certificates are granted. There can be no assurance that future approvals, licenses and permits will be grated or that we will be able to maintain and renew the approvals, licenses and permits we currently hold. There may also be delays on the part of regulatory and administrative bodies in reviewing applications and granting approvals, which could result in delays or increased costs to our operations. Compliance with these regulatory requirements is expensive and significantly lengthens the time needed to develop a project. The denial of an approval, license, permit or certificate that is essential to our operations or the imposition of conditions with which it is not practicable or feasible to comply could impair or prevent our ability to operate, develop or expand a project.
In addition to the risks of actual releases, public opposition to environmental permits presents a significant risk to the business. Public opposition to environmental permits reflects our case-by-case engagements and the permit preparations by the regulatory authority. NAAQS implementation is a regulatory process performed under public review. Public disclosure of air pollution studies also carries potential reputational risk. Public opposition has the potential to overwhelm viability of a capital project and lead to canceling improvements or expansions of operations.
If we fail to obtain or maintain the necessary permits, licenses and certificates required for the conduct of our business, we may be required to incur substantial costs, which could have a material adverse effect on our business, financial position and results of operations. Additionally, failure to comply with such approvals, licenses, permits and certificates could result in enforcement action and have a material adverse effect on our business, financial position and results of operations. Furthermore, compliance with environmental permitting and approval requirements may be costly and time consuming and could result in delays or other adverse impacts on planned projects, our results of operations and cash flow.
The use of our products, including cement and supplementary cementitious materials, aggregates, ready-mix concrete, concrete block and other ancillary products, is often affected by various laws and regulations in the markets in which we operate, any of which may have a material adverse effect on us.
The use of many of our products, which include cementitious materials, aggregates, ready-mix concrete, concrete block and other ancillary products, is subject to approvals by municipalities, state departments of transportation, engineers and developers as they are used in construction projects and thus subject to construction laws and performance specifications. These approvals and

__________________________________________________________________________________________________________

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
If further tariffs or other restrictions are placed on foreign imports by the United States or any related countermeasures are taken by impacted foreign countries, it could have a material adverse effect on our business, financial position, results of operations and cash flows. We may not be able to pass any resulting price increase on to our customers, and even if we are able to pass along such price increases, we may face decreased demand for our products and we may lose customers. Additionally, future federal or state infrastructure projects may include a “Buy American” provision to restrict a percentage of materials sourced from outside the United States (not excluding cement), which could have a material adverse effect on our business, financial position, results of operations and cash flows. Conversely, if significant tariffs or other restrictions are removed on foreign imports by the United States, we may be forced to lower the prices we charge our customers for our products in order to remain competitive in our markets, which could also have a material adverse effect on our business, financial position, results of operations and cash flows.
It remains unclear what additional actions, if any, will be taken by the United States or other governments with respect to international trade agreements, the imposition or removal of tariffs on goods imported into the United States, the creation or removal of barriers to trade, tax policy related to international commerce, or other trade matters. The current tariffs, trade restrictions and retaliatory tariffs, along with any additional tariffs and restrictions that may be implemented by the United States or other countries in the future, may result in further increased prices, decreased available supply of steel and other materials used in our business and worsened economic conditions affecting the market for our products and services more broadly. As a result, our business, financial position, results of operations and cash flows may be materially and adversely affected.
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

__________________________________________________________________________________________________________

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
While there is a public trading market for our common shares, we cannot assure you that one will be sustained. If a market is not sustained, it may be difficult for you to sell your common shares. As the majority of our shares are controlled by Titan SA, there can be no assurance that any of our existing shareholders will sell any or all of their common shares, which may result in a lack of supply of, or demand for, our common shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of the common shares in the secondary market, the transparency and availability of trading prices, the liquidity of the

__________________________________________________________________________________________________________

common shares and the extent of regulation applicable to us. We cannot predict the prices at which our common shares will trade. It is possible that, in future quarters, our results of operations may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our common shares may decline.
Future sales or distributions of our common shares by Titan SA could depress the market price of our common shares.
Titan SA may sell all or a portion of its remaining shares of our common shares or distribute those shares to its shareholders. Additional sales by Titan SA in the public market or distributions to its shareholders of substantial amounts of our common shares could depress the market price of our common shares.
The rights provided to our shareholders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.
We are a Belgian company with limited liability (société anonyme/naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the Belgian Code on Companies and Associations. From a Belgian corporate law point of view, we do not qualify as a listed company (société cotée/genoteerde vennootschap) because none of our securities are listed on any regulated market in the European Economic Area. The Belgian corporate law provisions that are applicable to Belgian companies listed on a regulated market in the European Economic Area do therefore not apply to us. We are not subject to most of the disclosure obligations applicable to Belgian companies listed on a regulated market in the European Economic Area. Furthermore, Belgian law provisions on mandatory public takeover bids that are applicable to Belgian companies listed on a regulated market in the European Economic Area do not apply to us. Therefore, under Belgian law, no mandatory takeover bid can be imposed on a person acquiring a significant or even controlling stake of our shares and thus the shareholders may not be granted the opportunity to sell their shares at a premium (which is typically offered in the framework of a takeover bid) in the event our parent, Titan SA, would sell its shares to a third party. As a result, shareholders of our Company may not enjoy certain of the rights and protection generally afforded to shareholders of a Belgian company listed on a regulated market in the European Economic Area.
Also, the rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions.
In the performance of its duties, our board of directors is required by the Belgian Code on Companies and Associations to consider the corporate interest of our Company, which requires our board to act not only in the financial interest of the shareholders, but also to take into account of the consequences of their actions on our employees and other stakeholders, in all cases with due observation of the principles of reasonableness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. See “Description of Share Capital—Articles of Association and Other Share Information” as included in our Registration Statement on Form F-1 (File No. 333-284251) (“Registration Statement”).
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
We report under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to domestic U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while domestic U.S. issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making

__________________________________________________________________________________________________________

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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on domestic U.S. issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would be required to report under U.S. GAAP, which could alter our results of operations or depict different trends of results of operations. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.
We are a “controlled company” within the meaning of the rules of the NYSE and, as a result, qualify for, and partially rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.
A “controlled company” under the NYSE corporate governance requirements is a company of which more than 50% of the voting power is held by an individual, group or another company. Titan SA controls a majority of the voting power of our outstanding common shares, making us a “controlled company” within the meaning of the NYSE corporate governance requirements. Because we qualify as a “controlled company,” we are not required to have a majority of our non-executive directors be independent, nor are we required to have an independent compensation committee or an independent nominating function. A majority of our directors are independent; however, in light of our status as a “controlled company,” our nominating and compensation committee will not be independent. Our status as a “controlled company” could make our common shares less attractive to some investors or otherwise harm the price of our common shares.
Titan SA controls a majority of the voting power of our common shares, which will prevent you and other shareholders from influencing significant decisions.
Titan SA controls (directly or indirectly) 87% of our aggregate voting power. For so long as Titan SA continues to control a majority of the voting power, it will generally be able to significantly influence the outcome of all corporate actions requiring approval at a general meeting.
So long as Titan SA continues to control a majority of the voting power of our shares, it will be able to influence the composition of our board of directors and thereby influence our policies and operations, including the appointment of management, future issuances of shares or other securities, the payment of dividends, if any, on shares, the borrowing or modification of debt by us,

__________________________________________________________________________________________________________

amendments to our articles of association and the entering into extraordinary transactions, and its interests may not in all cases be aligned with our other shareholders’ interests. In addition, Titan SA may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment or improve its financial condition, even though such transactions might involve risks to our other shareholders. For example, Titan SA could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets.
In addition, Titan SA will be able to cause or prevent a change of control of our Company and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive our other shareholders of an opportunity to receive a premium for their common shares as part of a sale of our Company and ultimately may affect the market price of our common shares.
As a result, Titan SA and its affiliates’ interests may not be the same as, or may conflict with, the interests of our other shareholders or our interests. Investors will not be able to affect the outcome of a shareholder vote while Titan SA controls the majority of the voting power in the general meeting. Because Titan SA’s interests may differ from those of our other shareholders, actions that Titan SA takes with respect to us, as our controlling shareholder, may not be favorable to us or to our other shareholders.
We have identified material weaknesses in our internal control over financial reporting. If we are unable to maintain effective internal controls, the accuracy and timeliness of our financial reporting may be adversely affected, which could cause the market price of our common shares to decline, lessen investor confidence and harm our business.
As a public company, we are subject to significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. In addition, we are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This Annual Report includes a report of management’s assessment regarding internal control over financial reporting.
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
During 2025, our management has been executing on and remains committed to implementing measures designed to ensure that the control deficiencies contributing to the ongoing material weaknesses are remediated. We have prepared a remediation plan designed to remediate each of the identified material weaknesses and are training process owners and developing and implementing new policies and processes; however the material weaknesses will not be considered remediated until the action items arising out of the plan have been implemented and the new controls and procedures have been operating effectively for a sufficient period of time. While we will continue to work to remediate the material weaknesses as quickly and efficiently as possible, we cannot at this time provide an expected timeline in connection with any remediation plan. These remediation measures may be time-consuming and costly, and might place significant demands on our financial and operational resources.
A description of the material weaknesses identified and our remediation efforts is included under “Item 15(b). Management’s Annual Report on Internal Control over Financial Reporting .”
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

__________________________________________________________________________________________________________

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
As a public reporting company, we are subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to put in place appropriate and effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner, which may adversely affect investor confidence in us and, as a result, the value of our common shares.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting and also, as a public company, is responsible for evaluating and reporting on our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”). As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal control over financial reporting. During the preparation of our financial statements included elsewhere in this document, we identified material weaknesses in our internal control over financial reporting.
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
As a foreign private issuer listed on the NYSE, we incur legal, accounting and other expenses. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements and other applicable securities rules and regulations, as well as the U.S. Foreign Corrupt Practices Act. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time consuming or costly and increases demand on our systems and resources. The Exchange Act requires that, as a public company, we file or furnish annual and certain other reports with respect to our business, financial condition and results of operations. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or make it more difficult or expensive for us to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Effective internal controls, together with adequate disclosure controls and procedures, are designed to prevent or detect material misstatement due to fraud or error and to provide reasonable assurance as to the reliability of financial reporting. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act to include a report of management’s assessment on our internal control over financial reporting and compliance with Section 404 of the Sarbanes-Oxley Act will significantly increase our compliance costs and management’s attention may be diverted from other business concerns, which could adversely affect our financial performance. We may need to hire more team members in the future or engage outside consultants to comply with these requirements,

__________________________________________________________________________________________________________

which would further increase expenses. If we fail to comply with the applicable requirements of the Sarbanes-Oxley Act in the required timeframe, we may be subject to sanctions, investigations or other enforcement actions by regulatory authorities, including the SEC. Our independent registered public accounting firm was not required to perform and did not perform an evaluation of our internal control over financial reporting as of December 31, 2025, in accordance with the provisions of the Sarbanes-Oxley Act.
Although we may pay dividends or return an issue premium to holders of our common shares under Belgian law, our ability to do so is subject to the discretion of our board of directors and shareholders.
We currently intend to distribute dividends or return an issue premium, as applicable, to our shareholders on a pro-rata basis. Although we intend to pay dividends or return an issue premium, as applicable, pursuant to this policy, our common shares will have no contractual or other legal right to dividends. Any recommendation by our board of directors to the general shareholders’ meeting to declare and pay dividends and any decision by our board of directors to declare and pay interim dividends in the future will be made at its discretion and will depend on, among other things, our results of operations, financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our current and future debt agreements, industry practice, legal requirements (including those noted below under Belgian law), cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may continue to be, limited by covenants of our current and future indebtedness, and on our ongoing ability to generate cash from operations and access to the capital markets. Accordingly, we may not declare or make, or may have to reduce or eliminate, payments of any dividends. As a result, investors may not receive future dividends and the market price of our common shares may be adversely affected. See “Dividend Policy.”
Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our statutory non-consolidated Belgian GAAP (as defined below) financial statements. In addition, in accordance with Belgian law and our articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our statutory non-consolidated accounts (prepared in accordance with accounting principles generally accepted in Belgium (“Belgian GAAP”)) to a legal reserve until the reserve equals 10% of our share capital. Since 2024, there were no annual net profits under our statutory non-consolidated accounts that would require a reserve.
Any dividends will generally be subject to Belgian withholding tax. See “Material Belgian Federal Income Tax Considerations” for a more detailed description of Belgian taxes which may be imposed on dividends.
In addition, after the contribution of 100% of the equity of Titan Cement Atlantic Single Member Industrial and Commercial S.A. to Titan America (the “Contribution”) and the IPO, we have recorded sufficient issue premium that allows us to retain the possibility of carrying out a consistent distribution policy, through the return (or part thereof) of the issue premium per common share (which can be decided upon by our general meeting subject to a simple majority). Any recommendation by our board of directors to the general shareholders’ meeting to return the issue premium (or part thereof), is contingent on the factors as set out above. The tax treatment of the return of such issue premium is set out in our Registration Statement.
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

__________________________________________________________________________________________________________

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
In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments under the

__________________________________________________________________________________________________________

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
The Organisation for Economic Cooperation and Development (the “OECD”) is conducting a project focused on base erosion and profit shifting in international structures, which seeks to establish certain international standards for taxing the worldwide income of multinational companies. In addition, the OECD is working on a “BEPS 2.0” initiative, which is aimed at (i) shifting taxing rights to the jurisdiction of the consumer and (ii) ensuring all companies pay a global minimum tax. In December 2022, the member states of the European Union unanimously voted to adopt the OECD’s minimum tax rules and phase them into national law, and in February 2023 the OECD released technical guidance on the global minimum tax which was agreed by consensus of the BEPS 2.0 Pillar Two signatory jurisdictions. Under the European Union’s minimum tax directive (the “EU Directive 2022/2523”), member states are to adopt domestic legislation implementing the minimum tax rules effective for periods beginning on or after December 31, 2023, with the “under-taxed profit rule” to take effect for periods beginning on or after December 31, 2024. Belgium and other countries where Titan Group is active, have adopted the BEPS 2.0 rules and as a result, these rules will impact Titan Group going forward. As a result of these developments, the tax laws relevant to our operations and cashflow could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our business, cash flows,

__________________________________________________________________________________________________________

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

__________________________________________________________________________________________________________

 Item 4. Information on the Company
A. History and Development of the Company
Titan America SA was incorporated in Belgium on July 17, 2024 and is a limited liability company (société anonyme/naamloze vennootschap) under Belgian law. We are registered with the Register of Legal Entities (registre des personnes morales/rechtspersonenregister) of Brussels (French-speaking division) and are registered with the Crossroads Bank for Enterprises (Banque-Carrefour des Entreprises/Kruispuntbank van Ondernemingen) under number 1011.751.174.
We are majority owned by Titan SA, the parent company of the Titan group of companies. Established in 1902 in Greece, Titan SA is a multinational cement and building materials producer with cement production facilities in ten countries, serving customers in more than 25 countries globally. As of the date of this Annual Report, Titan SA beneficially owns approximately 87% of our common shares. We are a “controlled company” under corporate governance standards and to take advantage of certain corporate governance exceptions related thereto.
In 2023, we completed a $73 million investment at our terminal at Port Tampa Bay, Florida (our “Port Tampa Bay Terminal”) and our terminal at Norfolk, Virginia (our “Norfolk Terminal”), constructing new domes, adding multi-product storage capacity of approximately 70,000 tons each, as well as on other repairs and refurbishments.
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
On March 11, 2025, the underwriters exercised a portion of their overallotment option and purchased 580,756 additional existing shares from Titan SA (the selling shareholder). The Company did not receive any additional proceeds from the sale of these shares. As of the date of this Annual Report, the Company has a total of 184,362,465 common shares issued and outstanding.
Our registered office is located at Place Sainte-Gudule 14, 1000 Brussels, Belgium and our telephone number is +32 2 726 80 58. Our website is www.titanamerica.com. Our agent for service of process in the United States is John Christy, 5700 Lake Wright Drive, Suite 300, Norfolk, Virginia 23502.

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
Principal Capital Investments
In the fiscal years ended December 31, 2023, 2024 and 2025, our net capital expenditures were $118.6 million, $137.3 million and $163.3 million, respectively. The funding requirements of such various capital expenditures were financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.
We prioritize growth and productivity initiatives, and our investments focus on enhancing logistics capabilities, expanding cement and aggregate production, and strengthening our downstream product lines. Simultaneously, we invest in maintenance activities to support cement and quarry production, as well as the enhancement of storage facilities across our network.

B. Business Overview
Titan America is a leading vertically integrated, multi-regional manufacturer and supplier of heavy building materials and services operating primarily in Florida, the New York and New Jersey Metropolitan area (“Metro New York”), Virginia, North Carolina and South Carolina (Virginia and the Carolinas, together with Metro New York and their adjacent areas, the “Mid-Atlantic”). We are a leading provider of materials that contribute to lower carbon emissions than traditional building materials and/or beneficial

__________________________________________________________________________________________________________

reuse of waste materials. We serve markets that benefit from population growth, economic growth and technology and innovation trends that are among the strongest in the United States.
We operate and maintain two cement plants, three multi-product marine import terminals, seven active mine locations, 82 ready-mix locations with 96 batch plants, eight concrete block locations with 13 production lines, seven fly ash plants and 22 distribution hubs that can handle various combinations of our products.
Due to the regional nature of our business, we report our operating results in two reportable segments: Florida and Mid-Atlantic. We run our operations nimbly allowing us to pivot resources to markets we support with the greatest demand based on market conditions.
Florida Reportable Segment
Our Florida reportable segment consists of our cement, aggregates, ready-mix concrete, concrete block and fly ash operations in the state of Florida. We currently operate one cement plant, three mines, 41 ready-mix locations with 48 batch plants, eight concrete block locations with 13 production lines, two fly ash facilities and one multi-product marine import terminal along with related logistics infrastructure.
For fiscal year ended December 31, 2025, 2024 and 2023, our Florida reportable segment revenue by product type, internal trading activity, and segment external revenue were as follows:

($ in thousands)	2025	2024	2023
Revenue by product type
Cement	$414,519	$422,889	$423,137
Aggregates	195,698	157,459	137,986
Ready-mix concrete	469,676	465,023	448,359
Concrete block	147,655	153,474	140,128
Fly ash	22,270	19,508	16,349
Other goods and services	5,234	15,762	20,126
Revenue (including internal trading)	$1,255,052	$1,234,115	1,186,085
Less: Internal trading activity	(230,637)	(236,540)	(216,153)
Segment External Revenue	$1,024,415	$997,575	$969,932
Cement Operations
Our Florida reportable segment operates our Pennsuco plant in Medley, Florida, which is the largest cement plant in the State of Florida by capacity, according to the 2024 North American Cement Directory (SEMCO Publishing, 2024). Our Pennsuco plant currently has a cement production capacity of 2.4 million tons, which, through ongoing focused and strategic investments, we expect will increase to over 2.9 million tons by 2030. 100% of our Pennsuco facility’s production contains a minimum 10% lower CO2 emissions than standard use ordinary Portland cement (“Lower-Carbon Cement”).
Our Pennsuco plant has a cement storage capacity of approximately 72,000 tons across 12 silos. Additionally, the plant offers approximately 67,350 tons of clinker storage capacity. Ongoing investments that are planned for completion in fiscal year 2026 are expected to add 30,000 tons of clinker storage capacity. Our logistics capabilities are underpinned by high-capacity rail lines with a direct connection to the Florida East Coast (“FEC”) Railway and truck loadout capacity with four loadout bays operating 24 hours, seven days a week. An on-site packaging facility at Pennsuco supports our position as the number one producer and marketer of packaged masonry and stucco cement in Florida according to USGS data and our production of packaged masonry and stucco cement in Florida.
We invested $14 million in an alternative fuel processing facility at Pennsuco that can produce a consistent heat value fuel for its kiln by processing and blending commercial and industrial waste. We have secured multi-year contracts to supply feedstock streams. This alternative fuel facility was commissioned in late 2019. The facility has opened the options for various fuel streams to be used in the Pennsuco plant (both commercial and industrial waste). Based on performance of the facility, and the capabilities of the

__________________________________________________________________________________________________________

kiln, we have invested further into a second feeding line to increase the total consumption capability of alternative fuels of up to 60%. The later investment of $6.5 million is entering its last phase, with a total spending of $2.5 million in 2025, and is expected to be completed by mid 2026. The Pennsuco plant has the proper infrastructure and is permitted to receive, process and utilize several different conventional fuels and alternative fuels.

Our investment in rail-served cement capacity has resulted in two additional terminals in Edgewater and Jacksonville, Florida, allowing for cost-effective transportation and distribution of our products throughout the east coast of Florida.
To efficiently and effectively provide cement products to the Gulf Coast and central regions of Florida, we have invested in building out intermodal logistics capabilities at our Port Tampa Bay Terminal. The import facility includes silos and a dome with approximately 70,000 tons of capacity that was commissioned in July 2023. These improvements allow us the capability to handle multiple products with a total storage capacity of approximately 120,000 tons of cement and cementitious materials.
Our Port Tampa Bay Terminal can receive 75,000-ton vessels, providing cost effective import capabilities into the Florida market where barriers to entry are high and opportunities for import terminals within the state are few. 100% of the grey cement imported to our Port Tampa Bay Terminal is Lower-Carbon Cement. Our Port Tampa Bay Terminal’s strategic location in Tampa, rail capabilities and multi-product capabilities, including IL and SCMs, allow us to effectively service the entire peninsula of Florida. Our Port Tampa Bay Terminal includes three truck loadouts and a rail loadout on the CSX rail line. Our Port Tampa Bay Terminal has also averaged over 750,000 tons of imported cement annually over the last three years, with an ability to manage approximately 2.5 million tons of cement annually.
Aggregates
Our aggregate operations include three mining locations with eight rail terminals as of December 31, 2025. Our Pennsuco aggregate operation is one of the largest quarries in Florida and is adjacent to our Pennsuco cement plant. Situated on the FEC rail line allows us to supply Pennsuco aggregate from Miami-Dade County all the way to Jacksonville utilizing our network of terminals. The hard limestone rock requires drilling and blasting before excavation. Our three large mining draglines provide significant excavation capacity.
Our cement and aggregate plants are connected to our mining operations with an overland conveyor system to reduce haul distance and minimize the need for mobile equipment. The processing plant receives run-of-mine aggregates and produces both finished and fractionated products for blending rail shipments or special orders. The aggregate loadout includes truck and rail loading with a rail-loading capacity of 97 railcars per day and the ability to store more than 200 railcars on site. The Pennsuco rail yard is served by the FEC Railway, providing access to the network of terminals and aggregate distribution yards along the FEC Railway.
We are also permitted and able to import, store and ship over 700,000 tons of aggregates per year at our Port Tampa Bay Terminal.

Ready-Mix Concrete
The Florida ready-mix business includes 48 batching units at 41 locations servicing the entire peninsula of Florida, capable of handling multiple cements and SCMs and producing a broad array of high-performing concrete mixes suitable for complex construction applications. Additional investment is underway to include additional batching units with the goal of expanding our footprint.
We also provide our customers with portable ready-mix plant capabilities for large projects requiring high-volume and flexible delivery. Additionally, we support our customers in adopting and integrating new products developed us through our innovation and product quality function, as well as optimizing their mix designs and production processes.
Our ready-mix business is fully back-integrated, with access to a strategically-located and reliable supply of primary raw materials, mainly cement and aggregate needed for concrete production.

__________________________________________________________________________________________________________

Concrete Block
Our concrete block business includes both retail and business-to-business channels. The 13 flexible production units are strategically located throughout our markets to support over 200 retail home improvement stores and key masonry contractors. We believe the Pennsuco facility, with four production units, is one of the largest single-block plants in Florida by production capacity as of December 31, 2025, capable of producing over 20 million concrete blocks annually. Each location produces both standard and specialty concrete block, maintaining a mix of products in stock to reduce transportation costs and customer response time. The manufacturing process involves utilizing our nearest distribution locations for aggregates and cement. Additional growth investments include two new production facilities currently under development.
Fly Ash
We utilize fly ash in our cement and ready-mix manufacturing, which is partly supplied from two processing plants operated by Separation Technologies (“ST”) (TECO and Crystal River). Our TECO facility has access to ST Equipment and Technology’s (“STET”) proprietary electrostatic technology and ammonia removal technology. These systems serve to assure concrete-grade fly ash quality regardless of the quality generated from the power plant. Additionally, the TECO facility has 30,000 tons of feed storage and 20,000 tons of final product storage capacity to partially mitigate some of the vagaries in ash generation by the power plant. Our Crystal River ash source attains product specification without processing and is interchangeable with ash sourced from the TECO facility.
We also import fly ash through the Port Tampa Bay facility to supply external customers and internal needs.
Mid-Atlantic Reportable Segment
Our Mid-Atlantic reportable segment consists of our cement, aggregates, ready-mix concrete and fly ash operations throughout the Mid-Atlantic region, most concentrated in Virginia, North Carolina, South Carolina, New York and New Jersey, and capable of serving surrounding states such as Maryland, West Virginia, Kentucky, Tennessee, Pennsylvania, Ohio and Indiana with fly ash. We currently operate one cement plant, four mines, two multi-product marine import terminals, 41 ready-mix locations with 48 batch plants, five fly ash plants, and related logistics infrastructure and rail terminals.
For fiscal year ended December 31, 2025, 2024 and 2023, our Mid-Atlantic reportable segment revenue by product type, internal trading activity and segment external revenue were as follows:

($ in thousands)	2025	2024	2023
Revenue by product type
Cement	$391,567	$405,103	$411,558
Aggregates	13,070	14,305	15,053
Ready-mix concrete	280,928	270,478	245,931
Fly ash	22,197	16,533	13,945
Revenue (including internal trading)	$707,762	$706,419	$686,487
Less: Internal trading activity	(67,989)	(71,473)	(66,804)
Segment External Revenue	$639,773	$634,946	$619,683
Cement Operations
Our Mid-Atlantic reportable segment operates the only cement plant in the Commonwealth of Virginia, our Roanoke Plant. Our Roanoke Plant’s current cement production capacity is 1.5 million tons, and investment is underway with the goal of increasing production capacity to 1.8 million tons by 2030.
Our Roanoke Plant maintains high-capacity rail and truck loadout capabilities, with a maximum storage capacity of over 90,000 tons dedicated to cement with silos directly or indirectly connected to the loadout bays and the packaging operation. Over the last four years, we invested over $6.0 million to refurbish and restore most of the cement silos in our Roanoke Plant and increase the

__________________________________________________________________________________________________________

rate of transfer from cement silos to loading bays. In addition, our Roanoke Plant has dedicated clinker storage with a total capacity of 50,000 tons.
The Mid-Atlantic cement operations also include the Norfolk Terminal, with 28,000 tons of silo storage and a dome with approximately 70,000 tons of capacity that was commissioned in December 2023. Together, these improvements allow us to handle multiple products with a total storage capacity of nearly 100,000 tons of cement and cementitious materials. Our Norfolk Terminal can receive 55,000-ton vessels and also includes two truck loadouts, a rail loadout and a hybrid truck/rail loadout capable of shipping on either the CSX or on the Norfolk Southern rail lines. Our Norfolk Terminal averaged over 450,000 tons of cement imports annually over the last three years, with an ability to manage approximately 1.9 million tons of cement annually.
The Roanoke Plant’s location also makes it the closest cement plant to key markets in North Carolina. We believe that our proximity to key, growing markets combined with our extensive intermodal logistics capabilities positions us to effectively serve our markets and customers in Virginia, Tennessee, West Virginia, North Carolina and South Carolina.
Our Mid-Atlantic cement operation also operates our Essex Terminal, with a storage capacity of 65,000 tons. Our Essex Terminal can receive and unload 55,000-ton vessels and distribute product with three high-capacity automated truck loadouts. Our Essex Terminal averaged over 750,000 tons of cement imports annually over the last three years, effectively serving Metro New York.
Aggregates
We operate four aggregate facilities under the name of Titan Mid-Atlantic Aggregates LLC, strategically located to support our vertical integration model. Our operation in New Castle, Virginia supplies critical minerals to the Roanoke Plant for the manufacture of clinker which assures long-term, secure sourcing and supplies concrete grade masonry and asphalt sand to external ready-mix concrete, fiber board siding and asphalt paving customers. Our Mid-Atlantic aggregates business also includes operations in Sussex County, Branchville and Stuarts Draft, Virginia. These facilities self-supply into our internal ready-mix concrete business providing supply security. All of our aggregate facilities produce concrete, asphalt, and masonry sands as well as critical minerals with vertically integrated downstream channels to market through cement and ready-mix.
Ready-Mix Concrete
Our concrete products business in Mid-Atlantic consists of 48 ready-mix batch plants across 41 sites, with 24 plants in Virginia and 24 plants in the Carolinas, each capable of handling multiple cements and SCMs and producing a broad array of high-performing concrete mixes suitable for any type of complex construction application. Our Mid-Atlantic ready-mix plant portfolio includes portable ready-mix plant capabilities for large infrastructure projects that require high-volume dedicated and flexible delivery as well as rapid entry into new locations.
Fly Ash
Our Mid-Atlantic fly ash business consists of a large network of fly ash sources in the Mid-Atlantic region, located in Baltimore, Maryland and York Haven, Pennsylvania (both with proprietary electrostatic separation processing systems and a combined 87,000 tons of product storage), Maidsville, West Virginia, Brilliant, Ohio and Madison, Indiana. These sources provide fly ash that has either been processed using a proprietary technology or meets required ASTM specifications without processing supplying material for both internal use by our concrete businesses as well as direct sales to customers.
Key Recent Investments and Initiatives
Our recent investments as described above seek to capitalize on dynamic growth themes in the U.S. economy, including circular economy, resilient urbanization, infrastructure modernization, refurbishment and renovation, new construction technologies, high-performance products and decarbonization. We believe these initiatives contribute to and will act as significant drivers of growth.
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

__________________________________________________________________________________________________________

Resilient Urbanization
We contribute to resilient urbanization by developing products and solutions designed for urban environments facing the effects of climate change. The inherent strength and durability of concrete construction enable communities to mitigate damage and recover faster from extreme weather. As more communities invest in infrastructure to combat the effects of extreme weather and sea-level rise, concrete is expected to be a material of choice for critical infrastructure. Our high-durability products, including marine and underwater concrete, are designed to survive harsh conditions. Our products contribute to extended service life of critical infrastructure in even the harshest conditions in our markets, increasing the availability and reducing the need for maintenance and repairs.
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
Home Refurbishment and Renovation
We support the large and growing home refurbishment and renovation market with a variety of products that allow contractors and homeowners to refresh the exteriors of their existing buildings with high-quality and high-performance materials. We provide a variety of products tailored for the refurbishment and renovation market, including concrete block, stucco, and mortar offerings. Further, we are expanding our product line to include precast lintels and sills—key structural elements that enhance both the functionality and appearance of residential properties.
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
Decarbonization
We are actively pursuing decarbonization by leveraging new technologies and high-performance products. The direct CO2 emissions related to cement production originate primarily from the sintering of raw materials (primarily limestone) and the fuel combustion necessary to produce clinker, which is the main component of cement. We have been focusing on reducing the CO2 emissions related to clinker production by utilizing higher amounts of alternative fuels and natural gas in our kilns. In addition, we are

__________________________________________________________________________________________________________

actively pursuing government funds to explore and develop new sustainable technologies including indirect calcination to further reduce the CO2 emissions of our clinker.
We have developed new cement types requiring less carbon intensive inputs that perform equally or better than conventional cements, resulting in lower CO2 content of the final product. We have replaced over 95% of our Ordinary Portland Cement (“OPC”) with Lower-Carbon Cement, improving the CO2 emissions per ton of product by up to 10% compared to OPC. We are currently investing in the development of our Type IT cement (a ternary cement blend) that requires even less amount of clinker while delivering equal or better performance than Lower-Carbon Cement. Depending on the type of SCM used (such as fly ash, slag, calcined clay or natural pozzolans) the total reduction in clinker quantity can reach up to 50% compared to OPC cements, resulting in a significant reduction of the CO2 emissions per ton of product.
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
Cement manufacturing requires significant amounts of fuel to generate the right temperatures for the raw materials inside the kiln’s different physical and chemical transformations. Through investigating ways of reducing the use of fossil fuels, we developed our alternative fuels program, which takes different non-hazardous waste streams from a wide array of sources, industries and economic sectors and transforms them into fuel for our manufacturing facilities, reducing a portion of the need for fossil fuels and raw materials, while providing an environmentally and economically sound alternative to landfills and reducing our net emissions of GHGs.
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
We invested $14 million to build an alternative fuel processing and production facility at our Pennsuco plant, utilizing commercial and industrial waste streams to manufacture our alternative fuels. A further investment of $6.5 million for an additional feeding line is entering its last phase, and is anticipated to be completed by mid 2026. Pennsuco one of the few cement plants in Florida to have a solid waste processing permit, allowing for true, vertically-integrated alternative fuel production capabilities. Additionally, the Roanoke Plant can feed multiple solid alternative fuels with technical capabilities able to reach up to 30% thermal substitution rate, depending on the quality of the fuels.
Since 2019, our decarbonization efforts have led to an almost 20% reduction in CO2 emissions intensity, from 718 kg of net CO2/metric ton cementitious in 2019 to 587 kg/mt at the end of 2025. Net CO2 emissions exclude all CO2 generated from the combustion of alternative fuels since they are treated as carbon neutral. Utilization of alternative fuels results in indirect GHG (not only CO2) savings at landfills and incineration plants where these wastes may otherwise be disposed of. When such waste streams decompose at the landfills, more of the organic carbon will partially convert to methane which is 28 times more potent than CO2 for heat trapping. These savings can partly, fully or more than fully offset the direct CO2 emissions from waste combustion at the cement plant, so they are excluded in the reporting of the net CO2 emissions according to reporting guidelines adopted by the Global Cement Concrete Association in 2018.
Digital Transformation
We are also committed to digital transformation. We have adopted AI/ML technologies to increase plant reliability and capacity utilization, improve product quality, proactively manage operating and maintenance costs and improve energy efficiency.

__________________________________________________________________________________________________________

These initiatives place our cement plants in the top five most efficient in the U.S. cement industry out of companies participating in a 2024 ACA survey.
We created a Digital Center of Excellence in 2022, which has driven digital transformation across our entire supply chain and fostered continuous improvement and fine-tuning of existing industrial AI/ML solutions, as well as the development and implementation of similar solutions in our commercial and logistics activities. With our cement manufacturing plants fully end-to-end digitalized, we recently implemented a new-to-market dynamic logistics and decision support system based on real-time data analytics and optimization algorithms that improve customer service and reduce logistics costs. This sophisticated AI/ML application provides optimum planning and scheduling of product deliveries, taking into consideration disruptions related to weather and/or real-time traffic events. Our Digital Center of Excellence is also testing and exploring new technologies, including robotics, drones, autonomous vehicles, remote-operated mining equipment and other cutting-edge technology.
This digital transformation strategy allows us to connect our logistics network further downstream, helping us better serve our customers. A recently developed and deployed AI/ML solution that allows for real-time optimization of the logistics and distribution of our ready-mix concrete products and has shown positive results and productivity improvements for our Florida ready-mix business. It was deployed in the Mid-Atlantic business segment in 2025.
Our investments in state-of-the-art operations and process control systems have also resulted in the deployment of predictive maintenance systems, based on data analytics for equipment faults and process anomaly detection to improve the reliability of our operations and predictive quality analytics that improve product quality and consistency.
Separation Technologies and SCMs
Addressing the need for eco-friendly and green concrete alternatives to traditional cement, ST is a market leader in fly ash beneficiation and marketing, replacing certain inputs in the cement and concrete manufacturing processes with an industrial waste stream that would otherwise be landfilled, significantly improving the green attributes of our products.
ST uses a proprietary and proven fly ash beneficiation process that produces fly ash, an almost-zero CO2 specification grade SCM, that can be used as an additive in novel blended cements or as a partial replacement for cement in ready-mix concrete. Fly ash is the by-product of coal combustion for the generation of electricity from power plants. Since all of the CO2 emitted during the electricity generation is accounted for at the power plant, the fly ash produced does not result in any independent CO2 separate from the coal combustion. The technology uses an electrostatic process to remove any excess unburnt carbon in the fly ash, making it usable for concrete production. This process results in zero direct CO2 emissions because it does not involve any fuel combustion. However, in certain cases where power plants utilize ammonia for their environmental controls, the resulting fly ash requires further processing with a proprietary ammonia removal process also developed by ST. This process requires combustion of natural gas which emits low amounts of CO2; thus, the “almost-zero CO2” footprint of this material. Similarly, if the source of fly ash is from landfill and pond impoundments, it will require drying through combustion of fuels (usually natural gas) prior to electrostatic processing, which results in low amounts of CO2 emissions. Overall, when compared to cement, the resulting CO2 footprint of processed fly ash is significantly lower and helps improve the overall carbon footprint of concrete when used as a cement substitute.
Complementing the proprietary fly ash beneficiation technology are other processes ST has developed for the re-burn and reuse of unburned coal. Electrostatic separation of unburnt carbon from the processed fly ash results in the production of a higher-carbon content material trademarked as EcoTherm® . This material can be returned to the utility for reburn, substituting part of the coal used for electricity generation or used as an additive for clinker production, replacing a small portion of raw materials and fuel needed for this process. In addition to ST’s processed ash facilities, we have additional locations under contract with electric utilities for the sale and marketing of other lower carbon, concrete-grade fly ash in Florida, Maryland, Pennsylvania, Indiana, Ohio and West Virginia.
Additionally, the technology has been adapted to produce specification-grade SCM from fly ash that has been disposed of in landfill and pond impoundments. The deployment of this technology in the reclamation of ash landfills will be driven not only by those cement companies seeking to develop long-term reserves of SCMs to achieve their decarbonization goals, but also by electric utilities seeking to remediate these ash impoundments to comply with regulatory or stakeholder pressure. This push by electric utilities to remediate ash disposal impoundments is a growing trend driven by recently promulgated U.S. EPA coal combustion residual rules, state-level mandates and shareholder and non-governmental organization pressure.

__________________________________________________________________________________________________________

The development of projects using this proprietary technology with third parties is led by the STET business. Titan America LLC divested the STET business in a sale for cash to Titan Cement Netherlands B.V., a wholly-owned subsidiary of Titan SA, in January 2025. Prior to the divestiture, the intellectual property associated with the proprietary technology that resided within ST was transferred from ST to ST Equipment & Technology LLC. ST continues to operate fly ash processing plants and market fly ash and continues to pursue growth opportunities. Where either legacy operations or new growth opportunities are required, ST will enter into agreements with ST Equipment & Technology LLC (or successor) to license and use the proprietary technology and these agreements may include ST paying lump sum payments for the purchase of the proprietary equipment as well as ongoing fees for licensing and technical support.
Seasonality
The building materials we supply directly support the construction industry, which is seasonally affected in certain states, including those in our Mid-Atlantic business segment. Therefore, we generally record lower revenues and operating profits in our Mid-Atlantic reportable segment during the first and fourth quarters of each year when adverse weather conditions may be present in the northern parts of the territory. In contrast, sales and profitability are higher during the second and third quarters, as favorable weather conditions support construction activity. Consequently, any seasonal variability and adverse weather conditions, including prolonged rainy or cold weather or severe weather events, such as hurricanes, tornadoes, tropical storms and heavy snowfall, may negatively impact demand for our products and services.
The Carolinas and Florida are less seasonally affected, with the corresponding construction season being more balanced across the year, but are susceptible to the impacts of hurricanes. This can intermittently affect third and fourth-quarter sales depending on the hurricane season intensity.
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
We have maintained a stable and long-standing relationship with most of our key suppliers. As of December 31, 2025, our top 20% of suppliers by spend (each exceeding over $1 million) accounted for approximately one-third of our total supplier spending. We expect to continue maintaining a diverse base of suppliers and we do not anticipate a material change to our supplier concentration.
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
We reach out to these customers through a variety of different channels including through direct sales teams in each region that manage current customers in a geographic area and seek out prospective customers. Inside customer service and sales support teams manage the order taking process and work closely with the sales teams. We market our products for end use applications through a combination of direct and indirect methods including trade organizations. Business leads are derived from different publications as well as online platforms and subscription services. Credit review and management that supports the sales teams is within each business segments. We do not sell any products on an installment or consignment basis. Technical service teams support the sales teams and customers proactively to manage specifications, project requirements, and any trouble shooting that may arise as part of our full service solution provider approach.
Intellectual Property
Our intellectual property and proprietary rights are valuable assets that are important to our business. In our efforts to safeguard our copyrights, trade secrets, trademarks and other intellectual property rights worldwide, we rely on a combination of federal, state, common law and international rights in the jurisdictions in which we operate.
We have been issued trademark registrations providing protection for our family of brands as they relate to our various product lines, as well as patents, including an invention which meters waters in concrete production.
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
Additionally, our operations require numerous governmental environmental, mining and/or other approvals and permits. Environmental operating permits are subject to modification, renewal and revocation and can require us to make capital, maintenance and operational expenditures to comply with the applicable requirements. We operate our facilities subject to permits and licenses governing, among other things, the discharge of pollutants into air and water and the generation, transportation and disposal of solid waste and hazardous substances, obtained from federal, state and local authorities in the jurisdictions where such facilities are located. For example, our Roanoke Plant operates under various permits issued by the USACE, the Commonwealth of Virginia, and Botetourt

__________________________________________________________________________________________________________

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
North Carolina
Castle Hayne
South Carolina

__________________________________________________________________________________________________________

Annual Production
ANNUAL PRODUCTION FOR THE PAST THREE YEARS
(tons per year)

Product	2025	2024	2023
Limestone
Pennsuco	11,074,823	10,654,920	9,543,088
Roanoke	1,548,831	1,619,184	1,521,050
Castle Sands	—	—	—
Heard Sand	—	—	—
Branchville Sand	—	—	—
Center Sand Mine	—	—	—
Corkscrew Mine	1,221,826	923,558	399,299
Castle Hayne	352,188	652,256	326,002

Total	14,197,668	13,849,918	11,789,439
Dolostone
Pennsuco	—	—	—
Roanoke	18,845	95,936	42,615
Castle Sands	—	—	—
Heard Sand	—	—	—
Branchville Sand	—	—	—
Center Sand Mine	—	—	—
Corkscrew Mine	—	—	—
Castle Hayne	—	—	—

Total	18,845	95,936	42,615
Shale
Pennsuco	—	—	—
Roanoke	383,023	423,504	403,723
Castle Sands	—	—	—
Heard Sand	—	—	—
Branchville Sand	—	—	—
Center Sand Mine	—	—	—
Corkscrew Mine	—	—	—
Castle Hayne	—	—	—
Total	383,023	423,504	403,723
Natural Sand
Pennsuco	—	—	—
Roanoke	—	—	—
Castle Sands	213,048	219,887	331,860
Heard Sand	15,317	368,058	477,827
Branchville Sand	368,766	400,422	286,450
Center Sand Mine	208,084	316,303	319,057
Corkscrew Mine	—	—	—
Castle Hayne	—	—	—
Total	805,215	1,304,670	1,415,194
Other
Pennsuco	—	—	—
Roanoke	—	11,874	46,038
Castle Sands	—	—	—
Heard Sand	—	—	—
Branchville Sand	—	—	—
Center Sand Mine	—	—	—
Corkscrew Mine	—	—	—
Castle Hayne	—	—	—
Total	—	11,874	46,038

__________________________________________________________________________________________________________

We acquired DM Conner on October 20, 2024, from D.M. Conner, Inc. DM Conner has historically produced an immaterial amount of sand and gravel and we are now developing the site. Historical production at the DM Conner site for the periods prior to 2025 was not produced by us, and DM Conner’s production is not included in the historical annual production of this Annual Report for such periods.
Surface open pit mining methods are utilized at all of our quarry locations. We own our Pennsuco, Roanoke, Castle Hayne and DM Conner mining properties and lease our Castle Sands, Branchville Sand, Center Sand, Corkscrew Mine and mining properties. We own a portion of the Heard Sands property and lease the remaining portion. We operate all of our mining properties except for Castle Hayne, which is currently operated by Martin Marietta Materials, Inc. Our reserves and resources are on properties that are permitted, or are expected to be permitted, for mining under current regulatory requirements.
Although we are actively mining aggregates at almost all of our properties, we have reported Reserves only for the material properties, Pennsuco and Roanoke, as no Resources or Reserves have been estimated by a Qualified Person for our other properties. Therefore, in accordance with Regulation S-K Subpart 1300, Pennsuco and Roanoke properties are on “production stage” and the other properties are deemed to be at “exploration stage.” We periodically perform sub-surface exploration at most of our sites through drilling methods, and we expect to engage a Qualified Person to estimate mineral reserves or resources at our other properties in the future.
Resources and Reserves
The following tables summarize our Reserves and Resources as of December 31, 2025 for Roanoke and December 31, 2025 for Pennsuco. The sole purpose of the operational and related financial data presented is to demonstrate the economic feasibility of the Reserves for the purpose of reporting in accordance with subpart 1300 of Regulation S-K, and should not be used for other purposes. The information presented originates from comprehensive techno-economic modeling, which is subject to change as assumptions and inputs are updated, and as a result, does not guarantee future operational or financial performance. Our Reserves and Resources are on properties that are permitted, or are expected to be permitted, for mining under current regulatory requirements. We have not estimated resources and reserves for any property other than Pennsuco and Roanoke. As there have been no material changes to the reported reserves and resources from the last technical report summary filed for each of these properties, no new technical report summary is being filed.

December 31, 2025-RESOURCES(1)

	Measured Resources				Indicated Resources				Measured + Indicated Resources				Inferred Resources
	Amount	%SiO2	%CaO	%Al2O3	Amount	%SiO2	%CaO	%Al2O3	Amount	%SiO2	%CaO	%Al2O3	Amount	%SiO2	%CaO	%Al2O3
Limestone
Pennsuco(2)	27,235	24.7	38.3	—	20,081	15.2	45.4	—	47,316	20.67	41.31	—	—	—	—	—
Roanoke(3)	84,000	8.9	47.7	1.8	—	—	—	—	84,000	8.9	47.7	1.8	—	—	—	—
Total	111,235	12.8	45.4	1.8	20,081	15.2	45.4	—	131,316	13.14	45.4	1.8	—	—	—	—
Dolostone
Pennsuco(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Roanoke(3)	28,100	11.0	33.0	1.6	190	12.9	31.2	1.4	28,290	11.0	33.0	1.6	96	15.6	31.0	1.3
Total	28,100	11.0	33.0	1.6	190	12.9	31.2	1.4	28,290	11.0	33.0	1.6	96	15.6	31.0	1.3

__________________________________________________________________________________________________________

December 31, 2025-RESERVES(1)

	Proven Reserves				Probable Reserves				Total Reserves
	Amount	%SiO2	%CaO	%Al2O3	Amount	%SiO2	%CaO	%Al2O3	Amount	%SiO2	%CaO	%Al2O3
Limestone
Pennsuco(2)	220,983	13.71	46.4	—	193,180	18.29	43.6	—	414,163	15.75	45.15	—
Roanoke(3)	33,489	7.8	48.5	1.7	4,100	7.6	47.9	1.2	37,589	7.78	48.54	1.65
Total	254,472	12.95	48.5	1.7	197,280	18.07	47.9	1.2	451,752	15.08	48.54	1.65
Dolostone
Pennsuco(2)	—	—	—	—	—	—	—	—	—	—	—	—
Roanoke(3)	3,172	15.8	31.4	1.4	68	18.3	30.8	1.16	3,240	15.85	1.42	31.39
Total	3,172	15.8	31.4	1.4	68	18.3	30.8	1.16	3,240	15.85	1.42	31.39
Shale
Pennsuco(2)	—	—	—	—	—	—	—	—	—	—	—	—
Roanoke(3)	11,375	19.7	38.7	4.4	—	—	—	—	11,375	19.7	38.7	4.4
Total	11,375	19.7	38.7	4.4	—	—	—	—	11,375	19.7	38.7	4.4
(1)Mineral Resources are exclusive of Reserves. Resources and Reserves are estimated as of December 31, 2025. Tons are rounded to the nearest 1,000’s.
(2)For Pennsuco, price assumptions used for resource and reserve estimations are $136.00 per ton of cement and $21.00 per ton of blended aggregates. These prices were selected by the Qualified Person. Cement prices are based on figures from the USGS and aggregates prices are based on the average selling price for products at the site. There was no cutoff grade used for the Resource estimate, as nearly all material from the quarries can be used. The point of reference for our Reserve and Resource estimates was the limestone surge pile at the plant area. A recovery factor of 95% is utilized to convert in-situ volumetrics to recoverable resources and reserves and a process recovery of nearly 100% for the cement plant and 75% for the aggregates plant. 2025 amounts were calculated based on 2024 reported reserves less 2025 production.of 11,075 tons of limestone.
(3)For Roanoke, price assumptions used for Resource and Reserve estimations are $136.00 per ton of cement. This price was selected by the Qualified Person and is based on figures from the USGS. There was no cutoff grade used for the Resource and Reserve estimate as nearly all carbonate material from the quarries can be used. The point of reference for our Reserve estimates was the raw material stack, located after the primary crusher. A recovery factor of 95% is utilized to convert in-situ volumetrics to recoverable resources and reserves and a process recovery of nearly 100% for the cement plant. 2025 amounts were calculated based on 2024 reported reserves less 2025 production of 1,549 tons of limestone, 19 tons of dolostone and 383 tons of shale.
Individual Property Disclosure
Pennsuco
Pennsuco is in Miami-Dade County, Florida and is positioned approximately 14 miles northwest of the city center of Miami. The site is comprised of 68 separate property tracts, all of which are owned by Titan America or through its subsidiary companies. In total the property encompasses 6,465 acres. The Pennsuco mine is located at coordinates 25°52’37” N and 80°22’27” W. The net book value of the Pennsuco mine, inclusive of mining and beneficiary equipment located in Medley, Florida as well as relevant mining tenements, as of December 31, 2025 was $355 million.
The property is bisected by the Florida Turnpike. The area west of the Turnpike is the area of the mining activity and the area to the east is the location of the aggregate plant, cement facility, ready-mixed concrete plant, and the concrete block plant, plus support facilities.
Pennsuco’s mining operations produce limestone by using draglines for the execution of the virgin reserves. For the lower portion of the reserves that draglines are unable to recover, the dredge mining method will be used. Limestone reserves are estimated across eleven pits.

__________________________________________________________________________________________________________

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
570000
580000
590000
Esri, TomTom, Garmin, FAO, NOAA, USGS, EPA, USFWS, Earthstar Geographics, Esri, TomTom, Garmin, FAO, NOAA, USGS, EPA, Esri, USGS
NAD 1983 UTM Zone 17N
0
5
Miles

PEQU24002 8/12/2024

__________________________________________________________________________________________________________

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
Pennsuco Summary of Mineral Resources as of December 31, 2025 (1) (2) (3)

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
(2)Price assumptions used for resource and reserve estimations are $136.00 per ton of cement and $21.00 per ton of blended aggregates

__________________________________________________________________________________________________________

(3)There is no net difference in mineral resources as of December 31, 2025 as compared to when mineral resources were first estimated as of May 24, 2024.
Pennsuco Summary of Mineral Reserves as of December 31, 2025 (1) (2) (3)

		Mineral Assemblage (% of materials)
Reserve Category	Limestone (thousand tons)	Grades/qualities (%SiO2)	Grades/qualities (%CaO)
Proven	220,983	13.7	46.4
Probable	193,180	18.3	43.6

Total Mineral Reserves	414,163	15.8	45.1

(1)Mineral resources are exclusive of reserves. Price assumptions used for resource and reserve estimation are $136.00 per ton of cement and $21.00 per ton of blended aggregates.
(2)A recovery factor of 95% is utilized to convert in-situ volumetrics to recoverable resources and reserves.
(3)The net difference in proven limestone reserves as of December 31, 2025 as compared to when mineral reserves were first estimated as of May 24, 2024 was 8% as a result of depletion.
The expected life of mine for the Pennsuco Quarry is 56 years.
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
Roanoke
The Roanoke site is in Botetourt County, Virginia. The nearest major city is Roanoke, Virginia, 13.5 miles south from the site. The site is the accumulation of 24 tax parcels totaling approximately 2,567 acres controlled by Titan America. The Roanoke mine is located at coordinates 37°27’43” N, 79°59’42” W. The net book value of the Roanoke mine, inclusive of mining and beneficiary equipment located in Botetourt County, Virginia as well as relevant mining tenements, as of December 31, 2025 was $113 million.
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

__________________________________________________________________________________________________________

Our cement plant has a production capacity of 1.5 million tons and a cement storage capacity of approximately 90,000 tons. Additionally, the plant offers approximately 50,000 tons of clinker storage. For additional information on our cement plant, see “Item 4.A. History and Development of the Company.”
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
History
The site has been in operation as a cement production and aggregate facility since 1951 beginning with Lone Star Cement Corporation. It was obtained by Roanoke Cement Company in the 1960s, and Titan America purchased a controlling interest in Roanoke Cement Company in 1992. In 2000, Titan America assumed full ownership of Roanoke Cement Company.
Summary of Resources and Reserves
Roanoke Summary of Mineral Resources as of December 31, 2025(1) (2) (3)

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
(3)There is no net difference in mineral resources as of December 31, 2025 as compared to when mineral resources were first estimated as of May 1, 2024.

__________________________________________________________________________________________________________

Roanoke Summary of Mineral Reserves as of December 31, 2025(1) (2) (3)

		Mineral Assemblage (% of Minerals)
Quarry/Reserve Category	Material (thousand tons)	Grades/ qualities (%SiO2)	Grades/ qualities (%Al2O3)	Grades/ qualities (%CaO)
Catawba Farm Quarry Limestone
Proven	23,000	8.91	1.92	48.0
Probable
Total:	23,000	8.91	1.92	48.0

Catawba Farm Quarry Dolostone
Proven	1,600	18.30	1.16	30.8
Probable	68	18.30	1.16	30.8
Total:	1,668	18.30	1.16	30.8

Lone Star East Quarry Limestone
Proven	10,489	5.70	1.30	49.4
Probable	4,100	7.60	1.20	47.9
Total:	14,589	6.16	1.28	49.0

Lone Star East Quarry Dolostone
Proven	1,572	13.30	1.70	32.0
Probable
Total:	1,572	13.30	1.70	32.0

High Grade Shale Quarry
Proven	11,375	19.70	4.40	38.7
Probable
Total:	11,375	19.70	4.40	38.7

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
(3)    The net difference in proven reserves as of December 31, 2025 as compared to when mineral reserves were first estimated as of May 1, 2024 was 19% for Lone Star East Quarry Limestone, 2% for Lone Star East Quarry Dolostone, and 5% for High Grade Shale, all as a result of depletion.

The expected life of mine for our Roanoke Quarry is 26 years.
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
Internal Controls Disclosure
The analysis of our reserves and resources has been developed by Continental Placer, designated as our “Qualified Person” in collaboration with our personnel. Our management teams periodically review our reserves and resources by performing sub-surface exploration as part of our mine planning process. The modeling and analysis of our reserves and resources has been developed by the Qualified Person, experienced consultants and our personnel and reviewed by several levels of internal management. The development of such reserves and resources estimates, including related assumptions, was a collaborative effort between us and Continental Placer. This section summarizes the internal control considerations for our development of estimations, including assumptions, used in reserve and resource analysis and modeling.
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

C. Organizational Structure
Titan America is 87% owned by Titan SA, the parent company of the Titan group of companies. Founded in 1902 with the establishment of its first cement plant in Elefsina, Greece, the Titan group of companies (“Titan Group”) has grown steadily over more than a century, becoming a symbol of industrial development and social responsibility.
Initially recognized as Titan Cement S.A. in 1911 and listed on the Athens Stock Exchange in 1912, Titan Group made several pioneering decisions early on, such as insuring its workforce against occupational accidents in 1922 and introducing employee bonuses well before they were mandated by law. The Elefsina plant’s refurbishment in 1937 and the introduction of new rotary kilns marked significant advancements in production capacity, positioning Titan Group as a key player in the Greek and global cement markets.
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
By 2019, Titan SA became the parent company, listing on Euronext Brussels, Euronext Paris and the Athens Exchange, signifying a new era of growth and global presence. As of May 5, 2025, Titan Cement International S.A. changed its name to Titan S.A.
Titan Group has been recognized as one of the most sustainable companies in the world, according to a 2024 Time Magazine analysis based on external ESG ratings and selected environmental and society performance indicators and is recognized as one of Europe’s Climate Leaders in the fourth edition of the prestigious list published by the Financial Times. In February 2025, our parent, Titan SA, earned an “A-” score from the CDP for both climate change and water security management, reaffirming its leadership status in these critical areas. Titan SA has been awarded Leadership Status on climate change by CDP for four consecutive years.
Titan Group has also recently been included in the FTSE Russell Large Cap Index and confirmed as a constituent in the FTSE4Good Index Series, which is designed to measure the performance of companies based on strong ESG commitments.
Titan Group has built a large body of proprietary knowledge and corporate infrastructure that continue to help drive the growth and performance of our business. Titan Group has a proud corporate history of approximately 120 years and operates in 15 countries, with world-class reliability and an industry-leading cost structure. From manufacturing expertise to logistical capabilities, customer focus, product engineering and various corporate functions, we have been able to and will continue to be able to utilize Titan SA’s broad suite of capabilities to maintain market leadership positions across our geographic footprint.
The following table sets forth the significant subsidiaries owned, directly or indirectly, by Titan America.

Legal Name	State or Jurisdiction of Incorporation or Organization	(As of December 31, 2025 )
Titan Cement Atlantic Single Member Industrial and Commercial S.A.	Greece	100%
Titan America LLC	Delaware	100%
Essex Cement Company LLC	Delaware	100%
Mechanicsville Concrete LLC	Virginia	100%
Pennsuco Cement Company LLC	Delaware	100%
Roanoke Cement Company LLC	Virginia	100%
S&W ReadyMix Concrete Company LLC	North Carolina	100%
Separation Technologies LLC	Delaware	100%
Titan Florida LLC	Delaware	100%
Titan Mid-Atlantic Aggregates LLC	Virginia	100%
Titan Virginia Ready-Mix LLC	Delaware	100%
Trusa Realty LLC	Florida	100%
Titan Florida Holdings LLC	Delaware	100%
Carolinas Cement Company LLC	Delaware	100%
Norfapeake Terminal LLC	Virginia	100%
S&W Ready Mix LLC	South Carolina	100%
Titan Florida Concrete Products LLC	Delaware	100%
Titan Florida Aggregates LLC	Delaware	100%
Titan Florida Cement LLC	Delaware	100%
Metro Redi-Mix LLC	Florida	100%
Miami Valley Ready-Mix Florida LLC	Delaware	100%
Summit Ready-Mix LLC	Florida	100%

__________________________________________________________________________________________________________

Silver Sand Transportation LLC	Delaware	100%
Standard Concrete LLC	Florida	100%
Massey Sand and Rock Co.	California	100%
Daleville Development LLC	Virginia	100%
Nestor Timber Development LLC	Virginia	100%
SEI LLC	North Carolina	100%
DM Conner LLC	Virginia	100%
Maple Holding Company LLC	Delaware	100%
Titan Mid-Atlantic LLC	Delaware	100%
D. Property, Plant and Equipment
We maintain corporate offices at 5700 Lake Wright Drive, Suite 300, Norfolk, Virginia, with a corporate office for Titan Florida LLC, located at 800 Fairway Drive, Suite 200, Deerfield Beach, Florida. We have additional offices in Roanoke, Virginia and Clinton, North Carolina. Throughout the United States, we own 106 sites and lease 34 sites. Among these sites, we operate two cement plants, three import terminals, seven active quarries, 82 active ready-mix locations, eight concrete block plants, seven fly ash processing plants, multiple distribution locations, which consist of 11 cement terminals, 10 concrete block distribution yards and one concrete block logistical hub. For more information on our mining properties, see “Mining Summary Disclosure” above.
With regard to improving our facilities, we are currently investing in the expansion of our Pennsuco facility and our Roanoke Plant that we expect will increase total cement production capacity by 29% to 4.9 million tons by 2030, compared to our current cement production capacity of 3.8 million tons as of December 31, 2025. This will enable us to capture market growth and grow our business. We have invested approximately $35 million through 2025 and anticipate further expenditures ranging from $220 million to $250 million, net of any available government grants. This is funded by operating cash and our outstanding borrowing facilities. We started this expansion in 2018 and anticipate its completion in 2030.
Item 4A. Unresolved Staff Comments
Not Applicable

Item 5. Operating and Financial Review and Prospects
A. Operating Results
The following discussion and analysis of the financial condition and results of operations of Titan America should be read together with our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, together with related notes thereto, included elsewhere in this document. The discussion and analysis should also be read together with the sections entitled “Risk Factors.” The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” included elsewhere in this document. Certain total amounts may not sum due to rounding.
Basis of Presentation
Our annual consolidated financial statements included elsewhere in this document are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The definition of IFRS also encompasses all valid International Accounting Standards, as well as all interpretations of the International Financial Reporting Interpretations Committee, including those formally issued by the Standing Interpretations Committee. These financial statements have been prepared under the historical cost convention, except for certain financial assets and liabilities (including derivative financial instruments) and defined benefit pension plan assets, which are measured at fair value.

__________________________________________________________________________________________________________

Our consolidated financial statements included elsewhere in this document present the historical results of operations, financial position and cash flows of Titan Atlantic and its consolidated subsidiaries, including Titan America LLC and its subsidiaries, prior to our IPO. Historical earnings per share have been retrospectively presented to reflect the capital structure following the contribution of Titan Cement Atlantic Single Member Industrial and Commercial S.A. (“Titan Atlantic”) to Titan America SA. Titan America’s STET business is included in the Company’s historical operations for the years ended December 31, 2024 and December 31, 2023. The STET segment was divested on January 1, 2025 to Titan Cement Netherlands B.V., a wholly-owned subsidiary of Titan SA. For the fiscal year ended December 31, 2024, the STET segment generated external segment revenue of $1.9 million and segment adjusted EBITDA of $(6.1) million. For the fiscal year ended December 31, 2023, the STET segment generated external segment revenue of $2.0 million and segment adjusted EBITDA of $(6.4) million.
All references to “tons” in this Operating and Financial Review and Prospects refer to short-tons, as defined in the relevant context.

Financial Metrics and Financial Highlights
The following table presents a summary of financial metrics for the fiscal years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31
	2025	2024	2023
($ in thousands)
Revenue	$1,664,188	$1,634,393	$1,591,601
Operating income	268,111	251,388	225,636
Net income	185,439	166,074	155,244
Adjusted EBITDA(1)	389,664	370,400	328,373
Net cash provided by operating activities	295,414	248,037	227,125
Free Cash Flow(1)	132,098	110,766	108,522
Return on Average Capital Employed(2)	19.5%	21.3%	20.7%
Total Debt(3)	462,413	460,183	409,413
Net Debt(1)(3)	250,663	448,059	387,377
Ratio of Total Debt to Net Income(3)	2.5 to 1.0	2.8 to 1.0	2.6 to 1.0
Ratio of Net Debt to Adjusted EBITDA(1)(3)	0.6 to 1.0	1.2 to 1.0	1.2 to 1.0

(1)Adjusted EBITDA, Free Cash Flow, Net Debt and Ratio of Net Debt to Adjusted EBITDA are non-IFRS financial measures we use to measure the performance, level of indebtedness and liquidity of our business. For the definition of these measures and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS please see “—Non-IFRS Measures” below.
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

The principal factors in evaluating our financial condition and operating results for the fiscal year ended December 31, 2025, as compared to the fiscal December 31, 2024, are:
•Revenue increased $29.8 million, or 2%, for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024, primarily as a result of increases in product pricing for aggregates and ready-mix concrete and increase in aggregates sales volumes partially offset by decreases in sales volumes for cement and concrete block. Despite unfavorable weather events along the U.S. East Coast in the first half of the year, revenue in both reportable segments grew moderately with our Florida and Mid-Atlantic segment external revenue rising by $26.8 million, or 3%, and $4.8 million, or 1%, respectively, for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024. Aggregates revenues grew strongly, rising by $33.1 million for the fiscal year ended December 31, 2025 compared to the fiscal year

__________________________________________________________________________________________________________

ended December 31, 2024. Ready mix concrete and fly ash saw moderate revenue growth of $10.7 million and $6.7 million, respectively, for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024. Concrete block and cement revenue declined by $5.8 million and $12.9 million, respectively, for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024, primarily resulting from lower external sales volumes.
•Average external sales prices increased by 3% in aggregates, 1% in ready-mix concrete and 6% in fly ash and decreased 2% in concrete block for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024. Cement average external sales prices were largely unchanged from the prior year - decreasing less than 1% for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024.
•External sales volumes increased by 37% in aggregate, 24% in fly ash, remained flat in ready-mix concrete and declined by 2% in concrete block, and 2% in cement for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024.
•Operating income increased by $16.7 million, or 7%, for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024, as a result of the $29.8 million growth in revenue, which more than offset the rises in cost of goods sold of $11.5 million for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024.
•Net income increased $19.4 million, or 12%, for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024, primarily as a result of the aforementioned improvement in operating income coupled with a $3.6 million decrease in finance cost, net. Net income grew faster than the income before income taxes, benefitting from a 147 basis point decrease in our effective tax rate for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024.
As summarized in the tables below:
•Adjusted EBITDA increased $19.3 million or 5%, for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024.
•Net cash provided by operating activities increased to $295.4 million for the fiscal year ended December 31, 2025, compared to $248.0 million for the fiscal year ended December 31, 2024.
•Free Cash Flow increased to $132.1 million for the fiscal year ended December 31, 2025, compared to $110.8 million for the fiscal year ended December 31, 2024.
•Total Debt increased to $462.4 million at December 31, 2025 compared to $460.2 million at December 31, 2024 and our Ratio of Total Debt to Net Income improved to 2.5 to 1.0 at December 31, 2025 from 2.8 to 1.0 at December 31, 2024.
•Net Debt decreased to $250.7 million at December 31, 2025 compared to $448.1 million at December 31, 2024 and our Ratio of Net Debt to Adjusted EBITDA improved to 0.6 to 1.0 from 1.2 to 1.0 at December 31, 2024.
Non-IFRS Measures
Adjusted EBITDA
We define Adjusted EBITDA, which is a non-IFRS financial measure we use to measure the performance of our business, as net income before finance cost, net, income tax expense, depreciation, depletion and amortization, further adjusted to remove the impact of additional items such as (gain)/loss on disposal of fixed assets, asset impairment (recovery)/loss, foreign exchange (gain)/loss, net, derivative financial instrument (gain)/loss, net, fair value loss on sale of accounts receivable, net, stock-based compensation and other non-recurring items, including certain IPO transaction costs associated with the Company’s 2025 IPO, acquisition-related expenses associated with the Company’s pending acquisition of Keystone Cement Company and the 2025 gain on the STET divestiture. Net income is the IFRS measure most directly comparable to Adjusted EBITDA.

__________________________________________________________________________________________________________

The table below presents our Adjusted EBITDA reconciled to net income for the periods indicated:

	Year Ended December 31
	2025	2024	2023
($ in thousands)
Net income	$185,439	$166,074	$155,244
Finance cost, net	22,561	26,175	22,244
Income tax expense	59,403	57,544	47,134
Depreciation, depletion and amortization	108,716	99,941	91,079
Loss on disposal of fixed assets	(4)	2,411	3,852
Asset impairment (recovery)/loss	—	—	(609)
Foreign exchange loss/(gain), net	45,101	(20,846)	11,981
Derivative financial instrument (gain)/loss, net	(41,841)	22,441	(10,967)
Fair value loss on sale of accounts receivable, net	4,012	4,620	6,113
Stock-based compensation	3,792	3,841	3,173
IPO transaction costs(1)	2,293	11,816	—
Acquisition related expenses(2)	2,661	—	—
Other(3)	(2,469)	(3,617)	(871)
Adjusted EBITDA	$389,664	$370,400	$328,373
(1)In connection with the Company’s IPO, we have incurred incremental expenses which primarily consist of consulting, legal, and accounting fees that are not indicative of our ongoing costs.
(2)In connection with the Company’s recently announced pending acquisition of Keystone Cement Company, we have incurred incremental expenses which primarily consist of legal, environmental and consulting due diligence costs that are not indicative of our ongoing costs.
(3)Other includes, but is not limited to, the impacts on provisions for long-term environmental rehabilitation costs, including provisions for quarry restoration, arising from changes in discount rates, recoveries from insurance claims and other exceptional (gains)/losses or non-recurring items, including the 2025 gain of $2,552 on the STET divestiture (see footnote 1.1 in the accompanying financial statements).

Free Cash Flow
Free Cash Flow is a non-IFRS financial measure used by management to assess liquidity and quantify the amount of net cash provided by operating activities remaining after deducting the net amount of cash invested to maintain and expand the tangible and intangible assets used to support our business. Free Cash Flow is comprised of net cash provided by operating activities adjusted by net payments for capital expenditures, which includes (i) investments in property, plant and equipment (“PP&E”), (ii) investments in identifiable intangible assets and (iii) proceeds from the sale of PP&E, net of disposition costs. Free Cash Flow does not include cash flows resulting from business acquisitions or disposals.
The IFRS measure most directly comparable to Free Cash Flow is net cash provided by operating activities. Reconciliation of Free Cash Flow to its nearest IFRS measure is presented below:

	Year Ended December 31
	2025	2024	2023
($ in thousands)
Net cash provided by operating activities	$295,414	$248,037	$227,125
Adjusted by:
Investments in property, plant and equipment	(160,545)	(135,421)	(117,144)
Investments in identifiable intangible assets	(3,837)	(1,591)	(1,600)
Proceeds from the sale of PP&E, net of disposition costs	1,066	(259)	141
Net Capital Expenditures	(163,316)	(137,271)	(118,603)
Free Cash Flow	$132,098	$110,766	$108,522

__________________________________________________________________________________________________________

Net Debt
Net Debt is a non-IFRS financial measure as it comprises the sum of short and long-term debt and short and long-term lease liabilities less cash and cash equivalents. Net Debt is used by management to assess our operating performance, financial condition and measure the effective level of indebtedness of the Company. Reconciliation of Net Debt to its nearest IFRS measures is presented below:

	Year Ended December 31
	2025	2024
($ in thousands)
Short-term borrowings, including accrued interest	$5,387	$33,608
Long-term borrowings	390,438	358,222
Short-term lease liabilities	11,168	12,386
Long-term lease liabilities	55,420	55,967
Total Debt	462,413	460,183
Less:
Cash and cash equivalents	(211,750)	(12,124)
Net Debt	$250,663	$448,059
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

	Year Ended December 31
	2025	2024
($ in thousands)
IFRS:
Short-term borrowings, including accrued interest	$5,387	$33,608
Long-term borrowings	390,438	358,222
Short-term lease liabilities	11,168	12,386
Long-term lease liabilities	55,420	55,967
Total Debt	$462,413	$460,183
Net Income	185,439	166,074
Ratio of Total Debt to Net Income	2.5x	2.8x
Non-IFRS:
Net Debt	$250,663	$448,059
Adjusted EBITDA	$389,664	$370,400
Ratio of Net Debt to Adjusted EBITDA	0.6x	1.2x

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

__________________________________________________________________________________________________________

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
Cost of goods sold – Cost of goods sold consists of all direct production and delivery costs and primarily includes material and inventory costs, payroll and related expenses, contract labor and related expenses, energy and fuel costs, freight and distribution expenses, repairs and maintenance costs, taxes (other than income taxes), short-term rentals, risk insurance, depreciation, depletion and amortization and other miscellaneous costs.
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
General and administrative expense – General and administrative expense includes payroll and related expense, management fees, service contracts, office costs, bank fees, professional fees, depreciation and amortization and other related costs. As we are now

__________________________________________________________________________________________________________

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
Foreign exchange (loss)/gain, net – The Company recognizes foreign exchange gains and losses which arise from settling transactions and revaluation of monetary assets and liabilities in foreign currencies (including the Company’s Euro-denominated borrowings), using the prevailing spot rates. These translation differences reflect the impact of currency fluctuations on the Company’s financial position and results of operations, with the U.S. dollar being the functional currency for our consolidated financial statements.
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
Consolidated Results of Operations
Comparison of the fiscal year ended December 31, 2025 to the fiscal year ended December 31, 2024
The following table sets forth a summary of our consolidated results of operations for the periods indicated:

__________________________________________________________________________________________________________

	Year Ended December 31
	2025	2024	$ Change	% Change
($ in thousands)
Revenue	$1,664,188	$1,634,393	$29,795	2%
Cost of goods sold	(1,229,202)	(1,217,738)	(11,464)	1%
Gross profit	434,986	416,655	18,331	4%
Selling expense	(34,337)	(33,623)	(714)	2%
General and administrative expense	(130,092)	(128,930)	(1,162)	1%
Net impairment losses on financial assets	479	(398)	877	(220)%
Fair value loss on sale of accounts receivable, net	(4,012)	(4,620)	608	(13)%
Other operating income, net	1,087	2,304	(1,217)	(53)%
Operating income	268,111	251,388	16,723	7%
Finance cost, net	(22,561)	(26,175)	3,614	(14)%
Foreign exchange (loss)/gain, net	(45,101)	20,846	(65,947)	(316)%
Derivative financial instrument gain/(loss), net	41,841	(22,441)	64,282	(286)%
Other non-operating income	2,552	—	2,552
Income before taxes	244,842	223,618	21,224	9%
Income tax expense	(59,403)	(57,544)	(1,859)	3%
Net income	$185,439	$166,074	$19,365	12%

Revenue
The following table sets forth a summary of our consolidated revenue by segment for the periods indicated, and the changes between comparative periods.

	Year Ended December 31
	2025	2024	$ Change	% Change
($ in thousands)
Florida reportable segment	$1,024,415	$997,575	$26,840	3%
Mid-Atlantic reportable segment	639,773	634,946	4,827	1%
STET segment(1)	—	1,872	(1,872)	(100)%
Consolidated Revenue	$1,664,188	$1,634,393	$29,795	2%
(1)STET segment is a nonreportable operating segment that develops, manufactures, sells and services triboelectrostatic separators and related equipment used to beneficiate fly ash, industrial minerals and food and feed organics. The STET segment was divested on January 1, 2025 to Titan Cement Netherlands B.V., a wholly-owned subsidiary of Titan SA.

__________________________________________________________________________________________________________

The following table presents our consolidated revenue by product type for the periods indicated:

	Year Ended December 31
	2025	2024	$ Change	% Change
($ in thousands)
Revenue
Cement	$626,394	$639,312	$(12,918)	(2)%
Aggregates	115,328	82,190	33,138	40%
Ready-mix concrete	745,896	735,174	10,722	1%
Concrete block	147,655	153,474	(5,819)	(4)%
Fly ash	28,607	21,954	6,653	30%
Equipment and related services (1)	—	1,872	(1,872)	(100)%
Other goods and services	308	417	(109)	(26)%
Consolidated Revenue	$1,664,188	$1,634,393	$29,795	2%
(1)Equipment and related services are attributable to the STET segment during the reporting periods presented. The STET segment was divested on January 1, 2025, and thus there was no equipment and related services revenue for the year ended December 31, 2025

The following table presents our sales volumes and average external selling price by product for the periods indicated:

	Year Ended December 31
	2025	2024	Change	% Change
Volumes (thousands) (1) (2) (3)
Total cement volumes	5,544	5,682
Cement consumed internally	(1,348)	(1,418)
External cement volumes	4,196	4,264	(68)	(2)%
Total aggregates volumes	8,360	7,229
Aggregates consumed internally	(3,714)	(3,826)
External aggregates volumes	4,646	3,403	1,243	37%
External ready-mix concrete volumes	4,594	4,583	11	—%
External concrete block volumes	63,315	64,665	(1,350)	(2)%
Total fly ash volumes	695	574
Fly ash consumed internally	(159)	(140)
External fly ash volumes	536	434	102	24%

Average external selling price (4)
Cement	$149.29	$149.93	$(0.64)	—%
Aggregates	$24.82	$24.15	$0.67	3%
Ready-mix concrete	$162.36	$160.41	$1.95	1%
Concrete block	$2.33	$2.37	$(0.04)	(2)%
Fly ash	$53.43	$50.59	$2.84	6%
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

__________________________________________________________________________________________________________

Consolidated revenues increased $29.8 million to $1,664.2 million for the fiscal year ended December 31, 2025 compared to $1,634.4 million for the fiscal year ended December 31, 2024, primarily driven by increases in volumes for aggregates and product pricing increases for ready-mix concrete. Segment external revenue in our Florida reportable segment increased $26.8 million, or 3%, to $1,024.4 million for the fiscal year ended December 31, 2025 from $997.6 million for the fiscal year ended December 31, 2024 while segment external revenue in our Mid- Atlantic reportable segment increased $4.8 million, or 1%, to $639.8 million for the fiscal year ended December 31, 2025 from $634.9 million for the fiscal year ended December 31, 2024.
Cement revenues decreased $12.9 million for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024, primarily attributable to a 2% decrease in the quantity of external volume sold and a slight decrease in the average external selling price. Aggregates revenues increased $33.1 million for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024, due to a 37% increase in external volume sold and a 3% increase in average external selling price. Revenues attributable to ready-mix concrete increased by $10.7 million for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024, due to a 1% increase in the average external selling price and a slight increase in the quantity of external volume sold. Revenues attributable to concrete block decreased $5.8 million for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024, with a 2% decrease in volume sold and a 2% decrease in average selling price. Additionally, fly ash revenues increased $6.7 million for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024, due to a 24% increase in external volumes and a 6% increase in the average external selling price.
Cost of goods sold
Cost of goods sold increased $11.5 million to $1,229.2 million for the fiscal year ended December 31, 2025 compared to $1,217.7 million for the fiscal year ended December 31, 2024 but decreased as a percent of revenues to 74% in the fiscal year ended December 31, 2025 from 75% in the fiscal year ended December 31, 2024. Material and other inventory costs were 4% lower year-over-year primarily as a result of lower imports of cement at a lower import cost per ton (excluding an $8.3 million impact from tariffs implemented in 2025 under the U.S. International Emergency Economic Powers Act (“IEEPA”)). In addition, inventory change was flat in 2025 compared to a 2% decrease in 2024. Payroll and related expenses grew modestly at 2% as inflationary costs were partially mitigated by improved productivity. Contract labor and related expenses and repair and maintenance expenses were lower year over year by a combined $24.8 million. Offsetting these favorable impacts, energy and fuel costs increased by 3% year-over-year driven primarily by higher natural gas unit costs while continued investments in growth and productivity led to an increase in depreciation, depletion and amortization expense of $6.6 million for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024.
Selling expense
Selling expense increased by $0.7 million, or 2%, to $34.3 million for fiscal year ended December 31, 2025 compared to $33.6 million for the fiscal year ended December 31, 2024, primarily driven by an increase of $1.1 million in payroll and related expenses. Selling expense accounted for 2% of our revenues for the fiscal years ended December 31, 2025 and December 31, 2024.
General and administrative expense
General and administrative expense increased by $1.2 million, or 1%, to $130.1 million for the fiscal year ended December 31, 2025 compared to $128.9 million for the fiscal year ended December 31, 2024, primarily driven by an increase of $2.7 million in payroll and related expenses driven by an increase in headcount and a $1.8 million increase in management fees. These increases were partially offset by a $3.2 million decrease in service contracts. General and administrative expenses accounted for 8% of our revenues for the fiscal year ended December 31, 2025 and 8% of our revenues for the fiscal year ended December 31, 2024.
Finance cost, net
Finance cost, net decreased by $3.6 million, or 14%, to $22.6 million for the fiscal year ended December 31, 2025 compared to $26.2 million for the fiscal year ended December 31, 2024, primarily driven by increased interest income on cash proceeds from our initial public offering.

__________________________________________________________________________________________________________

Foreign exchange (loss)/gain, net
Net foreign exchange losses were $45.1 million for the fiscal year ended December 31, 2025 compared to a $20.8 million net gain for the fiscal year ended December 31, 2024, almost exclusively driven by the remeasurement of euro-denominated loan obligations as the U.S. dollar weakened against the Euro during the period.
Derivative financial instrument gain/(loss), net
Net derivative financial instrument gains were $41.8 million for the fiscal year ended December 31, 2025 compared to a $22.4 million net loss for the fiscal year ended December 31, 2024, resulting from foreign exchange forwards, as well as cross-currency and interest rate swaps used to hedge our foreign exchange exposure in euro-denominated borrowings.
Income tax expense
Income tax expense increased by $1.9 million, or 3%, to $59.4 million for the fiscal year ended December 31, 2025 compared to $57.5 million for the fiscal year ended December 31, 2024. The change in income tax expense was primarily driven by the increase in income before income taxes partially offset by a decrease in the effective tax rate primarily as a result of a lower burden from state income taxes and a higher benefit from mineral deposit depletion. The effective tax rate for the fiscal year ended December 31, 2025 was 24.3% compared to 25.7% for the fiscal year ended December 31, 2024.
Comparison of the fiscal year ended December 31, 2024 to the fiscal year ended December 31, 2023
The following table sets forth a summary of our consolidated results of operations for the periods indicated:

	Year Ended December 31
	2024	2023	$ Change	% Change
($ in thousands)
Revenue	$1,634,393	$1,591,601	$42,792	3%
Cost of goods sold	(1,217,738)	(1,228,112)	10,374	(1)%
Gross profit	416,655	363,489	53,166	15%
Selling expense	(33,623)	(31,009)	(2,614)	8%
General and administrative expense	(128,930)	(99,909)	(29,021)	29%
Net impairment losses on financial assets	(398)	(1,224)	826	(67)%
Fair value loss on sale of accounts receivable, net	(4,620)	(6,113)	1,493	(24)%
Other operating income, net	2,304	402	1,902	NM(1)
Operating income	251,388	225,636	25,752	11%
Finance cost, net	(26,175)	(22,244)	(3,931)	18%
Foreign exchange gain/(loss), net	20,846	(11,981)	32,827	(274)%
Derivative financial instrument (loss)/gain, net	(22,441)	10,967	(33,408)	(305)%
Income before taxes	223,618	202,378	21,240	10%
Income tax expense	(57,544)	(47,134)	(10,410)	22%
Net income	$166,074	$155,244	$10,830	7%
(1)Not meaningful.

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
(1)STET segment is a nonreportable operating segment that develops, manufactures, sells and services triboelectrostatic separators and related equipment used to beneficiate fly ash, industrial minerals and food and feed organics. The STET segment was divested on January 1, 2025 to Titan Cement Netherlands B.V., a wholly-owned subsidiary of Titan SA.

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

__________________________________________________________________________________________________________

Cost of goods sold
Cost of goods sold decreased $10.4 million to $1,217.7 million for the fiscal year ended December 31, 2024 compared to $1,228.1 million for the fiscal year ended December 31, 2023. Materials and other inventory costs decreased by $30.8 million as a result of lower imported cement volumes and pricing, partially offset by higher materials cost associated with increase sales volumes in ready-mix concrete and concrete block operations. Additionally, we saw decreases of $8.3 million in energy and fuel costs for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, where our cement operations benefited from lower unit costs of natural gas and the resulting shift away from higher cost kiln fuels. In addition, our cement, aggregates, ready-mix concrete and concrete block operations each benefited from lower average unit costs of diesel fuel. Inventory change decreased by $18.1 million for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023. These were partially offset by increases in payroll and related expenses increased of $20.0 million as a result of wage inflation. In addition, we saw increases of $6.4 million in distribution expense arising primarily from higher volume and inflationary increases, and $10.8 million in repairs and maintenance costs, primarily related to the complexity and duration of periodic maintenance programs, for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023. Cost of goods sold were 75% of our revenues for fiscal year ended December 31, 2024 compared with 77% for the fiscal year ended December 31, 2023, as average selling price increases outpaced costs during the period.
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

__________________________________________________________________________________________________________

Income tax expense
Income tax expense increased by $10.4 million, or 22%, to $57.5 million for the fiscal year ended December 31, 2024 compared to $47.1 million for the fiscal year ended December 31, 2023. The change in income tax expense was primarily driven by an increase of $5.6 million in current tax expense and $4.8 million in deferred tax expense, respectively. The increase in current tax expense is attributable to an increase in pre-tax income, partially offset by a permanent difference related to tax-basis depletion. The increase in deferred tax expense is primarily related to tax-affected accelerated deductions for depreciation of fixed assets as provided in the One Big Beautiful Bill Act enacted on July 4, 2025 . The effective tax rate for the fiscal year ended December 31, 2024 was 25.7% compared to 23.3% for the fiscal year ended December 31, 2023.
Reportable Segment Results of Operations
Florida Reportable Segment
Comparison of the fiscal year ended December 31, 2025 to the fiscal year ended December 31, 2024
The following table presents segment external revenue and segment adjusted EBITDA for our Florida reportable segment for the periods indicated:

	Year Ended December 31
	2025	2024	$ Change	% Change
($ in thousands)
Segment external revenue	$1,024,415	$997,575	$26,840	3%
Segment adjusted EBITDA	$278,663	$249,665	$28,998	12%
The following tables presents revenue by product type for our Florida reportable segment for the periods indicated:

	Year Ended December 31
	2025	2024	$ Change	% Change

Revenue by product type (1)
Cement	$414,519	$422,889	$(8,370)	(2)%
Aggregates	195,698	157,459	38,239	24%
Ready-mix concrete	469,676	465,023	4,653	1%
Concrete block	147,655	153,474	(5,819)	(4)%
Fly ash	22,270	19,508	2,762	14%
Other goods and services	5,234	15,762	(10,528)	(67)%
Revenue (including internal trading)	$1,255,052	$1,234,115	$20,937	2%
Less: Internal trading activity (2)	(230,637)	(236,540)	5,903	(2)%
Segment External Revenue	$1,024,415	$997,575	$26,840	3%
(1)Revenues by product type consist of sales to third parties and internal trading activity at a transfer price approximating market price.
(2)Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market price. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.

Our Florida reportable segment’s percent changes in sales volumes (including internal trading activity) and average sales prices for the fiscal year ended December 31, 2025, as compared to the fiscal year ended December 31, 2024, were as follows:

__________________________________________________________________________________________________________

	% Change in Volumes	% Change in Average Price
Cement	(1)%	(1)%
Aggregates	22%	2%
Ready-mix concrete	—%	1%
Concrete block	(2)%	(2)%
Fly ash	13%	1%
Segment external revenue in our Florida reportable segment increased $26.8 million, or 3%, to $1,024.4 million for the fiscal year ended December 31, 2025 compared to $997.6 million for the fiscal year ended December 31, 2024, driven by increases in the aggregates, ready-mix concrete and fly ash product lines. Revenue from aggregates increased $38.2 million resulting from a 22% increase in aggregates volumes and a 2% increase in average price for the fiscal year ended December 31, 2025 as compared to the fiscal year ended December 31, 2024. The increase in aggregates volumes was driven primarily by an increase in production following the completion of quarry development activities that previously limited the amount of material available for sale. Ready-mix concrete revenues grew by $4.7 million for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024 as average prices increased 1%. Likewise, when compared to the fiscal year ended December 31, 2024, fly ash revenues increased by $2.8 million resulting from a 13% increase in volumes and a 1% increase in average price for the fiscal year ended December 31, 2025 as compared to the fiscal year ended December 31, 2024.
Segment adjusted EBITDA for the Florida reportable segment increased $29.0 million, or 12%, to $278.7 million for the fiscal year ended December 31, 2025 compared to $249.7 million for the fiscal year ended December 31, 2024. The increase in segment adjusted EBITDA for the fiscal year ended December 31, 2025 occurred primarily due to the increase in revenue as explained above, lower production costs driven by lower contract labor and related expenses, and lower repairs and maintenance, which offset higher fuel and energy costs and higher general and administrative expenses.
Comparison of the fiscal year ended December 31, 2024 to the fiscal year ended December 31, 2023
The following table presents segment external revenue and segment adjusted EBITDA for our Florida reportable segment for the periods indicated:

	Year Ended December 31
	2024	2023	$ Change	% Change
($ in thousands)
Segment external revenue	$997,575	$969,932	$27,643	3%
Segment adjusted EBITDA	$249,665	$221,227	$28,438	13%

__________________________________________________________________________________________________________

The following tables presents revenue by product type for our Florida reportable segment for the periods indicated:

	Year Ended December 31
	2024	2023	$ Change	% Change
($ in thousands)
Revenue by product type (1)
Cement	$422,889	$423,137	$(248)	—%
Aggregates	157,459	137,986	19,473	14%
Ready-mix concrete	465,023	448,359	16,664	4%
Concrete block	153,474	140,128	13,346	10%
Fly ash	19,508	16,349	3,159	19%
Other goods and services	15,762	20,126	(4,364)	(22)%
Revenue (including internal trading)	1,234,115	1,186,085	$48,030	4%
Less: Internal trading activity (2)	(236,540)	(216,153)	(20,387)	9%
Segment External Revenue	$997,575	$969,932	$27,643	3%
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

__________________________________________________________________________________________________________

Mid-Atlantic Reportable Segment
Comparison of the fiscal year ended December 31, 2025 to the fiscal year ended December 31, 2024
The following table presents revenue and segment adjusted EBITDA of our Mid-Atlantic reportable segment for the periods indicated:

	Year Ended December 31
	2025	2024	$ Change	% Change
($ in thousands)
Segment external revenue	$639,773	$634,946	$4,827	1%
Segment adjusted EBITDA	$120,537	$134,792	$(14,255)	(11)%

The following table presents revenue by product type of our Mid-Atlantic reportable segment for the periods indicated:

	Year Ended December 31
	2025	2024	$ Change	% Change
($ in thousands)
Revenue by product type (1)
Cement	$391,567	$405,103	$(13,536)	(3)%
Aggregates	13,070	14,305	(1,235)	(9)%
Ready-mix concrete	280,928	270,478	10,450	4%
Fly ash	22,197	16,533	5,664	34%
Revenue (including internal trading)	$707,762	$706,419	$1,343	—%
Less: Internal trading activity (2)	(67,989)	(71,473)	3,484	(5)%
Segment External Revenue	$639,773	$634,946	$4,827	1%
(1)Revenues by product type consist of sales to third parties and internal trading activity at a transfer price approximating market price.
(2)Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market price. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.
Our Mid-Atlantic reportable segment’s percent changes in sales volume (including internal trading activity) and average sales prices for the fiscal year ended December 31, 2025, as compared to the fiscal year ended December 31, 2024 were as follows:

	% Change in Volumes	% Change in Average Price
Cement	(4)%	—%
Aggregates	(25)%	21%
Ready-mix concrete	1%	3%
Fly ash	25%	7%
Segment external revenue in our Mid-Atlantic reportable segment increased $4.8 million, or 1%, to $639.8 million for the fiscal year ended December 31, 2025 compared to $634.9 million for the fiscal year ended December 31, 2024, driven by revenue increases in the ready-mix concrete and fly ash product lines, partially offset by a revenue decrease in the cement product line. Ready-mix concrete revenues increased $10.5 million for the fiscal year ended December 31, 2025, as a result of a 1% increase in volumes and a 3% increase in average price. Revenues from fly ash increased $5.7 million, or 34%, compared to the fiscal year ended December 31, 2024, driven by a 7% increase in prices and a 25% increase in volumes. These increases were partially offset by a $13.5 million or 3% decrease in revenues from cement, driven by a 4% decrease in volumes.
Segment adjusted EBITDA in our Mid-Atlantic reportable segment decreased $14.3 million, or 11%, to $120.5 million for the fiscal year ended December 31, 2025 compared to $134.8 million for the fiscal year ended December 31, 2024. The decrease in segment adjusted EBITDA for the fiscal year ended December 31, 2025 was attributable to lower cement sales volumes, increases in

__________________________________________________________________________________________________________

raw material unit costs in the ready-mix concrete product line , IEEPA tariffs on imported cement and higher general and administrative expenses compared to the fiscal year ended December 31, 2024.
Comparison of the fiscal year ended December 31, 2024 to the fiscal year ended December 31, 2023
The following table presents revenue and Segment adjusted EBITDA of our Mid-Atlantic reportable segment for the periods indicated:

	Year Ended December 31
	2024	2023	$ Change	% Change
($ in thousands)
Segment external revenue	$634,946	$619,683	$15,263	2%
Segment adjusted EBITDA	$134,792	$118,260	$16,532	14%

The following table presents revenue by product type of our Mid-Atlantic reportable segment for the periods indicated:

	Year Ended December 31
	2024	2023	$ Change	% Change
($ in thousands)
Revenues by product type (1)
Cement	$405,103	$411,558	$(6,455)	(2)%
Aggregates	14,305	15,053	(748)	(5)%
Ready-mix concrete	270,478	245,931	24,547	10%
Fly ash	16,533	13,945	2,588	19%
Revenue (including internal trading)	706,419	686,487	19,932	3%
Less: Internal trading activity (2)	(71,473)	(66,804)	(4,669)	7%
Segment External Revenue	$634,946	$619,683	$15,263	2%
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
Segment external revenue in our Mid-Atlantic reportable segment increased $15.3 million, or 2%, to $634.9 million for the fiscal year ended December 31, 2024 compared to $619.7 million for the fiscal year ended December 31, 2023, driven by revenue increases in the ready-mix concrete and fly ash product lines, partially offset by revenue decreases in cement and aggregates product lines. Ready-mix concrete revenues increased $24.5 million for the fiscal year ended December 31, 2024, as a result of a 6% increase in volumes and a 3% increase in average price. Revenues from fly ash increased $2.6 million, or 19%, compared to the fiscal year ended December 31, 2023, driven by a 16% increase in prices and a 2% increase in volumes. Contributions from aggregates and fly ash which, combined, represent less than 5% of our Mid-Atlantic reportable segments revenues saw a mixed performance.

__________________________________________________________________________________________________________

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

B. Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service and other commitments with cash flows from operations and other sources of funding. Our principal sources of liquidity include cash on hand, cash from operating activities, amounts available under revolving credit facilities with banks, amounts available under our revolving credit facility with TGF, a wholly-owned subsidiary of Titan SA, and term loans from TGF.
We believe that our cash and cash equivalents, committed and uncommitted credit facilities, and net cash provided by operating activities will be sufficient to meet our liquidity requirements for at least the 12 months following the issuance date of this Annual Report. Our future capital requirements will depend on several factors, including, the potential impact of future disruptions on the economy and on our operations, as well as any other economic impacts related to changing fiscal policy or economic conditions. We may also be negatively impacted in the future if TGF no longer provides debt financing to us or Titan SA no longer guarantees our third-party revolving credit facilities. Additionally, we are exposed to credit markets through the interest cost related to its borrowings, which may also affect our capital needs and financial strategy. We could be required, or could elect, to seek additional funding, private or public equity offerings, debt financing, bank loans, strategic partnerships or other financing options; however, additional funds may not be available on terms acceptable to us, if at all.
All U.S. dollar equivalents in this section are calculated at the exchange rate prevailing on the date to which the corresponding foreign currency amount refers.
Cash and cash equivalents
As of December 31, 2025 and December 31, 2024, we had $211.8 million and $12.1 million in cash and cash equivalents, respectively. Our cash and cash equivalents consist of cash on hand, demand deposits held by banks and other short-term highly liquid investments with original maturities of three months or less. Such amounts are held for the purpose of meeting short-term cash requirements, rather than for investment or other purposes, and are readily convertible to a known amount of cash.
Revolving credit facilities with banks
We have a committed borrowing facility with Wells Fargo Bank, National Association totaling $45.0 million of which $20.0 million is also available for the issuance of letters of credit. As of December 31, 2025, we had $8.3 million in letters of credit outstanding under this facility and no outstanding borrowings, leaving $36.7 million of available capacity. As of December 31, 2024, we had $7.1 million in letters of credit outstanding under this facility and no outstanding borrowings, leaving $37.9 million of available capacity. The facility is annually renewed, and was renewed in the first quarter of 2026 extending the maturity date to March 15, 2027. This facility allows for daily drawdowns and repayments at a borrowing rate based on the Secured Overnight Financing Rate (“SOFR”) and is guaranteed by Titan SA. In connection with this borrowing facility, we have agreed to financial covenants related to EBITDA (as defined in the agreement), tangible net worth (as defined in the agreement) and maintenance of a committed line of credit with a maturity date extending beyond the expiration date of this facility. The agreement also contains customary non-financial covenants, including restrictions on incurring certain liens on or disposing of certain existing assets without notification to the lender. As of December 31, 2025, we were in compliance with all the covenants associated with the facility.
In addition to the committed credit facility described above, we have an uncommitted borrowing facility with HSBC Bank USA, National Association totaling $40.0 million of which the full amount is also available for the issuance of letters of credit. As of December 31, 2025, we had $2.7 million in letters of credit outstanding under this facility and no outstanding borrowings, leaving $37.3 million of available capacity. As of December 31, 2024, we had $4.5 million in letters of credit outstanding under this facility and $10.0 million in outstanding borrowings, leaving $25.5 million of available capacity. The facility is annually renewed, and the

__________________________________________________________________________________________________________

current maturity date is September 30, 2026. This facility allows for term borrowings based on SOFR and is guaranteed by Titan SA. In connection with this borrowing facility, we have agreed to customary non-financial covenants, including restrictions on incurring certain liens on or disposing of certain existing assets without notification to the lender. As of December 31, 2025, we were in compliance with all the covenants associated with the facility.
We have an additional uncommitted credit facility with Citibank, N.A. totaling $60.0 million, none of which is available for the issuance of letters of credit. As of December 31, 2025, we had no outstanding borrowings under this facility, leaving $60.0 million available for borrowing. As of December 31, 2024, we had $15.0 million in outstanding borrowings under this facility, leaving $45.0 million available for borrowing. The facility is annually renewed, and the current maturity date is April 29, 2026. This facility allows for term borrowings based on SOFR and is guaranteed by Titan SA. In connection with this borrowing facility, we have agreed to certain customary non-financial covenants, including restrictions on disposing of certain existing assets without notification to the lender. As of December 31, 2025, we were in compliance with the covenants associated with this facility.
Revolving credit facility with related party
At December 31, 2025, we had a committed €130.0 million (or $152.8 million U.S. dollar equivalent) multicurrency borrowing facility with TGF. We had no outstanding borrowings December 31, 2025. At December 31, 2024, we had a committed €130.0 million (or $135.1 million U.S. dollar equivalent) multicurrency borrowing facility with TGF. We had €12.8 million ($13.3 million) in outstanding borrowings with available capacity of €117.2 million ($121.8 million) at December 31, 2024. This facility was amended on July 31, 2024, to increase the total available credit facility from €100.0 million to €130.0 million. In August 2025, the facility maturity date was extended to January 30, 2030. This multicurrency borrowing facility bears interest at variable rates, permits drawdowns and repayments. There are no financial covenants associated with this facility.
Intragroup Cash Management Agreement
On February 1, 2024, we entered into a cash management agreement with TGF. The agreement is effective until either party provides written notice of termination. Pursuant to this agreement, our two existing HSBC UK bank accounts, one denominated in U.S. dollars and one denominated in Euros, are funded when there are negative daily balances. Fundings were subject to maximum borrowing limits of $15.0 million and €15.0 million, respectively through March 31, 2025. On April 1, 2025, the maximum borrowing limits for U.S. dollars was increased to $30.0 million. Conversely, when there are cash balances in either account, these funds are swept as a deposit into the TGF concentration account. There are no deposit limits.
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
We had no outstanding borrowings under this agreement as of December 31, 2025. At December 31, 2024, we had $6.1 million in outstanding borrowings under this agreement.
Term loans with related party
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

__________________________________________________________________________________________________________

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
In June 2021, we entered into the following term loans with TGF:
•a €32.8 million loan bearing interest at 3.35% and maturing on July 7, 2027, and
•a €45.0 million loan bearing interest at 3.15% and maturing on November 14, 2024. On April 29, 2024, the loan was amended to: (i) increase the principal to €50.0 million bearing an interest rate of 4.80% and (ii) extend its maturity to June 11, 2029.
There are no financial covenants associated with these loans.
On November 15, 2024, we entered into a €150.0 million term loan with TGF, bearing interest at 3.20% and maturing on July 7, 2027. The proceeds of this term loan were used to settle €30.0 million borrowings then outstanding on the multicurrency revolving credit facility with TGF and the €120.0 million term loan with TGF maturing on November 15, 2024, as described above. There are no financial covenants associated with this loan.
For the above Euro denominated loans, and as further described below, we have entered into derivative transactions with reputable financial institutions to hedge the foreign currency risk and, in essence, convert the Euro denominated debt to U.S. dollar debt.
Lease liabilities
As of December 31, 2025, we had lease liabilities totaling $66.6 million, with $27.7 million (41.6%) of that amount due in more than five years, $27.7 million (41.6%) due within one to five years, and $11.2 million (16.8%) due within one year. As of December 31, 2024, we had lease liabilities totaling $68.4 million, with $29.2 million (43%) of that amount due in more than five years, $26.7 million (39%) due within one to five years, and $12.4 million (18%) due within one year.
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

__________________________________________________________________________________________________________

•Notional amount of €32.8 million at $1.17488 to €1.00 with a value date of January 26, 2026. Subsequent to December 31, 2025, the Company renewed this short-term foreign exchange derivative with a value date of May 20, 2026 (notional amount €32,800 at 1.15668 to €1.00).
Initial public offering
On February 10, 2025, the Company completed its initial public offering of 24,000,000 common shares (the "IPO"). The IPO was comprised of a primary offering of 9,000,000 newly issued common shares and a secondary offering of 15,000,000 existing common shares from Titan SA (the selling shareholder). The common shares were sold at an offering price of $16.00 per share, generating proceeds of approximately $136.8 million, after deducting underwriting discounts and other commissions. Our common shares began trading on the New York Stock Exchange on February 7, 2025 under the symbol "TTAM".
On March 11, 2025, the underwriters exercised a portion of their overallotment option to purchase 580,756 additional existing shares from Titan SA (the selling shareholder). The Company did not receive any additional proceeds from the sale of these shares. After completion of the IPO, the Company had 184,362,465 common shares issued and outstanding.
Cash Flows
The following table summarizes the net cash provided by and used in operating, investing and financing activities for the periods indicated:

	Years Ended December 31
	2025	2024	2023
($ in thousands)
Net cash provided by operating activities	$295,414	$248,037	$227,125
Net cash used in investing activities	(152,176)	(135,803)	(117,653)
Net cash used in financing activities	56,388	(123,326)	(117,779)
Net Cash provided by Operating Activities
During the fiscal year ended December 31, 2025, net cash provided by operating activities was $295.4 million primarily as a result of:
•Income before income taxes of $244.8 million, adjusted to exclude the effect of non-cash expenses, including $108.7 million of depreciation, depletion and amortization, $3.8 million of share based compensation, finance cost of $28.3 million which, when paid, is classified as a cash flow used in financing activities partially offset by finance income of $5.8 million which, when received, is classified as a cash flow provided by investing activities.
•Net cash outflows of $27.1 million primarily arising from decreases in operating liabilities, including lower accounts payable and increases in operating assets, including higher trade receivables.
•Income tax payments, net of income tax refunds of $55.5 million. Cash payments for income taxes were less than income tax expense primarily due to higher bonus depreciation due to 2025 tax legislation.
During the fiscal year ended December 31, 2024, net cash provided by operating activities was $248.0 million primarily as a result of:
•Income before income taxes of $223.6 million, adjusted to exclude the effect of non-cash expenses, including $99.9 million of depreciation, depletion and amortization and $3.8 million of stock-based compensation as well as finance cost of $27.6 million which, when paid, is classified as a cash flow used in financing activities.
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

__________________________________________________________________________________________________________

During the fiscal year ended December 31, 2023, net cash provided by operating activities was $227.1 million primarily as a result of:
•Income before income taxes of $202.4 million, adjusted to exclude the effect of non-cash expenses, including $91.1 million of depreciation, depletion and amortization and $3.1 million of stock-based compensation as well as finance cost of $23.2 million which, when paid, is classified as a cash flow used in financing activities.
•Net cash outflows of $42.3 million primarily arising from: (i) increases in operating assets, including higher inventory levels ($9.2 million) primarily associated with spare parts held in advance of 2024 maintenance campaigns, and (ii) reductions in operating liabilities, including lower accounts payable and accrued expenses ($33.9 million) primarily associated with the timing of payments to suppliers.
•Income tax payments, net of income tax refunds of $53.1 million. Due to timing and calculation of tax prepayments under Greek tax law, cash outlays for income taxes are expected to exceed income tax expense in years where taxable income increases when compared to the preceding period.
Net Cash used in Investing Activities
During the fiscal year ended December 31, 2025, net cash used for investing activities was $152.2 million, of which $160.5 million and $3.8 million was invested in property, plant and equipment and identifiable intangible assets, respectively. These amounts were partially offset by interest received of $5.8 million and proceeds from the sale of our STET business of $5.4 million.
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
Net Cash used in Financing Activities
During the fiscal year ended December 31, 2025, net cash provided by financing activities was $56.4 million, primarily due to:
•Proceeds from our initial public offering of $144.0 million;
•Net settlements and collateral payments of $37.4 million made to financial institutions arising from derivative financial instruments;

•Payments for initial public offering costs of $9.4 million;

•Payments under lease liabilities of $10.1 million;

•Repayments to a related party borrowings (TGF) totaling $21.1 million;

•Interest paid of $23.6 million;

•Repayments of third-party lines of credit totaling $25.0 million;

•Share premium distributions paid to shareholders of $29.5 million.
During the fiscal year ended December 31, 2024, net cash used in financing activities was $123.3 million, primarily due to:
•Interest paid of $25.4 million.
•Dividends and returns of capital paid to shareholders of $85.1 million and $51.6 million, respectively.
•Payments under lease liabilities of $9.5 million.

__________________________________________________________________________________________________________

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

C. Research and Development
Our innovation and technology efforts allow us to better anticipate and meet customer needs for novel technologies, higher-performing materials and greater productivity. The Titan America Innovation Hub (the “Innovation Hub”) located in Miami, Florida, provides a collaboration space for innovators, startups, entrepreneurs and researchers to develop, launch and scale products and services for a safe, resilient and sustainable world. The Innovation Hub is closely linked to our product development and application laboratories network and informs and supports our innovation roadmap.
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

__________________________________________________________________________________________________________

We are a pioneer in developing and commercializing lower carbon and high-performing cements, enabled by manufacturing and material science innovations. We have substantially converted from OPC to Type IL in our cement plants, which have up to 10% lower CO2 than OPC. We introduced BrightCem®, an industry-first ASTM C1157 performance-based cement with a high percentage of limestone for specialized end markets. We have obtained FDOT, North Carolina Department of Transportation, and Virginia Department of Transportation approval for ASTM C595 Type IT blended cement in our key markets, which feature up to 50% lower embodied CO2 than OPC. Looking to the future, we are pursuing the development of calcined clay, which is a next-generation, higher-performing SCM made with commonly available clays. Our Roanoke Cement Company has been awarded a DOE grant to build a first-of-its-kind calcined clay production line in the United States to produce LC3.
We are conducting studies for Carbon Capture, Utilization, and Storage (“CCUS”) facilities at both of our cement plants, including a project partially funded by the DOE’s CarbonSAFE program. The CCUS projects are evaluating the feasibility of developing regional CO2 storage hubs at our cement plant sites that would ultimately provide access for carbon safe storage within geological features beneath the premises of the cement plants, avoid dependency on external CO2 distribution networks and reduce the logistics and transportation costs of captured CO2 from our cement plants. Pennsuco’s studies have advanced to phase II of the CarbonSAFE program that includes detailed geological studies with deep core drilling exploration inside the plant’s property at a total cost of $11.5 million the majority of which is funded by DOE. Roanoke has already completed phase I with the development of a general geologic model and been selection for negotiation to proceed to phase II similar to Pennsuco. The funding and further advancement of both projects is currently being evaluated by the DOE.
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
Our ready-mix concrete businesses create highly customized concrete mixes to meet the increasingly demanding expectations of our customers. Our GreenCrete® product line has third-party verified embodied CO2 contents well below industry averages, which are highly sought for data center constuction to support the environmental goals of the hyperscalers. The embodied CO2 is the amount of CO2 associated with the production of any product, from raw material extraction until it leaves our plants. The embodied CO2 is quantified according to the Product Category Rules (“PCRs”) for cement and concrete and reported in an Environmental Product Declaration (“EPD”). PCRs and EPDs are in accordance with ISO standards and are recognized by our customers and industry specifications such as ACI 323 “Low Carbon Concrete — Code Requirements and Commentary”. In accordance with ISO, the EPDs are third-party verified, which means we hired an independent organization to verify that our information is correct and in accordance with the PCRs.
Additionally, our ultra-flat and extended joint spacing concrete mixes offer low shrinkage and high cracking resistance, accelerating construction time and reducing long-term maintenance costs by eliminating the need for joints in commercial and industrial warehouse floors, offering a compelling value proposition for advanced manufacturing facilities that utilize robotics or other automated operations. We offer a line of marine concrete mixes to meet the growing needs of coastal infrastructure across our footprint, including seawalls, bridges, tunnels, wind farms and artificial reefs. Our HPC mixes enable our customers to operate on the cutting edge of strength, durability and deflection for high-rise construction.
We are a consortium member of the South Florida Risk and Resilience Tech Hub, an initiative by the U.S. Department of Commerce to catalyze commercialization infrastructure technologies that enhance resiliency.
Through a partnership with Titan Group’s Corporate Venture Capital fund, we collaborate with some of the most innovative companies in our industry. An investment in Natrx, a North Carolina-based startup that combines remote sensing, digital manufacturing, and Lower-Carbon Cement to make 3D printed seawalls to protect coastal assets and ecosystem, expands the size of the available market in the areas in which we operate. Similar investments in North America include Rondo, Carbon Upcycling Technologies, and Concrete.ai, each of which provides us with direct access to new technologies.

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

D. Trend Information

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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
Depreciation is a significant estimate in the valuation of property, plant and equipment, and except for quarries and refurbishments, it is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

	Cement	Aggregates	Other Product Lines
Land improvements	15 - 30	15	15
Building and improvements	25	25	25
Machinery and equipment	15-30	10-20	5-15
Mobile equipment	7-25	7-15	7
Marine equipment	20	20	n/a
Auto and truck	8	8	8
Furniture and fixtures	3-5	3-5	3-5
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
A one-year increase in the assumed asset lives would increase income before income taxes by $9.5 million for the fiscal year ended December 31, 2025. A one-year decrease in the assumed asset lives would decrease income before income taxes by $11.7 million for the fiscal year ended December 31, 2025.
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

__________________________________________________________________________________________________________

Impairment of goodwill
We conduct impairment tests of goodwill using the recoverable amounts of cash-generating units (“CGUs”), which are determined based on value-in-use calculations.
As of December 31, 2025, we have not recorded any impairment of goodwill or indefinite-lived intangible assets, as the recoverable amounts of our CGUs are estimated to exceed their respective carrying amounts. Goodwill and indefinite-lived intangible assets have been allocated to various CGUs, including the Mid-Atlantic and Florida business segments, with total goodwill and indefinite-lived intangible assets amounting to $235.5 million for both the fiscal year ended December 31, 2025 and for the fiscal year ended December 31, 2024.
The recoverable amount of all CGUs has been determined based on value-in-use calculations that use pre-tax cash flow projections based on financial budgets and forecasts approved by management covering a five-year period. Cash flows beyond this period are extrapolated using estimated long-term growth rates. The value-in-use calculations are most sensitive to the following assumptions:
•Sales volumes
•Selling prices
•Long-term growth rates
•Discount rates
Management estimates sales volumes using independent industry forecasts and considers our market position relative to competitors. We assume weighted average sales volume compound annual growth rates ranging from (0.4)% to 8.5% for our core operating activities for the 2025-2029 period.
For selling prices, we assume weighted average net realized selling price compound annual growth rates generally ranging from 0.7% to 4.3% for the same period. The growth rates reflect competitive supply dynamics and structural supply constraints in relevant markets.
Long-term growth rates are based on published industry research and demographic trends, such as population growth, household formation and economic output (among other factors), in the states where we operate. These rates also consider cement/concrete intensity in construction, which varies by state. As of December 31, 2025, long-term growth rates were estimated by management to be 2.4%.
Discount rates reflect the current market assessment of the risks associated with each CGU. The pre-tax discount rates used in the value-in-use calculations were 12.3% for the fiscal year ended December 31, 2025 and 9.8% for the fiscal year ended December 31, 2024.
We have analyzed the sensitivities of the recoverable amounts to reasonably possible changes in key assumptions. A 100 basis point increase in our discount rate or a 50 basis point decrease in our long-term growth rate would still result in significant headroom indicating our goodwill is not at risk of impairment. The detailed analyses have been reviewed by our management and did not reveal any scenarios that would result in the carrying values of the CGUs exceeding their recoverable amounts as of December 31, 2025.
Fair value measurements
Recurring fair value measurements are those that the accounting standards require or permit in the statement of financial position at the end of each reporting period. The estimated fair value under IFRS represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation (i.e., an exit price or a market-based measurement). The concept of exit value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1,

__________________________________________________________________________________________________________

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
Estimated costs associated with such rehabilitation activities represent management’s best estimate of expenditures required to settle the present obligation at the balance sheet date and are measured at the present value of future cash outflows expected to be incurred. Such cost estimates, initially expressed at current price levels, are adjusted for inflation (between 2.31% and 2.86% at December 31, 2025, between 2.25% and 2.44% at December 31, 2024 and between 2.34% and 2.89% at December 31, 2023) to reflect expected annual cost increases between the date of the estimate and the forecasted payment date. The estimates are then discounted to present value at a rate consistent with the duration of the liability. Where a closure and restoration obligation arises from quarry/mine development activities or relates to the decommissioning of property, plant and equipment, the provision can be capitalized as part of the cost of the associated asset (intangible or tangible). The capitalized cost is depreciated over the useful life of the asset and any change in the net present value of the expected liability is included in finance cost, unless it arises from changes in valuation

__________________________________________________________________________________________________________

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

Period Ended	Decrease in USD: Euro FX Rate	Effect on profit before tax (-/+)	Increase in USD: Euro FX Rate	Effect on profit before tax (+/-)
12/31/2025	5.0%	—	(5.0)%	—
12/31/2024	5.0%	—	(5.0)%	—
12/31/2023	5.0%	—	(5.0)%	—
As we have no material interest-bearing assets, our income and operating cash flows are not directly impacted by changes in market interest rates. Our interest rate risk arises from short-term and long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our policy for long-term borrowings will vary and is managed by us in coordination with Titan SA’s group treasury function. The following table demonstrates the sensitivity of our profit before income tax (considering the impact of the outstanding floating rate borrowings at the end of the period) to reasonable changes in interest rates, with all other variables held constant:

Period Ended	Interest Rate Increase	Effect on profit before tax (-/+)	Interest Rate Decrease	Effect on profit before tax (+/-)
12/31/2025	1.0%	—	(1.0)%	—
12/31/2024	1.0%	133	(1.0)%	(133)
12/31/2023	1.0%	403	(1.0)%	(403)
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

__________________________________________________________________________________________________________

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the current members of the board of directors and Executive Officers of Titan America, their responsibility as a director or officer, age, the number of years they have served as a director or officer, and other principal business activities outside the Company as of December 31, 2025.
Board of Directors

Marcel Cobuz
Responsibility as a Director: •Chair of the Board of Directors •Chair, Nominating and Compensation Committee •Member, Finance Committee
Age: 54
Number of Years Served as a Director: 1 year
Principal Business Activities Outside Titan America: Executive Director, Titan SA
Brief Personal History:
2022 - Chair Designate and Member, Titan SA’s Group Executive Committee
2018-2022 - Head of Europe and Group Innovation, Holcim

William John Antholis
Responsibility as a Director: •Member, Nominating and Compensation Committee
Age: 60
Number of Years Served as a Director: 1 year
Principal Business Activities Outside Titan America: Chief Executive Officer and Director, Miller Center
Brief Personal History:
2025 - Trustee, Deon Policy Institute
2025 - Trustee, American Ditchly Foundation
2018-2025 - Board member, Titan SA
2015-2024 - Trustee, American College of Greece
2004-2014 - Managing Director, Brookings Institution

James “Jay” Bachmann
Responsibility as a Director: •Member, Audit and Risk Committee
Age: 57
Number of Years Served as a Director: 1 year
Principal Business Activities Outside Titan America: Executive coaching and consulting
Brief Personal History:
2022 - January 2026 - President, U.S. Interior Products Group, CertainTeed Corporation
2024 - Board Member, Go Labs, Inc.
2020-2022 - General Manager, CertainTeed US Gypsum
2014-2020 - Chief Executive Officer and Board Member, Continental Building Products, Inc.

__________________________________________________________________________________________________________

Michael Colakides
Responsibility as a Director: •Chair, Finance Committee •Member, Nominating and Compensation Committee
Age: 71
Number of Years Served as a Director: 1 year
Principal Business Activities Outside Titan America: •Managing Director, Titan S.A. •Chair of Board of Directors, Alpha Bank Cyprus
Brief Personal History:
2014-2025 - Chief Financial Officer, Titan S.A.
2007-2013 - Deputy Chief Executive Officer - Group Risk Executive Officer, EFG Eurobank Ergasias S.A.
2000-2007 - Vice-Chair and Managing Director, Piraeus Bank S.A.
1994-2000 - Group Chief Financial Officer and Executive Member, Titan Cement Company S.A.
1979-1993 - Various senior leadership positions, Citibank Greece

Sandra Santos
Responsibility as a Director: •Chair and Audit Committee Financial Expert, Audit and Risk Committee
Age: 54
Number of Years Served as a Director: 1 year
Principal Business Activities Outside Titan America: CEO, Logoplaste Group; EDP, Non-Executive Director
Brief Personal History:
2024-2025 - Board member, Titan Cement International
2024-2025 - Non-Executive Director, BA Glass B.V.
2023-2024 - Non-Executive Director, BPI
2019-2025 - Non-Executive Director, The Navigator Company
2014-2024 - Chief Executive Officer, BA Glass B.V.
2007-2014 - Chief Financial Officer, BA Glass B.V.

Wim Van der Smissen
Responsibility as a Director: •Member, Audit and Risk Committee
Age: 65
Number of Years Served as a Director: 1 year
Principal Business Activities Outside Titan America: Chief Financial Officer, CFO Center
Brief Personal History:
2010-2020 - Vice President Finance & IT Europe, Bemis Europe Holdings, S.A. (later Amcor plc)
2007-2010 - Chief Financial Officer, Reynaers Aluminium
1983-2006 - Various positions, Unilever Belgium nv and Unilever, nv

__________________________________________________________________________________________________________

Bill Zarkalis
Responsibility as a Director: •Member, Finance Committee
Age: 64
Number of Years Served as a Director: 1 year
Principal Business Activities Outside Titan America: None
Brief Personal History:
2010-2014 - Chief Financial Officer, Titan Cement Company S.A.
2008-2010 - Executive Director, Business Development and Strategic Planning, Titan Cement Company S.A.
Corporate Executive Officers
In addition to Bill Zarkalis, the six individuals set forth below are the current Corporate Executive Officers of Titan America as of December 31, 2025. Refer to “Board Practices” in Item 6.C.

Larry Wilt
Responsibility as an Officer: Chief Financial Officer
Age: 61
Number of Years Served as a Corporate Executive Officer: 26 years
Principal Business Activities Outside Titan America: None
Brief Personal History:
1996-2000 - Corporate Controller, Tarmac America, Inc.
1995-1996 - Manager, Internal Audit, Tarmac America, Inc.

John Christy
Responsibility as an Officer: Chief Legal Counsel
Age: 67
Number of Years Served as a Corporate Executive Officer: 10 years
Principal Business Activities Outside Titan America: None
Brief Personal History:
2011-2015 - Senior Vice President, General Counsel and Secretary, Owens Corning
1996-2011 - Various positions, Law Department, Owens Corning

Dan Quirk
Responsibility as an Officer: Chief Accounting Officer
Age: 56
Number of Years Served as a Corporate Executive Officer: 1 years
Principal Business Activities Outside Titan America: None
Brief Personal History:
2023-2024 - Executive Vice President of Finance and Accounting, Fisker, Inc.
1991-2023 - Partner, Ernst & Young LLP

Maria Clara Silva
Responsibility as an Officer: Chief Human Resources Officer
Age: 55
Number of Years Served as a Corporate Executive Officer: 0 years
Principal Business Activities Outside Titan America: None
Brief Personal History:
2021-2025 - Vice President of Human Resources, Oshkosh Corporation
2013-2020 - CHRO/VP Human Resources, Valaris plc
1993-2013 - Sales, Product & Marketing management, Dow Chemical Co.

__________________________________________________________________________________________________________

Kevin Baird
Responsibility as an Officer: President, Titan Mid-Atlantic
Age: 59
Number of Years Served as a Corporate Executive Officer: 9 years
Principal Business Activities Outside Titan America: None
Brief Personal History:
2013-2017 - Senior Vice President of Ready-Mix Operations and Florida Concrete Products, Titan America LLC
2011-2013 - Vice President, Cement and Aggregate Operations - Florida Business Segment, Titan America LLC

Jason Morin
Responsibility as an Officer: President, Titan Florida
Age: 54
Number of Years Served as a Corporate Executive Officer: 0 years
Principal Business Activities Outside Titan America: None
Brief Personal History:
2023-2025 - Founder, Rearden Advisors
2019-2023 - CEO, Black Mountain Sand
     Bill Zarkalis, Larry Wilt, John Christy, Dan Quirk, Maria Clara Silva, Kevin Baird and Jason Morin are engaged on a full-time basis by Titan America. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

B: Compensation

Under Belgian law requirements, Titan America is required to disclose, in the clarification on its annual accounts, the aggregated compensation awarded to its directors. We are under no Belgian law obligation to disclose individual executive compensation awarded to our Executive Officers under Belgian law.
(1) Remuneration for Directors and Corporate Executive Officers
The aggregated compensation paid or granted (as applicable) to our Directors (for their roles as Directors only) for the immediately preceding fiscal year is $646,909.
The aggregate value of amounts paid or granted (as applicable) to our Directors and Corporate Executive Officers for the immediately preceding fiscal year is $13,016,613. This total includes amounts paid to two executive officers who left the Company in 2025, and one individual who left the Company in 2024 and received certain payments in 2025.
For the stock-based compensation granted to our Directors and Corporate Executive Officers for the immediately preceding fiscal year, refer to the section titled “Item 6.E. Share Ownership.”
(2) Remuneration for Directors on an individual basis
Board of Director Compensation
We pay our directors for their service on our Board of Directors as follows:

__________________________________________________________________________________________________________

Compensation	Independent Directors Stock-Based Compensation

Each independent director receives $175,000 gross per annum for the 2025 fiscal year for their service as a member of the board of directors (as approved by the general meeting of Titan America). Independent directors are not entitled to additional compensation for their membership in the board committees.
The remuneration of the independent directors consists of:
•  a board cash retainer, which represents 50% of their total annual board compensation ($87,500); and
•  an annual stock-based compensation, which represents 50% of their total board compensation ($87,500).
There is no performance-based variable pay or pension provided to independent directors.
Non-independent directors do not receive cash or stock-based compensation due to their membership on the board of directors.

To further align the interests of the independent directors of the board of directors with those of shareholders, part of the approved total compensation for the independent directors is granted in the form of restricted share units that are settled after paying a nominal purchase price.
The number of restricted share units is based on the annual stock-based compensation and the average Company share closing price during the last seven trading days of March of the grant year.
The vesting period for the restricted share units is one year, subject to the independent director’s continued service.
Stock Ownership: Independent directors are required to build and maintain a minimum threshold in company shares of a fixed multiple of 1x annual cash retainer, and they have five years from the year they are first elected to the board of directors to comply.

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

__________________________________________________________________________________________________________

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
Security Ownership of Certain Beneficial Owners and Management
Under the new two-tiered long term incentive program, our senior executives are expected to retain, on a rolling five-year basis, at least 20% of their total vested awards. Our senior executives have five (5) years to reach this requirement from the later of (i) January 1, 2025, or (ii) their applicable date of hire.
Pension and Similar Retirement Benefits
We do not maintain a pension plan for our senior executives or directors. We sponsor a defined contribution retirement and 401(k) savings plan, which covers substantially all of our employees.
Equity Program (LTI)
On March 19, 2025, we adopted the Titan America SA 2025 Omnibus Incentive Plan to provide awards of equity incentives to our employees (including our senior executives) and our directors.
The individual awards granted are based on each participant’s position, fixed salary, individual performance and potential for development. Awards are comprised of time and performance-based units.
Restricted Share Units (“RSUs”): Awards granted to participants in the form of RSUs are settled after paying a nominal purchase price. RSUs are rights to receive common shares once vested. The number of RSUs is determined based on the average Titan America share closing price on the New York Stock Exchange during the last seven trading days of March of the grant year. The vesting date is March 31 of the third year following the grant date, subject to continued employment.
Performance Share Units (“PSUs”): Awards granted to participants in the form of PSUs are settled after paying a nominal purchase price. PSUs are rights to receive common shares once vested. The number of PSUs is determined based on the average Titan America share closing price on the New York Stock Exchange during the last seven trading days of March of the grant year.The vesting and settlement will be linked to actual performance against pre-set KPIs. The performance period for grants of PSUs is three years. Payout at threshold performance is 50% of the granted number of PSUs, target payout is 100% of the granted number of PSUs,

__________________________________________________________________________________________________________

and in case of overachievement (stretch), payout is capped at 150% with linear calculation of payout between each of these three levels of achievement. The vesting date is March 31 of the third year following the grant date, subject to continued employment.
For specific Titan America senior executives, part of their individual LTI award may be granted in the form of Titan SA RSUs and PSUs subject to the approval of Titan SA’s respective bodies.
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
Director Independence and Controlled Company Exception
As a foreign private issuer and controlled company, under the listing requirements and rules of the NYSE, Titan America is not be required to have a board of directors comprised of a majority of independent directors, except that Titan America’s Audit and Risk Committee is required to consist fully of independent directors, subject to certain phase-in schedules. Titan America does not rely on this exemption and a majority of its board of directors are independent.
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
Committees of the Board of Directors

__________________________________________________________________________________________________________

Titan America has an Audit and Risk Committee, a Nominating and Compensation Committee and a Finance Committee, with each committee having a written charter.
Audit and Risk Committee
The Audit and Risk Committee of Titan America’s board of directors (the “Audit and Risk Committee”) comprises of Sandra Santos (Chair), Wim Van der Smissen and Jay Bachmann. Titan America’s board of directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the Audit and Risk Committee, of the NYSE and the SEC, or qualifies for a relevant exemption therefrom. Michael Colakides serves as a non-independent, non-voting observer to the Audit and Risk Committee. Titan America’s board of directors determined that the members of the Audit and Risk Committee are “financially literate” within the meaning of the NYSE rules. Sandra Santos is the audit committee financial expert as defined by the SEC rules.
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
Clawback Policy
Titan America’s Nominating and Compensation Committee has approved a Policy for the Recovery of Erroneously Awarded Compensation (the “Clawback Policy”) to comply with the final clawback rules adopted by the SEC under Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and the other associated listing standards.

__________________________________________________________________________________________________________

We are required to claw back erroneously awarded incentive-based compensation from our current and former senior executives (“Covered Officers”) if we are required to prepare an accounting restatement.
The recovery of such compensation under the Clawback Policy applies regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. The Nominating and Compensation Committee oversees the administration of the Clawback Policy. A copy of Titan America’s Clawback Policy is incorporated by reference into Exhibit 97.1 to this Annual Report.
Nominating and Compensation Committee
Titan America’s nominating and compensation committee of the board of directors (the “Nominating and Compensation Committee”) comprises of Marcel Cobuz (Chair), Michael Colakides and William Antholis. So long as Titan Group beneficially owns more than a majority of the voting power for the election of directors and Titan America remains a “controlled company,” it will not be required to have a Nominating and Compensation Committee comprised entirely of independent directors, and currently has one non-independent director on its Nominating and Compensation Committee. Titan America’s board of directors established a written charter setting forth the purpose, composition, authority and responsibility of the Nominating and Compensation Committee consistent with the rules of the NYSE and the SEC. The Nominating and Compensation Committee’s purpose is to assist the board in its oversight of executive compensation, management development and succession, director nominations and compensation and executive compensation disclosure. The principal responsibilities and duties of the Nominating and Compensation Committee includes:
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

__________________________________________________________________________________________________________

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
Finance Committee
Titan America’s finance committee of the board of directors (the “Finance Committee”) comprises of Michael Colakides (Chair), Marcel Cobuz and Bill Zarkalis. Titan America’s board of directors established a written charter setting forth the purpose, composition, authority and responsibility of the Finance Committee. The Finance Committee’s purpose is to review our capital structure and capital allocation, financial policies, practices and strategies, and take such action and make such reports and recommendations to our board of directors as it deems advisable.
Strategy Committee
Titan America’s strategy committee of the board of directors (the “Strategy Committee”) comprises of Marcel Cobuz (Chair), Bill Zarkalis and Jay Bachmann. Titan America’s board of directors established a written charter setting forth the purpose, composition, authority and responsibility of the Strategy Committee. The Strategy Committee’s purpose is to assist the board of directors in reviewing and monitoring our strategy agenda and growth plans, and support the board in evaluating key strategic decisions on an ad hoc basis.

D. Employees

Our employee base for Titan America’s 2025 fiscal year consisted of 2,554 employees, spread across the United States. Our employee population is divided into our Florida business segment with 1,490 employees, our Mid-Atlantic business segment with 878 employees and our corporate support functions with 186 employees. At the end of fiscal year 2024, we had 2,742 employees. We have not had a significant number of temporary employees over the last three years. We maintain good relationships with all representative employee unions.

E. Share Ownership

The following table presents certain information as of March 20, 2026 with respect to the beneficial ownership of our common shares by:
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
The percentage of beneficial ownership is based on 184,362,465 common shares, which is the number of common shares outstanding as of March 20, 2026. All holders of our common shares will have the same voting rights.

__________________________________________________________________________________________________________

The address for each officer listed in the table is 5700 Lake Wright Drive, Suite 300, Norfolk, Virginia 23502 and for our directors listed in the table is 1000 Bruxelles, Place Sainte-Gudule 14, Belgium.

For further details regarding our equity incentive plans, refer to Note 19 to our audited consolidated financial statements included elsewhere in this document.

	Shares Beneficially Owned
Name of Beneficial Owner	Number of Common Shares	Restricted Stock Units		Beneficial Ownership Percentage(1)
Titan SA	159,781,709	—		87%
Named executive officers and Titan America’s directors:
Marcel Cobuz	—	—		—
Michael Colakides	—	—		—
Williams John Antholis(2)	—	5,849	*	—
James Bachmann(2)	—	5,849	*	—
Sandra Santos(2)	—	5,849	*	—
Wim Van der Smissen(2)	—	5,849	*	—
Bill Zarkalis(3)(5)	—	112,613	*	—
Larry Wilt(3)(5)	20,000	30,875	*	—
John Christy(3)(5)	—	23,123	*	—
Dan Quirk(3)(5)	—	8,703	*	—
Maria Silva(4)(5)	—	10,511	*	—
Kevin Baird(3)(5)	—	31,678	*	—
Jason Morin(3)(5)	—	24,399	*	—

*Represents beneficial ownership of less than 1%.

(1)     Percentage amount assumes the vesting and exercise of all time-based equity awards in this table, and no vesting or exercise of any other equity awards.

(2)     The RSUs were granted on August 4, 2025 pursuant to our Omnibus Plan and each RSU represents a contingent right to receive one share of our common stock upon settlement. The RSUs vest on March 31, 2026, subject to continued employment or service of the director through such vesting date. In general, upon termination of the director’s service, a pro-rated amount of the RSUs will remain outstanding and will vest on March 31, 2026. However, upon termination of the director’s service due to their death, a pro-rated amount of the RSUs will immediately vest. The pro-rated amount of unvested RSUs will be calculated as a ratio of calendar months completed by the director during the vesting period (numerator) to the length of the vesting period (denominator). If the director is terminated as a result of their disability or a qualifying retirement, all the unvested RSUs will remain outstanding and will vest on March 31, 2026. In addition, if the director is terminated in connection with or within 24 months following a change in control, all of their outstanding unvested RSUs will accelerate and vest.

(3)    The RSUs were granted on August 4, 2025 pursuant to our Omnibus Plan.

(4)    The RSUs were granted on October 10, 2025 pursuant to our Omnibus Plan.

(5)    Each RSU represents a contingent right to receive one share of our common stock upon settlement. The RSUs vest on March 31, 2028, subject to continued employment of the executive officer through such vesting date. All unvested RSUs will generally be forfeited upon any termination of employment. However, upon termination of the executive officer’s

__________________________________________________________________________________________________________

employment due to their death, a pro-rated amount of the RSUs will immediately vest. The pro-rated amount of unvested RSUs will be calculated as a ratio of calendar months completed by the executive officer during the vesting period (numerator) to the length of the vesting period (denominator). If the executive officer is terminated as a result of their disability or a qualifying retirement, all the unvested RSUs will remain outstanding and will vest on March 31, 2028. In addition, if the executive officer is terminated in connection with or within 24 months following a change in control, all of their outstanding unvested RSUs will accelerate and vest.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2025, there were 184,362,465 common shares outstanding. At March 20, 2026, Titan SA owned approximately 87% of our outstanding common shares and continues to have significant control over our business and affairs and matters being presented for approval by our shareholders. In addition, Titan SA continues to consolidate our financial results in its consolidated financial statements.
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
Shared Services Agreement
Many key services required by us for the operation of our business are provided by Titan Group. In February 2025, we entered into a shared services agreement with Titan Cement Company S.A., on behalf of itself and its affiliated entities, for an initial term of five years with an option to renew for additional two-year periods. Under the terms of this shared services agreement, Titan Group will provide us with services relating to corporate functions such as information technology, engineering, accounting, certain additional legal, treasury and investor relations support, human resources, tax, employee benefits and incentives and corporate communications, as well as regulatory and anti-fraud compliance.
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

__________________________________________________________________________________________________________

Titan Global Finance PLC Revolving Credit Facility
On April 10, 2017, Titan America LLC entered into a €250.0 million ($279.9 million U.S. dollar equivalent) multicurrency borrowing facility with TGF, an affiliate of Titan Group. On July 10, 2019, the borrowing facility was amended to increase the commitment to €340.0 million ($380.7 million U.S. dollar equivalent), which was then reduced to €100.0 million ($110.5 million U.S. dollar equivalent) by an amendment dated April 29, 2020 and subsequently increased to €130.0 million ($145.5 million U.S. dollar equivalent) by an amendment dated July 31, 2024. In January 2022, the termination date of the borrowing facility agreement was extended by four years to January 30, 2026. In August 2025, the facility maturity date was extended to January 30, 2030. This multicurrency borrowing facility bears interest at a variable rate based on the currency and term of the drawdown, permits drawdowns and repayments and has no financial covenants.
As of December 31, 2025, the amount drawn on the facility was €0.0. As of December 31, 2024, the amount drawn on the facility was €12.8 million ($40.3 million U.S. dollar equivalent).
Titan Global Finance PLC Notes and Term Loans
In December 2017, Titan America LLC entered into a €150.0 million ($167.9 million U.S. dollar equivalent) note payable with TGF, an affiliate of Titan Group, maturing on November 15, 2024. In April 2022, Titan America LLC repaid €30.0 million ($33.6 million U.S. dollar equivalent) of this note. As of December 31, 2024, €120.0 million ($134.4 million U.S. dollar equivalent) remained outstanding bearing interest at 3.05%. On November 15, 2024, we repaid this loan.
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
Revolving Credit Facilities Guaranteed by Titan SA
Titan America LLC has the following three credit facilities, which are each guaranteed by Titan SA:
Titan America LLC has a committed borrowing facility with Wells Fargo Bank, National Association totaling $45.0 million of which $20.0 million is also available for the issuance of letters of credit. As of December 31, 2025, Titan America LLC had $8.3 million in letters of credit outstanding with $36.7 million of available capacity. As of December 31, 2024, Titan America LLC had $7.7 million in letters of credit outstanding with $37.3 million of available capacity.
In addition to the committed credit facility described above, Titan America LLC has an uncommitted borrowing facility with HSBC Bank USA, National Association totaling $40.0 million of which the full amount is also available for the issuance of letters of credit. As of December 31, 2025, Titan America LLC had $2.7 million in letters of credit outstanding under this facility and $0 in borrowings, with $37.3 million of available of capacity. As of December 31, 2024, Titan America LLC had $4.8 million in letters of credit outstanding under this facility and no borrowings, with $35.2 million of available capacity.

__________________________________________________________________________________________________________

Titan America LLC has an additional uncommitted credit facility with Citibank, N.A. totaling $60.0 million, none of which is available for the issuance of letters of credit. As of December 31, 2025, there were no borrowings outstanding, with $60.0 million available for borrowing. As of December 31, 2024, there were $15.0 million borrowings outstanding under this facility and the full $45.0 million capacity remained available for borrowing.
For more information on these credit facilities, see “Item 5.B. Liquidity and Capital Resources—Revolving Credit Facilities with Banks.”
Intragroup Cash Management Agreement
On February 1, 2024, we entered into a cash management agreement with TGF. The agreement is effective until either party provides written notice of termination. Pursuant to this agreement, our two existing HSBC UK bank accounts, one denominated in U.S. dollars and one denominated in Euros, are funded when there are negative daily balances. Fundings are subject to maximum borrowing limits of $15.0 million and €15.0 million, respectively. On April 1, 2025, the maximum borrowing limits for U.S. dollars was increased to $30.0 million. Conversely, when there are cash balances in either account, these funds are swept as a deposit into the TGF concentration account. There are no deposit limits.
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
We had no outstanding borrowings under this agreement as of December 31, 2025. At December 31, 2024, we had $6.1 million in outstanding borrowings under this agreement.

Cement and Cementitious Products Supply Agreements
On a yearly basis, Titan America LLC, or its subsidiaries, enter into ordinary course of business supply agreements under the master supply agreement with Titan Cement Company S.A., an affiliate of Titan SA, for the purchase of a predetermined amount of cement and cementitious products for the following year at a price based on the arm’s length principle in accordance with the U.S. transfer pricing rules and the relevant OECD guidelines. For fiscal years ended December 31, 2025, 2024 and 2023, Titan America LLC purchased cement for a cost of $74.2 million, $103.3 million and $107.1 million, respectively.
Funding Arrangements Agreement
In February 2025, we entered into a funding arrangements agreement by and among Titan America, Titan America LLC, Titan SA, Titan Atlantic and Titan Global Finance PLC for an initial term of five years. The funding arrangements agreement may be automatically extended for additional consecutive two-year periods. This funding arrangements agreement provides that so long as the terms and conditions are favorable, Titan America LLC will continue using funding sources provided by: i) Titan Global Finance PLC, including, but not limited to, borrowing arrangements, and ii) Titan SA as far as guarantees of third-party loans are concerned and subject to a guarantee fee. Titan America LLC will continue participating in the Intragroup Cash Management Agreement, while Titan America and Titan Atlantic will also have access to these funding sources pursuant to the agreement.
STET Divestiture
On January 1, 2025, Titan America LLC divested its STET business in a sale for cash to Titan Cement Netherlands B.V., a wholly-owned subsidiary of Titan SA.

__________________________________________________________________________________________________________

STET Licensing Agreements
The ST fly ash sources where the proprietary fly ash beneficiation process has been installed are facilities which are owned and operated by ST and are co-located at power plant sites that are owned by a host electric utility. These fly ash sources are located in Baltimore, Maryland, York Haven, Pennsylvania and Tampa, Florida. ST pays no per ton fees to STET at its fly ash sources that do not utilize the proprietary fly ash beneficiation process. In June 2024, the intellectual property associated with the proprietary technology that then resided within ST was transferred from ST to ST Equipment & Technology LLC, a legal entity within the STET business. For more information on the proprietary fly ash beneficiation process and relationship between ST and ST Equipment & Technology LLC, see “Item 4.B. Business Overview—Digital Transformation.”
Related Party Transactions Approval Policy
Our Audit and Risk Committee has the primary responsibility for reviewing and approving related party transactions which are transactions between us and related persons in which the aggregate amount involved exceeds or is expected to exceed $120,000 and in which a related person has or may have a direct or indirect material interest. We have adopted a written policy with respect to the review and approval of related party transactions as well as an Audit and Risk Committee charter delegating to the Audit and Risk Committee the authority to review and approve any related party transactions.
C. Interests of Experts and Counsel

Not Applicable

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes of the consolidated financial statements.
C. Markets

Refer to "Offer and Listing Details" in Item 9.A.

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

Dividend Policy

We intend to pay quarterly cash dividends (or, as the case may be, return of issue premium, as set out below) to our shareholders on a pro-rata basis. Any recommendation by our board of directors to the general shareholders’ meeting to declare and pay dividends and any decision by our board of directors to declare and pay interim dividends in the future will be made at its discretion and will depend on, among other things, our results of operations, financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our current and future debt agreements, industry practice, legal requirements (including those noted below under Belgian law), cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may continue to be, limited by covenants of our current and future indebtedness, and on our ongoing ability to generate cash from operations and access to the capital markets. Accordingly, we may not declare or make, or may have to reduce or eliminate, payments of any dividends. Investors should not purchase our common shares with the expectation of receiving cash dividends.

__________________________________________________________________________________________________________

Furthermore, we have sufficient issue premium that allows us to retain the possibility of carrying out a consistent distribution policy through the return of (part) of the issue premium per common share (which can be decided upon by our general meeting subject to a simple majority). Any recommendation by our board of directors to the general shareholders’ meeting to return (part of) the issue premium is contingent on the factors as set out above.
All of our common shares have the same dividend rights as all of our other outstanding common shares. In general, distributions of dividends or return of issue premium proposed by our board of directors require the approval of our shareholders at a shareholders’ meeting, although our board of directors may declare interim dividends or return of issue premium without shareholder approval, subject to the terms and conditions of the Belgian Code on Companies and Associations.
Our ability to pay dividends or return issue premium in the future is also subject to availability of sufficient distributable profits as defined under Belgian law on the basis of our stand-alone statutory accounts prepared in accordance with Belgian GAAP. In particular, dividends and return of issue premium can only be distributed if following the declaration and issuance of such payments the amount of our net assets on the date of the closing of the last financial year as follows from the statutory non-consolidated financial statements (i.e., summarized, the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all in accordance with Belgian accounting rules, and, save in exceptional cases, to be mentioned and justified in the notes to the annual accounts, decreased with the non-amortized costs of incorporation and extension and the non-amortized costs for research and development), does not fall below the amount of the paid-up capital (or, if higher, the issued capital), increased with the amount of non-distributable reserves (which include, as the case may be, the unamortized part of any revaluation surpluses).
In addition, pursuant to Belgian law and our articles of association, we must allocate an amount of 5% of our Belgian GAAP annual net profit to a legal reserve in Titan America SA’s stand-alone statutory accounts, until the legal reserve amounts to 10% of our share capital. Our legal reserve currently does not meet this requirement, as it is still being formed and as we have not yet allocated any results for Titan America . Accordingly, 5% of our Belgian GAAP annual net profit during future years will need to be allocated to the legal reserve, further limiting our ability to pay out dividends to our shareholders.
For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see “Material Belgian Federal Income Tax Considerations.”

__________________________________________________________________________________________________________

B. Significant Changes

Refer to Note 28 to our audited consolidated financial statements included elsewhere in this document.

Item 9. The Offer and Listing

A. Offer and Listing Details

Trading Markets

The principal trading market for Titan America’s common shares NYSE in the form of common shares.
Titan America’s common shares, with no nominal value per share, have been listed on the NYSE since 2025 under the symbol “TTAM.”
B. Plan of Distribution

Not Applicable

D. Selling Shareholders

Not Applicable

E. Dilution

Refer to Note 25 to our audited consolidated financial statements included elsewhere in this document.

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

__________________________________________________________________________________________________________

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
Taxation of Dividends
Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our common shares (including any amount withheld in respect of Belgian taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.
We do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.
Subject to certain exceptions for short-term positions, dividends received by an individual with respect to the common shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the common shares will be treated as qualified dividends if:
•the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

__________________________________________________________________________________________________________

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

__________________________________________________________________________________________________________

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
Material Belgian Federal Income Tax Considerations
The following is a summary of the principal Belgian tax consequences for U.S. investors relating to the acquisition, the ownership and disposal of the common shares. This summary is based on the applicable laws, treaties and regulatory interpretations as in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have a retroactive effect, so as to result in Belgian tax consequences for U.S. investors different from those summarized below. Without any prejudice to the foregoing, we note that the Belgian federal government has announced several tax measures in its governmental agreement, and several drafts bills have already been submitted, which may potentially impact the tax summary set out below.
The summary only discusses Belgian tax aspects which are relevant to U.S. tax resident holders of the common shares. References in this section to “non-residents” refer to U.S. tax resident holders of the common shares (i.e., non-residents of Belgium). This summary does not purport to address all tax consequences associated with the acquisition, ownership and disposal of the common shares, and does not take into account the specific circumstances of any particular investor or the tax laws of any country other than

__________________________________________________________________________________________________________

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
1.Dividends
Dividend withholding tax
For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the common shares is generally treated as a dividend distribution. By way of exception, the return of capital carried out in accordance with the Belgian Code on Companies and Associations is not treated as a dividend distribution to the extent that such return is imputed to fiscal capital. Generally, fiscal capital includes paid-up statutory capital. Share premiums and other amounts subscribed to by paid-up contributions in cash or in kind (other than in industry (nijverheid/industrie)) at the time of the issuance of profit participating certificates or shares, are normally assimilated to fiscal paid-up capital if they are (and continue to be) reflected on one or more separate equity accounts on the liabilities side of the balance sheet. Note that, since 1 January 2018, any decision of capital reduction in accordance with the Belgian Code on Companies and Associations, the amount of the capital reduction will be deemed to be derived proportionally (a) from the fiscal capital and the amounts equivalent to the fiscal capital (such as share premiums assimilated to fiscal capital), on the one hand and (b) on the other hand, from the total of  (i) certain taxed reserves incorporated in the capital, (ii) certain taxed reserves not incorporated into the capital and (iii) certain untaxed reserves incorporated into the capital (it being understood that the imputation of the capital reduction on these different categories of reserves will be made in that order of priority). The part of the capital reduction that is deemed to be derived from the abovementioned taxed and untaxed reserves will be treated as a dividend distribution from a tax perspective. The part of the capital reduction that is deemed to derive from the abovementioned untaxed reserves may additionally give rise to a corporate income tax charge at the level of the Company.
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
Belgian dividend withholding tax relief for non-residents
Dividends distributed to non-resident individuals who do not use the common shares in the exercise of a professional activity, may be eligible for the tax exemption with respect to ordinary dividends for an amount of up to EUR 833 (amount applicable for income year 2026) per year. For the avoidance of doubt, all qualifying dividends paid or attributed to such non-resident individuals (and hence not only dividends paid or attributed on the common shares) are taken into account to assess whether such maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the common shares, such non-resident individual may request in its Belgian non-resident individual income tax return that any Belgian withholding tax levied on up to such an amount be credited and, as the case may be, reimbursed via the assessment notice (i.e., tax bill). However, if

__________________________________________________________________________________________________________

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
Please note that the above withholding tax exemptions will not be applicable to dividends which are connected to an arrangement or a series of arrangements for which the tax Belgian tax administration, taking into account all relevant facts and circumstances, has proven, absent evidence to the contrary, that this arrangement or this series of arrangements is not genuine and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the EU Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality. In addition, for dividends paid to a non-resident company whose corporate purpose consists solely or primarily in managing and investing funds collected in order to pay legal or complementary pensions, there is a (rebuttable) presumption that the arrangement or series of arrangements is not genuine if that company has not held the shares on which the dividends are distributed in full ownership for an uninterrupted period of 60 days. Dividends distributed by a Belgian company to non-resident companies on a share participation of less than 10% will under certain conditions be subject to an exemption from withholding tax, provided that the non-resident companies (i) are established in a EEA Member State other than Belgium or in a country with which Belgium has concluded a double tax treaty, where that treaty, or any other treaty concluded between Belgium and that jurisdiction, includes a qualifying exchange of information clause; (ii) have a legal form as the ones listed in Annex I, Part A to the EU Parent-Subsidiary Directive as amended from time to time or, have a legal form comparable to those listed in said Annex and which is governed by the law of another Member State or by the law of a country with which Belgium has concluded a double tax treaty; (iii) hold a share participation in the Belgian dividend distributing company, upon payment or attribution of the dividends, of less than 10% of the share capital but with an acquisition value of at least EUR 2.5 million; (iv) hold shares in the Belgium dividend

__________________________________________________________________________________________________________

distributing company that qualify as fixed financial assets (financiële vaste activa) if the non-resident company does not qualofy as a small company within the meaning of Article 1:24, §1 to §6 of the Belgian Code on Companies and Associations; (v) hold or will hold the common shares which give rise to the dividends in full legal ownership during an uninterrupted period of at least one year; and (vi) are subject to the corporate income tax regime or a tax regime similar to the corporate income tax without benefiting from a tax regime which deviates from the ordinary regime. The exemption from withholding tax is only applied to the extent that the Belgian withholding tax, which would be applicable absent the exemption, could not be credited nor reimbursed at the level of the qualifying, dividend receiving, company. The non-resident company must provide a certificate confirming, in addition to its full name, legal form, address and fiscal identification number (if applicable), its qualifying status and the fact that it meets the required conditions mentioned under (i) to (vi) above, and indicating to which extent the withholding tax, which would be applicable absent the exemption, is in principle creditable or reimbursable on the basis of the law as applicable on 31 December of the year preceding the year during which the dividend is paid or attributed.
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

__________________________________________________________________________________________________________

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
Investors should be aware that, as of July 29, 2025, two rebuttable presumptions of abuse apply to certain transactions involving securities accounts with a value exceeding EUR 1,000,000 prior to the transaction. Both (i) the conversion of dematerialised financial instruments into registered instruments (although investors should note that the common shares of Titan America are, for the purposes of Belgian company law, registered shares and cannot be converted into dematerialised shares for the purposes of Belgian company law), and (ii) transfer of (part of) financial instruments to another securities account held (alone or jointly) by the same person, will in principle not be opposable to the Belgian tax administration unless the taxpayer can demonstrate that such conversion or transfer was principally justified by motives other than tax avoidance.

__________________________________________________________________________________________________________

Investors should also note that a draft bill has recently been submitted to the Belgian Federal Parliament (n° 56-1378/001) which includes an increase of the tax rate for the Annual Tax on Securities Accounts to 0.30%. This draft bill is still subject to change.

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
In its 2026 Work Programme of 21 October 2025, the European Commission announced its intention to formally withdraw the draft FTT directive within 6 months, on the grounds that its adoption would no longer be in the general interest in view of its adoption date, lack of progress in the legislative process, potential burden and non-alignment with the EU’s priorities. As the sole legislator in EU tax matters, the EU Council may oppose the withdrawal of the Draft FTT Directive within 6 months. If the EU Council does not oppose it, this withdrawal would become final. Investors should however note that this does not mean that the FTT could not be reintroduced in another form in the future.

6. Common Reporting Standard (“CRS”)
The exchange of information is governed by the CRS. As of March 13, 2025, 126 jurisdictions had signed the multilateral competent authority agreement (“MCAA”), which is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.
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
As a result of the Law of December 16, 2015, the mandatory automatic exchange of information applies in Belgium (i) since income year 2016 (first information exchange in 2017) towards the EU Member States, (ii) since income year 2014 (first information exchange in 2016) towards the U.S. and (iii), with respect to any other non-EU States that have signed the MCAA, as of the respective date to be further determined by Royal Decree. In a Royal Decree of June 14, 2017, as amended, it has been provided that the automatic exchange of information has to be provided (i) as from 2017 (for financial year 2016) for a first list of eighteen foreign jurisdictions, (ii) as from 2018 (for financial year 2017) for a second list of 44 jurisdictions, (iii) as from 2019 (for financial year 2018) for a third list of another jurisdiction, (iv) as from 2020 (for financial year 2019) a fourth list of six jurisdictions and (v) as from 2023 (for financial year 2022) a fifth list of two jurisdictions (vi) as from 2024 (for financial year 2023) a sixth list of four jurisdictions, and (vii) as from 2025 (for financial year 2024) a seventh list of two jurisdictions
.
Investors who are in any doubt as to their position should consult their professional advisers.

__________________________________________________________________________________________________________

F. Dividends and Paying Agents

Not Applicable

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
D. American Depositary Shares
Not Applicable
Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

__________________________________________________________________________________________________________

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures
Item 15(a). Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer (principal executive officer) and our chief financial officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act), as of December 31, 2025. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports Titan America files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required, within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective because of material weaknesses in our internal control over financial reporting, as described in “Item 15(b). Management’s Annual Report on Internal Control over Financial Reporting.” Notwithstanding the material weaknesses in our internal control over financial reporting, we have concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS Accounting Standards as issued by the IASB.
Item 15(b). Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB (“IFRS”) and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the financial statements.
Under the supervision and with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management identified material weaknesses in our internal control over financial reporting as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
We determined that we have a material weakness as we did not effectively design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting. This material weakness contributed to the following material weaknesses:
•We did not design and maintain effective controls related to the period-end financial reporting process, including controls over the preparation and review of account reconciliations and journal entries. Additionally, we did not design and maintain

__________________________________________________________________________________________________________

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
•We did not design and maintain effective information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain sufficient:
◦user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel;
◦program change management controls to ensure that IT program and data changes are identified, tested, authorized and implemented appropriately;
◦computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and
◦program development controls to ensure that new software development is tested, authorized and implemented appropriately.
These IT deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures. Accordingly, our management has determined these IT deficiencies in the aggregate constitute a material weakness.
As a result of the above material weaknesses, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2025.
None of the material weaknesses described above resulted in a material misstatement to our consolidated financial statements. Nevertheless, each of the material weaknesses described above could result in misstatements to substantially all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.
Remediation Efforts and Status of Remediation of Material Weaknesses
During 2025, with the oversight of the Audit and Risk Committee of the Board of Directors, our management has been executing on and remains committed to implementing measures designed to ensure that the control deficiencies contributing to the ongoing material weaknesses are remediated, such that these controls are designed, implemented and operate effectively. The following activities are ongoing to remediate the remaining material weaknesses:
•We have prepared a remediation plan for the material weaknesses and are training process owners, and developing and implementing new policies and approval processes;
•We have made significant progress designing and implementing new controls, enhancing the design of existing controls, evaluating process adoption and monitoring results; and

__________________________________________________________________________________________________________

•We have engaged third party consultants to advise our management in connection with the remediation of the material weaknesses.
We believe we have made substantial progress toward achieving effectiveness of our internal control over financial reporting. The actions that have been taken are subject to continued review, implementation and testing by management, as well as oversight by the audit and risk committee of our board of directors. While our remediation efforts are expected to continue throughout Fiscal 2026, additional remediation initiatives may be necessary, and we cannot provide assurance as to when our remediation activities will be complete. The material weaknesses will not be considered remediated until we complete the design and implementation of the applicable controls, and they operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.
Item 15(c). Attestation Report of the Registered Public Accounting Firm
Not Applicable
Item 15(d). Changes in Internal Control over Financial Reporting
Other than as described above, there has been no change in our internal control over financial reporting during the fiscal year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

__________________________________________________________________________________________________________

Item 16C.    Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended December 31, 2024 and 2025.

	Fiscal year ended December 31
	2025	2024
	$ in millions
Audit Fees (1)	$2.5	$3.6
Audit-Related Fees (2)	$—	$—
Tax Fees (3)	$0.1	$—
All Other Fees (4)	$—	$—
	$2.6	$3.6

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	Tax fees primarily consist of fees for tax advice.

(4)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.

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
The percentages of (i) audit-related services, (ii) tax services and (iii) all other services that were approved by the Audit and Risk Committee are 96%, 4% and 0%, respectively.
Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

__________________________________________________________________________________________________________

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

Item 16H.    Mine Safety Disclosure

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is incorporated by reference as Exhibit 16.1 to this Annual Report.

__________________________________________________________________________________________________________

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable

Item 16J. Insider Trading Policies

Titan America has adopted an insider trading policy that governs the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to Titan America. A copy of Titan America’s insider trading policy is incorporated by reference into Exhibit 11.1 to this Annual Report.

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
In the fiscal year ended December 31, 2025, Titan America has not identified any cyberattacks that materially affected the Company. However, there can be no guarantee that there will not be a future incident. For more information about risks Titan America faces from cyberattacks, please refer to “Any delay or problem with operating or upgrading our existing information technology infrastructure could cause a disruption in our business and adversely impact our financial results.” included in “Risk Factors” in “Item 3. Key Information.”
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
Our Audit and Risk Committee and our board of directors receive quarterly and annual reports on information technology issues from our internal audit department. When applicable, these reports summarize our cybersecurity activity and incidents and include observations and recommendations to improve our procedural and operational management. Additionally the Director of Information Security, who monitors the daily status of cybersecurity at Titan America, reports periodically to the CISO.
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

4.2**
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

4.6*	Titan America SA 2025 Omnibus Incentive Plan, dated as of July 29,2025

8.1**	List of Subsidiaries of Titan America SA, incorporated by reference to Exhibit 21.1 to Titan America SA’s Registration Statement on Form F-1 (File No. 333-284251) filed on January 17, 2025

11.1**	Insider Trading Policy, incorporated by reference to Exhibit 11.1 to Titan America's Annual Report on Form 20-F (File No. 333-284251), for the year ended December 31, 2024, filed on April 4, 2025

12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

16.1*	Mine Safety and Health Administration Safety Data

96.1**
Technical Report Summary for Pennsuco Quarry, Miami-Dade County, Florida, incorporated by reference to Exhibit 96.1 to Titan America SA’s Registration Statement on Form F-1 (File No. 333-284251) filed on January 13, 2025

96.2**
Technical Report Summary for Roanoke Quarry, Botetourt County, Virginia, incorporated by reference to Exhibit 96.2 to Titan America SA’s Registration Statement on Form F-1 (File No. 333-284251) filed on January 13, 2025

__________________________________________________________________________________________________________

97.1**
Clawback Policy (incorporated by reference to Exhibit 97.1 to Titan America's Annual Report on Form 20-F (File No. 333-284251), for the year ended December 31, 2024), for the year ended December 31, 2024, filed on April 4, 2025

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

Date: March 24, 2026

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

(b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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
Dated: March 24, 2026

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

(b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; ;

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
    Dated: March 24, 2026

__________________________________________________________________________________________________________

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Titan America SA (the “Company”) on Form 20-F for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Bill Zarkalis
Bill Zarkalis
Chief Executive Officer
    Dated: March 24, 2026

By: /s/ Larry Wilt
Larry Wilt
Chief Financial Officer

Dated: March 24, 2026

Titan America SA and Subsidiaries
As of December 31, 2025 and 2024 and for the year ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Titan America SA

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Titan America SA and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income, other comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the Internation Accounting Standards Board.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
Valuation of Provisions for Restoration, Environmental and Equipment Removal Obligations
As described in Notes 1, 2 and 20 to the consolidated financial statements, the Company’s provisions for restoration, environmental and equipment removal obligations totaled $27.3 million as of December 31, 2025. The Company is required to restore the land used for quarries and processing sites at the end of their productive lives to a condition acceptable for the relevant authorities and consistent with the Company’s environmental policies. Provisions for restoration, environmental and equipment removal obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Management estimates its ultimate liability using detailed engineering calculations that consider the amount and timing of the future cash flows. The present value of these future cash flows is determined by applying discount rates consistent with the time horizons of the expected future cash flows. The significant assumptions used by management include the current estimated costs for restoration, environmental and equipment removal obligations, inflation rates and discount rates.
The principal considerations for our determination that performing procedures relating to the valuation of provisions for restoration, environmental and equipment removal obligations is a critical audit matter are (i) the significant judgment by management in developing the fair value estimate of the provisions for restoration, environmental and equipment removal obligations; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to current estimated costs, inflation rates and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the fair value estimate of the provisions for restoration, environmental and equipment removal obligations; and (ii) testing the completeness and accuracy of underlying data used in the current cost estimates, inflation rates and discount rates. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model used by management; (ii) correspondence with regulatory agencies; and (iii) the reasonableness of the current estimated costs, inflation rates and discount rates assumptions.
Revenue Recognition from Certain Revenue Components
As described in Note 3 to the consolidated financial statements, substantially all of the Company’s revenue is derived from sales of cement, fly ash, aggregates, ready-mix concrete and concrete blocks (collectively, the “certain revenue components”). Control over the goods subject to each sales contract transfers at a point in time. The transaction price for each sales contract is determined by reference to the quantity requested and price established in the order. Some of the contracts offer discounts for prompt payment. In these cases, revenue is recorded in the amount the business expects to be entitled

to. The Company’s total revenue from the certain revenue components was $1,663.9 million for the year ended December 31, 2025.
The principal consideration for our determination that performing procedures relating to revenue recognition from the certain revenue components is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company’s revenue recognition for the certain revenue components. As disclosed by management, a material weakness existed related to this matter.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment, and cash receipts, where applicable; and (ii) confirming a sample of outstanding customer invoice balances as of December 31, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as invoices, proof of shipment, and subsequent cash receipts, where applicable.

/s/ PricewaterhouseCoopers LLP
Washington, District of Columbia
March 24, 2026

We have served as the Company's or its predecessors’ auditor since 2015.

Titan America SA and Subsidiaries

Consolidated Statements of Income

(all amounts in thousands of US$ except for earnings per share and weighted average number of shares)		Year Ended December 31
	Notes	2025	2024	2023

Revenue	3	$1,664,188	$1,634,393	$1,591,601
Cost of goods sold	4	(1,229,202)	(1,217,738)	(1,228,112)
Gross profit		434,986	416,655	363,489

Selling expense	5	(34,337)	(33,623)	(31,009)
General and administrative expense	6	(130,092)	(128,930)	(99,909)
Net impairment losses on financial assets		479	(398)	(1,224)
Fair value loss on sale of accounts receivable, net		(4,012)	(4,620)	(6,113)
Other operating income		1,087	2,304	402
Operating income		268,111	251,388	225,636

Finance cost, net	7	(22,561)	(26,175)	(22,244)
Foreign exchange (loss)/gain, net	8	(45,101)	20,846	(11,981)
Derivative financial instrument gain/(loss), net	8	41,841	(22,441)	10,967
Other non-operating income		2,552	—	—
Income before income taxes		244,842	223,618	202,378
Income tax expense	17	(59,403)	(57,544)	(47,134)
Net income		$185,439	$166,074	$155,244

Earnings per share of common stock:
Basic earnings per share	25	$1.01	$0.95	$0.89
Diluted earnings per share	25	$1.01	$0.95	$0.89
Weighted average number of common shares - basic	25	183,351,506	175,362,465	175,362,465
Weighted average number of common shares - diluted		183,463,266	175,362,465	175,362,465
The accompanying notes are an integral part of these audited financial statements

Titan America SA and Subsidiaries

Consolidated Statements of Other Comprehensive Income

(all amounts in thousands of US$)		Year Ended December 31
	Notes	2025	2024	2023

Net income		$185,439	$166,074	$155,244
Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods
(Losses)/gains on cash flow hedges	8, 24	—	(110)	(4,387)
Reclassification to income statement		—	100	7,327
Income tax relating to these items		—	3	(750)
Net (loss)/gain on cash flow hedge		—	(7)	2,190
Net other comprehensive income/(expense) to be reclassified to profit or loss in subsequent periods		—	(7)	2,190

Items not to be reclassified to profit or loss in subsequent periods
Re-measurement (losses)/gains on defined benefit plans	18	(58)	(82)	806
Income tax relating to these items		14	20	(205)
Net (loss)/gain on defined benefit plans		(44)	(62)	601
Cumulative translation adjustments		4	370	293
Net other comprehensive (loss)/income not to be reclassified to profit or loss in subsequent periods		(40)	308	894
Other comprehensive (loss)/gain, net of tax		(40)	301	3,084
Total comprehensive income, net of tax		$185,399	$166,375	$158,328
The accompanying notes are an integral part of these audited financial statements

Titan America SA and Subsidiaries

Consolidated Statements of Financial Position

(all amounts in thousands of US$)		December 31
	Notes	2025	2024

Current assets:
Cash and cash equivalents	1.11	$211,750	$12,124
Derivative financial instruments	8	17	709
Derivative credit support payments	8	—	619
Trade receivables, net	14	54,308	48,119
Other receivables, net	15	58,096	57,937
Inventories	13	226,414	227,638
Prepaid expenses and other current assets		18,051	14,308
Income taxes receivable		41,319	22,802
Total current assets		609,955	384,256

Noncurrent assets:
Derivative financial instruments	8	28,029	—
Derivative credit support payments	8	—	3,770
Property, plant, equipment and mineral deposits, net	9	930,012	851,733
Right-of-use assets	10	66,158	64,688
Other assets		9,139	10,076
Intangible assets, net	11	29,020	30,167
Goodwill	12	221,562	221,562
Total noncurrent assets		1,283,920	1,181,996
Total assets		$1,893,875	$1,566,252
The accompanying notes are an integral part of these audited financial statements

Titan America SA and Subsidiaries

Consolidated Statements of Financial Position (continued)

(all amounts in thousands of US$)		December 31
	Notes	2025	2024

Current liabilities:
Accounts payable		$130,500	$139,831
Related party payables	22	14,181	8,727
Accrued expenses	21	22,122	24,879
Derivative financial instruments	8	—	1,014
Derivative credit support receipts	8	17	304
Provisions	20	8,897	10,081
Contract liabilities		6,763	6,344
Income taxes payable		2,189	1,872
Short-term borrowings, including accrued interest	16	5,387	33,608
Lease liabilities	10	11,168	12,386
Total current liabilities		201,224	239,046

Noncurrent liabilities:
Long-term borrowings	16	390,438	358,222
Lease liabilities	10, 16	55,420	55,967
Retirement benefit obligations	18	7,101	5,117
Derivative financial instruments	8	—	8,418
Derivative credit support receipts	8	28,300	—
Provisions	20	61,440	50,926
Other noncurrent liabilities		330	330
Deferred income tax liability	17	115,556	98,212
Total noncurrent liabilities		658,585	577,192

Total liabilities		859,809	816,238

Stockholders’ equity:
Common stock	27	1,843,625	1,753,625
Share premium		865,921	852,282
Capital reserves		4,039	4,039
Retained earnings		777,749	597,296
Common control reserve		(2,460,630)	(2,460,630)
Accumulated other comprehensive income/(loss)		3,362	3,402
Total stockholders’ equity		1,034,066	750,014

Total liabilities and stockholders’ equity		$1,893,875	$1,566,252

The accompanying notes are an integral part of these audited financial statements.

Titan America SA and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

(all amounts in thousands of US$)	Notes	Common Stock	Share Premium	Capital Reserves	Retained Earnings	Common control reserve	Accumulated Other Comprehensive Income/(Loss)	Total Stakeholders' Equity
January 1, 2023		$25,219	$165,982	$2,822	$398,687	$—	$17	$592,727
Net income		—	—	—	155,244	—	—	155,244
Reserve		—	—	1,217	(1,217)	—	—	—
Dividend		—	—	—	(33,786)	—	—	(33,786)
Actuarial gain on defined benefit plans, net of tax	18	—	—	—	—	—	601	601
Cash flow hedge, net of tax		—	—	—	—	—	2,190	2,190
Stock-based compensation expense	19, 22	—	3,147	—	—	—	—	3,147
Related party recharge for stock-based compensation		—	(1,333)	—	(429)	—	—	(1,762)
Change in stock compensation excess tax benefit		—	995	—	122	—	—	1,117
Cumulative translation adjustments		—	—	—	—	—	293	293
December 31, 2023		$25,219	$168,791	$4,039	$518,621	$—	$3,101	$719,771

Net income		—	—	—	166,074	—	—	166,074
Dividend	22	—	—	—	(85,069)	—	—	(85,069)
Return of capital		—	(51,591)	—	—	—	—	(51,591)
Capital increase expenses		—	—	—	(155)	—	—	(155)
Actuarial gain on defined benefit plans, net of tax	18	—	—	—	—	—	(62)	(62)
Cash flow hedge, net of tax		—	—	—	—	—	(7)	(7)
Stock-based compensation expense	19, 22	—	3,841	—	—	—	—	3,841
Related party recharge for stock-based compensation	22	—	(3,061)	—	(2,830)	—	—	(5,891)
Change in stock compensation excess tax benefit		—	1,877	—	655	—	—	2,533
Cumulative translation adjustments		—	—	—	—	—	370	370
Contribution from Related Party		1,728,406	732,425	—	—	(2,460,630)	—	200
December 31, 2024		$1,753,625	$852,282	$4,039	$597,296	$(2,460,630)	$3,402	$750,014

Net income		—	—	—	185,439	—	—	185,439
Distribution of Share Premium	22	—	(29,498)	—	—	—	—	(29,498)
Capital increase expenses		—	(11,735)	—	—	—	—	(11,735)
Actuarial loss on defined benefit plans, net of tax	18	—	—	—	—	—	(44)	(44)
Stock based compensation expense	19, 22	—	3,791	—	—	—	—	3,791
Related party recharge for stock-based compensation	22	—	(3,369)	—	(6,459)	—	—	(9,828)
Change in stock compensation excess tax benefit		—	450	—	1,473	—	—	1,923
Cumulative translation adjustments		—	—	—	—	—	4	4
Proceeds from Initial Public Offering		$90,000	$54,000	$—	$—	$—	$—	$144,000
December 31, 2025		$1,843,625	$865,921	$4,039	$777,749	$(2,460,630)	$3,362	$1,034,066
The accompanying notes are an integral part of these audited financial statements.

Titan America SA and Subsidiaries

Consolidated Statements of Cash Flows

(all amounts in thousands of US$)		Year Ended December 31
	Notes	2025	2024	2023
Cash flows from operating activities
Income before income taxes		$244,842	$223,618	$202,378
Adjustments for:
Depreciation, depletion and amortization	9, 10, 11	108,716	99,941	91,079
Gain on sale of investment		(2,552)	—	—
Finance cost	7	28,333	27,643	23,194
Finance income		(5,772)	(1,468)	(950)
Foreign exchange loss/(gain), net	8	45,101	(20,846)	11,981
Derivative financial instrument (gain)/loss, net	8	(41,841)	22,441	(10,967)
Changes in net operating assets and liabilities		(27,059)	(43,516)	(42,326)
Other		1,135	8,166	5,853
Cash generated from operations before income taxes		350,903	315,979	280,242
Income taxes, net		(55,489)	(67,942)	(53,117)
Net cash provided by operating activities		295,414	248,037	227,125

Cash flows from investing activities
Investments in property, plant and equipment	9	(160,545)	(135,421)	(117,144)
Investments in intangible assets	11	(3,837)	(1,591)	(1,600)
Interest received		5,772	1,468	950
Proceeds from the sale of assets, net of disposition costs		1,066	(259)	141
Proceeds from sale of investment		5,368	—	—
Net cash used in investing activities		(152,176)	(135,803)	(117,653)
The accompanying notes are an integral part of these audited financial statements.

Titan America SA and Subsidiaries
Consolidated Statements of Cash Flows(continued)

(all amounts in thousands of US$)		Year Ended December 31
	Notes	2025	2024	2023
Cash flows from financing activities
Repayment of affiliated party borrowings	16	(21,084)	(39,701)	(37,838)
Borrowings from affiliated party	16	—	85,218	45,537
Offering costs associated with borrowings	16	—	(682)	—
Borrowings from third party line of credit		—	60,000	35,000
Repayment of third party line of credit		(25,000)	(35,000)	(105,000)
Lease payments	16	(10,073)	(9,486)	(12,151)
Return of capital	22	—	(51,591)	—
Share Premium Distribution Paid		(29,498)	—	—
Dividends paid	22	—	(85,069)	(33,786)
Capital increase expenses		—	(155)	—
Contribution from related party		—	200	—
Proceeds from issuance of common stock in IPO		144,000	—	—
Related party recharge for stock-based compensation	22	(6,459)	(2,830)	(429)
Settlement of derivative financial instrument	16	5,079	(16,783)	3,272
Derivative credit support receipts	16	32,402	243	11,399
Interest paid		(23,551)	(25,383)	(23,783)
IPO Costs		(9,428)	(2,307)	—
Net cash provided by financing activities		56,388	(123,326)	(117,779)

Net (decrease)/increase in cash and cash equivalents		199,626	(11,092)	(8,307)

Cash and cash equivalents at:
Beginning of period		12,124	22,036	29,841
Effects of exchange rate changes		—	1,180	502
End of period		$211,750	$12,124	$22,036

Changes in net operating assets and liabilities
Inventories		$(1,074)	$(37,649)	$(9,185)
Trade receivables, net		(5,690)	7,136	(604)
Other receivables, net		509	7,419	(3,637)
Prepaid expenses and other current assets		(3,395)	1,886	(998)
Other assets		(1,332)	(534)	101
Accounts payable		(15,872)	(16,080)	(29,532)
Accrued expenses		(3,636)	3,959	(4,372)
Provisions		(1,959)	(4,934)	3,822
Other liabilities		—	214	(672)
Retirement benefit obligations		1,295	(39)	210
Operating related party activity		4,095	(4,894)	2,541
Changes in net operating assets and liabilities		$(27,059)	$(43,516)	$(42,326)
The principal non-cash investing and financing transactions are accrued purchases of property, plant, and equipment and leasing of right-of-use assets, refer to Note 9 and 10. For additional details about changes in liabilities arising from financing activities, refer to Note 16.
The accompanying notes are an integral part of these audited financial statements.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

1. General information and summary of material accounting policies
Titan America SA (“Titan America”) is a Belgium-based holding company, incorporated on July 17, 2024 for the purpose of facilitating an initial public offering and other related transactions in order to carry on the business of Titan Cement Atlantic Single Member Industrial and Commercial S.A. (“Titan Atlantic”). Titan America’s primary role is that of a holding company, and it will not engage in significant operational activities. Its sole material asset is its investment in Titan Atlantic. Titan America, along with its wholly owned subsidiaries including Titan Atlantic, are referred to as the “Company”.
The Company, through its wholly owned subsidiaries, primarily operates in the manufacture, distribution, and sale of cement, fly ash, aggregates, ready-mix concrete, and concrete block to resellers and construction contractors in the Eastern region of the United States. Titan America’s principal offices are located in Belgium.
Reorganization Transaction
On December 18, 2024, Titan S.A. (“Titan SA”) contributed Titan Atlantic to Titan America in exchange for 175,342,465 common shares representing 100% of the equity in Titan America (the “Reorganization Transaction”). The Reorganization Transaction signified a continuation of Titan Atlantic’s operations within a new legal framework, rather than the initiation of new business activities. The Reorganization Transaction represents an internal reorganization of entities under common control and is not within the scope of IFRS 3, Business Combinations. As a result, the consolidated financial statements for periods prior to the Reorganization Transaction reflect the operations of our predecessor, Titan Atlantic. The following adjustments were recorded by the Company within equity:
▪Common Stock was adjusted to reflect the $10.00 per share derived value of Titan America’s common shares multiplied by common shares outstanding following the Reorganization Transaction;
▪Share Premium was adjusted to reflect an issue premium multiplied by the number of common shares issued by Titan America in the Reorganization Transaction, less the value of the Company’s retained earnings; and
▪A Common Control Reserve was established within equity to adjust the Company’s Total Stockholders’ Equity balance to the carrying value of Total Stockholders’ Equity immediately prior to the Reorganization Transaction.
The consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 were authorized for issuance by the Board of Directors of the Company on March 24, 2026.
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

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

The financial statements have been prepared using the same accounting policies as the prior year, except for the adoption of the new or revised standards, amendments and/or interpretations that became mandatory for periods beginning on or after January 1, 2025. Certain prior year amounts have been reclassified to conform with the current year presentation.
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
On January 1, 2025, the Company divested its STET business in a sale for cash to Titan Cement Netherlands B.V., a wholly-owned subsidiary of Titan SA.
1.1.1New and amended standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Company.
•In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements and will be accompanied by limited amendments to IAS 7 Statement of Cash Flows. IFRS 18 will introduce a defined structure for the statement of profit or loss and add disclosure about management-defined performance measures and new principle for aggregation and disaggregation of information. The standard will be effective for annual reporting periods beginning on or after January 1, 2027. The Company is currently evaluating the impact of this standard to its consolidated financial statements.
•In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The amendments clarify that financial liabilities are derecognized on the settlement date, subject to an accounting policy choice for certain liabilities settled through an electronic payment system; clarify the classification and measurement requirements for financial assets with Environmental, Social, and Governance linked and non-recourse features; and add certain disclosure requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The adoption will not have a material impact on the Company’s consolidated financial statements.
•In July 2024, the IASB issued Annual Improvements to IFRS Standards – Volume 11, which include, basically, technical and editorial changes to existing standards. The amendments to the standards are effective for annual reporting periods beginning on or after January 1, 2026. The adoption will not have a material impact on the Company’s consolidated financial statements.
•In December 2024, the IASB issued the amendments to IFRS 9 and IFRS 7, Contracts Referencing Nature-dependent Electricity to clarify the use of the “own-use exemption” for power purchase agreements from renewable sources and allow, subject to certain conditions being met, the designation of a cash flow hedge in the presence of contracts for the purchase or sale of electricity from renewable sources. The amendments to the standards are effective annual reporting periods beginning on or after January 1, 2026. The adoption will not have a material impact on the Company’s consolidated financial statements.
•In May 2024, the IASB issued IFRS 19 Subsidiaries without Public Accountability: Disclosures aimed to reduce disclosure requirements for the preparation of the separate (and, if applicable, consolidated) financial statements of companies (that are neither listed nor financial institutions) controlled, directly or indirectly, by a parent that produces consolidated financial statements that are available for public use and that comply with IFRS. The standard will be effective for annual reporting periods beginning on or after January 1, 2027. The Company is currently evaluating the impact of this standard to its consolidated financial statements.
The Company has adopted the following standards and amendments for the first time in the annual reporting period commencing on January 1, 2025:
•In August 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21), which clarifies that entities must estimate the spot exchange rate when it is determined that a currency lacks exchangeability and introduces targeted disclosure requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2025.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

The amendment listed above did not have a material impact on amounts recognized in prior and current periods and is not expected to materially affect future periods.
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

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

A listing of Company subsidiaries at December 31, 2025, 2024 and 2023 follows:

List of Legal Entities	Country of incorporation	State of incorporation	Nature of business	2025 % of investment	2024 % of investment	2023 % of investment
Titan Cement Atlantic Single Member Industrial and Commercial S.A.	Greece	N/A	Investment holding company	100%	100%	100%
Titan America LLC	USA	Delaware	Investment holding company	100%	100%	100%
Essex Cement Company LLC	USA	Delaware	Trading company	100%	100%	100%
Mechanicsville Concrete LLC	USA	Virginia	Ready-mix producer	100%	100%	100%
Pennsuco Cement Company LLC	USA	Delaware	Investment holding company	100%	100%	100%
Roanoke Cement Company LLC	USA	Virginia	Cement producer	100%	100%	100%
S&W Ready-Mix Concrete Company LLC	USA	North Carolina	Ready-mix producer	100%	100%	100%
Separation Technologies LLC	USA	Delaware	Fly ash beneficiation	100%	100%	100%
ST Equipment & Technology LLC	USA	Delaware	Sales and engineering	N/A	100%	100%
ST Equipment & Technology Trading Company LLC	USA	Delaware	Trading company	N/A	N/A	100%
Titan Florida LLC	USA	Delaware	Cement, aggregates, ready-mix and concrete block producer	100%	100%	100%
Titan Mid-Atlantic Aggregates LLC	USA	Virginia	Aggregates producer	100%	100%	100%
Titan Virginia Ready-Mix	USA	Delaware	Ready-mix concrete producer	100%	100%	100%
Trusa Realty LLC	USA	Florida	Real estate holding company	100%	100%	100%
Titan Florida Holdings LLC	USA	Delaware	Investment holding company	100%	100%	100%
Markfield America LLC	USA	Virginia	Insurance brokerage company	N/A	N/A	100%
Carolinas Cement Company LLC	USA	Delaware	Investment holding company	100%	100%	100%
Norfapeake Terminal LLC	USA	Virginia	Real estate holding company	100%	100%	100%
S&W Ready-Mix LLC	USA	South Carolina	Ready-mix producer	100%	100%	100%
Titan Florida Concrete Products LLC	USA	Delaware	Investment holding company	100%	100%	100%
Titan Florida Aggregates LLC	USA	Delaware	Investment holding company	100%	100%	100%
Titan Florida Cement LLC	USA	Delaware	Investment holding company	100%	100%	100%
Metro Redi-Mix LLC	USA	Florida	Real estate holding company	100%	100%	100%
Miami Valley Ready-Mix Florida LLC	USA	Delaware	Real estate holding company	100%	100%	100%
Summit Ready-Mix LLC	USA	Florida	Real estate holding company	100%	100%	100%
Silver Sand Transportation LLC	USA	Delaware	Transportation brokerage	100%	100%	100%
Standard Concrete LLC	USA	Florida	Investment holding company	100%	100%	100%
Massey Sand and Rock Co.	USA	California	Inactive	100%	100%	100%

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

List of Legal Entities	Country of incorporation	State of incorporation	Nature of business	2025 % of investment	2024 % of investment	2023 % of investment
Daleville Development LLC	USA	Virginia	Real estate holding company	100%	100%	100%
Nestor Timber Development LLC	USA	Virginia	Real estate holding company	100%	100%	100%
SEI LLC	USA	North Carolina	Real estate holding company	100%	100%	100%
D.M Conner LLC	USA	Virginia	Aggregates producer	100%	100%	N/A
Maple Holding Company LLC	USA	Delaware	Investment holding company	100%	N/A	N/A
Titan Mid-Altantic LLC	USA	Delaware	Investment holding company	100%	N/A	N/A
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

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

	Cement	Aggregates	Other Product Lines
Land improvements	15 - 30	15	15
Building and improvements	25	25	25
Machinery and equipment	15-30	10-20	5-15
Mobile equipment	7-25	7-15	7
Marine equipment	20	20	n/a
Auto and truck	8	8	8
Furniture and fixtures	3-5	3-5	3-5

Quarries are depreciated on a depletion basis, which is recorded as the material extraction process advances based on the unit-of-production method based on proven and probable reserves and indicated and measured resources, defined as quantified and fully assessed reserves of raw materials in fully controlled land for which the Company has the mining rights and has or expects the necessary administrative permits for mining operations.
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
Interest costs on borrowings specifically used to finance the construction of Property, plant and equipment are capitalized during the construction period if the criteria for recognition are met. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset (refer to Note 1.23).
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
Each unit or group of units to which the goodwill is allocated represents the lowest level within the Company at which goodwill is

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

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
(b)Software
Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets if:
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

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

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
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. Lease liabilities include the net present value of lease payments (including in-substance fixed payments), variable lease payments that are based on an index or a rate; amounts expected to be payable by the lessee under residual value guarantees and the exercise price of a purchase option if the lessee is reasonably certain to exercise that option.
The right-of-use asset is initially measured at cost, and subsequently, at cost less accumulated depreciation and impairment losses, adjusted for certain re-measurements of the lease liability. The initial measurement of the right-of-use asset is comprised of the initial lease liability, any lease prepayments made at or before the commencement date, initial direct costs incurred and restoration or return

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

costs, less any incentives received.
Right-of-use assets are generally depreciated over the lease-term, except where there is a purchase option that is reasonably certain of being exercised. In that case, the right-of-use asset is depreciated over its estimated useful life in accordance with the estimates disclosed in Note 1.4.
The Company has applied judgment to determine the lease term for contracts that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which could materially affect the amount of lease liabilities and right-of-use assets recognized. Lease terms are negotiated on an individual basis and contain different terms and conditions. Some leases have fixed price increases, while others have increases based on changes in price indices.
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
•Portfolio two consists of receivables in a hold to sell model as further described in Note 2.2(b). Receivables in this portfolio are measured at fair value through profit or loss and the change in fair value is presented in the Consolidated Statements of Income net of interest earned on the note receivable and servicing and other fees paid to the Company.
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

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

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
1.13.Current and deferred income taxes
Titan America is subject to income taxes in Belgium. Titan Atlantic is subject to income taxes in the United States and in Greece. Additionally, ST Equipment & Technology Trading Company LLC (“Trading Co”), a subsidiary of Titan America in 2024 and 2023, has elected to be treated as a corporation for income tax purposes. As such, Trading Co filed a separate tax return; however, its activity was included in Titan America’s results in 2024 and 2023.
The tax expense for the period is comprised of current and deferred tax. Tax is recognized in the Consolidated Statements of Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
Current income tax is calculated based on the tax laws enacted, including the One Big Beautiful Bill (“OBBB”) passed on July 4, 2025, or substantively enacted at the reporting date. Management periodically evaluates positions taken in tax returns where the tax regulations are subject to interpretation and establishes provisions when appropriate based on the amounts expected to be paid to the tax authorities.
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
Deferred income tax is determined using tax rates (and laws), including the OBBB, that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the related deferred income tax liability is settled.
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

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

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
Remeasurements related to actuarial gains and losses and the return on plan assets (excluding net interest), are recognized immediately in the Statements of Financial Position with a corresponding charge or credit to stockholders’ equity through Other Comprehensive Income. Remeasurements are not reclassified to profit or loss in subsequent periods.
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
(c)Bonus plan
A liability for employee benefits in the form of a bonus plan is recognized in accrued expenses when the following conditions are met:
•there is a formal plan and the amounts to be paid are determined prior to issuance of the financial statements; or
•past practice has created a valid expectation by employees that they will receive a bonus payment and the amount can be determined prior to issuance of the financial statements.
(d) Stock-based compensation
The Company accounts for stock-based compensation in accordance with IFRS 2 “Share-Based Payment,” which requires all stock-based compensation awards granted to be measured at estimated fair value and recognized as an expense in the financial statements over the service period. The Company uses grant date fair value for restricted stock units and performance stock units. The awards have no dividend or voting rights. Compensation expense is recognized net of forfeitures on a straight-line basis over the total vesting period, which is the implied requisite service period, or a shorter period based on the retirement eligibility of the grantee. Compensation expense for performance-based awards is recorded over the implied requisite service period when achievement of the performance target is deemed probable. Compensation expense is recorded in the Consolidated Statements of Income under general

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

and administrative expense, with a corresponding adjustment to equity during the vesting period. New shares are issued upon vesting of restricted stock units and performance stock units or may be cash settled at the Company’s discretion. Refer to Note 19 for further details on stock-based compensation under the Titan America SA plan.
Titan SA operates an equity-settled stock-based compensation plan. The Company recognizes the fair value of the employee service received in exchange for the grant of Titan SA stock-based awards as an expense. Participants in the plan are awarded a conditional grant of Titan SA shadow shares at no consideration in April (or later) of each year. The awards have no dividend or voting rights. The number of shadow shares granted to each participant is determined by the award amount (expressed in US dollars or Euros) and the value of the shadow share. The awards vest at the designated dates, provided that the participants are still working for the Company or any other subsidiary or affiliate of Titan SA. At vesting, participants receive their vested awards in Titan SA shares. The Company receives services from its employees, but Titan SA has the obligation to settle the awards. As a result, the Company accounts for the plan as an equity-settled transaction by recognizing the fair value of the services it receives from the participants in the Consolidated Statements of Income under general and administrative expense, with a corresponding adjustment to equity during the vesting period. Refer to Note 22 for further details on stock-based compensation under the Titan SA plan. [

1.15.     Provisions
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
Where the effect of the time value of money is material, provisions are measured at the present value of the amount expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due the passage of time is recognized as a finance cost (refer to Note 20).
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
Estimated costs associated with such rehabilitation activities represent management’s best estimate of expenditures required to settle the present obligation at the balance sheet date and are measured at the present value of future cash outflows expected to be incurred. Such cost estimates, initially expressed at current price levels, are adjusted for inflation (between 2.31% and 2.86% at December 31, 2025, between 2.25% and 2.44% at December 31, 2024, and between 2.34% and 2.89% at December 31, 2023) to reflect expected annual cost increases between the date of the estimate and the forecasted payment date. The estimates are then discounted to present value at a rate consistent with the duration of the liability. Where a closure and restoration obligation arises from quarry/mine development activities or relates to the decommissioning of property, plant and equipment, the provision can be capitalized as part of the cost of the associated asset (intangible or tangible). The capitalized cost is depreciated over the useful life of the asset and any change in the net present value of the expected liability is included in finance cost, unless it arises from changes in valuation assumptions. Each year, the provisions are increased to reflect accretion of the discount, with these charges recorded as a component of finance cost.
Provisions associated with environmental damage represent the estimated future cost of remediation. Estimating the future costs of these obligations is complex and requires the Company to use judgment. The estimation of these costs is based on an evaluation of

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

currently available facts with respect to each individual site and considers factors such as existing technology, currently enacted laws and regulations and prior experience in site remediation (refer to Note 20).
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
Periodically, the Company may enter into a cash flow hedge for a portion of its natural gas or other commodity price risk exposures. The cash flow hedge accounting model applies when hedging exposure to variability in cash flows attributable to a specific risk associated with a recognized asset or liability, an unrecognized firm commitment (currency risk only) or a highly probable forecasted transaction, that could impact profit or loss. Further details about the hedge are provided in Note 24.
1.21. Derecognition of financial assets and liabilities
(a)Financial assets

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

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
On December 31, 2025 and 2024, the Company held derivative financial instruments that were recorded at fair value in the Consolidated Statements of Financial Position (Level 2). The Company also had long and short-term borrowings that were recorded at amortized cost. The fair value of these borrowings (Level 3) is disclosed in Note 16.
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

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

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

2.1.Significant accounting estimates and changes in estimates:
(a)Depreciation
Property, plant and equipment are depreciated over their estimated useful lives. The actual lives of the assets are assessed annually and may vary depending on a number of factors. In reassessing asset lives, factors such as technological innovation, product lifecycles, life-of-mine and maintenance programs are considered. A one-year increase in the assumed asset lives would increase income before income taxes by $9,465 for the year ended December 31, 2025. A one-year decrease in the assumed asset lives would decrease income before income taxes by $11,697 for the year ended December 31, 2025.
(b)Goodwill
Impairment tests of goodwill use the recoverable amounts of CGU that are determined based on value-in-use calculations in Note 12.
(c)Valuation of financial instruments
The valuation of derivative financial instruments is based on the market position provided by the counterparty financial institutions at the reporting date. Further information on financial instruments is provided in Note 8.
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

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

The calculation of provisions for restoration, environmental and equipment removal obligations is most sensitive to the following assumptions:
•Current estimated costs;
•Inflation rates; and
•Discount rates.
See Note 20 for further information about provisions for restoration, environmental and equipment removal obligations.
2.2.Critical judgments:
(a)Interest in unconsolidated entities
The Company has an agreement with a Special Purpose Entity (“SPE”) under which trade accounts receivable, originated by certain of the Company’s operating subsidiaries (the “Originators”), are aggregated and sold to the SPE (which was established to house and manage the trade accounts receivable) in exchange for cash and interest-bearing notes receivable. Under the terms of the agreement, the sale of accounts receivable is made on a continuing, fair value, non-recourse basis (as to collectability) at a discount representing the time value of money and risk of collectability, among other factors. The SPE does, however, have recourse against the Company for any 1) voluntary adjustments (e.g., quality allowances, etc.) of customer obligations by the Company or the Originators; 2) corrections of product quantity, pricing (including nominal short-pay auto tolerances), or other billing errors made by the Company or the Originators subsequent to the date of invoice; and 3) customer offsets against receivables sold to the SPE (e.g., back charges and volume rebates). By agreement among the parties, the Company acts as “Servicer” of the accounts receivable sold to the SPE. As Servicer, the Company provides credit administration, billing, collections, cash application and data reporting services. The SPE pays a servicing fee to the Company.

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
The Company may incur losses on its notes and miscellaneous receivables due from the SPE if the amount of credit losses on the underlying receivables sold to the SPE exceeds the value of the control party’s note due from the SPE by the amount of $1,801 as of December 31, 2025 ($1,868 as of December 31, 2024).The notes and miscellaneous receivables, net due from the SPE at December 31, 2025 and 2024 are $50,339, and $51,931, respectively (see Note 15), representing the Company’s maximum exposure to loss from its interest in the SPE. During 2025, the Company sold $1,279,671 of trade accounts receivable to the SPE ($1,248,935 in 2024 and $1,181,511 in 2023).

At December 31, 2025, expected credit losses within the SPE were not material, and, if realized, would be allocated first to the Company’s junior subordinated note (which is fully reserved for in the accompanying financial statements) and the Control Party’s intermediate subordinated note.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

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
As of December 31, 2025, potential future cash flows of $39,552 (undiscounted) were not included in the lease liability due to it not being reasonably certain that the lease terms would be extended.
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

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

The components of revenue for the years ended December 31, 2025, 2024, and 2023 are as follows:

	2025	2024	2023

Cement	$626,394	$639,312	$657,332
Aggregates	115,328	82,190	83,438
Ready-mix concrete	745,896	735,174	688,236
Concrete block	147,655	153,474	140,128
Fly ash	28,607	21,954	19,833
Other goods and services	308	2,289	2,634
Revenue	$1,664,188	$1,634,393	$1,591,601
4. Cost of goods sold

The components of cost of goods sold for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023

Material and other inventory costs	$517,204	$539,006	$569,794
Inventory change	(1,078)	(27,408)	(9,278)
Payroll and related expenses	220,149	216,157	196,514
Contract labor and related expenses	46,600	61,756	61,405
Energy and fuel costs	99,600	96,346	104,619
Depreciation, depletion, and amortization	91,492	84,855	79,360
Freight expense	48,940	49,988	55,313
Distribution expense	81,629	77,790	71,343
Repairs and maintenance	41,262	50,892	40,133
Taxes and fees, other than income taxes	18,063	16,898	15,934
Short-term lease rentals	23,210	24,810	22,325
Risk insurance, including loss retention	17,695	15,239	12,201
Other	24,436	11,409	8,449
Total cost of goods sold	$1,229,202	$1,217,738	$1,228,112

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

5. Selling expense
The components of selling expense for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023

Payroll and related expenses	$18,167	$17,099	$17,197
Overhead (dues, professional fees, credit card fees, etc.)	13,446	14,217	11,718
Other selling expenses	2,724	2,307	2,094
Total selling expense	$34,337	$33,623	$31,009

6. General and administrative expense
The components of general and administrative expense for the years ended December 31, 2025, 2024 and 2023, are as follows:

	2025	2024	2023
Payroll and related expense	$62,151	$59,409	$54,399
Depreciation and amortization	8,416	8,559	8,138
Management fees	16,620	14,843	11,405
Service contracts	7,480	10,636	5,030
Office costs	5,270	5,319	5,565
Professional fees	21,480	22,604	9,616
Other	8,675	7,560	5,756
Total general and administrative expense	$130,092	$128,930	$99,909
7. Finance cost, net
The components of finance cost for the years ended December 31, 2025, 2024 and 2023, are as follows:

	2025	2024	2023

Interest expense on borrowings, including leases and derivatives	$26,687	$25,775	$23,731
Line of credit commitment fees	780	657	694
Net interest costs on pension and OPEB benefits	48	37	64
Accretion expense on provisions	2,417	2,309	1,813
Capitalized interest	(1,273)	(732)	(2,826)
Finance income	(5,772)	(1,468)	(950)
Other	(326)	(403)	(282)
Total finance cost, net	$22,561	$26,175	$22,244

88

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

8. Foreign exchange and derivative financial instruments
Foreign exchange gains/(losses) are comprised of gains and losses associated with the remeasurement and settlement of foreign currency denominated financial assets and liabilities. For the year ended December 31, 2025, the Company recorded a net foreign exchange loss of $45,101.

	€150,000 Fixed Rate Loan (a)	€100,000 Fixed Rate Loan (b)	€50,000 Fixed Rate Loan (c)	€32,800 Fixed Rate Loan	Euro Revolving Credit Facility ("RCF")	Other	Total
Foreign exchange gains/(losses) arising from:
Remeasurement and settlement of Euro denominated loan obligations (principal)	$(20,415)	$(13,610)	$(6,805)	$(4,464)	$(1,704)	$—	$(46,998)
Remeasurement and settlement of Euro denominated loan obligations (finance cost)	(202)	(169)	(85)	(50)	(7)	—	(513)
Other	—	—	—	—	—	2,410	2,410
Total foreign exchange gains/(losses) in 2025	$(20,617)	$(13,779)	$(6,890)	$(4,514)	$(1,711)	$2,410	$(45,101)

(a)Note obtained November 15, 2024
(b)Note increased from €75,000 to €100,000 from amendment dated April 29, 2024
(c)Note increased from €45,000 to €50,000 from amendment dated April 29, 2024
The Company entered into derivative financial instruments to manage certain of its foreign currency and interest rate exposures. For the year ended December 31, 2025, the Company recorded a net gain on derivative financial instruments of $41,841, resulting in an overall net foreign exchange and financial instrument loss of $3,260. The following table demonstrates the types of derivative financial instruments entered into with respect to the above instruments and the composition of the net gain recognized in 2025:

	€150,000 Cross Currency Interest Rate Swaps	€150,000 Cross Currency Interest Rate Swaps	Foreign Exchange Forwards	Total
Cross Currency Interest Rate Swap Maturity	July 2027	June 2029
Derivative financial instrument gains in 2025	$18,430	$18,017	$5,394	$41,841

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

8. Foreign exchange and derivative financial instruments (continued)
For the year ended December 31, 2024, the Company recorded a net foreign exchange gain of $20,846:

	€150,000 Fixed Rate Loan (a)	€120,000 Fixed Rate Loan (b)	€100,000 Fixed Rate Loan (c)	€50,000 Fixed Rate Loan (d)	€32,800 Fixed Rate Loan	Euro Revolving Credit Facility ("RCF")	Other	Total
Foreign exchange gains/(losses) arising from:
Remeasurement and settlement of Euro denominated loan obligations (principal)	$2,910	$5,604	$6,150	$3,178	$2,168	$2,158	$—	$22,168
Remeasurement and settlement of Euro denominated loan obligations (finance cost)	6	62	111	49	30	13	—	271
Other	—	—	—	—	—	—	(1,593)	(1,593)
Total foreign exchange gains/(losses) in 2024	$2,916	$5,666	$6,261	$3,227	$2,198	$2,171	$(1,593)	$20,846

(a)Note obtained November 15, 2024
(b)Note matured November 15, 2024
(c)Note increased from €75,000 to €100,000 from amendment dated April 29, 2024
(d)Note increased from €45,000 to €50,000 from amendment dated April 29, 2024
For the year ended December 31, 2024, the Company recorded a net loss on derivative financial instruments of $22,441, resulting in an overall net foreign exchange and financial instrument loss of $1,595. The following table demonstrates the types of derivative financial instruments entered into with respect to the above instruments and the composition of the net loss recognized in 2024:

	€150,000 Cross Currency Interest Rate Swaps	€150,000 Cross Currency Interest Rate Swaps	€150,000 Cross Currency Interest Rate Swaps	Foreign Exchange Forwards
Cross Currency Interest Rate Swap Maturity	November 2024	July 2027	June 2029
Derivative financial instrument losses in 2024	$(5,348)	$(2,958)	$(5,461)	$(8,674)	$(22,441)

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

8. Foreign exchange and derivative financial instruments (continued)
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

For the year ended December 31, 2023, the Company recorded a net loss on derivative financial instruments of $10,967, resulting in an overall net foreign exchange and financial instrument loss of $1,014. The following table demonstrates the types of derivative financial instruments entered into with respect to the above instruments and the composition of the net loss recognized in 2023:

	€150,000 Cross Currency Interest Rate Swaps	€50,800 Foreign Exchange Forwards	€42,000 Foreign Exchange Forwards	€30,000 Foreign Exchange Forwards	Euro Revolving Credit Facility ("RCF") Forwards	Other Foreign Exchange Forwards	Total
Derivative financial instrument gains in 2023	$7,684	$787	$645	$448	$1,402	$1	$10,967

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

8. Foreign exchange and derivative financial instruments (continued)
Activity within the Company’s derivative financial instruments for the years ended December 31, 2025, December 31, 2024 and December 31, 2023 consists of the following:

	Derivative Financial Instruments - Asset/(Liability)
	Cross Currency Interest Rate Swaps Economic Hedge	Interest Rate Swaps	Foreign Exchange Forwards Economic Hedge	Natural Gas Futures Cash Flow Hedge	Total Derivatives	Credit Support Payments/ (Receipts)	Net Exposure
January 1, 2023	$(18,196)	3,711	$3,840	$(2,930)	$(13,575)	$15,757	$2,182
Gain/(Loss) on derivative financial instruments	7,684	—	3,283	—	10,967	—	10,967
Gain/(Loss) on derivative financial instruments through OCI	—	—	—	(4,387)	(4,387)	—	(4,387)
Gain/(Loss) on derivative financial instruments through finance costs	—	(186)	—	—	(186)	—	(186)
Settlement of derivative financial instruments	—	(1,453)	(1,819)	7,327	4,055	—	4,055
Credit support receipts on derivative financial instruments, net	—	—	—	—	—	(11,429)	(11,429)
December 31, 2023	$(10,512)	$2,072	$5,304	$10	$(3,126)	$4,328	$1,202
Gain/(Loss) on derivative financial instruments	(13,766)	—	(8,675)	—	(22,441)	—	(22,441)
Gain/(Loss) on derivative financial instruments through OCI	—	—	—	(110)	(110)	—	(110)
Gain/(Loss) on derivative financial instruments through finance costs	—	71	—	—	71	—	71
Settlement of derivative financial instruments	15,860	(1,434)	2,357	100	16,883	—	16,883
Credit support receipts on derivative financial instruments, net	—	—	—	—	—	(243)	(243)
December 31, 2024	$(8,418)	$709	$(1,014)	$—	$(8,723)	$4,085	$(4,638)
Gain/(Loss) on derivative financial instruments	36,447	—	5,394	—	41,841	—	41,841
Gain/(Loss) on derivative financial instruments through OCI	—	—	—	—	—	—	—
Gain/(Loss) on derivative financial instruments through finance costs	—	7	—	—	7	—	7
Settlement of derivative financial instruments	—	(716)	(4,363)	—	(5,079)	—	(5,079)
Credit support receipts on derivative financial instruments, net	—	—	—	—	—	(32,402)	(32,402)
December 31, 2025	$28,029	$—	$17	$—	$28,046	$(28,317)	$(271)
As described further in Note 24, the Company’s risk management strategy involves the use of cross-currency and interest rate swaps, and forward foreign exchange and commodities contracts.
•Cross-currency and interest rate swaps are used to fix the U.S. dollar cashflows (principal and interest) associated with Euro denominated borrowings. Over the life of the instruments, there is breakage in the derivative mark-to-

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

8. Foreign exchange and derivative financial instruments (continued)
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
•Natural gas commodities futures may be used to fix the variable component of certain highly probable forecasted purchases.

9. Property, plant, equipment and mineral deposits
Activity within property, plant, equipment and mineral deposits, for the year ended December 31, 2025 consists of the following:

	Quarries	Land & Land Improvements	Buildings	Machinery & equipment	Motor vehicles	Furniture & fixtures	Assets under construction	Total

January 1, 2025	$114,585	$163,615	$89,567	$308,886	$124,785	$7,575	$42,720	$851,733

Additions	6,879	—	—	—	—	—	161,049	167,928
Disposals	—	(180)	(10)	(391)	(499)	(4)	—	(1,084)
Reclassification	3,832	6,464	7,714	24,265	66,330	3,679	(112,284)	—
Provision adjustments	1,002	25	1	75	—	—	—	1,103
Capitalized interest	—	—	—	—	—	—	1,273	1,273
Depreciation, depletion, & amortization (DD&A)	(7,543)	(2,583)	(6,998)	(40,818)	(30,253)	(1,709)	—	(89,904)
Sale	$—	$—	$—	$(954)	$—	$—	$(83)	$(1,037)
December 31, 2025	$118,755	$167,341	$90,274	$291,063	$160,363	$9,541	$92,675	$930,012

As of December 31, 2025
Cost	277,664	230,771	196,354	1,005,181	389,103	27,528	92,675	2,219,276
Accumulated DD&A	(157,904)	(61,430)	(106,080)	(714,118)	(228,740)	(17,987)	—	(1,286,259)
Impairment reserve	(1,005)	(2,000)	—	—	—	—	—	(3,005)
Net book value	$118,755	$167,341	$90,274	$291,063	$160,363	$9,541	$92,675	$930,012

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

9. Property, plant, equipment and mineral deposits (continued)
The above amounts consist of assets owned by the Company. Refer to Note 10 for information about right-of-use assets. At December 31, 2025, the Company had accruals for capital projects totaling $22,512 and for the year ended December 31, 2025, the Company capitalized $1,273 of interest based on an average capitalization rate of 5.80%. Management did not identify any events or changes in circumstances to indicate that the carrying amount may not be recoverable.
Activity within property, plant, equipment and mineral deposits, for the year ended December 31, 2024 consists of the following

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
The above amounts consist of assets owned by the Company. Refer to Note 10 for information about right-of-use assets. At December 31, 2024, the Company had accruals for capital projects totaling $15,128 and for the year ended December 31, 2024, the Company capitalized $732 of interest based on a capitalization rate of 6.09%. Management did not identify any events or changes in circumstances to indicate that the carrying amount may not be recoverable.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

10. Right-of-use assets and lease liabilities
The Consolidated Statements of Financial Position includes the following amounts related to leases:

	December 31	December 31
	2025	2024
Right-of-use assets
Land & land improvements	$15,845	$17,112
Buildings	21,212	23,445
Machinery & equipment	24,653	19,800
Motor vehicles	4,448	4,331
	$66,158	$64,688

Lease liabilities
Current	$11,168	$12,386
Non-Current	55,420	55,967
	$66,588	$68,353

For the years ended December 31, 2025 and 2024, additions to right-of-use assets for new leases, lease modifications and lease related obligations totaled $16,420 and $14,665, respectively.
In 2025 and 2024, Management did not identify any events or changes in circumstances to indicate that the carrying amount may not be recoverable.
The Consolidated Statements of Income includes the following amounts related to leases:

	2025	2024	2023
Depreciation expense on right-of-use assets
Land & land improvements	$2,322	$2,232	$1,849
Buildings	1,804	2,211	2,153
Machinery & equipment	8,027	5,806	6,062
Motor vehicles	1,676	1,395	1,179
	$13,829	$11,644	$11,243

Interest expense on lease liabilities	$4,045	$3,798	$3,047
Expenses relating to short-term leases,
including leases with a term of one month or less	$25,372	$27,395	$22,433
Expense relating to leases of low-value assets that
are not shown above as short-term leases	$35	$21	$46

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

11. Intangible assets

Activity within intangible assets, for the year ended December 31, 2025 consists of the following:

	Customer relationships	Tradenames	Software	Other	Total

January 1, 2025	$—	$13,980	$16,034	$153	$30,167
Additions	—	—	3,845	—	3,845
Sale	—	—	(8)	—	(8)
Amortization	—	—	(4,887)	(97)	(4,984)
December 31, 2025	$—	$13,980	$14,984	$56	$29,020

As of December 31, 2025
Cost	$2,153	$13,980	$41,660	$969	$58,762
Accumulated amortization	(2,153)	—	(26,676)	(913)	(29,742)
Net book value	$—	$13,980	$14,984	$56	$29,020
There were no write-offs of intangible assets for the year ended December 31, 2025.
Activity within intangible assets, net, for the year ended December 31, 2024 consists of the following:

	Customer relationships	Tradenames	Software	Other	Total

January 1, 2024	$—	$13,980	$18,983	$250	$33,213
Additions	—	—	1,591	—	1,591
Amortization	—	—	(4,540)	(97)	(4,637)
December 31, 2024	$—	$13,980	$16,034	$153	$30,167

As of December 31, 2024
Cost	$2,153	$13,980	$37,854	$969	$54,956
Accumulated amortization	(2,153)	—	(21,820)	(816)	(24,789)
Net book value	$—	$13,980	$16,034	$153	$30,167

There were no write-offs of intangible assets for the year ended December 31, 2024.
Tradenames comprise indefinite-lived intangible assets, which have been allocated to the Mid-Atlantic business segment for purposes of impairment testing. No impairment was recognized in 2025, 2024, or 2023 (see Note 12 for additional information regarding impairment testing). In 2025, 2024, and 2023, for all other intangible assets, Management did not identify any events or changes in circumstances to indicate that the carrying amount may not be recoverable.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

12. Goodwill
As of December 31, 2025, the Company has not recorded impairment of goodwill or tradenames since the recoverable amounts of the Company’s CGUs are estimated to exceed their respective carrying amounts.
Impairment testing of goodwill and tradenames
Goodwill acquired through business combinations and tradenames have been allocated to the following CGUs:

	2025	2024

Mid-Atlantic Business Segment:
Goodwill	$164,768	$164,768
Tradenames	13,980	13,980
Florida Business Segment:
Goodwill	$56,794	$56,794
Total goodwill and tradenames	$235,542	$235,542

Key assumptions
The recoverable amount of all CGUs has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets and forecasts approved by Management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated long-term growth rates described below.
The most sensitive assumptions in the calculation of value-in-use for the Company’s CGUs are sales volumes, selling prices, long-term growth rates and discount rates.
The following tables list the assumptions used in each year’s value-in-use calculations:

	2025	2024
Five-year compound annual growth rate - sales volumes
Florida Business Segment	5.9%	6.4%
Mid-Atlantic Business Segment	5.0%	5.2%

Five-year compound annual growth rate - selling prices
Florida Business Segment	1.9%	1.7%
Mid-Atlantic Business Segment	2.7%	2.8%

Long-term growth rate
Florida Business Segment	2.4%	2.4%
Mid-Atlantic Business Segment	2.4%	2.4%

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

12. Goodwill (continued)
Sales Volumes
Management estimates sales volumes utilizing independent industry forecasts, taking into consideration its position in the market relative to its competitors. Consistent with these independent industry forecasts, Management expects construction spending and sales volumes in its key markets to grow during the 2026-2030 period. At December 31, 2025, the date of the most recent impairment test, the Company assumed a weighted average sales volume compound annual growth rates ranging from (0.4)% to 8.5% among its core operating activities of cement, aggregates, and ready-mix concrete for the 2026-2030 period. Lower growth rates were assumed where supply constraints or other limiting external factors are assumed to exist.
Selling Prices
As part of the December 31, 2025 impairment tests, the Company assumed a weighted average net realized selling price compound annual growth rates generally ranging from 0.7% to 4.3% among its core operating activities of cement, aggregates, and ready-mix concrete for the 2026-2030 period. Lower growth rates were assumed where new production capacity in relevant markets is expected to increase competitive supply, while higher growth rates were assumed where structural supply constraints are present.
Long-term Growth Rates
Long-term growth rates are used to extrapolate cash flows beyond the 5-year projection period and are based on published industry research, taking into account demographic trends such as population growth, household formation and economic output (among other factors) in the states where the Company operates. In addition to demographic trends, long-term growth rates consider cement/concrete intensity in construction which has historically varied from state to state based on building codes, availability of raw materials and other factors. At December 31, 2025, long-term growth rates were estimated by management to be 2.4% taking into consideration industry projections, inflation and other economic factors.
Discount Rates
Estimated CGU cash flows are discounted to present value using discount rates reflecting the current market assessment of the risks associated with each CGU. The discount rate calculation is derived from the Company’s weighted average cost of capital and considers both debt and equity funding costs. The cost of equity is derived from the expected return on investment by the Company’s investors while the cost of debt is based on the interest-bearing borrowings the Company is obligated to service. An average pre-tax discount rate of 12.3% and 9.8% was used in the value-in-use calculations at December 31, 2025 and December 31, 2024, respectively.
Sensitivity of recoverable amounts
As part of the December 31, 2025 impairment tests, the Company analyzed the sensitivities of the recoverable amounts to a reasonably possible change in key assumptions. These analyses did not show a situation in which the carrying value of the CGUs would exceed their recoverable amount.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

13. Inventories
The components of inventories at December 31, 2025 and December 31, 2024 are as follows:

	2025	2024

Finished goods	$71,290	$85,161
Spare parts	64,030	60,948
Work in process	55,924	41,050
Raw materials	26,154	29,522
Manufacturing supplies and other	9,016	10,957
Total Inventory	$226,414	$227,638

Allowances for the write-downs of inventories to net realizable value were $527 and $1,633 as of December 31, 2025 and 2024, respectively. Further, the reversals of write-downs of inventories to net realizable value totaled $1,633 during 2025 and $1,239 for 2024 due to improved production efficiencies during the periods.
14. Trade receivables
Trade receivables are non-interest bearing and are normally settled within the terms of the invoice. Impairment is measured using provisioning rates based on days past due for groupings of customer segments with similar characteristics. The provisioning rates used in calculating the impairment of trade receivables ranged from 0% to 3.0% as of December 31, 2025 (0% to 2.1% as of December 31, 2024). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions (primarily GDP and the unemployment rate), in addition to specific information about individual receivables.
Credit decisions consider company specific information such as payment history, financial information , availability of guarantees and other factors. Credit is only granted to businesses, and upon approval, all customers are assigned a credit limit and risk rating, which are reviewed periodically. Delinquent accounts are followed-up in a timely manner for collection and to maximize cashflow and minimize past due accounts. Accounts deemed uncollectible are subject to write-off in accordance with established limits of approval. The Company periodically updates lifetime expected credit loss rates across the different accounts receivable portfolios and aging buckets and continuously monitors individual customer accounts with elevated credit risk due to specific circumstances.
The components of trade receivables, at December 31, 2025 and December 31, 2024 are as follows:

	2025	2024
Trade receivables	$58,408	$52,915
Expected credit loss allowance	(4,100)	(4,796)
Total trade receivables, net	$54,308	$48,119

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

14. Trade receivables (continued)
As of December 31, 2025, the aging analysis of trade receivables is as follows:

	Trade receivables	Expected credit loss allowance	Trade receivables, net

Current	$30,289	$(473)	$29,816
1-30 days past due	13,255	(200)	13,055
30-60 days past due	6,883	(109)	6,774
60-90 days past due	1,955	(222)	1,733
90-120 days past due	716	(11)	705
>120 days past due	5,310	(3,085)	2,225
	$58,408	$(4,100)	$54,308
As of December 31, 2024, the aging analysis of trade receivables is as follows:

	Trade receivables	Expected credit loss allowance	Trade receivables, net

Current	$27,188	$(616)	$26,572
1-30 days past due	15,042	(306)	14,736
30-60 days past due	4,608	(185)	4,422
60-90 days past due	1,632	(214)	1,418
90-120 days past due	584	(38)	546
>120 days past due	3,863	(3,438)	425
	$52,915	$(4,796)	$48,119
Activity within the expected credit loss allowance for the years ended December 31, 2025 and December 31, 2024 consists of the following:

	2025	2024
Balance at January 1	$(4,796)	$(4,846)
Bad debt expense for the year	316	(618)
Utilization and other adjustments	380	668
Balance at December 31	$(4,100)	$(4,796)

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

15. Other Receivables
The components of other receivables at December 31, 2025 and December 31, 2024 are as follows:

	2025	2024

Receivables due from SPE, net	$50,339	$51,931
Receivables, non-trade	9,886	8,330
Reserve for receivables, non-trade	(2,129)	(2,324)
Total other receivables, net	$58,096	$57,937
As of December 31, 2025, the aging analysis of other receivables, is as follows:

	Other receivables	Allowances	Other receivables, net

Neither past due nor impaired	$52,575	$—	$52,575
<180 days past due	6,585	(2,092)	4,493
180-365 days past due	1,065	(37)	1,028
	$60,225	$(2,129)	$58,096
As of December 31, 2024, the aging analysis of other receivables, is as follows:

	Other receivables	Allowances	Other receivables, net

Neither past due nor impaired	$54,064	$—	$54,064
<180 days past due	5,035	(2,256)	2,779
180-365 days past due	1,162	(68)	1,094
	$60,261	$(2,324)	$57,937

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

16. Credit facilities and long-term debt
The carrying amount and the fair value of the Company’s debt obligations, including leases, at December 31, 2025, is as follows:

	2025
	Carrying Amount	Fair Value
Current
Loans from third parties	$1,465	$1,465
Loans from related parties	3,922	3,922
Lease liabilities	11,168	10,874
	$16,555	$16,261
Non-current
Loans from related parties	$390,438	$393,314
Lease liabilities	55,420	44,496
	$445,858	$437,810
Total borrowings	$462,413	$454,071
The carrying amount and the fair value of the Company’s debt obligations, including leases, as of December 31, 2024, is as follows:

	2024
	Carrying Amount	Fair Value
Current
Loans from third parties	$25,143	$25,143
Loans from related parties	8,465	8,465
Lease liabilities	12,386	12,022
	$45,994	$45,630
Non-current
Loans from related parties	$358,222	$361,052
Lease liabilities	55,967	43,598
	$414,189	$404,650
Total borrowings	$460,183	$450,280
In April 2017, the Company entered into a €250,000 multi-currency revolving credit facility with TGF, bearing interest at variable rates and maturing on January 30, 2022. In July 2019, the agreement was amended to increase the facility to €340,000. In April 2020, the facility was reduced to €100,000 by an amendment dated April 29, 2020. In January 2022 the agreement maturity date was extended to January 30, 2026. In July 2024, the facility size under the agreement was increased to €130,000. In August 2025, the facility maturity date was extended to January 30, 2030. At December 31, 2025 and 2024, there was $0 and $13,298 (€12,800 equivalent) outstanding borrowings respectively under the facility.
The Company has a committed borrowing facility with a bank of $45,000 with $20,000 available for the issuance of letters of credit. The maturity date was extended to March 15, 2027 in the first quarter of 2026. The facility provides for daily drawdowns and repayments at a borrowing rate based on SOFR. In connection with the borrowing facility, the Company has agreed to financial covenants related to operating EBITDA in excess of $140,000, tangible net worth of at least $250,000 and maintenance of a committed line of credit of at least $100,000, as well as non-financial covenants including restrictions on incurring certain liens on or disposing of certain existing assets without notification to the lender. As of December 31, 2025, the Company was in compliance with all the covenants. The facility is guaranteed by Titan SA. At December 31, 2025 and 2024, there was $0 and $0 outstanding borrowings respectively under the facility.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

16. Credit facilities and long-term debt (continued)
The Company has an uncommitted borrowing facility with a bank of $40,000 with the full amount available for the issuance of letters of credit. The maturity date of this facility is September 30, 2026. The facility provides for loans at variable interest rates based on SOFR which are reset periodically depending on the term and type of draw made thereunder. In connection with the borrowing facility, Titan America has agreed to certain covenants including restrictions on incurring certain liens on or disposing of certain existing assets without notification to the lender. As of December 31, 2025, the Company was in compliance with all of the covenants. The facility is guaranteed by Titan SA. At December 31, 2025 and 2024, there was $0 and $10,000 outstanding borrowings respectively under the facility.
The Company has an uncommitted borrowing facility with a bank of $60,000. The maturity date of this facility is April 29, 2026. The facility provides for loans at variable interest rates based on SOFR which are reset periodically depending on the term and type of draw made thereunder. In connection with the borrowing facility, The Company has agreed to certain covenants including restrictions on disposing of certain existing assets without notification to the lender. As of December 31, 2025, the Company was in compliance with all of the covenants. The facility is guaranteed by Titan SA. At December 31, 2025 and 2024, there was $0 and $15,000 outstanding borrowings respectively under the facility.
In December 2017, the Company entered into a €150,000 note payable with Titan Global Finance PLC (“TGF”) bearing interest of 3.07% through July 16, 2021 and 3.15% through the maturity date of November 15, 2024. In April 2022, the Company paid back €30,000 of this note, leaving a €120,000 balance outstanding. In December 2022, the interest rate was modified to 3.05% through maturity date of November 15, 2024. As described below, on November 15, 2024, the Company settled this loan and no amounts were outstanding at December 31, 2024 and 2025.
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
On November 15, 2024, the Company executed a €150,000 note payable with TGF bearing interest at 3.20% and maturing on July 7, 2027. The proceeds of this term loan were used to settle €30,000 borrowings then outstanding on the multi-currency credit facility with TGF and the €120,000 term loan with TGF maturing on November 15, 2024, as described above. There are no formal covenants associated with this loan.
On February 1, 2024, the Company entered into a cash management agreement with TGF. The agreement is effective until either party provides written notice of termination. Pursuant to this agreement, two of the Company’s existing bank accounts, one denominated in U.S. dollars and one denominated in Euros, are funded when there are negative daily balances. Fundings were subject to maximum borrowing limits of $15,000 and €15,000, respectively through March 31, 2025. On April 1, 2025, the maximum borrowing limits for U.S. dollars was increased to $30,000. Conversely, when there are cash balances in either account, these funds are swept as a deposit into the TGF concentration account. There are no deposit limits.
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

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

16. Credit facilities and long-term debt (continued)
Facility Rate (for Euro deposits) and the U.S. Federal Reserve Federal Funds Target Rate (for U.S. dollar deposits), minus an applicable margin.
Company funds on deposit with TGF under the cash management agreement are due upon demand from the Company. Amounts borrowed from TGF under the cash management agreement may be repaid (in whole or in any part) at the discretion of the Company. Following written notice of termination, outstanding borrowings from TGF under the cash management agreement are due upon demand from TGF. At December 31, 2025 and 2024, there was $0 and $6,083, respectively, outstanding borrowings under the facility.
The maturity profile of the Company’s non-current borrowings, including lease liabilities, is presented below:

	2025	2024
Loans from related parties
Between 1 and 2 years	$214,651	$13,298
Between 2 and 3 years	—	189,683
Between 3 and 4 years	175,787	—
Between 4 and 5 years	—	155,241
Over 5 years	—	—
Total loans from related parties	$390,438	$358,222

Lease liabilities
Between 1 and 2 years	$8,122	$7,950
Between 2 and 3 years	6,726	6,936
Between 3 and 4 years	7,702	5,524
Between 4 and 5 years	5,166	6,338
Over 5 years	27,704	29,219
Total lease liabilities	$55,420	$55,967
Total non-current borrowings	$445,858	$414,189

The weighted average effective interest rates at December 31, 2025, 2024, and 2023 are as follows:

	2025	2024	2023
Variable rate loans from related parties	—%	4.89%	5.82%
Fixed rate loans from related parties	3.94%	3.94%	3.09%
Variable rate loans from third parties	—%	6.34%	N/A
The Company has the following amounts available to draw upon from borrowing facilities at December 31, 2025 and 2024, respectively:

	2025	2024
Floating rate:
Expiring within one year	$181,540	$132,864
Expiring beyond one year	152,750	121,759
Total	$334,290	$254,623

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

16. Credit facilities and long-term debt (continued)
The Company maintains letter of credit facilities with banks, which are guaranteed by Titan SA. No amounts were drawn by counterparties against the letters of credit at December 31, 2025 or 2024. At December 31, 2025 and 2024, the banks had issued letters of credit on behalf of the Company totaling $11,085 and $11,637, respectively, as shown below:

	2025	2024
Facility amount	$60,000	$60,000
Less letters of credit issued in support of:
Insurance programs	(10,750)	(11,302)
Performance obligations	(100)	(100)
Other payment obligations	(235)	(235)
Available facility amount	$48,915	$48,363
In addition to the letter of credit facilities described above, the Company maintains a performance bond facility with an insurance company, which is guaranteed by Titan SA. No amounts were drawn against the performance bonds at December 31, 2025 and 2024. At December 31, 2025 and 2024, the insurance company had issued performance bonds on behalf of the Company totaling $23,417 and $18,761, respectively, as shown below:

	2025	2024
Facility amount	$60,000	$60,000
Less performance bonds issued in support of:
Excavation and reclamation obligations	(4,954)	(4,954)
Surety bond	(3,029)	(3,629)
Other payment and performance obligations	(15,434)	(10,178)
Available facility amount	$36,583	$41,239
Changes arising from financing activities during the year ended December 31, 2025 are as follows:

	January 1, 2025	Cash Flows	Foreign Exchange	Mark-to-Market	Interest Expense	New Leases	Other	December 31, 2025
Borrowings	$391,830	$(65,590)	$47,152	$—	$22,254	$—	$179	$395,825
Lease liabilities	68,353	(14,118)	—	—	4,045	9,282	(974)	66,588
Changes in liabilities	460,183	(79,708)	47,152	—	26,299	9,282	(795)	462,413
Derivative financial instruments	8,723	5,079	—	(41,841)	(7)	—	—	(28,046)
Financial instrument collateral	(4,085)	32,402	—	—	—	—	—	28,317
Other financing activities	4,638	37,481	—	(41,841)	(7)	—	—	271
Total liabilities arising from financing activities	$464,821	$(42,227)	$47,152	$(41,841)	$26,292	$9,282	$(795)	$462,684

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

16. Credit facilities and long-term debt (continued)
Changes arising from financing activities during the year ended December 31, 2024 are as follows:

	Monday, January 1, 2024	Cash Flows	Foreign Exchange	Mark-to-Market	Interest Expense	New Leases	Other	December 31, 2024
Borrowings	$343,932	$48,939	$(22,220)	$—	$21,258	$—	$(79)	$391,830
Lease liabilities	65,481	(13,284)	—	—	3,798	12,305	53	68,353
Changes in liabilities	409,413	35,655	(22,220)	—	25,056	12,305	(26)	460,183
Derivative financial instruments	3,126	(16,783)	—	22,441	(71)	—	10	8,723
Financial instrument collateral	(4,328)	243	—	—	—	—	—	(4,085)
Other financing activities	(1,202)	(16,540)	—	22,441	(71)	—	10	4,638
Total liabilities arising from financing activities	$408,211	$19,115	$(22,220)	$22,441	$24,985	$12,305	$(16)	$464,821
Changes arising from financing activities during the year ended December 31, 2023 are as follows:

	January 1, 2023	Cash Flows	Foreign Exchange	Mark-to-Market	Interest Expense	New Leases	Other	December 31, 2023
Borrowings	$394,506	$(83,046)	$12,055	$—	$20,498	$—	$(81)	$343,932
Lease liabilities	67,587	(15,198)	—	—	3,047	11,678	(1,633)	65,481
Changes in liabilities	462,093	(98,244)	12,055	—	23,545	11,678	(1,714)	409,413
Derivative financial instruments	13,575	3,272	—	(13,907)	186	—	—	3,126
Financial instrument collateral	(15,757)	11,399	30	—	—	—	—	(4,328)
Other financing activities	(2,182)	14,671	30	(13,907)	186	—	—	(1,202)
Total liabilities arising from financing activities	$459,911	$(83,573)	$12,085	$(13,907)	$23,731	$11,678	$(1,714)	$408,211

17. Income taxes
The components of income tax expense for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Current income tax:
Current income tax expense	$39,343	$51,973	$45,536
Adjustments in respect of previous years	780	(840)	—
Deferred income tax:
Deferred tax expense relating to origination and reversal of temporary differences	19,381	6,542	1,598
Adjustments in respect of previous years	(101)	(131)	—
Income tax expense	$59,403	$57,544	$47,134

The income before income tax of the Company is taxed at the applicable rate corresponding to the country in which it operates. The local income tax rates vary, thus resulting in corresponding tax rate differentials. The Company’s applicable tax rate is the statutory Greek rate of 22%. The difference between the Greek rate and the 21% statutory US branch tax rate is incremental to the Company. The substantial majority of the worldwide operating profits are ultimately subject to tax in Greece through a US branch, for which

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

17. Income taxes (continued)
double taxation relief is provided. Income tax expense differs from the amounts computed by applying the applicable tax rate to income before income taxes as a result of the following:

	2025	2024	2023

Income before income taxes	$244,842	$223,618	$202,378

Income tax expense at applicable statutory Greek Federal tax rate, 22%	53,866	49,196	44,523
Differences resulting from:
Foreign tax rate differences	(395)	(182)	(502)
State income taxes, net of federal tax effect	9,177	9,962	8,092
Mineral deposit depletion	(5,797)	(3,917)	(5,128)
Unrecognized deferred tax assets	418	1,514	—
Other	2,134	971	149
Income tax expense at the effective tax rate of 24.3%, 25.7% and 23.3% respectively	$59,403	$57,544	$47,134
The effective tax rate differs from the applicable tax rate primarily due to tax rate differences in jurisdictions outside of the Company's domicile, various permanent differences and local country state income taxes.
Deferred income taxes consist of the following as December 31, 2025 and December 31, 2024:

	2025	2024
Deferred tax assets:
Provisions and accrued expenses	$24,049	$20,941
Lease liabilities	17,646	18,114
Accounts receivable valuation	1,951	2,297
Inventory valuation and costing	2,038	2,457
Retirement benefit obligations	1,531	1,344
Unrealized loss on derivative instruments	—	2,312
Unrealized loss on debt obligations	8,315	—
Other	6,883	6,438
Total deferred tax assets	62,413	53,903

Deferred tax liabilities:
Property, plant and equipment	80,160	58,005
Goodwill	45,920	45,920
Mineral deposits	20,103	19,498
Right-of-use assets	17,646	18,114
Identifiable intangible assets	3,360	3,311
Other	10,780	7,267
Deferred tax liabilities	177,969	152,115

Net deferred income tax liability	$115,556	$98,212
As of December 31, 2025, the Company had $6,709 of Belgium net operating losses with an indefinite carryforward.
As of December 31, 2025 and 2024, the Company had U.S. state net operating loss (NOL) carryforwards of $7,829 and $0, respectively, with various expiration dates based on statutory law.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

17. Income taxes (continued)
As of December 31, 2025, deferred tax assets have not been recognized in respect of the Belgium net operating loss carryforward of $6,709, as there is not sufficient evidence to support realizability in the near future.
As of December 31, 2025, the Company plans to repatriate all undistributed international earnings to the extent not reinvested in the business. It is not practicable to estimate the amount of deferred tax liability arising from investments in subsidiaries.
As of December 31, 2025, and 2024, there was no liability for uncertain tax positions. The Company is subject to income tax in Belgium, Greece and the United States. Tax years prior to December 31, 2022 are no longer open to examination by the taxing authorities.
The Organization for Economic Cooperation and Development has released Pillar Two Model Rules, a 15% minimum effective tax rate designed to ensure that large multinational enterprises pay a minimum level of tax on the income arising in each jurisdiction where they operate and mandates sharing of certain company information with taxing authorities on a local and global basis. Certain jurisdictions have enacted, and others have proposed, legislation to implement certain provisions of Pillar Two. The Company is continuing to monitor the implications resulting from the potential enactment of Pillar Two rules in the jurisdictions where the Company operates. The Company has no current tax expense resulting from Pillar II for the 2025 year.
18. Retirement Benefit Obligations
The Company has the following retirement benefit plans as of December 31, 2025 and 2024, respectively:

	2025	2024
Non-qualified deferred compensation plan	$4,608	$4,037
Pension benefits	(122)	(173)
Other post-retirement benefits	2,615	1,253
Retirement benefit obligations	$7,101	$5,117

Non‐qualified deferred compensation plan
This plan is intended to constitute an unfunded plan of deferred compensation for a selected group of highly compensated employees under the Employee Income Security Act of 1974 ("ERISA"). For this purpose, the Company created an irrevocable trust to facilitate the payment of deferred compensation to participants under the plan. Participants are eligible to defer from 0% to 20% of eligible compensation for the applicable plan year. There were no costs for the plan for the year ended December 31, 2025, 2024, or 2023.
Defined benefit plans and other post-retirement benefit plans
The Company operates a defined benefit pension plan and other post-retirement benefit plans. The method of accounting for the latter, as well as the valuation assumptions and the frequency of valuations, are similar to those used for the defined benefit pension plan.
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
At December 31, 2025, the defined benefit pension plan assets are invested 95% in fixed income investments (2024: 95%), 5% in other various investments (2024: 5%), 0% in equity investments (2024: 0%). The discount rate adopted for the study of the pension plans was 5.02% at December 31, 2025 (5.35% at December 31, 2024).

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

18. Retirement Benefit Obligations (continued)
In 2026 there is no contribution due under the minimum funding requirement of the Employee Retirement Income Security Act of 1974 (ERISA). As a result, the Company does not expect to contribute to its defined benefit pension plans in 2026. The Company’s other post-retirement benefit plans are unfunded obligations and will be funded, consistent with past practice, on a pay-as-you-go basis.
The Company’s defined benefit pension and other post-retirement plans are immaterial so detailed disclosures are not presented.
Defined contribution plans
The Company sponsors a defined contribution retirement and 401(k) savings plan, which covers substantially all employees of the Company. The plan provides for voluntary employee pre-tax and after-tax contributions for eligible employees. The Company matches 50% of eligible employees’ contributions up to 8% of the employee’s eligible wages, subject to IRS limitations on maximum elective deferrals. Total costs charged against income for this element of the plan was $7,500, $7,292, and $6,421 for the years ended December 31, 2025, 2024, and 2023, respectively. Additionally, the Company recognized income from 401(k) match forfeitures of $629, $565 and $792 for the years ended December 31, 2025, 2024 and 2023 respectively.

19. Stock Based Compensation Plan

The 2025 Omnibus Incentive Plan (“Omnibus Plan”) permits the Company to grant to employees and directors up to 2.5 million shares of the Company’s common stock. The plan permits the Company to grant equity awards in the form of stock options, stock appreciation rights, restricted stock, Restricted Stock Units (“RSUs”), Performance Awards (“PSUs”), other stock-based awards or cash awards. The RSUs or PSUs may not be sold, transferred, pledged or disposed of until the restrictions on the shares or units have lapsed or have been removed under the provisions of the Omnibus Plan. If addition, if a holder of RSUs or PSUs ceases to be employed by the Company, any shares or units in which the restrictions have not lapsed will be forfeited.

Under the terms of the Omnibus Plan, the Company issues RSUs and PSUs to employees and directors. The estimated fair value is determined using a discounted cash flow method over the term of the awards to adjust for dividends. Expense is recognized on the estimated fair value of the RSUs or PSUs granted over the requisite service period, which is generally three years, on a straight-line basis or a shorter period based on the retirement eligibility of the grantee. For PSUs, the compensation expense recorded is re-evaluated at each reporting period and adjusted, as necessary, based on the probability of achieving the performance criteria. No grants were issued by the Company prior to 2025. The Company recorded $1,724 of expense related to RSUs and PSUs in 2025 to general and administrative expense on the Consolidated Statements of Income.

RSUs

The following table summarizes the status of RSUs as of December 31, 2025 and changes during the year then ended:

	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2025	—	$—
Granted	450	14.11
Vested	—	—
Forfeited	(13)	14.07
Outstanding at December 31, 2025	437	$14.11

As of December 31, 2025, there was $4,877 of total unrecognized compensation related to the nonvested RSUs which is expected to be recognized over a weighted-average period of 2.1 years.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

19. Stock Based Compensation Plan (continued)
PSUs

The Company issues PSUs that have a service and performance condition(s). The number of shares awarded can range from 0% to 150% of the target award based on achievement of the performance target(s). The following table summarizes the status of PSUs as of December 31, 2025 and changes during the year then ended:

	Number of PSUs	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2025	—	$—
Granted	169	14.07
Vested	—	—
Forfeited	(5)	14.07
Outstanding at December 31, 2025	164	$14.07

As of December 31, 2025, there was $1,872 of total unrecognized compensation related to the nonvested PSUs which is expected to be recognized over a weighted-average period of 2.1 years. The Company assesses the probability of achievement of performance targets at the end of each reporting period and, based on that assessment, cumulative adjustments may be recorded in future periods.

20. Provisions
The components of provisions at December 31, 2025 are as follows:

			Income Statement Charges
		Balance at	Operating	Finance	Cash	Other	Balance at
Provision Description		1/1/2025	Expenses	Cost	Payments	Adjustments	12/31/25

Restoration	a	$13,766	$(728)	$593	$(68)	$1,542	$15,105
Environmental	a	642	(41)	32	(11)	1	623
Equipment removal	a	11,576	222	480	(259)	(439)	11,580
Insurance reserves	b	23,150	49,222	758	(50,189)	998	23,939
Lease return obligations	c	9,893	(18)	554	—	6,792	17,221
Sales and use tax	d	555	138	—	—	—	693
Litigation	e	1,425	727	—	(976)	—	1,176
Total		$61,007	$49,522	$2,417	$(51,503)	$8,894	$70,337

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

The components of provisions at December 31, 2024 are as follows:

			Income Statement Charges
		Balance at	Operating	Finance	Cash	Other	Balance at
Provision Description		1/1/2024	Expenses	Cost	Payments	Adjustments	12/31/24

Restoration	a	$17,675	$(4,030)	$826	$(213)	$(492)	$13,766
Environmental	a	3,087	(1,563)	33	(29)	(886)	642
Equipment removal	a	13,156	(77)	364	155	(2,022)	11,576
Insurance reserves	b	24,990	41,374	808	(43,104)	(918)	23,150
Lease return obligations	c	6,488	313	278	—	2,814	9,893
Sales and use tax	d	358	197	—	—	—	555
Litigation	e	—	—	—	—	1,425	1,425
Total		$65,754	$36,214	$2,309	$(43,191)	$(79)	$61,007
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
e.This provision represents a financial reserve to cover potential legal costs, settlements, or damages from lawsuits related to defective materials or other contractual disputes, recognized when there is a legal obligation, payment is probable, and the cost can be reasonably estimated.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

20. Provisions (continued)
During the years ended December 31, 2025, 2024, and 2023, the Company increased provisions by the net amounts of $2,417, $2,309, and $1,813, respectively, due to the passage of time. Accretion is included in finance cost in the Consolidated Statements of Income.
The current and non-current portions of the total provisions are follows:

	2025	2024
Current portion of provisions	$8,897	$10,081
Non-current portion of provisions	61,440	50,926
Total	$70,337	$61,007

21. Accrued expenses
The components of accrued expenses at December 31, 2025 and 2024 are as follows:

	2025	2024

Employee compensation and benefits	$13,868	$14,120
Customer rebates	2,200	2,953
Taxes payable, other than income taxes	2,270	2,161
Accrued royalties and dues	1,954	1,843
Professional fees	1,004	2,495
Other	826	1,307
Total accrued expenses	22,122	24,879

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

22. Related Party Transactions
The following is a summary of the transactions that were carried out with related parties during 2025:

	Purchases and charges from related parties	Amounts owed to related parties, net

Financing	$15,422	$393,193
Purchase of cement	74,214	2,365
Management fee	16,731	8,997
Other	4,700	858
	$111,067	$405,413
The following is a summary of the transactions that were carried out with related parties during 2024:

	Purchases and charges from related parties	Amounts owed to related parties, net

Financing	$14,480	$365,895
Purchase of cement	103,300	3,168
Management fee	14,463	4,217
Other	2,836	1,342
	$135,079	$374,622
The following is a summary of the transactions that were carried out with related parties during 2023:

	Purchases and charges from related parties	Amounts owed to related parties, net

Financing	$11,391	$342,857
Purchase of cement	107,122	6,281
Management fee	11,043	3,659
Other	2,621	1,527
	$132,177	$354,324
Purchases of cement consist of cement imports from Group subsidiaries, primarily Titan Cement Company S.A. Management fee consists of charges for Group centrally performed services, including IT, human resources, procurement and corporate engineering, Other related party charges consist of other charges incurred at the Group level for expenditures that benefit the Company and are cross-charged to the Company as incurred. Outstanding balances at the year-end related to purchases from related parties are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

22. Related Party Transactions (continued)
Dividends/Return of Capital
On October 19, 2023, Titan Atlantic declared a dividend to Titan Cement Company S.A. and Columbus Properties BV of €32,000 ($33,786 equivalent) which was paid on October 20, 2023. During 2023, Titan Atlantic did not declare any returns of capital.
On July 15 and 18, 2024, Titan Atlantic declared and paid dividends of $80,000 (€73,450 euro equivalent) and $5,069 (€4,635 euro equivalent), respectively, to Titan Cement Company S.A. and Columbus Properties BV.
On October 24, 2024, Titan Atlantic declared and on October 25, 2024 paid a return of capital of $51,591 (€47,819 euro equivalent) to Titan SA. On this same date Titan Atlantic capitalized into common stock, share premium of $51,591(€47,819 euro equivalent) resulting in $155 (€143 Euro equivalent) of Greek federal tax. The return of capital was funded through a combination of drawdowns on short-term third party and short-term and long-term related party credit facilities.
During 2025, Titan America SA declared and paid share premium distributions to its shareholders, including its parent Titan SA. On May 6, 2025, the Company declared a share premium distribution of $0.08 per share and on June 25, 2025, paid $12,783 to Titan SA. On July 29, 2025, the Company declared a share premium distribution of $0.04 per share, and on October 15, 2025, paid $6,391 to Titan SA. On October 29, 2025, the Company declared a share premium distribution of $0.04 per share, and on December 29, 2025, paid $6,391 to Titan SA.
Key Management Compensation
Key management compensation for all payroll-related expenses for vice-president level positions and higher for the years ended December 31, 2025, 2024, and 2023 is as follows:

	2025	2024	2023
Salaries and related payroll taxes	$13,862	$13,718	$11,518
Short-term employee benefits	768	718	683
Retirement plan contributions	293	257	235
Long-term incentives, including stock-based payments	4,980	3,131	2,577
Termination benefits	634	128	—
Other	733	96	291
Total key management compensation	$21,270	$18,048	$15,304
Number of key management employees at December 31	24	26	25
Titan SA Long-Term, Stock-Based Incentive Plan
Titan SA maintains a long-term, stock-based incentive plan (TIP) for certain employees of Titan SA and its subsidiaries, including the Company. Participants in the plan are awarded a conditional grant of Titan SA shadow shares at no consideration in April (or later) of each year. (see Note 1.14).
At each reporting date until vesting, the Company calculates a best estimate of the cumulative expense to be recognized in relation to each TIP award at that date, being the product of the fair value of the award at grant date, the number of awards that will vest (best estimate) and the expired portion of the vesting period.
The charge to the Consolidated Statements of Income for the period is the cumulative amount calculated above less the amounts already charged in previous periods. In the year of vesting, Titan SA charges the Company an amount equivalent to the fair market value of Titan SA shares made available to Company TIP participants at the vesting date. The amount charged is recorded as a reduction to Stockholders’ Equity in the Consolidated Statement of Financial Position.
For the years ended December 31, 2025, 2024 and 2023, $2,118, $3,841 and $3,147 respectively, was recorded as general and administrative expense in the Consolidated Statements of Income related to TIP awards.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

22. Related Party Transactions (continued)
During 2025, Titan SA recharged the Company $9,828, an amount equivalent to the fair market value of shares made available to Company TIP participants following the March 2025 conclusion of the vesting period. Of the $9,828 paid by the Company to Titan SA, $3,369 (representing an amount equal to the expense recognized during the vesting periods) was included within cash flows from operating activities in the Consolidated Statement of Cash Flows. The remaining, $6,459 (representing the excess over the expense recognized during the vesting periods) was treated as a distribution from the Company to Titan SA and was included in cash flows from financing activities in the Consolidated Statement of Cash Flows.
During 2024, Titan SA recharged the Company $5,891, an amount equivalent to the fair market value of shares made available to Company TIP participants following the March 2024 conclusion of the vesting period. Of the $5,891 paid by the Company to Titan SA, $3,061 (representing an amount equal to the expense recognized during the vesting periods) was included within cash flows from operating activities in the Consolidated Statement of Cash Flows. The remaining $2,830 (representing the excess over the expense recognized during the vesting periods) was treated as a distribution from the Company to Titan SA and was included in cash flows from financing activities in the Consolidated Statement of Cash Flows.
During 2023, Titan SA recharged the Company $1,762, an amount equivalent to the fair market value of shares made available to Company TIP participants following the March 2023 conclusion of the vesting period. Of the $1,762 paid by the Company to Titan SA, $1,333 (representing an amount equal to the expense recognized during the vesting periods) was included within cash flows from operating activities in the Consolidated Statement of Cash Flows. The remaining $429 (representing the excess over the expense recognized during the vesting periods) was treated as a distribution from the Company to Titan SA and was included in cash flows from financing activities in the Consolidated Statement of Cash Flows.
Movements in the number of shadow shares outstanding for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Shadow shares outstanding, January 1	738	784	653
Granted and transferred	(1)	179	260
Vested and distributed	(193)	(202)	(113)
Cancelled	(69)	(23)	(16)
Shadow shares outstanding, December 31	475	738	784

Fair value of awards granted in year (€ per share)	€35.00	€29.10	€14.64
Fair value of awards granted in year ($ per share)	$41.34	$31.15	$16.08

The stock price of Titan SA’s common share was €52.70 ($61.92) at December 31, 2025, €40.20 ($41.87) at December 31, 2024, and €21.25 ($23.48) at December 31, 2023.
23. Commitments and Contingencies
Litigation
On the basis of its own estimates (and both internal and external legal counsel), Management is of the opinion that it’s remote that material losses will be incurred in respect of claims in excess of provisions that have been made in these consolidated financial statements.
Environmental remediation
The Company is subject to certain environmental regulations and normal business operations may cause conditions requiring remedial action. Management has provided for all known, probable and estimable costs related to such occurrences. See Note 20 for further information about restoration, environmental and remediation provisions.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

23. Commitments and Contingencies (continued)
Purchase commitments
The Company has contracted to purchase raw materials and energy as part of its ongoing operations as follows:
Aggregates purchase commitment
In 2004, the Company entered into a supply agreement with a third party for the purchase of construction aggregates in Florida. The supply agreement contained various provisions including minimum annual volume guarantees and, in certain circumstances, prepayment obligations. Subsequent amendments modified the original agreement and a 2012 amendment replaced the annual volume guarantees with an overall purchase commitment of approximately 12,100 tons over a 20-year term commencing November 1, 2012. Provisions of the amended agreement include a 500 ton minimum annual volume and a maximum annual volume of 2,400 tons. In addition, the 2012 amendment eliminated all future prepayment obligations.
In 2025 and 2024, the Company accepted delivery of approximately 664 and 531 tons of construction aggregates from the supplier, respectively. The remaining commitment under the supply agreement is 3,609 and 4,273 tons at December 31, 2025 and December 31, 2024, respectively. Under the terms of the supply agreement, purchases are made at current market prices, subject to periodic adjustments. For the annual periods ended December 31, 2025 and 2024, prices, excluding taxes and fees, are $24.99 and $22.27 per ton, respectively.
Natural gas purchase commitment
In 2019, the Company entered into a natural gas supply agreement for its cement plant in Florida. After completion of the requisite infrastructure upgrades, the plant began consuming natural gas in November 2020. A take-or-pay agreement with the utility company require payments totaling $11,600 over a maximum period of 6 years. Until fully satisfied this agreement required minimum cumulative payments equal to $1,935 per contract year. On December 31, 2024, the Company had paid $11,600 (December 31, 2023: $8,390) cumulatively under the agreement and, as a result, the agreement was fully satisfied at December 31, 2024.
The Company has also entered into capacity supply agreements with a natural gas marketer annually since 2020. On December 31, 2025, there are 900 MMBtus of committed capacity remaining through March 31, 2026. Pricing under the capacity contract is based on the front-month Florida Gas Transmission Zone 3 natural gas price settlements, plus a variable basis component.
Supply commitments
The Company does not currently have any material contracted supply commitments.
24. Financial risk management objectives and policies
Financial Risk Factors
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

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

24. Financial risk management objectives and policies (continued)
The table below summarizes the maturity profile of financial liabilities at December 31, 2025 based on contractual undiscounted payments.

	Less than 6 months	6 to 12 months	1 to 5 years	>5 years	Total
Loans from related parties	$7,696	$7,696	$419,121	$—	$434,513
Loans from third parties	—	—	—	—	—
Lease liabilities	6,244	6,244	38,228	35,375	86,091
Derivative financial instruments	2,636	2,626	—	—	5,262
Other non-current liabilities	—	—	—	—	—
Trade and other payables	144,681	—	—	—	144,681
	$161,257	$16,566	$457,349	$35,375	$670,547

The table below summarizes the maturity profile of financial liabilities at December 31, 2024 based on contractual undiscounted payments.

	Less than 6 months	6 to 12 months	1 to 5 years	>5 years	Total
Loans from related parties	$11,446	$7,135	$397,591	$—	$416,172
Loans from third parties	25,143	—	—	—	25,143
Lease liabilities	6,974	6,974	37,286	37,440	88,674
Derivative financial instruments	2,210	3,436	26,261	—	31,907
Other non-current liabilities	—	—	—	—	—
Trade and other payables	148,558	—	—	—	148,558
	$194,331	$17,545	$461,138	$37,440	$710,454
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
Derivatives
€150,000 Cross-currency interest rate swaps maturing June 2029 – Economic Hedge
On April 29, 2024, the Company entered into 5-year cross-currency interest rate swap agreements with third party financial institutions to manage the foreign currency and interest rate risk associated with fixed rate Euro denominated borrowings maturing on June 11, 2029. These borrowings are further described in Note 16. Under the terms of these agreements, the counterparties fixed the June 11, 2029, U.S. dollar to Euro exchange rate for the scheduled €150,000 repayment at an average of $1.07213 to €1.00. In addition, over the life of the agreements, the Company will receive Euro denominated fixed rate interest on €150,000 and pay U.S. dollar denominated fixed rate interest on $160,820.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

24. Financial risk management objectives and policies (continued)
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
€150,000 Cross-currency interest rate swaps maturing July 2027 – Economic Hedge
On November 18, 2024, the Company entered into 30-month cross-currency interest rate swap agreements with third party financial institutions to manage the foreign currency and interest rate risk associated with fixed rate Euro denominated borrowings maturing on July 7, 2027. These borrowings are further described in Note 16. Under the terms of these agreements, the counterparties fixed the July 7, 2027, U.S. dollar to Euro exchange rate for the scheduled €150,000 repayment at an average of $1.05383 to €1.00. In addition, over the life of the agreements, the Company will receive Euro denominated fixed rate interest on €150,000 and pay U.S. dollar denominated fixed rate interest on $158,075.
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
Foreign Exchange Forwards – Fixed Rate Debt – Economic Hedge
To manage the foreign currency exchange rate risk associated with its Euro denominated fixed rate borrowing, the Company has entered into a series of short-term foreign exchange derivatives with third party financial institutions. Under the terms of the open positions at December 31, 2025, the Company fixed the U.S. dollar to Euro with a value date of January 26, 2026 (notional amount €32,800 at $1.17488 to €1.00). Subsequent to December 31, 2025, the Company renewed this short-term foreign exchange derivative with a value date of May 20, 2026 (notional amount €32,800 at 1.15668 to €1.00)
Under the terms of the open positions at December 31, 2024, the Company fixed the U.S. dollar to Euro at with value dates of February 24, 2025 (notional amount €32,800 at $1.04258 to €1.00).
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
Foreign Exchange Forwards – Variable Rate RCF Debt – Economic Hedge
To manage the foreign currency exchange rate risk associated with its Euro denominated variable rate borrowing, the Company may enter into foreign exchange derivatives with third party financial institutions.
There were no positions related to variable rate RCF Debt at December 31, 2025.
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

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

24. Financial risk management objectives and policies (continued)
Interest Rate Swap - Exposure to Variable Interest Rates– Economic Hedge
In May 2022, the Company entered into two 3-year interest rate swap agreements with third party financial institutions to manage the interest rate risk associated with the variable interest rates. Under the terms of those agreements, the counterparties fixed the interest rate for a notional amount of $100,000. Over the life of the agreements, which matured in May 2025, the Company received variable rate interest on $100,000 and paid a fixed rate interest of 2.653% on $50,000 and 2.655% on $50,000. Gains or losses arising from changes in the fair value of the derivative financial instruments were recognized in the Consolidated Statements of Income as finance cost.
In January and February 2023, the Company entered into two 3-year interest rate swap agreements with third party financial institutions to manage the interest rate risk associated with the variable interest rates. Under the terms of those agreements, the counterparties fixed the interest rate for a notional amount of $100,000. Over the life of the agreements, which matured in May 2025, the Company paid variable rate interest on $100,000 and received fixed rate interest of 3.976% on $50,000 and 4.166% on $50,000. Gains or losses arising from changes in the fair value of the derivative financial instruments were recognized in the Consolidated Statements of Income as finance cost.
Natural Gas Cash Flow Hedge
In 2023, the Company entered into a series of natural gas swap transactions in order to fix a portion of the monthly NYMEX component of its natural gas costs during 2023 and 2024. The total notional amount of the swap contracts was 420,000 MMBtus of which 390,000 MMBtus were outstanding at December 31, 2023 with a final settlement date is June 5, 2024. The Company designated a cash flow hedge relationship between the highly probable forecast monthly purchases of natural gas during 2023 and 2024 and the swap contracts. Due to matching of economic terms, no ineffectiveness was anticipated in this hedge relationship and none was recognized in the Consolidated Statements of Income as cost of goods sold during 2023 and 2024. There were no positions open at December 31, 2024 and 2025.
Credit Support Payments and Receipts
The Company and each financial institution counterparty is required to post weekly credit support payments for the difference between:
(a)accumulated mark-to-market gains or losses on derivative financial instruments; and
(b)the net accumulated credit support payments posted, provided that the difference is at least €1,000, $1,000 or $500, depending on the counterparty, when compared to the previous weekly calculation.
Sensitivity analysis to foreign exchange rate differences
The following table demonstrates the sensitivity of the Company’s profit before income tax to reasonable changes in foreign exchange rates (after taking into consideration the impact of outstanding economic hedges in place for Euro denominated borrowings and other obligations), with all other variables held constant:

Year Ended	Decrease in USD:Euro FX Rate	Effect on profit before tax (-/+)	Increase in USD:Euro FX Rate	Effect on profit before tax (+/-)
12/31/25	5.0%	$—	(5.0)%	$—
12/31/24	5.0%	$—	(5.0)%	$—
12/31/23	5.0%	$—	(5.0)%	$—

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

24. Financial risk management objectives and policies (continued)
Interest rate risk
As the Company has no material interest-bearing assets other than cash and cash-equivalents, the Company’s income and operating cash flows are not materially impacted by changes in market interest rates. The Company’s interest rate risk arises primarily from short-term and long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company’s policy for long term borrowings will vary and is managed by the Company in coordination with Titan SA’s group treasury function.
The following table demonstrates the sensitivity of the Company’s profit before income tax (considering the impact of the outstanding floating rate borrowings at the end of the period) to reasonable changes in interest rates, with all other variables held constant:

Year Ended	Interest Rate Increase	Effect on profit before tax (-/+)	Interest Rate Decrease	Effect on profit before tax (+/-)
12/31/25	1.0%	$—	(1.0)%	$—
12/31/24	1.0%	$133	(1.0)%	$(133)
12/31/23	1.0%	$403	(1.0)%	$(403)
Cash flow hedge
The Company entered into a series of natural gas swap transactions in order to fix a portion of the monthly NYMEX component of its natural gas costs during 2024 and 2023. The Company designated a cash flow hedge relationship between the highly probable forecast monthly purchases of natural gas during 2024 and 2023, and the swap contracts.
The following table demonstrates the sensitivity of the Company’s other comprehensive income (OCI) (considering the impact of the outstanding contracts at the end of the period) to reasonable changes in natural gas pricing, with all other variables held constant:

Year Ended	Decrease in NG contract price	Effect on OCI before tax (-/+)	Increase in NG contract price	Effect on OCI before tax (+/-)
12/31/25	$1.00	$—	$1.00	$—
12/31/24	$1.00	$—	$1.00	$—
12/31/23	$1.00	$390	$1.00	$(390)
Credit risk
The Company has no material concentrations of credit risk. Trade accounts receivable consist mainly of a large, widespread customer base. The Company monitors the financial position of its debtors on an ongoing basis. Refer to Note 14 for further details.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

24. Financial risk management objectives and policies (continued)
Financial instruments by measurement category
As of December 31, 2025 and 2024, the Company’s financial assets were classified as follows:

	2025		2024
	Assets at amortized cost	Assets at FVPL *	Assets at amortized cost	Assets at FVPL *

Financial Assets
Trade receivables, net	$54,308	$—	$48,119	$—
Other receivables, net	58,096	—	57,937	—
Other asstes, non-current	—	9,139	—	10,076
Derivative financial instruments	—	28,046	—	709
Derivative credit support payments	—	—	4,389	—
Cash and cash equivalents	211,750	—	12,124	—
	$324,154	$37,185	$122,569	$10,785
At December 31, 2025 and 2024, the Company’s financial liabilities were classified as follows:

	2025		2024
	Liabilities at amortized cost	Liabilities at FVPL *	Liabilities at amortized cost	Liabilities at FVPL *
Financial Liabilities
Accounts payable	$130,500	$—	$139,831	$—
Related party payables	14,181	—	8,727	—
Borrowings	395,825	—	391,830	—
Derivative financial instruments-economic hedges	—	—	—	9,432
Derivative credit support receipts	28,317	—	304	—
Other noncurrent liabilities	330	—	330	—
	$569,153	$—	$541,022	$9,432

*    “FVPL” Fair value through profit or loss
Fair value of financial instruments
Recurring fair value measurements
Recurring fair value measurements are those that the accounting standards require or permit in the statement of financial position at the end of each reporting period. The Company’s derivative financial instruments fall under this category, and under the fair value hierarchy, are measured based on Level 2 inputs.
Level 2 derivative financial instruments comprise cross currency interest rate swaps, interest rate swaps, foreign exchange forward contracts and natural gas futures. The Company uses a variety of valuation methods and makes assumptions that are based on market conditions existing at each reporting date. The recorded fair values of these contracts are based on: a) forward exchange rates that are quoted in an active market, b) forward interest rates extracted from observable yield curves, and c) natural gas prices, which are quoted in an active market. There were no changes in valuation techniques for Level 2 recurring fair value measurements during the years ended December 31, 2025, 2024, or 2023.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

24. Financial risk management objectives and policies (continued)
Financial instruments for which fair value does not approximate carrying amount
Financial instruments where fair value is not deemed to approximate carrying amount in the statement of financial position are the Company’s loans from related parties and lease liabilities. The fair values are disclosed in Note 16.
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
Capital management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to provide returns for its stockholders and to maintain a reasonable capital structure and related cost of capital. The Company is a subsidiary of a group, the ultimate parent of which is Titan SA. As such, the capital management strategy of the Company is not determined in isolation, but rather, by taking into consideration both local and overseas funding alternatives, relative costs, and financial flexibility.
The Company has a history of strong operating cash flow and available lines of credit (Note 16).
25. Earnings per share
Basic earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Company (the numerator) by the weighted average number of shares outstanding (the denominator) during the period. Diluted earnings per share includes the impact of stock-based awards as determined by applying the treasury stock method.
The amounts considered for calculations of earnings per share in 2025, 2024, and 2023 were as follows:

	2025	2024	2023 (1)
Denominator (whole shares)
Weighted average number of common shares - basic	183,351,506	175,362,465	175,362,465
Weighted average number of common shares - diluted	183,463,266	175,362,465	175,362,465

Numerator
Net income	$185,439	$166,074	$155,244

Earnings per share of common stock
Basic earnings per share	$1.01	$0.95	$0.89
Diluted earnings per share	$1.01	$0.95	$0.89

(1)For purposes of calculating earnings per share for 2023, the Company has retrospectively presented earnings per share as if the reorganization in Note 1 had occurred at the beginning of the earliest period presented. Such retrospective presentation reflects 175,362,465 common shares due to the exchange of shares in Titan Atlantic for 175,342,465 shares in Titan America, the initial issuance of 2,000 common shares upon formation of Titan America and the subsequent conversion of each of the 2,000 common shares into 10 common shares.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

26. Segment information
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
In addition, the Company’s operations include (1) prior to its sale on January 1, 2025, the STET segment, a nonreportable operating segment that develops, manufactures, sells, and services triboelectrostatic separators and related equipment used to beneficiate fly ash, industrial minerals, and food and feed organics and (2) certain income and expense items managed on a total Company level which are not allocated to the operating segment measure of profit and loss, including: unallocated corporate costs, fair value loss on sale of accounts receivable, finance cost, finance income, foreign exchange gain/loss, derivative financial instrument gain/loss, and income taxes.
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
Information about segment adjusted EBITDA, revenue, depreciation, depletion and amortization and capital spending follows:
Segment adjusted EBITDA

	Year Ended December 31
	2025	2024	2023
Florida business segment	278,663	249,665	221,227
Mid-Atlantic business segment	120,537	134,792	118,260
Subtotal reportable segments	$399,200	$384,457	$339,487
STET segment	—	(6,070)	(6,371)
Unallocated corporate (1)	(11,829)	(19,803)	(4,743)
Finance cost, net	(22,561)	(26,175)	(22,244)
Depreciation, depletion and amortization	(108,716)	(99,941)	(91,079)
Loss on disposal of fixed assets	4	(2,411)	(3,852)
Asset impairment recovery	—	—	609
Foreign exchange (loss)/gain, net	(45,101)	20,846	(11,981)
Derivative financial instrument gain/(loss), net	41,841	(22,441)	10,967
Fair value loss on sale of accounts receivable, net	(4,012)	(4,620)	(6,113)
Stock-based compensation	(3,792)	(3,841)	(3,173)
Acquisition related expenses (2)	(2,661)	—	—
Other (3)	2,469	3,617	871
Income before income taxes	$244,842	$223,618	$202,378

(1)     Unallocated corporate include IPO transaction costs incurred during 2025 and 2024, which primarily consist of consulting, legal and accounting fees.
(2)    In connection with the Company’s recently announced pending acquisition of Keystone Cement Company, we have incurred incremental expenses which primarily consist of legal, environmental and consulting due diligence costs that are not indicative of our ongoing costs.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

(3) Other includes, but is not limited to, the impacts on provisions for long-term environmental rehabilitation costs, including provisions for quarry restoration, arising from changes in discount rates, recoveries from insurance claims and other exceptional (gains)/losses or non-recurring items, including the 2025 gain of $2,552 on the STET divestiture (see footnote 1.1 in the accompanying financial statements).
26. Segment information (continued)
Segment external revenue
External revenue are transactions with external customers for each of the business segments.

	Year Ended December 31
	2025	2024	2023
Florida business segment	$1,024,415	$997,575	$969,932
Mid-Atlantic business segment	639,773	634,946	619,683
STET segment	—	1,872	1,986
Total External Revenue	$1,664,188	$1,634,393	$1,591,601
Segment depreciation, depletion and amortization
Depreciation, depletion and amortization per segment is as follows:

	Year Ended December 31
	2025	2024	2023
Florida business segment	$66,124	$60,296	$57,000
Mid-Atlantic business segment	42,469	38,954	33,472
STET segment	—	675	591
Corporate	123	16	16
Total depreciation, depletion and amortization	$108,716	$99,941	$91,079
Segment capital spending
Capital spending is investment in property, plant, equipment and intangible assets (e.g. software), excluding additions to quarries.

	Year Ended December 31
	2025	2024	2023
Florida business segment	$105,875	$70,445	$74,458
Mid-Atlantic business segment	56,418	58,819	41,970
STET segment	—	59	83
Corporate	3,874	1,183	349
Total Capital Spending	$166,167	$130,506	$116,860

27. Issued capital and reserves
The Company has one class of common stock. After considering the effect of the Share Split and Reorganization Transaction described in Note 25, the number of shares authorized for issuance and outstanding was 184,362,465 and 175,362,465 for the years ended December 31, 2025 and 2024, respectively. There were no shares issued but not fully paid as of December 31, 2025 and December 31, 2024.

Titan America SA and Subsidiaries
Note to Consolidated Financial Statements
December 31, 2025, 2024 and 2023
(All amounts in thousands)

28. Events after the reporting period
Management has evaluated subsequent events through March 24, 2026, which is the date these financial statements were available to be issued:
•On January 8, 2026, the Company announced that it had entered into an agreement to acquire Keystone Cement Company, a Pennsylvania based cement manufacturer and aggregates producer from the Fortaleza, Uniland and Tritadura Groups. The transaction price (subject to ordinary post-closing adjustments) is $310,000. Closing of the transaction is subject to regulatory approval and other customary conditions.